Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 16, 2024

VIA EDGAR

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	Principal Life Insurance Co. Registration Statement on Form S-1 File No. 333-276971

Dear Mr. Oh:

Principal Life Insurance Co. (the “Company”) is providing responses to comments received from the staff of the Securities and Exchange Commission (the “Commission”) on April 10, 2024, regarding the above-referenced initial registration statement (“Registration Statement”) for the single premium deferred index-linked annuity contract named Principal Strategic Outcomes (the “Contract”). The Company filed an initial registration statement (rather than amending the existing registration statement) for the purpose of registering with the Commission additional interests in the Contract. As part of this letter, the Company has also included a marked draft of the Registration Statement reflecting changes made in response to staff comments, as well as other changes made by the Company.

The Company will later file a pre-effective amendment to the Registration Statement. The Company will request acceleration of the Registration Statement, as to be amended, pursuant to Rule 461 under the Securities Act of 1933 for no later than May 1, 2024.

Each of the staff’s comments is set forth below in bold, and the Company’s response thereto immediately follows. Page references are to the marked copy of the prospectus that was provided to facilitate the Commission staff’s review.

Cover Page

1.	Please disclose the following:

“The Contract may not be appropriate for you if you plan to take withdrawals from an Index-Linked Segment Option prior to the end of a Segment Term, especially if you plan to take ongoing withdrawals such as required minimum distributions or scheduled withdrawals. We apply an Equity Adjustment when amounts are removed from an Index-Linked Segment Option before the end of a Segment Term, and if this adjustment is negative, you could lose up to 100% of your investment. Withdrawals could also result in significant reductions to your Accumulated Value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index gain (if any) applied at the end of a Segment Term. Withdrawals may also be subject to Surrender Charges, negative Bond Adjustments (which could cause you to lose up to 100% of the amount Surrendered), income taxes, and income tax penalties if taken before age 59½. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index-Linked Segment Option prior to the end of a Segment Term, you should consult with a financial professional.”

Response: The prospectus has been revised accordingly.

2.	Disclose that the Company can limit positive Index gains through the upside crediting methods.

Response: The prospectus has been revised accordingly.

3.	In the seventh paragraph of the first page, with respect to the term “Price Return,” please explain, where appropriate, what that term means as it applies to the different Indices.

Response: The prospectus has been revised accordingly.

4.	On the second page of the cover page, in the second bullet point, please replace the term “withdrawal” in the first line with the term “Surrender.” Alternatively, please indicate what transactions are meant by “withdrawal.”

Response: The prospectus has been revised accordingly. The Company also notes that a list of withdrawal types appears in the first full paragraph following the second bullet.

5.	In the same bullet point, please clarify that “any Segment Option” refers to both the Indexed-Linked and Fixed Segment Options.

Response: The prospectus has been revised accordingly.

6.	In the third bullet point on the page, please replace “investment option” with “Index-Linked Segment Option” and revise as appropriate.

Response: The prospectus has been revised accordingly.

7.	In the last bullet point on the page, please make the last sentence its own separate bullet.

Response: The prospectus has been revised accordingly.

8.	In the first full paragraph on p. 6 of the pdf, please clarify that the Company may not always offer an Index-Linked Segment Option with a Floor, and does not guarantee a minimum Floor Rate.

Response: The prospectus has been revised accordingly.

Glossary

9.	In the definition of “Crediting Base,”

a.	At the end of the second sentence, please add “or rider fee” after “Surrender.”

Response: The Company declines to make the requested revision because it would not accurately describe the operation of the product. The above-referenced sentence refers to a proportional reduction to the Crediting Base triggered by a Surrender prior to a Segment End Date for an Index-Linked Segment Option. Rider fees do not reduce the Crediting Base on a proportionate basis, however. Rider fees reduce the Crediting Base on a dollar-for-dollar basis, even when deducted prior to the Segment End Date. The Company has added clarifying disclosure regarding the deduction of rider fees and the impact on the Crediting Base.

b.	In the last two sentences of the definition, please clarify that, on a Segment End Date, both a Surrender and a rider charge will reduce the Crediting Base on a dollar-for-dollar basis.

Response: The Company has added clarifying disclosure regarding the deduction of rider fees and the impact on the Crediting Base.

10.	In the definition of “Equity Adjustment,” please retain the sentence that was struck.

Response: The prospectus has been revised accordingly.

11.	In the definition of “Free Surrender Amount,” please clarify the relationship between the Free Surrender Amount and the death benefit and Annuitization.

Response: The prospectus has been revised accordingly.

12.	In the definition of “Surrender,” in the third sentence, the phrase “and other fees” was deleted. Please revert or clarify the treatment of rider fees under the Contract.

Response: The Company confirms the accuracy of the disclosure. If the Rate Enhancement Rider has been elected, the deduction of rider fees is always reflected in the Accumulated Value, as the rider fees are deducted from the Crediting Base. Upon Surrender, there is no additional deduction for rider fees. The Company has added clarifying disclosure regarding rider fee deductions under the Contract.

13.	In the definition of “Surrender Value,” please apply the same comment as above.

Response: The Company has added clarifying disclosure explaining that rider fees are already reflected in the Accumulated Value and, as a result, there is no additional deductions for rider fees in calculating Surrender Value.

2. Summary

14.	On p. 14 of the pdf, please retain the deleted language in the middle of the page that begins with “Q2” until the end of the deleted disclosure.

Response: The prospectus has been revised accordingly.

15.	On p. 15 of the pdf, in the first full paragraph on the page, please add to the end of the disclosure that, if you purchase another investment vehicle, it may have different features, fees, and risks than this Contract.

Response: The prospectus has been revised accordingly.

16.	At the end of p. 15 and continuing to the top of p. 16 of the pdf, please add back in disclosure addressing the maximum number of days that a Premium Payment may be held in the Initial Holding Account. Please also add additional detail regarding the Initial Holding Account (e.g., whether the Initial Holding Account earns interest).

Response: The Company has added more detail regarding the Initial Holding Account as requested. However, the Company has not added disclosure fixing a maximum number of days that a Premium Payment may be held in the Initial Holding Account. There is no specific maximum limit under the Contract. The number of days that a Premium Payment is to be held in the Initial Holding Account is purely a function of the allocation procedures described in the prospectus, and the length of time dictated by those procedures can depend on variables that cannot be predicted with certainty (e.g., changes in state law, unanticipated closures of the NYSE, new holidays). As such, the Company does not believe it would be appropriate to specify a maximum number of days. The Company has added prominent disclosure indicating that a Premium Payment could be held in the Initial Holding Account for an extended period of time, potentially multiple months, along with an example reflecting a representative scenario.

17.	On p. 16 of the pdf, in the formula at the end of the first paragraph under ”Q4,” please clarify what the capital “P” percentage means.

Response: This appears to be an error in generating a marked copy of the prospectus. The Company confirms that the correct character (“^”) will appear in the prospectus.

18.	On p. 17 of the pdf, in the sentence immediately preceding the first two bullet points, please rephrase “you gain money” and “you lose money” to be more specific.

Response: The prospectus has been revised accordingly.

19.	In the first two bullet points on p. 17 of the pdf, please draw a more clear connection between the Index Change and the Segment Credit.

Response: The prospectus has been revised accordingly.

20.	Consider moving the paragraph after the first two bullet points on p. 17 of the pdf to precede the first two bullet points.

Response: The prospectus has been revised accordingly.

21.	In the last full paragraph on p. 17 of the pdf, please consider revising the first sentence regarding the Peak Buffer Segment Option to make it more clear.

Response: The prospectus has been revised accordingly.

22.	At the top of p. 18 of the pdf, please make the sentence, “[i]f the negative Index Change equals the Buffer Rate, your Segment Credit will be 0% (i.e., no gain or loss)” its own bullet point.

Response: The prospectus has been revised accordingly.

23.	In the second bolded paragraph on p. 18 of the pdf, please note the Index-Linked Segment Option guaranteed to be available, and reiterate that there is no guaranteed Index-Linked Segment Option with a Floor and no guaranteed minimum Floor rate.

Response: The prospectus has been revised accordingly.

24.	At the bottom of p. 21 of the pdf, in the second paragraph of the third bullet point, for consistency, please revise the phrase “will cause you to realize an Equity Adjustment” to state “will result in an Equity Adjustment.”

Response: The prospectus has been revised accordingly.

25.	At the bottom of p. 21 of the pdf, in reference to “Q9,” please revise this Q&A to more directly answer the question.

Response: The prospectus has been revised accordingly.

3. Risk Factors

26.	Under “Consequences of Withdrawals/Surrenders Generally,” on p. 31 of the pdf, in the third sentence, which states that “[t]hese may result in loss even when an investment option has increased in value,” please revise this sentence to keep the language consistent with the phrasing in other parts of the prospectus.

Response: The prospectus has been revised accordingly.

27.	In the third paragraph under “Buffer and Floor Rate Risk,” on p. 33 of the pdf, the fourth-to-last line indicates that the Floor and Buffer features “are for the entire Segment Term for a particular Segment Option and are not annual limits.” Please be sure to indicate the same for the two risk factors that follow.

Response: The prospectus has been revised accordingly.

28.	Under “Segment Lock-In Risk” on p. 34 of the pdf, please disclose that:

•	the investor may not lock-in at an optimal time;
•	account value may be lower than anticipated;
•	a negative Equity Adjustment could apply; and
•	the investor could lock in a loss rather than a gain, and the loss could be significant.

Response: The prospectus has been revised accordingly.

4. Information About the Indices

29.	In the first paragraph on p. 38 of the pdf, please retain the deleted disclosure.

Response: The prospectus has been revised accordingly.

5. Fees and Charges

30.	On p. 44 of the pdf, in the maximum potential loss disclosure at the bottom of the page, please add disclosure explaining why the Rate Enhancement Rider fee does not trigger an Equity Adjustment.

Response: The prospectus has been revised accordingly.

31.	On p. 45 of the pdf under “Bond Adjustment,” in the maximum potential loss disclosure, please add disclosure explaining why the Rate Enhancement Rider fee does not trigger a Bond Adjustment.

Response: The prospectus has been revised accordingly.

32.	On the same page under “Bond Adjustment,” in the paragraph after the third bullet point, please bold the second and third sentences which state, “[f]or the Index-Linked Segment Options, there is no limit on the potential loss. In extreme circumstances, you could lose up to 100% of the amount Surrendered.”

Response: The prospectus has been revised accordingly.

33.	At the top of p. 46 of the pdf, in the “Rate Enhancement Rider Charge Example,” clarify in the example that the Rate Enhancement Rider charge is deducted from the Crediting Base on a dollar-for-dollar basis.

Response: The prospectus has been revised accordingly.

6. Purchasing the Contract

34.	On p. 46 of the pdf, under “How to Buy a Contract,” please add in a short paragraph on issue ages.

Response: The prospectus has been revised accordingly.

35.	On p. 47 of the pdf, in the second paragraph, please add disclosure about the maximum number of days a Premium Payment can be held in the Initial Holding Account. Please also confirm that the disclosure is complete.

Response: Please see the Company’s response to Comment 16. The Company has revised this section of the prospectus consistently. The Company confirms that the disclosure describes the material aspects of the Initial Holding Account.

36.	On p. 47 of the pdf, under “Allocation to the Segment Options,” in the second bullet point, please also add a cross reference to “8. Index-Linked Segment Option Mechanics.”

Response: The prospectus has been revised accordingly.

37.	In the same bullet point, please also address the Fixed Segment Option.

Response: The prospectus has been revised accordingly.

38.	On p. 48 of the pdf, in the second-to-last paragraph, please indicate the maximum duration of the free look period outside of a replacement scenario.

Response: The prospectus has been revised accordingly.

39.	On p. 49 of the pdf, under “Distribution of the Contract,” in the last sentence of the first paragraph, please indicate the parent company that holds control over the Company and the principal underwriter.

Response: The prospectus has been revised accordingly.

7. Fixed Segment Option Mechanics

40.	On p. 50 of the pdf, in the formula at the end of the second paragraph under the section heading, please indicate the meaning of the “P” percentage symbol.

Response: This appears to be an error in generating a marked copy of the prospectus. The Company confirms that the correct character (“^”) will appear in the prospectus.

8. Index-Linked Segment Option Mechanics

41.	In the table on p. 51 of the pdf, in the second-to-last row, under “1-year Segment Term” and “6-year Segment Term,” the table should state “20% Peak Buffer (with 10% Peak Buffer Midpoint).”

Response: The prospectus has been revised accordingly.

42.	On p. 53 of the pdf, in reference to the last sentence of the first bullet point, please provide this same disclosure in the “Peak Buffer” bullet point immediately below.

Response: The prospectus has been revised accordingly.

43.	At the bottom of p. 55 of the pdf, under “Segment Interim Value,” please add disclosure clarifying that the relationship between the Rate Enhancement Rider fee and Segment Interim Value.

Response: The prospectus has been revised accordingly.

44.	On p. 56 of the pdf, under “Reductions to Crediting Base,” in the third line where “optional rider fees” are referenced, please identify the rider by name.

Response: The prospectus has been revised accordingly.

45.	On p. 57 of the pdf, in the second paragraph under “Impact of Reductions,” at the end of the second line after “by the Surrender,” please clarify the impact of Rate Enhancement Rider fees on the Crediting Base.

Response: The prospectus has been revised accordingly.

46.	On p. 58 of the pdf, in the first paragraph, please explain narratively that the Rate Enhancement Rider fee reduces the Crediting Base in the amount of the fee.

Response: The prospectus has been revised accordingly.

47.	On the same page, in the paragraph under “Reduction to Crediting Base – Partial Withdrawal at End of Segment Term (Dollar-for-Dollar Reduction to Crediting Base),” in the penultimate sentence, please revert back to the original wording.

Response: The prospectus has been revised accordingly.

48.	On p. 60 of the pdf, in the third-to-last row of the table, please reconcile that value with Footnote 7.

Response: The prospectus has been revised accordingly.

49.	On p. 61 of the pdf, under “Reduction to Crediting Base — Required Minimum Distribution in Middle of Segment Term (Dollar-for-Dollar Reduction to Crediting Base),” in reference to the middle of the paragraph which states, “the Crediting Base is reduced for the RMD portion of the withdrawal by the lesser of the RMD amount for your Contract and the portion of the Crediting Base Surrendered,” please indicate where that statement is supported in the body of the prospectus.

Response: The prospectus has been revised accordingly.

50.	On p. 62 of the pdf, in Footnote 2, please delete first sentence.

Response: The prospectus has been revised accordingly.

51.	On p. 64 of the pdf, in the first full paragraph, please add additional disclosure here, as stated elsewhere in the prospectus, regarding the Company’s right to add or remove Index-Linked Segment Options.

Response: The prospectus has been revised accordingly.

9. Options at End of Segment Term

52.	On p. 66 of the pdf, in the second bullet point, please confirm the correction changing “Q18” to “Q19.”

Response: The reference should be to Q18.

10. Contract Values

53.	On p. 68 of the pdf, under “Bond Adjustment,” similar to previous comments, please add disclosure clarifying the relationship between the Rate Enhancement Rider fee and the Bond Adjustment.

Response: The prospectus has been revised accordingly.

11. Withdrawals

54.	On p. 69 of the pdf, in the second-to-last paragraph where “and other applicable fees” is deleted, please consider whether that should refer to the Rate Enhancement Rider fee.

Response: The Company confirms that the revision is accurate. The Company has added clarifying disclosure.

55.	On p. 70 of the pdf, in the second bullet point from the top where “and other fees and charges” was deleted, please consider whether that should also refer to the Rate Enhancement Rider fee.

Response: The Company confirms that the deletion is correct. See the Company’s response to Comment 13.

56.	On p. 71 of the pdf, please flip the order of the last two bullet points.

Response: The prospectus has been revised accordingly.

57.	On the same page, please confirm that the formatting of the bullet points and the sub-bullet points is correct.

Response: Confirmed.

12. Death Benefit

58.	On p. 73 of the pdf, under “Death Benefit Examples,” in the third bullet point, please explain how the fees for the optional Rate Enhancement Rider are accounted for in the Accumulated Value.

Response: The prospectus has been revised accordingly.

15. Taxes

59.	Please confirm that the tax section will be updated by amendment.

Response: Confirmed.

16. Additional Information About the Contract

60.	On p. 85 of the pdf, the “Reinstatement” section was removed. Please confirm that reinstatements are not generally available.

Response: Confirmed. The reinstatement section was removed because the Company generally does not permit reinstatement of the Contract. For the same reason, the Company has removed other disclosure from the prospectus related to Contract or rider reinstatement.

18. Information about the Company

61.	Please confirm that this section will be updated by amendment.

Response: Confirmed.

19. Financial Statements

62.	Please confirm that this section will be updated by amendment.

Response: Confirmed.

Appendix A

63.	Please confirm that the title for Appendix A will appear in the prospectus. Please also confirm that the dealer legend will appear on the last page of the prospectus.

Response: Confirmed.

64.	On p. 325 of the pdf, please add back in the deleted “Performance Drags” disclosure.

Response: The prospectus has been revised accordingly.

65.	At the bottom of p. 325 of the pdf, please confirm that the “License” disclosure will be included.

Response: Confirmed.

Appendix C

66.	In the first paragraph, please delete “Negative” before “Reductions to Crediting Base.”

Response: The prospectus has been revised accordingly.

67.	In the second paragraph, there are three examples in the Appendix, not two. Please explain what the third example indicates.

Response: The prospectus has been revised accordingly.

Appendix D

68.	Please confirm that Appendix D will be updated by amendment.

Response: Confirmed.

Part II

69.	The powers of attorney will need to be updated. The current powers of attorney refer to the prior 1933 Act number.

Response: The Company will file updated powers of attorney. Otherwise, the signatories will sign without use of powers of attorney.

Principal Strategic Income

70.	Please confirm that the Company will apply any comments applicable to the pending registration statement for Principal Strategic Income (File No. 333-275614) to the next pre-effective amendment filing for that registration statement.

Response: Confirmed.

*          *           *

The Company appreciates the staff’s attention to the initial registration statement filings and this letter. If you have any questions or concerns about the responses set forth above, or the accompanying revisions, please contact the undersigned at 515-247-6785.

Sincerely,

/s/ Scott Van Wyngarden
Scott Van Wyngarden
Counsel, Registrant

As filed with the Securities and Exchange Commission on April [ ], 2024 Registration No. 333-276971 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 Principal Life Insurance Co (Exact name of registrant as specified in its charter) Iowa 6311 42-0127290 (State or other jurisdiction (Primary Standard (I.R.S. Employer of incorporation or Industrial Classification Identification Number) organization) Code Number) The Principal Financial Group, Des Moines, Iowa 50392 (800) 986-3343 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) Scott Van Wyngarden The Principal Financial Group, Des Moines, Iowa 50392 (515) 247-6785 (Name, address, including zip code, and telephone number, including area code, of agent for service) Copies To: Ronald Coenen Jr. Eversheds Sutherland (US) LLP 700 Sixth Street, N.W., Suite 700 Washington, DC 20001-3980 (202) 383-0949 Approximate date of commencement of proposed sale to the public: Continuously on and after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer Accelerated filer Non-accelerated filer Smaller reporting company Emerging growth company If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRINCIPAL® STRATEGIC OUTCOMES INDEX-LINKED DEFERRED ANNUITY Prospectus dated [ ],May 1, 2024 This prospectus describes the Principal® Strategic Outcomes, an individual, single premium, index- linked deferred annuity (the “Contract”), issued by Principal Life Insurance Company (“the Company,” “we,” “our” or “us”). The Contract is designed to help individuals accumulate part of their retirement savings and achieve other long-term investment goals, as well as provide retirement income through Annuitization. The Contract is a single premium product, which means that no additional Premium Payments can be made after the Contract Date. This prospectus provides information about the Contract that you, as Owner (“you” or “your”), should know before investing. It describes all material rights and obligations under the Contract and any material differences due to state and intermediary-specific variations. The Contract or certain of its Segment Options and/or features may not be available in all states or with all broker-dealers. Please review this entire prospectus and talk with your financial professional to obtain specific information. The Contract does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for Contracts purchased as a qualified contract. Amounts withdrawn from the Contract may also be subject to taxes and a 10% federal penalty if taken before age 591 /2. These securities have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. If you are a new investor in the Contract, you may cancel your Contract within 15 calendar days of receiving it without paying fees or penalties, although negative Equity Adjustments may apply. In some states, this cancellation period may be longer. Upon cancellation you will receive either a full refund of your Premium Payment or your Contract Accumulated Value. At the time of cancellation if you receive the Contract Accumulated Value and your Premium Payment is allocated to an Index-Linked Segment Option, you assume risk of loss due to the possibility of negative Equity Adjustments. See 56. PURCHASING THE CONTRACT — Right to Examine the Contract (Free Look) and consult with your financial professional for additional information about the specific cancellation terms that apply. The minimum Premium Payment is $20,000. Your Premium Payment will initially be held in the Initial Holding Account. After the limited period of time during which your Premium Payment (and any credited interest) is held in the Initial Holding Account, your Premium Payment and earnings, if any, will be allocated among the Contract’s investment options as specified by you. These include index-linked investment options (“Index-Linked Segment Options”) and a fixed interest investment option (“Fixed Segment Option”). Each investment option has an investment term of either one, two, or six years (“Segment Term”). Each Index-Linked Segment Option is tied to the performance of a specific market index (“Index”) for a Segment Term, currently either the S&P 500® Price Return Index, Russell 2000® Price Return Index, MSCI EAFE Price Return Index or SG Smart Climate Index. Other than the SG Smart Climate Index (which is subject to other reductions in Index performance), each Index is a “price return” index, meaning its return does not include any dividends or other distributions declared by the companies included in the Index. By not including dividends or other distributions in the Index return, the Index performance is reduced. Each Index-Linked Segment Option has either a floor or buffer feature providing limited protection against negative Index performance at the end of the Segment Term. Each also has a cap and participation rate feature that potentially limits gain fromcould limit your positive Index performancegains at the end of the Segment Term. The

Fixed Segment Option credits interest at a fixed rate during the Segment Term and is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. The Contract is a complex investment and involves risks. There is a risk of loss of your principal and any earnings. Refer to RISK FACTORS beginning on page 18 of this prospectus for important information about the Contract’s investment risks. Our obligations under this Contract are subject to our creditworthiness and claims-paying ability. Under an Index-Linked Segment Option, the maximum amount of loss that you could experience due to negative Index performance at the end of a Segment Term, after taking into account the guaranteed limits on Index loss currently provided under the Contract, would be: 90% loss for a 10% Buffer Rate; 80% loss for a 20% Buffer Rate; 10% loss for a 10% Floor Rate; or 0% loss for a 0% Floor Rate. You could lose a significant amount of money if an Index declines in value.

The Index-Linked Segment Options limit the amount that you can earn. by potentially limiting your positive Index gains. Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming the guaranteed minimum Cap Rate of 0.50% and guaranteed minimum Participation Rate of 5.00%, the maximum potential gain at the end of a Segment Term would be 0.50%. When accessing your money under the Contract, you could experience significant losses if you incur negative Equity Adjustments or Bond Adjustments. • An Equity Adjustment will apply to any Surrender, including withdrawal, death benefit (if based on Accumulated Value) or Annuitization, that involves the removal of amounts from anany Index-Linked Segment Option prior to the Segment End Date. An Equity Adjustment will also apply upon exercise of Segment Lock-In for an Index-Linked Segment Option. In extreme circumstances, you could lose up to 100% of your investment due to a negative Equity Adjustment. • A Bond Adjustment will generally apply upon any Surrender, including withdrawal, death benefit (if based on Accumulated Value) or Annuitization, that involves the removal of amounts from any Index-Linked Segment Option or the Fixed Segment Option on any date (including a Segment End Date), subject to certain exceptions (e.g., Bond Adjustments do not apply every 6th Segment Anniversary). In extreme circumstances, you could lose up to 100% of the amount Surrendered due to a negative Bond Adjustment. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The risk of loss may be greater when taking withdrawals (including full withdrawals, partial withdrawals, required minimum distributions, scheduled withdrawals, unscheduled withdrawals, and withdrawals of the Free Surrender Amount): • Withdrawals may be subject to Surrender Charges, negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties. These may result in loss even when the Index for an investment optionIndex-Linked Segment Option has increased in value.performed positively. Withdrawals will also reduce the death benefit, perhaps by more than the amount withdrawn. • Under the Index-Linked Segment Options, your risk of loss is greater when taking a withdrawal before the end of a Segment Term. A negative Equity Adjustment will result in loss. Any losses will be greater if you also incur Surrender Charges, negative Bond Adjustments or taxes or tax penalties (all of which may apply on any day during a Segment Term, even a Segment End Date). You may experience a loss even if the Index has performed positively. You and your beneficiaries (as applicable) will not receive the downside protection of any buffer or floor feature for withdrawals taken prior to a Segment End Date. The Contract may not be appropriate for investors who intend to take scheduled withdrawals (including required minimum distributions) from an Index-Linked Segment Option before the Segment End Date. • The Contract may not be appropriate for investors who intend to take scheduled withdrawals (including required minimum distributions) from an Index-Linked Segment Option before the Segment End Date. • Annuitizations and death benefits are subject to similar risks as withdrawals. They may be subject to negative Bond Adjustments whenever they occur, even on a Segment End Date. They may also be subject to negative Equity Adjustments if they occur prior to a Segment End Date for an Index-Linked Segment Option.

The Contract may not be appropriate for you if you plan to take withdrawals from an Index-Linked Segment Option prior to the end of a Segment Term, especially if you plan to take ongoing withdrawals such as required minimum distributions or scheduled withdrawals. We apply an Equity Adjustment when amounts are removed from an Index-Linked Segment Option before the end of a Segment Term, and if this adjustment is negative, you could lose up to 100% of your investment. Withdrawals could also result in significant reductions to your Accumulated Value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index gain (if any) applied at the end of a Segment Term. Withdrawals may also be subject to Surrender Charges, negative Bond Adjustments (which could cause you to lose up to 100% of the amount Surrendered), income taxes, and income tax penalties if taken before age 59½. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index-Linked Segment Option prior to the end of a Segment Term, you should consult with a financial professional. We reserve the right to add and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer. After purchase, if you do not want to invest in any available investment optionSegment Option under the Contract, you may fully surrenderSurrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. You should talk with a financial professional about the Contract’s features, benefits, risks and fees, and whether the Contract is appropriate for you based on your financial situation and objectives. An investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation or any other government agency. The principal underwriter of the Contract is Principal Securities, Inc. No person is authorized to give any information or to make any representation in connection with this Contract other than those contained in this prospectus.

TABLE OF CONTENTS 1. GLOSSARY 3 2. SUMMARY 8 3. RISK FACTORS 18 4. INFORMATION ON THE INDICES 2928 5. FEES AND CHARGES 3029 6. PURCHASING THE CONTRACT 3637 7. FIXED SEGMENT OPTION MECHANICS 3940 8. INDEX-LINKED SEGMENT OPTION MECHANICS 4041 9. OPTIONS AT END OF SEGMENT TERM 5455 10. CONTRACT VALUES 5657 11. WITHDRAWALS 5758 12. DEATH BENEFIT 5960 13. STATEMENTS 6263 14. ANNUITIZATION 6364 15. TAXES 6667 16. ADDITIONAL INFORMATION ABOUT THE CONTRACT 7071 The Contract 7071 Reliance on Rule 12h-7 7071 The Separate Account 7071 The General Account 7071 Delay of Payments and Other Transactions 7071 Setting Cap Rates, Participation Rates and Annual Interest Rates 7172 Misstatement of Age or Gender 7172 Assignment 7172 Contract Termination 7273 Telephone and Internet Services 7273 Important Information About Customer Identification Procedures 7374 State Regulation 7374 Financial Statements and Independent Registered Public Accounting Firm 7475 Legal Proceedings 7475 Householding 7475 17. STATE VARIATIONS 7475 18. INFORMATION ABOUT THE COMPANY 7475 19. FINANCIAL STATEMENTS F-1 APPENDIX A – INDEX DISCLOSURES A-1 APPENDIX B – EQUITY ADJUSTMENT CALCULATION B-1 APPENDIX C – SEGMENT INTERIM VALUE EXAMPLES C-1 APPENDIX D – STATE VARIATIONS D-1 2

1. GLOSSARY The terms defined below are used throughout this prospectus. These terms are capitalized throughout this prospectus except as otherwise noted below. Accumulated Value (or Contract Accumulated Value) — the sum of the Segment Interim Values, Segment Values, and Fixed Segment Value, as applicable. Segment Interim Values include the Equity Adjustment, as applicable. The Bond Adjustment is not included in the Accumulated Value. In the period during which your Premium Payment (and any credited interest) is held in the Initial Holding Account, the Accumulated Value will equal the sum of the Premium Payment and the credited interest, if any. Annuitant — the person, including any Joint Annuitant, whose life determines the annuity benefit under this Contract. Annuitization (Annuitize) — the application of a portion or all of the Accumulated Value, adjusted for the Bond Adjustment, to an annuity benefit payment option to make annuity benefit payments. A Bond Adjustment applies regardless of when the Annuitization occurs, including on the Segment End Date. The Bond Adjustment will be zero on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, which means the minimum amount available from the Fixed Segment Option on any Surrender will not be less than the minimum nonforfeiture amount. Annuitization Date — the date all of the Owner’s Accumulated Value is applied to an annuity benefit payment option. Bond Adjustment — upon Surrender, an adjustment (which could be positive, negative, or equal to zero) to the amount Surrendered. A Bond Adjustment applies regardless of when the Surrender occurs, including on a Segment End Date. Except as otherwise provided below, a Bond Adjustment will apply to the following: • Any withdrawal, including a full withdrawal, partial withdrawal, RMD withdrawal, scheduled withdrawal, unscheduled withdrawal, or withdrawal of the Free Surrender amount; • Any Annuitization; or • Any death benefit based on Contract Accumulated Value. The Bond Adjustment applies to Surrenders deducted from the Index-Linked Segment Options and Fixed Segment Option but does not apply to Surrenders deducted from the Initial Holding Account. The Bond Adjustment will be zero on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). The Bond Adjustment does not apply upon exercise of the Contract’s free look rights. If the optional Rate Enhancement Rider has been elected, the daily rider charges that are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s) will not result in a Bond Adjustment, as such deductions are not Surrenders under the Contract. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, which means the minimum amount available from the Fixed Segment Option on any Surrender will not be less than the minimum nonforfeiture amount.

Buffer Rate — for each Buffer Segment Option and Peak Buffer Segment Option, the maximum amount of negative Index performance we will absorb at the end of the Segment Term. You will be responsible for any negative Index performance that exceeds the Buffer Rate, which could result in significant loss of principal and/or prior earnings. Buffer Segment Option — an Index-Linked Segment Option, other than a Peak Buffer Segment Option, that includes a Buffer Rate. If you select a Buffer Segment Option for investment, your investment will incur loss at the end of the Segment Term for any negative Index performance beyond the Buffer Rate. If negative Index performance does not go beyond the Buffer Rate, you will not incur loss as a result of negative Index performance. For example, if a Buffer Segment Option has a 10% Buffer Rate and the Index Change at the end of the Segment Term is -15%, your investment tied to that Segment Option will lose 5%. If the Index Change at the end of that Segment Term had been -8%, your investment would have lost 0%. Cap Rate — if you select an Index-Linked Segment Option for investment, at the end of the Segment Term, you may participate in any positive Index performance up to the Cap Rate, but no positive Index performance beyond the Cap Rate. For example, if the Segment Option has a 15% Cap Rate and the Index Change at the end of the Segment Term is 12%, your investment tied to that Segment Option will gain 12%. If the Index Change at the end of that Segment Term had been 25%, your investment would only have gained 15% due to the Cap Rate limitation. The Participation Rate may further limit your participation in any positive Index Performance. If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. 3

Contract Anniversary — the same day and month as the Contract Date in each Contract Year. Contract Date — the date the Contract is issued and that is used to determine Contract Years. Contract Year — the one-year period beginning on the Contract Date and ending one day before the Contract Anniversary and each subsequent one-year period beginning on a Contract Anniversary. For example, if the Contract Date is June 5, 2023, the first Contract Year ends on June 4, 2024, and the first Contract Anniversary falls on June 5, 2024. Crediting Base — for each Segment Option selected for investment, the amount allocated to the Segment Option on the Segment Start Date, reduced upon any Surrender or deduction of fees for the optional Rate Enhancement Rider from that Segment Option and increased for Segment Credits or credited interest. Generally, prior to the Segment End Date for an Index-Linked Segment Option, the Crediting Base will be reduced by the same proportion that the Segment Interim Value was reduced by a Surrender. In such case, theThe reduction to the Crediting Base could be greater than the amount Surrendered. On a Segment End Date, a Surrender will reduce the Crediting Base by the amount Surrendered. Fees for the optional Rate Enhancement Rider reduce the Crediting Base on a dollar-for-dollar basis. If the optional Rate Enhancement Rider has been elected, the daily rider charges are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s). The Crediting Base is reduced by the dollar amount of the daily charge. The reduction is not proportionate, even when deducted prior to the Segment End Date. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. During the Segment Term, the Crediting Base is only a reference value to make sure transactions affecting amounts invested in a Segment Option are reflected to date, and it is not itself an indication of how much is available before the end of a Segment Term. On the Segment Start Date, the Crediting Base represents the amount contributed to a Segment Option. Please note that the Crediting Base is not the same as the Segment Interim Value. The Segment Interim Value is based on an estimate of the value of the amount in a particular Segment Option before the end of a Segment Term, which represents the Accumulated Value available for that Segment Option prior to the end of the Segment Term. Data Page(s) — the portion of the Contract that contains information specific to your Contract. Current or revised Data Pages may be sent to you from time to time that reflect the current status of your Contract. Equity Adjustment — for each Index-Linked Segment Option selected for investment, an adjustment (which could be positive, negative, or equal to zero) used to calculate the Segment Interim Value on each Valuation Day between the Segment Start Date and Segment End Date. The Equity Adjustment does not apply on the Segment End Date. Before the end of a Segment Term for an Index-Linked Segment Option, if any of the following transactions occurs, the transaction will be based on the Segment Interim Value for that Index-Linked Segment Option and will therefore be subject to an Equity Adjustment: • you take any withdrawal (including a full withdrawal, partial withdrawal, withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal or unscheduled withdrawal); • you exercise the Segment Lock-In feature; • you Annuitize; • there is a death benefit based on Contract Accumulated Value.

If the optional Rate Enhancement Rider has been elected, the daily rider charges are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s). Rider charge deductions will not trigger an Equity Adjustment, even when deducted before the end of a Segment Term, as such deductions are not based on the Segment Interim Value. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. Fixed Segment Option — an investment option that credits interest at a fixed rate for a one-year Segment Term and is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. Being subject to the Standard Nonforfeiture Law for Individual Deferred Annuities means the minimum amount available from the Fixed Segment Option on any Surrender will not be less than the minimum nonforfeiture amount. Fixed Segment Value — for the Fixed Segment Option, the Accumulated Value allocated to that Segment Option on the Segment Start Date, plus interest credited to that Segment Option during the Segment Term, less any amount deducted from that Segment Option during the Segment Term. The Crediting Base for the Fixed Segment Option and the Fixed Segment Value remain equal at all times. 4

Floor Rate — for each Floor Segment Option, the maximum amount of negative Index performance you could absorb at the end of the Segment Term. We will absorb any negative Index performance that exceeds the Floor Rate. Floor Segment Option — any Index-Linked Segment Option that includes a Floor Rate. If you select a Floor Segment Option for investment, your investment will incur loss at the end of the Segment Term for any negative Index performance up to the Floor Rate, but your investment will not incur loss for any negative Index performance beyond the Floor Rate. For example, if the Segment Option has a 10% Floor Rate and the Index Change at the end of the Segment Term is -5%, your investment will lose 5%. If the Index Change at the end of the Segment Term had been -15%, your investment would have only lost 10% because of the 10% Floor Rate. Free Surrender Amount — the amount that may be withdrawn from the Contract each Contract Year without a Surrender Charge. A Bond Adjustment will apply to the Free Surrender Amount regardless of when the withdrawal occurs, including on the Segment End Date. The Bond Adjustment will be zero on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). In addition, withdrawals of the Free Surrender Amount may be subject to Equity Adjustments and taxes and tax penalties. Each Contract Year, the Free Surrender Amount will be equal to the greater of (i) 10% of your Premium Payment or (ii) your RMD amount, as applicable. All withdrawals count against your Free Surrender Amount (including a full withdrawal, partial withdrawal, RMD withdrawal, scheduled withdrawal or unscheduled withdrawal). Annuitizations also count against yourAnnuitizations are not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but partial Annuitizations count against your remaining Free Surrender Amount (if any) for a Contract Year, thereby reducing any Free Surrender Amount remaining for subsequent withdrawals during the same Contract Year. Death benefits are not subject to Surrender Charges regardless of your remaining Free Surrender Amount. Annuitizations and death benefit payments are never subject to Surrender Charges, but are subject to any applicable Bond Adjustment, which may be negative. Good Order — when an instruction or request is received in our Home Office, or other place we may specify, and it has such clarity and completeness that we do not have to exercise any discretion to carry out the instruction or request. We may require that the instruction or request be given in a certain form. Guaranteed Minimum Interest Rate — the guaranteed minimum annual interest rate of 0.05% for the Initial Holding Account and anythe Fixed Segment Option. Home Office — Company’s corporate headquarters located at Principal Financial Group, Des Moines, Iowa 50392-1770. Index (Indices) — the Index or Indices to which the Index-Linked Segment Options are linked and are used in the calculation of the Segment Credits. Index Change — the net percentage change in the Index Value of an Index between the Segment Start Date and the Segment End Date. Index Value — the closing value of an Index that is published on a Valuation Day. If on any specific Valuation Day an Index Value is not published, the last-published Index Value will be used. Index-Linked Segment Option — any Buffer Segment Option, Peak Buffer Segment Option or Floor Segment Option. Initial Holding Account — an account that holds the Premium Payment (including any credited interest) until it is transferred to the applicable Segment Option(s) selected for the initial Segment Term.

Internal Revenue Code (Code) — the Internal Revenue Code of 1986, as amended. Joint Annuitant — an Annuitant whose life determines the annuity benefit under this Contract. Any reference to the death of the Annuitant means the death of the first Annuitant to die. Joint Owner(s) — an Owner who has an undivided interest with the right of survivorship in this Contract with another Owner. Any reference to the death of the Owner means the death of the first Owner to die. Lock-In Date — the Valuation Day we receive Notice in Good Order to lock in an Index-Linked Segment Option or, if there are Lock-In Threshold(s) established for the Segment Option, the Valuation Day where the Equity Adjustment reaches and/or crosses the threshold you set. Lock-In Threshold — an upper and/or lower level (threshold) for an Index-Linked Segment Option and, if the performance of the Index-Linked Segment Option during the Segment Term reaches and/or crosses that level, the Segment Lock-In is automatically triggered for that Segment Option. An upper threshold is a threshold that is above the current Equity Adjustment and a lower threshold is a threshold that is below the current Equity Adjustment. An upper threshold can be set to lock-in gains, and a lower threshold can be set to limit losses. 5

Non-qualified Contract — a Contract that does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple-IRA or Tax Sheltered Annuity. Notice — any form of communication we receive in Home Office (e.g., U.S. mail, fax, email) providing the information we need, either in writing or another manner that we approve in advance. Contact information is as follows: • Calling us at 1-800-852-4450 between the hours of 7 a.m. and 6 p.m. Central Time • Mailing your instructions to us at the below address: Principal Life Insurance Company Attn: RIS Annuity Services P O Box 9382 Des Moines, Iowa 50306-9382 • Faxing us at 1-866-894-2093 • Visiting www.principal.com using your secure login • Emailing us at annuityprocessing@principal.com Owner — the person who owns all rights and privileges of this Contract (includes a Joint Owner, if any). If the Owner is not a natural person, the Owner must be an entity with its own taxpayer identification number (TIN). Participation Rate — if you select an Index-Linked Segment Option for investment, at the end of the Segment Term, you will participate in a percentage of any positive Index performance, subject to the Cap Rate. That percentage will equal the Participation Rate. For example, if the Segment Option has a 90% Participation Rate and the Index Change at the end of the Segment Term is 10%, your investment will gain 9%. Peak Buffer Midpoint — for a Peak Buffer Segment Option, a value used to determine the Segment Return on the Segment End Date when the Index Change is negative but does not exceed the Buffer Rate. For the Peak Buffer Segment Options available for investment, both of which have Buffer Rates of 20%, the Peak Buffer Midpoint is 10% (i.e., half of 20% is 10%). Peak Buffer Segment Option — an Index-Linked Segment Option that includes a Buffer Rate and may credit gain for negative Index performance. If you select a Peak Buffer Segment Option for investment, your investment will incur loss at the end of the Segment Term for any negative Index performance beyond the Buffer Rate. However, a Peak Buffer Segment Option differs from a Buffer Segment Option insofar as your investment in a Peak Buffer Segment Option may be credited gain when there is a negative Index Change at the end of the Segment Term, provided that the negative Index Change does not exceed the Buffer Rate. At the end of a Segment Term: • If a negative Index Change does not exceed the Peak Buffer Midpoint (10%), your investment will be credited gain equal to the opposite of the negative Index Change. For example, if the Index Change is -8% (which is less than the Peak Buffer Midpoint), your investment will be credited with 8% gain (i.e., the opposite of an 8% loss). • If a negative Index Change exceeds the Peak Buffer Midpoint (10%) but not the Buffer Rate (20%), your investment will be credited gain equal to the Buffer Rate less the negative Index Change. For example, if the negative Index Change is 14% (which is more than the Peak Buffer Midpoint), your investment will be credited with 6% gain (i.e., 20% – 14% = 6%).

• If the negative Index Change equals the Buffer Rate, your Segment Credit will be 0% (i.e., no gain or loss). Premium Payment — the gross amount you contributed to the Contract. Qualified Plan(s) — retirement plans that receive favorable tax treatment under Section 401 or 403(a) of the Internal Revenue Code. 6

Required Minimum Distribution Amount (or RMD) — the amount required to be distributed each calendar year for purposes of satisfying the RMD rules of Section 401(a)(9) of the Internal Revenue Code and related Code provisions, provided that the amount does not exceed the minimum distribution amount that would have been calculated based on the value of this Contract alone. Segment Allocation Percentage — the percentage of Accumulated Value allocated to a Segment Option. Segment Anniversary — the same day and month as the first Segment Start Date in each Contract Year. Segment Credit — the amount of gain or loss applied to your investment on the Segment End Date for each Index-Linked Segment Option selected for investment. The Segment Credit is calculated only on the Segment End Date. The Segment Credit is calculated by (i) multiplying the Crediting Base by the Index Change, and then (ii) Segment Return, which is determined by applying the Index-Linked Segment Option’s Buffer Rate, Peak Buffer Midpoint, Floor Rate, Cap Rate, or Participation Rate, as applicable, to the Index Change. Segment Credits could be positive, negative, or equal to zero. If Segment Credits are negative, you will lose principal and/or prior earnings. Segment End Date — the last day of a Segment Term. The day and month on which any Segment End Date falls will always be the same day and month for each applicable Segment Term. The Segment End Date coincides with the next Segment Start Date. Segment Interim Value — the value of your investment in an Index-Linked Segment Option on any day between the Segment Start Date and the Segment End Date. Segment Interim Value is calculated at the beginning of each Valuation Date. Segment Interim Value will equal the Crediting Base adjusted for the Equity Adjustment on that Valuation Date. Segment Lock-In — a feature of your Contract under which you are able to lock in an Index-Linked Segment Option’s Equity Adjustment prior to the Segment End Date. These lock-in features are available with all of the Index-Linked Segment Options under the Contract. For a particular Segment Option, you are only able to exercise one Segment Lock-In per Segment Term and the Segment Lock-In is not applied retroactively. Segment Option — any Index-Linked or Fixed Segment Option. Segment Return — is calculated by taking the Index Change, then applying the Index-Linked Segment Option’s Buffer Rate, Peak Buffer Midpoint, Floor Rate, Cap Rate, or Participation Rate, as applicable. Segment Start Date — the first day of the Segment Term. The day and month on which any Segment Start Date falls will always be the same day and month for each applicable Segment Term. Segment Term — the duration of a Segment Option’s investment term, expressed in years. In addition, for Index-Linked Segment Options, the number of years that a Segment Option is linked to a particular Index’s performance. The Segment Term begins on the Segment Start Date and ends on the Segment End Date. Segment Value — for each Index-Linked Segment Option selected for investment, the value of your allocation to that Segment Option on the Segment End Date after the application of Segment Credits and fees for the optional Rate Enhancement Rider (if any). Surrender — the removal of amount(s) from your Contract (unless otherwise specified), including any withdrawal, payment of a death benefit, or Annuitization. Deductions for Contract fees and charges are not Surrenders under the Contract. The Surrender amount is the amount of Accumulated Value surrendered, adjusted for any applicable Bond Adjustment, but prior to the deduction of any applicable Surrender Charges. The Bond Adjustment will be zero on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.).

Deductions for Contract fees and charges are not Surrenders under the Contract. If the optional Rate Enhancement Rider has been elected, the daily rider charges are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s). Rider charge deductions will not trigger a Bond Adjustment. Nor will they trigger an Equity Adjustment, even when deducted before the end of a Segment Term, as such deductions are not based on the Segment Interim Value. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. Surrender Charge — the charge deducted upon certain Surrenders taken from the Contract before the Annuitization Date. Surrender Value — the Accumulated Value adjusted for any applicable Bond Adjustment and minus any applicable Surrender Charges. A Bond Adjustment applies regardless of when the Surrender Value is calculated, including on the Segment End Date. The Bond Adjustment will be zero on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). In calculating the Surrender Value, there is not a direct adjustment for an Equity Adjustment or fee deductions for the optional Rate Enhancement Rider. Instead, any applicable Equity Adjustment or rider fees would be applied in calculating the Accumulated Value. Any applicable Equity Adjustment will be used to calculate the Segment Interim Value(s) that make up your Accumulated Value. Any fees for the optional Rate Enhancement Rider will be deducted from the Crediting Base(s) for your Index-Linked Segment Option(s) which, in turn, will be used to calculate the Segment Interim Value(s) and Segment Value(s) that make up your Accumulated Value. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. The resulting Accumulated Value is then used in calculating the Surrender Value. See the definition of Accumulated Value above for more information. The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, which means the minimum amount available from the Fixed Segment Option on any Surrender will not be less than the minimum nonforfeiture amount. 7

Transfer — the transfer of Accumulated Value among Segment Options. Transfers are only permitted to or from a Segment Option on a Segment End Date. Valuation Date (Valuation Days) — any day that the New York Stock Exchange (“NYSE”) is open for trading, and trading is not restricted. A Valuation Day begins at the close of normal trading of the NYSE, generally 4:00 p.m. E.T., and ends at the close of normal trading of the NYSE on the next day it is open. we, our, us— Principal Life Insurance Company (also referred to throughout this prospectus as the Company). withdrawal — any withdrawal under the Contract, including a full withdrawal, partial withdrawal, withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal or unscheduled withdrawal. you, your — the Owner of this Contract, including any Joint Owner. 2. SUMMARY The following Questions and Answers provide summary information about various features, purposes and restrictions of the Contract. Q1: What are the primary purposes of the Contract and for whom may the Contract be appropriate? The Principal® Strategic Outcomes single premium index-linked deferred annuity may help you with your long-term retirement planning and other long-term financial needs. The primary purposes of this Contract are to help you save money for retirement, on a tax deferred basis, and provide you with income through your retirement. The Contract currently offers multiple Segment Options from which you can choose. Through the Annuitization feature, the Contract can supplement your retirement income by providing a stream of periodic payments. For additional information, see 14. ANNUITIZATION. The Contract also offers a death benefit to help financially protect your designated beneficiaries. For additional information, see 12. DEATH BENEFIT. Any earnings under your Contract accumulate on a tax-deferred basis. Your earnings are not taxed until money is taken out of the Contract, such as when you make a withdrawal, you receive an income payment, or a death benefit is paid. This Contract may be appropriate for you if you: • Are looking for some level of downside protection with indirect exposure to equity markets; • Have a long-term investment horizon or want to protect against the risk of you or your spouse outliving your income; • Are interested in potential for tax-deferred growth; and/or • Want a potential death benefit. You should not purchase the Contract unless you understand its risks. The Contract is not intended for someone who plans to take withdrawals during the first six Contract Years that are subject to Surrender Charges. The Contract is not intended for someone who intends to take withdrawals from an Index-Linked Segment Option before the Segment End Date. The Contract is not intended for someone who is not comfortable with risk of loss. The

Contract is not intended for someone who wants to make premium payments after the Contract Date. For additional information about investment risks, see 3. RISK FACTORS. Q2: At a high level, how do the Segment Options under this product operate? This single premium index-linked deferred annuity currently offers several Segment Options in which to allocate, including: Index-Linked Segment Options that provide a buffer, peak buffer, or floor feature; and a Fixed Segment Option that provides a fixed interest rate. An Index-Linked Segment Option tracks the performance of a linked Index. There are multiple Indices identified in this prospectus from which to choose and on which the returns/performance are based. In exchange for a specified amount of downside protection, the Index-Linked Segment Options provide a Participation Rate and Cap Rate that may limit upside Index gains. The initial Cap Rate(s) and Participation Rate(s) are determined when you purchase your Contract and are reset on each Segment Start Date. A Cap Rate serves as a maximum amount of gain you can be credited at the end of a Segment Term. A Participation Rate is the percentage of positive Index performance (if any) in which you will participate for a Segment Term. At the end of a Segment Term, you may choose to reject the new Participation Rate and Cap Rate by Transferring to another available Segment Option by providing us Notice at least two Valuation Days prior to the end of the Segment Term for a given Segment Option. You may select from the available Segment Terms, which are currently 1-year, 2-year and 6-year Segment Terms. 8

Q2Q3: What are the available Segment Options? The Contract’s investment options currently include several Index-Linked Segment Options and a Fixed Segment Option. These options are summarized later in this Summary section. See Q4Q5. How is interest applied to my investment in a Fixed Segment Option? and Q5Q6. How is gain or loss applied to my investment in an Index-Linked Segment Option at the end of a Segment Term? The following table lists the Index-Linked Segment Options and the Fixed Segment Option that are currently available for investment: Segment Options Available Segment Terms Available (Limit on Downside Loss / Guaranteed Minimum Interest Rate) Crediting Method Indices Limits of Upside Gain (Rates) 1-year Segment Term 2-year Segment Term 6-year Segment Term Point-to-Point S&P 500 (Price Return Index; SPX) Participation Rate & Cap Rate* 10% Buffer 20% Buffer 0% Floor 10% Floor 10% Buffer 10% Buffer 20% Buffer Point-to-Point Russell 2000 (Price Return Index; RTY) Participation Rate & Cap Rate* 10% Buffer Not Available 10% Buffer Point-to-Point MSCI EAFE (Price Return Index; MXEA) Participation Rate & Cap Rate* 10% Buffer Not Available 10% Buffer Point-to-Point SG Smart Climate Index (SGIXSMAC) Participation Rate & Cap Rate* Not Available Not Available 10% Buffer Point-to-Point S&P 500 (Price Return Index; SPX) Participation Rate & Cap Rate* 20% Buffer (Peak Buffer, with (10% Peak Buffer Midpoint) Not Available 20% Buffer (Peak Buffer, with (10% Peak Buffer Midpoint) Fixed Fixed Segment Fixed Rate 0.05% Guaranteed Minimum Interest Rate Not Available Not Available * If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. Note: The availability of Segment Options may vary by broker-dealer. You may obtain information about the Segment Options that are available to you by contacting your financial professional or calling us at 1-800-852-4450.

We reserve the right to add and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. See Q10Q11: What are the Company’s rights, if any, to discontinue an Index? below in this Summary section. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Index-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer in the future. After purchase, if you do not want to invest in any available investment optionSegment Option under the Contract, you may fully surrenderSurrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. Q3Q4: Where is my Premium Payment held before the initial Segment Term? Beginning on the Contract Date, your Premium Payment (plus credited interest) will be temporarily held in the Initial Holding Account. The Initial Holding Account credits daily interest. Interest will be credited at a fixed rate determined at Contract issue. The Guaranteed Minimum Interest Rate for the Initial Holding Account will be 0.05%. You bear the risk that we will not credit interest at a rate greater than the Guaranteed Minimum Interest Rate. Your Premium Payment (plus credited interest) will be allocated from the Initial Holding Account to your selected Segment Option(s) on the next Segment Start Date (i.e., the next 9th or 23rd of any month), if we received the Premium Payment at least two Valuation Days prior to the next Segment Start Date (or the Valuation Day prior to the next Segment Start Date if it does not start on a Valuation Day). If not received by then, the Premium Payment will be allocated to your selected Segment Option(s) on the Segment Start Date immediately following the next Segment Start Date. 9

For example, if we receive your application in Good Order and your Premium Payment on the 8th of the month (and the 9th is a Valuation Day), your Segment Start Date will be the 23rd of that same month (unless we exercise our right described in the next paragraph). The Segment Start Date would not be the 9th because your application and Premium Payment were not received two or more Valuation Days prior to the 9th. We reserve the right to hold your Premium Payment (plus credited interest) in the Initial Holding Account until the end of the free look period. If we exercise this right, your Premium Payment would be held in the Initial Holding Account for the duration of the free look period plus the number of days until the next Segment Start Date after the free look period expires. For additional information, see 6. PURCHASING THE CONTRACTPlease note that free look periods vary by state. See Appendix D for state variations. Depending on when we receive your Premium Payment, when Valuation Days occur in a given calendar month, and the length of the free look period under your Contract, it is possible that your Premium Payment (plus credited interest) could be held in the Initial Holding Account for an extended period of time, potentially multiple months. The Contract does not include a specific maximum number of days that the Premium Payment (plus credited interest) may be held in the Initial Holding Account. The specific number of days will depend on your circumstances, the allocation rules described above, and potentially factors that are beyond our control, such as unanticipated closures of the New York Stock Exchange. For example, assume that we receive your application in Good Order and your Premium Payment on October 9, 2024, we exercise our right to hold your Premium Payment in the Initial Holding Account until the end of the free look period, and the longest free look period currently possible of 45 days (for replacement Contracts issued in Pennsylvania) applies. Based on these assumptions, your Premium Payment (plus credited interest) would remain in the Initial Holding Account until December 9, 2024 (61 days total). For additional information9

Q4, see 6. PURCHASING THE CONTRACT – Initial Holding Account. Q5: How is interest applied to my investment in the Fixed Segment Option? Amounts allocated to the Fixed Segment Option earn interest at the applicable annual interest rate for the Segment Term. The annual interest rate declared at the beginning of the Segment Term is guaranteed until the Segment End Date. Interest will be credited on a daily basis during the Segment Term. The daily rate is calculated as [(1+Annual Interest Rate) (1/365)-1]. If you select the Fixed Segment Option for investment, the Fixed Segment Value at any time will be equal to the Accumulated Value allocated to the Fixed Segment Option on the Segment Start Date, plus interest credited to that Segment Option during the Segment Term, less any amount deducted from that Segment Option during the Segment Term. For the initial Segment Term, the annual interest rates for the Fixed Segment Option will be listed on your Data Page. We may declare different interest rates for subsequent Segment Terms. At least fifteen (15) days prior to the end of any Segment Term, we will provide notice of where to find the annual interest rate for the Fixed Segment Option, if available for investment. This notice of the upcoming renewal will be in writing and the rates will be publicly available at least 7 calendar days prior to the Segment Start Date for the new Segment Terms on www.principal.com/individuals/invest-retire/annuities. We determine the annual interest rates for the Fixed Segment Option at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest for a new Segment Term at a rate greater than the Guaranteed Minimum Interest Rate. The Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. The minimum value of the Fixed Segment Option on any Surrender will never be less than the minimum nonforfeiture amount. The minimum nonforfeiture amount equals eighty-seven and a half percent (87.5%) of any allocation to the Fixed Segment Option, plus interest credited daily at the non-forfeiture interest rate, less any partial withdrawals and Transfers out of the Fixed Segment Option. The non-forfeiture interest rate used to calculate the minimum nonforfeiture amount is determined by us at issue according to the Standard Nonforfeiture Law for Individual Deferred Annuities. For additional information, see 7. FIXED SEGMENT OPTION MECHANICS. Q5Q6: How is gain or loss applied to my investment in an Index-Linked Segment Option at the end of a Segment Term? For each Index-Linked Segment Option, on the Segment End Date, gain or loss will be applied to your investment in the form of a Segment Credit. The Segment Credit will be applied to the Crediting Base, which represents the amount contributed into the Segment Option, subject to reductions for partial Surrenders (i.e., partial withdrawals and Annuitizations) and deductions of fees for the optional Rate Enhancement Rider (if any). Partial Surrenders may result in proportionate reductions to your Crediting Base that reduce the Crediting Base by more than the dollar amount Surrendered. If the optional Rate Enhancement Rider has been elected, the Crediting Base is reduced by the dollar amount of the daily charge (the reduction is not proportionate, even when deducted prior to the Segment End Date). See the definition of “Crediting Base” in 1. GLOSSARY, as well as 8. INDEX-LINKED OPTION MECHANICS — Reduction to Crediting Base, for more information about how partial Surrenders and rider fees reduce the Crediting Base. See also 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider.

At the end of a Segment Term, if the Segment Credit is positive, you gain money. If the Segment Credit is negative, you lose money. For example, assuming a Crediting Base of $20,000: • If the Segment Credit is 5%, we would apply a $1,000 gain, resulting in a Segment Value of $21,000 (i.e., $20,000 x (1 + 5%) = $21,000). • If instead the Segment Credit is -5%, we would apply a $1,000 loss, resulting in a Segment Credit of $19,000 (i.e., $20,000 x (1 + -5%) = $19,000). 10

To calculate a Segment Credit on a Segment End Date, we first calculate the Index performance using a point-to-point methodology, resulting in the Index Change. The Index Change will be the net percentage change in the Index Value between the Segment Start Date and the Segment End Date. After calculating the Index Change, we then calculate the Segment Credit by applying the applicable downside protection feature (when the Index Change is negative) or upside limitation feature (when the Index Change is positive), as summarized further below., respectively, under Negative Index Change and Positive Index Change below. If the Index Change is 0%, the Segment Credit will be 0% (i.e., no gain or loss). At the end of a Segment Term, if the Segment Credit is positive, a gain is applied to your Crediting Base. If the Segment Credit is negative, a loss is applied to your Crediting Base. For example, assuming a Crediting Base of $20,000: • If the starting Index Value is 1000 and the ending Index Value is 1050, the Index Change will be 5%. Assuming a Cap Rate greater than 5% and a Participation Rate of 100%, the Segment Credit will be 5%. We would apply a $1,000 gain by applying the Segment Credit of 5% to your Crediting Base of $20,000, resulting in a Segment Value of $21,000 (i.e., $20,000 x (1 + 5%) = $21,000). • If instead the starting Index Value is 1000 and the ending Index Value is 750, the Index Change will be -25%. Assuming a Buffer Rate of 20%, the Segment Credit will be -5% (i.e., the extent to which the negative Index Change exceeds the Buffer Rate). We would apply a $1,000 loss by applying the Segment Credit of -5% to your Crediting Base of $20,000, resulting in a Segment Value of $19,000 (i.e., $20,000 x (1 + -5%) = $19,000). 10

Negative Index Change — To limit potential loss due to a negative Index Change, each Index-Linked Segment Option has a buffer or floor feature. The Buffer Rate or Floor Rate (except a 0% Floor Rate), as applicable, will provide only limited protection from loss in the case of negative Index performance, as follows: • For a Buffer Segment Option, the Company will absorb losses up to the Buffer Rate. You will be responsible for any loss greater than the Buffer Rate. For example, if the Index Change is -25% and the Buffer Rate is 10%, we will apply a 15% loss (the amount of negative Index Change that exceeds the Buffer Rate) at the end of the Segment Term. • For a Floor Segment Option, the Company will absorb losses greater than the Floor Rate. You will be responsible for any loss up to the Floor Rate. For example, if the Index Change is -25% and the Floor Rate is 10%, we will apply a 10% loss (the amount of negative Index Change up to the Floor Rate) at the end of the Segment Term. A 0% Floor Rate will provide complete protection from loss due to a negative Index Change. For example, if the Index Change is -25% and the Floor Rate is 0%, we will apply a 0% loss (i.e., no loss) at the end of the Segment Term. However, like any Index-Linked Segment Option, there may be losses due to Surrender Charges, Bond Adjustments, Equity Adjustments and/or taxes and tax penalties. AFor a Peak Buffer Segment Option, same as a Buffer Segment Option as described above, does not provide downside protection to the extent that a negative Index Change exceeds, you will be responsible for any loss greater than the Buffer Rate. For example, if the Index Change is -30% and the Buffer Rate is 20%, we will apply a 10% loss (the amount of negative Index Change that exceeds the Buffer Rate) at the end of the Segment Term. However, unlike a Buffer Segment Option, a Peak Buffer Segment Option has an inverse crediting feature that provides for potential gain in the event of a negative Index Change, provided that the negative Index Change does not exceed the Buffer Rate. TheIn that scenario, the amount of gain is based on the negative Index Change, Buffer Rate, and Peak Buffer Midpoint, as follows: • If the negative Index Change does not exceed the Peak Buffer Midpoint (10%), we would apply a gain equal to the opposite of the Index Change. For example, if the Index Change is -8%, we would apply an 8% gain at the end of the Segment Term (i.e., the opposite of an 8% loss). • If the negative Index Change exceeds the Peak Buffer Midpoint (10%) but not the Buffer Rate, we would apply a gain equal to the Buffer Rate less the negative Index Change. For example, assuming a Buffer Rate of 20%, if the Index Change is -14%, we would apply a 6% gain at the end of the Segment Term (i.e., 20% – 14% = 6%). If the negative Index Change equals the Buffer Rate, your Segment Credit will be 0% (i.e., no gain or loss). • If the negative Index Change equals the Buffer Rate, your Segment Credit will be 0% (i.e., no gain or loss). • The amount of potential gain from negative Index performance is limited. In no event will the gain due to negative Index performance, if any, be greater than the Peak Buffer Midpoint (10%). No gain will be applied if the negative Index Change exceeds the Buffer Rate. In that event, you will realize a loss for negative Index performance in excess of the Buffer Rate. Each Index-Linked Segment Option’s limit on loss due to a negative Index Change for a single Segment Term is guaranteed not to change for so long as that Segment Option remains available under the Contract. Under an Index-Linked Segment Option, the maximum amount of loss that you could experience due to negative Index performance at the end of a Segment Term, after taking into account the guaranteed limits on Index loss currently provided under the Contract, would be: 90% loss for a 10% Buffer Rate; 80% loss for a

20% Buffer Rate; 10% loss for a 10% Floor Rate; or 0% loss for a 0% Floor Rate. You could lose a significant amount of money if an Index declines in value. We reserve the right to add and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Index-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer in the future. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. 11

Positive Index Change — In exchange for providing a specified amount of downside protection, we may limit positive Index returns at the end of a Segment Term. We calculate positive Index returns using a Participation Rate and Cap Rate. The Participation Rate is the percentage of positive Index performance in which you can participate for a Segment Term. The Cap Rate serves as a maximum amount of gain you can earn due to positive Index performance at the end of a Segment Term. If the Index Change is positive, the gain applied on the Segment End Date will equal the Index Change multiplied by the Participation Rate, subject to the Cap Rate. The Participation Rate and Cap Rate operate together as follows: • If the Participation Rate is less than 100%, it will decrease your participation in the positive Index performance. For example: if the Index Change is 5%, the Participation Rate is 80% and the Cap Rate is 10%, we would apply a 4% gain using the Participation Rate (i.e., 5% x 80% = 4%). If the Index Change were instead 15%, we would apply a 10% gain, because a gain using the Participation Rate (12%) would exceed the Cap Rate (10%). • If the Participation Rate is greater than 100%, it will increase your participation in the positive Index performance. For example: If the Index Change is 5%, the Participation Rate is 120% and the Cap Rate is 10%, we would apply 6% gain using the Participation Rate (i.e., 5% x 120% = 6%). If the Index Change were instead 15%, we would apply a 10% gain, because a gain using the Participation Rate (18%) would exceed the Cap Rate (10%). • If the Participation Rate is 100%, it will neither decrease nor increase your participation in the positive Index performance. For example: if the Index Change is 5%, the Participation Rate is 100% and the Cap Rate is 10%, we would apply 5% gain using the Participation Rate (i.e., 5% x 100% = 5%). If the Index Change were instead 15%, we would apply a 10% gain, because a gain using the Participation Rate (15%) would exceed the Cap Rate (10%). • We may choose not to declare a Cap Rate for a particular Segment Option and Segment Term. In that case, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term. However, your participation in any positive Index performance would nonetheless be limited on the Segment End Date if the Participation Rate is less than 100%. The Cap Rates and Participation Rates applicable to your initial Segment Term will be listed in your Data Pages. Those Cap Rates and Participation Rates are not guaranteed for future Segment Terms. For future Segment Terms, we may declare different Cap Rates and Participation Rates. The guaranteed minimum Cap Rate is 0.50%, and the guaranteed minimum Participation Rate is 5.00%. We will not declare a Cap Rate or Participation Rate below the applicable guaranteed minimum. The guaranteed minimum Cap Rate and Participation Rate will not change for the life of the Contract. Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming the guaranteed minimum Cap Rate of 0.50% and guaranteed minimum Participation Rate of 5.00%, the maximum potential gain at the end of a Segment Term due to positive Index performance would be 0.50%. For additional information, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS. Q6Q7: How is the value of my investment in the Contract calculated before the end of a Segment Term? The Contract Accumulated Value before the end of a Segment Term is the sum of the Segment Interim Values, Segment Values, and Fixed Segment Values, as applicable. The Segment Interim Value for a particular Index-

Linked Segment Option reflects the Equity Adjustment that provides the current estimate of what the Segment Value would be at the end of the Segment Term based on the expected value of the reference Index. The Segment Interim Value is applicable on any day before the end of the Segment Term and assumes there are no Surrenders between the date the Segment Interim Value is calculated and the Segment End Date. In the period during which your Premium Payment (and any credited interest) is held in the Initial Holding Account, the Accumulated Value will equal the sum of the Premium Payment and the credited interest, if any. For information on how Segment Interim Value is calculated and factors into Surrender Value, see the following Q&A below: Q9: What is the Segment Interim Value and how does it factor into a Surrender under the Contract? 12

For additional information, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS. Q7Q8: At the end of a Segment Term for a Segment Option, what are my options under the Contract? At the end of a Segment Term for any Segment Option, the following options are available to you: • You may reinvest your Accumulated Value allocated to the ended Segment Option in the same Segment Option for another Segment Term (with the Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term), provided that the same Segment Option is available for a new Segment Term. • You may Transfer your Accumulated Value allocated to the ended Segment Option to any other Segment Option that is available for investment (with the Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term). Transfers from a Segment Option are only allowed on the Segment End Date. • You may withdraw or Annuitize your Accumulated Value allocated to the ended Segment Option, subject to the terms and conditions described in this prospectus. Withdrawals and Annuitization are not restricted to Segment End Dates, but amounts withdrawn or Annuitized from an Index-Linked Segment Option on its Segment End Date will not be based on a Segment Interim Value and are therefore not subject to an Equity Adjustment. However, such withdrawals will still be subject to the Bond Adjustment and may be subject to Surrender Charges and taxes and tax penalties (Surrender Charges do not apply upon Annuitization). • We must receive your instructions in Good Order at least two Valuation Days prior to the end of a Segment Term for the ending Segment Option. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. In the absence of timely instructions in Good Order, the Accumulated Value in the ended Segment Option will be automatically re-invested in the same Segment Option for a new Segment Term (with the Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term), provided that the same Segment Option is available for a new Segment Term. If we do not receive timely instructions in Good Order and the same Index- Linked Segment Option is no longer available, the Accumulated Value in the ended Segment Option will be automatically Transferred to a 1-year Index-Linked Segment Option with the same Index and Buffer Rate or Floor Rate, if available (with the Cap Rate and Participation Rate applicable to a new Segment Term). If there is no such Segment Option available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the Fixed Segment Option (with the annual interest rate applicable to a new Segment Term). We reserve the right to change the default Segment Options as described above in the future (e.g., we may designate the sole Index-Linked Segment Option that we guarantee to make available for the life of the Contract as the default option in all cases). • As each Segment Term nears its Segment End Date, we will provide at least fifteen (15) calendar days advance written notice of the Segment Options that will be available to you on the Segment End Date and where to obtain the Cap Rates, Participation Rates and annual interest rates for the new Segment Terms. Such rates will be made available to you at least seven (7) calendar days prior to the Segment Start Date and will be available at www.principal.com/individuals/invest-retire/annuities. The Cap Rate, Participation Rate or annual interest rate we declare for the new Segment Term may differ (higher or lower) from the previous Segment Term, subject to the guaranteed limits described in this prospectus. For additional information, see 9. OPTIONS AT END OF SEGMENT TERM, 11. WITHDRAWALS and 14. ANNUITIZATION. Q8Q9: What is the Segment Interim Value and how does it factor into a Surrender under the Contract?

Surrender Value, Accumulated Value, and Segment Interim Value are important terms to know in better understanding how Surrenders are handled under your Contract. They are addressed in turn here: 13

• Surrender Value. The Surrender Value represents the amount that is available under the Contract as part of a Surrender. The Surrender Value equals the Accumulated Value (inclusive of any applicable Equity Adjustments and fees under the optional Rate Enhancement Rider) plus or minus the Bond Adjustment and minus any applicable Surrender Charges. The Surrender Value is the amount you will receive if you take a full withdrawal, subject to any taxes or tax penalties that you may owe. • Contract Accumulated Value. The Contract Accumulated Value is the sum of the Segment Interim Values, Segment Values, and Fixed Segment Value, as applicable. Contract Accumulated Value does not reflect any Bond Adjustments, Surrender Charges, taxes or tax penalties. In the period during which your Premium Payment (and any credited interest) is held in the Initial Holding Account, the Accumulated Value will equal the sum of the Premium Payment and the credited interest, if any. • Segment Interim Value. Segment Interim Value is the value of your investment in an Index-Linked Segment Option on any day between the Segment Start Date and the Segment End Date. The Segment Interim Value for a particular Segment Option reflects the Equity Adjustment and fees deducted under the optional Rate Enhancement Rider (if any). In order to calculate your Segment Interim Value, an Equity Adjustment will be applied, which provides a current estimate of the value of the Segment Option at the end of the Segment Term and is not directly tied to the actual performance of the reference Index. An Equity Adjustment could have a negative impact on the Segment Interim Value. The Segment Interim Value may reflect a loss even if the Index Value at the time the Segment Interim Value is calculated is higher than the Index Value on the Segment Start Date. Generally, the Segment Interim Value will be lower earlier in a Segment Term or if the current Index Value is less than the beginning Index Value. During a Segment Term for an Index-Linked Segment Option, any withdrawal or Annuitization, or death benefit based on Accumulated Value, prior to the Segment End Date will cause you to realizeresult in the application of an Equity Adjustment. The only day on which an Equity Adjustment does not apply to such transactions is the Segment End Date. An Equity Adjustment will also apply upon exercise of Segment Lock-In for an Index-Linked Segment Option. In extreme circumstances, you could lose up to 100% of your investment due to a negative Equity Adjustment. If the optional Rate Enhancement Rider has been elected, the daily rider charges are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s). Rider charge deductions will not trigger an Equity Adjustment, even when deducted before the end of a Segment Term, as such deductions are not based on the Segment Interim Value. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. For the specific calculation to determine the Segment Interim Value, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Segment Interim Value. Q9Q10: Prior to the end of a Segment Term for a Segment Option, what are my options under the Contract? With respect to removing amounts from a Segment Option prior to the end of a Segment Term, your options are: (a) take a partial or full withdrawal; (b) partially or fully Annuitize (after the second Contract Year); or (c) for an Index-Linked Segment Option, exercise Segment Lock-In. Each of these options is subject to significant risk, including risk of loss associated with Surrender Charges, negative Bond Adjustments, negative Equity Adjustments, and/or taxes and potential tax penalties. See 3. RISK FACTORS – Liquidity Risk. You may withdraw all or a portion of the Contract at any time before the Annuitization Date. Types of Surrenders are full withdrawalsYou may Annuitize all or a portion of the Contract, partial withdrawals, payment of a death benefit at any time after the second Contract Year. Withdrawals and Annuitizations. Negative may be subject to negative Equity Adjustments, negative Bond Adjustments, and/or Surrender Charges may apply. Full and partial withdrawals may also be subject to taxes and to a separate 10% federal tax penalty if made before the Owner is 591/∕2 years old. For additional information, see 11. WITHDRAWALS and 14. ANNUITIZATION. There is a Free Surrender Amount under your Contract for withdrawals up to 10% of the Premium Payment decreased by any partial withdrawal and/or partial Annuitization made since the last Contract Anniversary. Subject to these restrictions, you will not incur a Surrender Charge for any withdrawals less than or equal to the Free Surrender Amount but the withdrawal will be subject to the Equity Adjustment and Bond Adjustment. Annuitizations are not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but partial Annuitizations count against your remaining Free Surrender Amount (if any) for a Contract Year, thereby reducing any Free Surrender Amount remaining for subsequent withdrawals during the same Contract Year. For additional information, see 5. FEES AND CHARGES — Deferred Sales Load (“Surrender Charges”) — Free Surrender Amount. Q10You should consult with a financial professional before executing Segment Lock-In for an Index-Linked Segment Option. There are significant risks associated with Segment Lock-In. If you lock-in a negative Equity Adjustment, you will be locking-in a loss, which could be significant. See Q14: What are the Contract’s lock-in features? below. See also. 3. RISK FACTORS – Segment Lock-In Risk and 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Segment Lock-In Feature. Q11: What are the Company’s rights, if any, to discontinue an Index? The Indices available on the Contract Date are not guaranteed for the life of the Contract. We reserve the right to change or discontinue an Index, either at the end or in the middle of a Segment Term. The Company could discontinue an Index in the middle or at the end of a Segment Term due to factors such as the Index being discontinued by the Index provider, a substantial change in the calculation of the Index that materially modifies the performance or values of the Index, or an unexpected increase in the cost to hedge obligations under the Contract. The Company will not discontinue an Index in the middle of a Segment Term unless it is due to factors beyond the Company’s control. The substitution of an Index will have no impact on an Index-Linked Segment Option’s Segment Term, Cap Rate, Participation Rate, Buffer Rate, Peak Buffer Midpoint, or Floor Rate, as applicable. 14

When substituting an Index, we will attempt to select an alternative Index that, in our judgment, has an investment and risk profile similar to the original Index. We will notify you at least 30 days in advance of the substitution, and the notice will include the Index and Segment Option(s) involved. In the event that it is necessary to substitute on less than 30 days’ notice due to circumstances outside of our control, we will provide notice of the substitution as soon as practicable. If the substitution of an Index occurs in the middle of a Segment Term, the point-to-point method will be used in measuring performance of the original Index from the Segment Start Date to the date of substitution and performance of the new Index from the day after substitution through the Segment End Date. Q11Q12: What is the optional Rate Enhancement Rider? The Rate Enhancement Rider is an optional benefit that can only be elected at the time the Contract is issued. The Rate Enhancement Rider effective date is the same as the Contract Date. The Rate Enhancement Rider provides an increased Participation Rate and/or Cap Rate on the Index- Linked Segment Options to which you have amounts allocated. The increased Participation Rate and/or Cap Rate (as applicable) are publicly available prior to purchase of the Contract on www.principal.com/individuals/invest-retire/annuities and also shown on your Contract’s Data Page. While the purchase of the Rider ensures that your Participation Rate and/or Cap Rate (as applicable) will be higher than the standard rates, there is no guaranteed minimum increase to the standard rates that you will receive by purchasing the Rider. The increase may vary by Segment Option as well based on factors such as reference Index, Segment Term, and downside protection level. The annual charge for the Rate Enhancement Rider is 0.95%, which is deducted daily. For each Index-Linked Segment Option that you have selected for investment, the annual charge for the Rate Enhancement Rider is 0.95%, as a percentage of your Crediting Base on the Segment Term Start Date for the applicable Index-Linked Segment Option. The rider charge is deducted daily from the Crediting Base(s) for your Index-Linked Segment Option(s). The Crediting Base is reduced by the dollar amount of the daily charge. The reduction is not proportionate, even when deducted prior to the Segment End Date. The deduction of rider charges will not trigger a Bond Adjustment or Equity Adjustment. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. If the Rate Enhancement Rider is terminated, the charge for the Rate Enhancement Rider also is terminated. No pro-rated rider charges will become due. The Rate Enhancement Rider can only be terminated on a Segment Anniversary divisible by six. For additional information, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Optional Rate Enhancement Rider. Q12Q13: What is the Bond Adjustment? The Bond Adjustment is an adjustment (which could be positive, negative, or zero) to the amount Surrendered to account for changes in the value of longer-term assets that may have been used to support the Company’s financial obligations under the Contract. A Bond Adjustment will generally apply upon any withdrawal, death benefit (if based on Accumulated Value) or Annuitization from any Segment Option on any date (including a Segment End Date), subject to the exceptions below. Generally, if interest rates have increased since the beginning of the current Bond Adjustment period, the Bond Adjustment will reduce the Surrender amount, and if interest rates have decreased since the beginning of the current Bond Adjustment period, the Bond Adjustment will increase the Surrender amount. A Bond Adjustment applies regardless of when the Surrender occurs, including on the Segment End Date, except as noted at the end of this paragraph. A Bond Adjustment applies at all times due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment applies to Surrenders deducted from to the Index-Linked Segment Options and Fixed Segment Option but does not apply to Surrenders deducted from to the Initial Holding Account. The Bond Adjustment will be zero on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). The Bond Adjustment does not apply upon exercise of the Contract’s free look rights. For amounts removed from an Index-Linked Segment Option, there is no limit on the potential loss due to a negative Bond Adjustment. In extreme circumstances, you could lose up to 100% of the amount Surrendered. If the optional Rate Enhancement Rider has been elected, the daily rider charges that are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s) will not result in a Bond Adjustment, as such deductions are not Surrenders under the Contract. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. For amounts removed from the Fixed Segment Option, the maximum amount of loss due to a Bond Adjustment is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, which means the minimum amount available from the Fixed Segment Option will not be less than the minimum nonforfeiture amount. For additional information on the following topics: • Bond Adjustment, see 10. CONTRACT VALUES — Bond Adjustment; 15

• Surrender Value, see 11. WITHDRAWALS; and • Nonforfeiture amount, see 7. FIXED SEGMENT OPTION MECHANICS Q13Q14: What are the Contract’s lock-in features? The Contract’s lock-in features allow you to lock in an Index-Linked Segment Option’s Equity Adjustment prior to the Segment End Date. These lock-in features are available with all of the Index- Linked Segment Options under the Contract. There is no additional charge for these lock-in features. The lock-in features may be of interest to people who: • Are interested in eliminating some of the uncertainty regarding Index performance for the remainder of a Segment Term; or • Are wanting to potentially limit the impact of a negative Segment Credit they may otherwise receive. Upon exercising a lock-in, on the Segment End Date, the Owner will receive a Segment Credit equal to the locked-in Equity Adjustment. If you lock-in a negative Equity Adjustment, you will be locking-in a loss, which could be significant. Between the date of lock-in and the Segment End Date, the Segment Interim Value will be calculated using the locked-in Equity Adjustment. If a lock-in has been exercised and the current Segment End Date is later than the next Segment Anniversary, the Segment End Date is moved up to the next Segment Anniversary. Under either method for exercising a lock-in, (manual or automatic), you will not know the locked-in Equity Adjustment in advance because the Equity Adjustment is calculated at the end of the Valuation Day after you exercise the lock-in. You can obtain the current Segment Interim Value and Equity Adjustment by calling us at 1-800-852-4450 or by visiting www.principal.com and using your secure login. However, as explained above, if you were to exercise Segment Lock-In, the locked-in Equity Adjustment may be more or less than the quoted value. The Bond Adjustment will still apply to any Surrenders even after a lock-in has been exercised. Such a Bond Adjustment would apply in the same manner as to a Segment Option that has not been locked in. For additional information, see 8.3. RISK FACTORS – Segment Lock-In Risk and 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Segment Lock-In Feature. You should speak to your financial professional before executing Segment Lock-In. Q14Q15: What fees and charges apply under the Contract? Your Contract is subject to certain fees and charges. There is a charge (“Surrender Charge”) that applies if you withdraw money from your Contract during the first six Contract Years. The maximum Surrender charge is 8% of the amount withdrawn, declining down to 0% after the sixth Contract Anniversary. Unless you have the Rate Enhancement Rider as part of your Contract (see paragraph immediately below), there are no other Contract charges or administrative fees. If you have the Rate Enhancement Rider as part of your Contract, there is a separate rider fee for having this benefit. This rider is an optional benefit under this Contract. The annual charge for this rider is 0.95%, which is deducted daily from the Crediting Base. The charge will only be charged for the Index- Linked Segment OptionsFor each Index-Linked Segment Option that you have selected for investment, the annual charge for the Rate Enhancement Rider is 0.95%, as a percentage of your Crediting Base on the Segment Term Start Date for the applicable Index-Linked Segment Option. The rider charge is deducted daily from the Crediting Base(s) for your

Index-Linked Segment Option(s). The Crediting Base is reduced by the dollar amount of the daily charge. The reduction is not proportionate, even when deducted prior to the Segment End Date. The deduction of rider charges will not trigger a Bond Adjustment or Equity Adjustment. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. Other fees or charges or adjustments that may apply are premium tax, Bond Adjustment, and Equity Adjustment, which could reduce amounts available upon Surrender before or on the Segment End Date. Other factors that could limit your investment performance include Participation Rates and Cap Rates, which are included in exchange for the downside protection provided by the Segment Options. For additional information, see 5. FEES AND CHARGES. Q15Q16: What are the Contract’s Annuitization benefits? Any time after the second Contract Year, you may Annuitize your Contract by electing to receive payments under an annuity benefit payment option. The amount you can apply to the annuity benefit payment option is the Accumulated Value, adjusted by the Bond Adjustment, which could be a negative adjustment. You may elect to Annuitize the entire Contract (full Annuitization) or a portion of your Contract (partial Annuitization). The Maximum Annuitization Date is shown on the Data Page and is generally the Contract Anniversary following the Annuitant’s age 95. If Joint Annuitants are named on the application, the Maximum Annuitization Date will be set based on the age of the older Joint Annuitant. For additional information, see 14. ANNUITIZATION. 16

Q16Q17: What are the Contract’s death benefits? If the age of the oldest Owner on the date the application is signed is 79 or younger, the death benefit is equal to the greater of 1 or 2 where: 1. Is the Accumulated Value (including Equity Adjustment(s), which could be negative, if the Accumulated Value includes Segment Interim Value(s)), subject to the Bond Adjustment (which could be negative), on the date we receive the proof of death and all required documents in Good Order; and 2. Is the Premium Payment minus a proportional reduction (as described below) for each partial withdrawal (and any applicable Surrender Charges) and each partial Annuitization made prior to the date we receive the proof of death and all required documents in Good Order. With respect to the Premium Payment portion of the death benefit calculation, each partial withdrawal (and any applicable Surrender Charges) and each partial Annuitization will reduce the death benefit in the same proportion that the Accumulated Value was reduced on the date of the partial withdrawal or partial Annuitization. The proportional reduction is equal to (1 divided by 2) multiplied by 3, where: 1. Is the amount of the partial withdrawal (and any applicable Surrender Charges) or the amount of the partial Annuitization; and 2. Is the Accumulated Value immediately prior to the partial withdrawal or partial Annuitization; and 3. Is the Premium Payment adjusted for prior partial withdrawal and partial Annuitizations immediately prior to the current partial withdrawal or partial Annuitization. If the age of the oldest Owner on the date the application is signed is 80 or older, the death benefit is equal to the Accumulated Value (including Equity Adjustment(s), which could be negative, if the Accumulated Value includes Segment Interim Value(s)), subject to the Bond Adjustment (which could be negative), on the date we receive the proof of death and all required documents in Good Order. Please note: • Any death benefit based on Accumulated Value, as described above, may be subject to Equity Adjustments and a Bond Adjustment, both of which may be negative. Any applicable Equity Adjustment will already be included in the Accumulated Value. The Bond Adjustment will be applied to the Accumulated Value when calculating the death benefit. Negative Equity Adjustments and/or Bond Adjustments may significantly reduce the death benefit. • Partial withdrawals and Annuitizations may significantly reduce the death benefit, perhaps by more than the amount withdrawn. If the Owner or any Joint Owner dies prior to the Annuitization Date, we will pay the death benefit upon our receipt of required documents and Notice, in Good Order, including due proof of death. Proof of death includes a copy of a death certificate, a certified copy of a court order, a written statement by a medical doctor, or other proof satisfactory to us. The Accumulated Value will remain invested in the Segment Options until the Valuation Day on which we receive the required documents in Good Order. If more than one beneficiary is named, each beneficiary’s portion of the death benefit will remain invested in the Segment Options until the Valuation Day on which we receive the required documents for that beneficiary.

We will pay interest on the death benefit from the first day the Accumulated Value is no longer invested in the Segment Options until payment is made. Pending payment, the death benefit will be held in our general account. We will determine the rate of interest, which will not be less than the interest rate required by the applicable state’s law. Generally, the interest rate could range from 0.00% to 8.00%. For additional information, see 12. DEATH BENEFIT. Q17Q18: How do investors provide reallocation instructions and other requests to Principal Life? Ways to contact Principal Life Insurance Company: • Calling us at 1-800-852-4450 between the hours of 7 a.m. and 6 p.m. Central Time 17

• Mailing your instructions to us at the below address: Principal Life Insurance Company Attn: RIS Annuity Services P O Box 9382 Des Moines, Iowa 50306-9382 • Faxing us at 1-866-894-2093 • Visiting www.principal.com using your secure login. • Emailing us at annuityprocessing@principal.com 3. RISK FACTORS Risk of Loss in Index-Linked Segment Options An investment in this Contract is subject to the risk of poor investment performance of the Index- Linked Segment Options to which you have allocated Accumulated Value. You can lose money by investing in this Contract, including loss of principal and/or prior earnings. While limited protection from losses is provided under your Contract through a Buffer Segment Option, Peak Buffer Segment Option, or Floor Segment Option, you bear some level of the risk of decline in your Contract’s Accumulated Value resulting from the performance of the Index-Linked Segment Options and the risk of losses may be significant. Because of potential Equity Adjustments and/or Bond Adjustments, in extreme circumstances it is theoretically possible the total loss could be 100% (i.e., a complete loss of your Premium Payment and any prior earnings) even if your Contract is outside of the Surrender Charge period. While the Equity Adjustment only applies on dates other than the Segment End Date, the Bond Adjustment always applies, even on the Segment End Date. For additional information, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS. Risk of Loss in Exercising Free Look Upon exercising your free look rights, the amount we will return to you will be based on the state law applicable to your Contract as follows: • In the states that require us to return your Premium Payment, we will return your Premium Payment without any interest earned. • In states where we return your Contract Accumulated Value, the free look amount will be the Contract Accumulated Value plus any premium tax charge deducted. If you have elected to have taxes withheld, we will subtract any applicable federal and state income tax withholding from the amount returned to you. In addition, with respect to any portion of your Premium Payment allocated to an Index-Linked Segment Option, you assume risk of loss due to the possibility of a negative Equity Adjustment. As a result, you may receive less money upon the exercise of your free look rights than you paid into the Contract in Premium Payment. • In states that require us to return the greater of your Premium Payment and your Contract Accumulated Value, the free look amount will be the greater of the values in the previous two bullets. For additional information, see 6. PURCHASING THE CONTRACT — Right to Examine the Contract (Free Look). Initial Holding Account Risk

When you first invest in the Contract, your Premium Payment will be held in the Initial Holding Account temporarily. While in the Initial Holding Account the amount invested earns only a fixed interest rate. We determine the annual interest rate for the Initial Holding Account at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest at a rate greater than the Guaranteed Minimum Interest Rate. Your Premium Payment (plus credited interest) will be allocated from the Initial Holding Account to your selected Segment Option(s) on the next Segment Start Date (i.e., the next 9th or 23rd of any month), if we received the Premium Payment at least two Valuation Days prior to the next Segment Start Date (or the Valuation Day prior to the next Segment Start Date if it does not start on a Valuation Day). If not received by then, the Premium Payment will be allocated to your selected Segment Option(s) on the Segment Start Date immediately following the next Segment Start Date. We reserve the right to hold your Premium Payment (plus credited interest) in the Initial Holding Account until the end of the free look period. If we exercise this right, your Premium Payment would be held in the Initial Holding Account for the duration of the free look period plus the number of days until the next Segment Start Date after the free look period expires. Please note that free look periods vary by state. See APPENDIX D for state variations. Depending on when we receive your Premium Payment, when Valuation Days occur in a given calendar month, and the length of the free look period under your Contract, it is possible that your Premium Payment (plus credited interest) could be held in the Initial Holding Account for an extended period of time, potentially multiple months. The Contract does not include a specific maximum number of days that the Premium Payment (plus credited interest) may be held in the Initial Holding Account. The specific number of days will depend on your circumstances, the allocation rules described above, and potentially factors that are beyond our control, such as unanticipated closures of the New York Stock Exchange. For example, assume that we receive your application in Good Order and your Premium Payment on October 9, 2024, we exercise our right to hold your Premium Payment in the Initial Holding Account until the end of the free look period, and the longest free look period currently possible of 45 days (for replacement Contracts issued in Pennsylvania) applies. Based on these assumptions, your Premium Payment (plus credited interest) would remain in the Initial Holding Account until December 9, 2024 (61 days total). For additional information, see 6. PURCHASING THE CONTRACT – Initial Holding Account. 18

Index Performance Risk If you invest in an Index-Linked Segment Option, you will be exposed to the investment risks associated with the applicable Index, including the following: • The performance of an Index is based on changes in the values of the securities or other assets that comprise or define the Index. The securities and assets comprising or defining the Indices are subject to a variety of investment risks, many of which are complicated and interrelated. • The performance of an Index will fluctuate, sometimes rapidly and unpredictably. Both short-term and long-term negative Index performance, over one or multiple Segment Terms, may cause you to lose principal or previous earnings. The historical performance of an Index does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Segment Term or multiple Segment Terms. • Each Index’s performance is subject to market risk, equity risk, and issuer risk (in addition to other risks identified in this section): • Market Risk. Each Index could decrease in value over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Negative fluctuations in the value of an Index may be significant and unpredictable. • Equity Risk. Each Index is comprised of equity securities. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities may underperform in comparison to the general financial markets, a particular financial market, or other asset classes. • Issuer Risk. The performance of each Index depends on the performance of individual securities included in the Index. Changes in the financial condition, credit rating, or public perception of an issuer of those securities may cause the value of the issuer’s securities to decline. In recent years, the financial markets have at times experienced periods of significant volatility and negative returns, contributing to an uncertain and evolving economic environment. The performance of the markets has been impacted by several interrelating factors such as, but not limited to, natural disasters, public health crises, inflation, political and social developments, and military and governmental actions. You should consult with your financial professional about how market conditions may impact your investment decisions under the Contract. • We calculate an Index Change by comparing the value of the Index between two specific points in time, which means the performance of the Index may be negative or flat for the Segment Term as a whole (including a multi-year Segment Term) even if the Index performed positively for certain periods of time during the Segment Term. • An investment in an Index-Linked Segment Option is not an investment in the companies that comprise the applicable Index. You will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that make up the Indices. • With the exception of the SG Smart Climate Index (which is subject to other drags on performance as described below), the Indices do not reflect dividends or other distributions paid on the securities comprising an Index, which results in lower Index Values and therefore may negatively impact the performance of the Contract.

In addition to the foregoing, each Index has its own unique risks, as follows: • The S&P 500® Price Return Index This Index is comprised of equity securities issued by large-capitalization (“large cap”) U.S. companies. Generally, it is more difficult for large-cap companies to pivot their strategies quickly in response to changes in their industry. In addition, because they typically are more well-established, it is rare to see large-cap companies have the high growth rates that can be seen with small-capitalization (“small cap”) companies. 19

• Russell 2000® Price Return Index This Index is comprised of equity securities of small-cap U.S. companies. Generally, the securities of small-cap companies are more volatile and riskier than the securities of large-cap companies. • MSCI EAFE Price Return Index This Index is an equity Index that is designed to represent the performance of large and mid-cap securities across 21 developed markets around the world but excluding the U.S. and Canada. Unique to this Index (as compared to the other available Indices) are risks relating to foreign securities, including political, social, and economic developments abroad, as well as risks resulting from differences between the regulations and reporting standards and practices to which U.S. and foreign issuers are subject. To the extent foreign securities are denominated in foreign currencies, their values may be adversely affected by changes in currency exchange rates. Shifts in these factors can result in this Index being more volatile than other Indices. • SG Smart Climate Index This Index provides investment exposure to the performance of large-capitalization U.S. stocks that are selected based on proprietary climate risk preparedness scores and certain environmental, social, and governance (ESG) filters. The Index provides exposure to such stocks through its underlying Index, the SG Climate Transition Risk Index (the “Underlying SGI Index”). The Index is subject to several risks, such as the following: • ESG Methodology Risk. The Underlying SGI Index is composed of stocks that are selected based on an ESG methodology that includes climate risk scores and ESG exclusion filters. Investors’ views about ESG matters may differ from the Underlying SGI Index’s ESG methodology. As such, the ESG methodology may not reflect the beliefs or values of any particular investor. There is no guarantee that the ESG methodology will ultimately enhance the performance of the Index. The ESG methodology could detract from the performance of the Index, as companies with lower ESG ratings may perform better than companies with higher ESG ratings over the short or long term. Due to the inherent difficulty of forecasting within complex systems and the general unpredictability of future events, there is no guarantee that the predictive climate risk models used by the Underlying SGI Index will identify stocks that will perform well if climate events occur. Amounts invested in a Segment Option that is linked to the Index are not invested in the Index, the Underlying SGI Index, or the underlying stocks. Amounts that you invest in the Contract become assets of the Company. The assets in the Company’s General Account and the Separate Account, which the Company invests to support its payment obligations under the Contract, are not invested based on ESG factors. • Performance Drag Risk. The performance of the Index will always be worse than the performance of the underlying index. The Index reflects deductions that reduce performance, including a negative performance adjustment equal to 1.50% and fixed replication costs equal to 0.50%, each as an annualized percentage of Index Value. In addition, the performance of the Index is reduced by assumed costs of borrowing equal to the U.S. Federal Funds Rate. Without these deductions, the performance of the Index over any one year period would be higher by approximately 2.00% plus the U.S. Federal Funds Rate. While these deductions are not charges under the Contract, they result in lower Index Values and may therefore negatively impact the performance of your Contract.

• Large-Cap Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large-capitalization companies has trailed the overall performance of the broader securities markets. • Index Disruption Risk. Disruptive and extraordinary events could impair the operation of the Index or the Underlying SGI Index. For example, these events could relate to the unavailability of necessary data to apply the ESG methodology, an insufficient number of eligible stocks, or the termination or breach of a third-party licensing agreement. Should a disruptive or extraordinary event occur, the Index provider may take any actions permitted by the Index rules, such as postponing calculations or rebalances, adjusting the terms of an Index to preserve its economic characteristics, restating Index values, or discontinuing the Index. 20

• New Index Risk. The Index and the Underlying SGI Index have limited performance histories. Generally, there is less publicly available information about the Index and the Underlying SGI Index compared to more established market indexes. Inquiries regarding the Index or the Underlying SGI Index should be directed to your financial professional or Principal Life Insurance Company either by: • Calling us at 1-800-852-4450 between the hours of 7 a.m. and 6 p.m. Central Time • Sending us your inquiry at the below address: Principal Life Insurance Company Attn: RIS Annuity Services P O Box 9382 Des Moines, Iowa 50306-9382 For more detailed information about this and the other available Indices, see APPENDIX A — INDEX DISCLOSURES. Liquidity Risk Liquidity Risk Generally This Contract is not suitable as a short-term savings vehicle and is not appropriate if you need ready access to cash. The benefits of tax deferral and allocation to Segment Options for the full Segment Terms are better for investors with long investment time horizons. Surrender charges apply for up to six years after the Premium Payment and these charges will reduce the value of your Contract if you withdraw money during that time. A Bond Adjustment will generally apply upon any withdrawal, death benefit (if based on Accumulated Value) or Annuitization from any Segment Option on any date (including a Segment End Date), subject to certain exceptions discussed in this prospectus. The dollar amount of a Bond Adjustment is calculated based on the reduction to the Crediting Base for a Segment Option, and is then applied to the amount Surrendered. A partial withdrawal or Annuitization may reduce the Crediting Base by more than the amount Surrendered. In extreme circumstances, you could lose up to 100% of the amount Surrendered due to a negative Bond Adjustment. See 10. CONTRACT VALUES — Bond Adjustment for additional information. While the Contract provides for a Free Surrender Amount not subject to Surrender Charges, the Free Surrender Amount is limited, and withdrawals of the Free Surrender Amount may be subject to negative Equity Adjustments, negative Bond Adjustments, and taxes. There also may be adverse tax consequences if you take early withdrawals from the Contract, including amounts withdrawn from the Contract being subject to a 10% federal penalty if taken before age 591 /2, which would be in addition to any other federal or state income taxes payable. Limits on Transfers The restrictions applicable to Transfers also creates liquidity risk. You are only able to make Transfers of Accumulated Value among the various Segment Options at the end of a Segment Term. This significantly limits your ability to react to changes in market conditions during Segment Terms. Your Transfer requests must be received by us at least two Valuation Days prior to the end of a Segment Term. If you submit a Transfer request but we do not receive it prior to the start of that two-day period, your Accumulated Value will be automatically re-invested as described in 9. OPTIONS AT END OF SEGMENT TERM. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. If the Segment End Date is not on a Valuation Day, the Valuation Day prior to the Segment End Date is the end of that two-day period. For example, if the Segment End Date is a Saturday, the end of the two- day period is the preceding Friday, and your Transfer request must be received by us before the end of the Valuation Day on the preceding Wednesday. This example assumes no holidays during this period. 21

In the absence of timely instructions in Good Order, your Accumulated Value in the ended Segment Option will be automatically re-invested in the same Segment Option for a new Segment Term (with the Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term), provided that the same Segment Option is available for a new Segment Term. If we do not receive timely instructions in Good Order and the same Index-Linked Segment Option is no longer available, the Accumulated Value in the ended Segment Option will be automatically Transferred to a 1-year Index-Linked Segment Option with the same Index and Buffer Rate or Floor Rate, if available (with the Cap Rate and Participation Rate applicable to a new Segment Term). If there are multiple such Segment Options available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the one with the higher Cap Rate limitation. If there is no such Segment Option available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the Fixed Segment Option (with the annual interest rate applicable to a new Segment Term). We reserve the right to change the default Segment Options as described above in the future (e.g., we may designate the sole Index-Linked Segment Option that we guarantee to make available for the life of the Contract as the default option in all cases). Please note, the Cap Rate, Participation Rate, or annual interest rate we declare for the new Segment Term may differ (higher or lower) from the previous Segment Term, subject to the guaranteed limits described in this prospectus. Transfers from a Segment Option are only allowed on the Segment End Date. If you wish to Transfer, you must Notify us at least two Valuation Days prior to the end of the Segment Term for the given Segment Option. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. If you fail to Transfer Accumulated Value at the end of a Segment Term and do not wish to remain invested in a particular Segment Option for another Segment Term, you may take a full withdrawal of the related Accumulated Value. Withdrawing all or some of the Accumulated Value may cause you to incur Surrender Charges, negative Bond Adjustments, negative Equity Adjustments, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. For additional information, see 9. OPTIONS AT END OF SEGMENT TERM. Liquidity Risks Related to Segment Interim Value See “Segment Interim Value Risk” below for information on how liquidity risks relate to our Interim Value calculation. Consequences of Withdrawals/Surrenders Generally There is a risk of loss of principal and/or prior earnings if you take a withdrawal from your Contract during the first six Contract Years where a Surrender Charge would be deducted. Withdrawals may also be subject to negative Bond Adjustments, negative Equity Adjustments and taxes and tax penalties, all of which may result in loss of principal and/or prior earnings. These may result in loss even when the Index for an investment optionIndex-Linked Segment Option has increased in valueperformed positively. Withdrawals will also reduce the death benefit, perhaps by more than the amount withdrawn. Withdrawals under the Contract include full withdrawals, partial withdrawals, RMD withdrawals, scheduled withdrawals, unscheduled withdrawals, and withdrawals of the Free Surrender Amount. Annuitizations and death benefits are subject to similar risks as withdrawals. They may be subject to negative Bond Adjustments whenever they occur, even on a Segment End Date. They may also be subject to negative Equity Adjustments if they occur prior to a Segment End Date for an Index-Linked Segment Option. If you set up scheduled withdrawals, your exposure to these risks will repeat as long as the scheduled withdrawals continue.

The only potential ongoing Contract charge with this Contract is the charge for the optional Rate Enhancement Rider. If you elected to include the Rate Enhancement Rider with your Contract, the ongoing charge for the rider could also cause amounts available for withdrawal under your Contract to be less than what has been invested in the Contract, even if Index performance has been positive. We may defer payments under this Contract for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral. For additional information, see 11. WITHDRAWALS. 22

Fixed Segment Option Risk We determine the annual interest rate for the Fixed Segment Option at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest for a new Segment Term at a rate greater than the Guaranteed Minimum Interest Rate. There is no guarantee that the Fixed Segment Option will be made available for future StrategySegment Terms. Credit Risks Our General Account assets support our financial guarantees under the Contract and are subject to the claims of our creditors. As such, the guarantees under the Contract are subject to our financial strength and claims-paying ability. There is a risk that we may default on those guarantees. You need to consider our financial strength and claims-paying ability in meeting the guarantees under the Contract. You may obtain information on our financial condition by reviewing our financial statements included in this prospectus. Additionally, information concerning our business and operations is set forth under the section titled “Management’s Discussion and Analysis.” More information about the Company, including its financial strength ratings, can be found by visiting https://investors.principal.com/investor-relations/our-business/credit-ratings/default.aspx. The assets in Principal Life Insurance Company Separate Account R are not subject to our creditors. The amount you invest is not placed in a registered separate account and your rights under the Contract to invested assets and the returns on those assets are subject to Company’s claims paying ability. The assets in the unregistered Separate Account are insulated, which means they are not subject to the claims of the creditors of the Company. This unregistered Separate Account is also non-unitized, which means neither an Owner nor amounts allocated to the Segment Options participate in the performance of the assets held in the Separate Account. Segment Interim Value Risk On each Valuation Day of the Segment Term, other than the first and last day, we determine the Segment Interim Value for each Indexed-Linked Segment Option. In order to calculate your Segment Interim Value, we apply a formula that is not directly tied to the actual performance of the applicable Index. Instead, we calculate it by determining the value of hypothetical investments and derivatives that we may or may not actually hold in order to provide a current estimate of the value of the Segment Option at the end of the Segment Term. This means that even if the Index has performed positively, it is possible that the Segment Interim Value may have decreased. For more information and to see how we calculate the Segment Interim Value, see APPENDIX C — SEGMENT INTERIM VALUE EXAMPLES. Segment Interim Value is calculated using the Crediting Base and the applicable Equity Adjustment. The Segment Interim Value always reflects the Equity Adjustment. A Segment Interim Value (and, in turn, the Equity Adjustment) will apply to your Contract when one of the following transactions occurs: (i) any withdrawal from an Index-Linked Segment Option prior to the Segment End Date, including a full withdrawal, partial withdrawal, withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal, or unscheduled withdrawal; (ii) any Annuitization of Contract Accumulated Value in an Index-Linked Segment Option prior to the Segment End Date; (iii) any death benefit based on the Contract Accumulated Value, if Contract Accumulated Value is allocated to an Index-Linked Segment Option and the death benefit is calculated prior to the Segment End Date; or (iv) Segment Lock-In is exercised. In extreme circumstances, you could lose up to 100% of your investment due to a negative Equity Adjustment. If you allocate Accumulated Value to an Index-Linked Segment Option, Segment Credits will not be credited to your Accumulated Value in the particular Segment Option until the end of the Segment Term. Amounts withdrawn from an Index-Linked Segment Option prior to the end of a Segment Term will not have a Segment Credit applied to it. This includes Accumulated Value being applied to pay a death benefit or to an Annuitization option during a

Segment Term. Except for the first and last Valuation Day of a Segment Term, your Segment Interim Value is the amount available for withdrawals, Annuitization and death benefits (collectively, “Surrenders”). There is risk that this Segment Interim Value could be less than your original Premium Payment even if the applicable Index has been performing positively. Partial withdrawals and partial Annuitizations prior to the Segment End Date for an Index-Linked Segment Option will also reduce your Crediting Base for that Segment Option. The Crediting Base generally will be reduced by the same proportion as the Segment Interim Value is reduced by the Surrender. A reduction to your Crediting Base will result in a lower Segment Interim Value. Also, a reduction to your Crediting Base will result in less gain or more loss, as applicable, at the end of a Segment Term. A reduction to your Crediting Base could be greater than the amount Surrendered. 23

Buffer and Floor Rate Risk The Buffer or Floor Rate that is applicable to a Segment Option only provides you with limited protection from negative Index performance at the end of a Segment Term. In other words, you could lose a significant amount of your Premium Payment and/or prior earnings under the Contract. Under an Index-Linked Segment Option, the maximum amount of loss that you could experience due to negative Index performance at the end of a Segment Term, after taking into account the guaranteed limits on Index loss currently provided under the Contract, would be: 90% loss for a 10% Buffer Rate; 80% loss for a 20% Buffer Rate; 10% loss for a 10% Floor Rate; or 0% loss for a 0% Floor Rate. You could lose a significant amount of money if an Index declines in value. You also bear the risk that continued negative Index Changes may result in zero or negative Segment Credits being credited to your Accumulated Value over multiple Segment Terms. Given that the Floor Rate and Buffer Rate (as applicable) are expressed as to a single Segment Term, if an Index-Linked Segment Option is credited with negative Segment Credits for multiple Segment Terms, the cumulative loss may exceed the stated limit of the Buffer Rate or Floor Rate for any single Segment Term. For the 0% Floor Rate Segment Option, Segment Credits will not be negative so long as the funds are held to the Segment End Date. In addition, the limits on downside loss provided by the floor feature or buffer feature, as applicable, are for the entire Segment Term for a particular Segment Option and are not annual limits. As a result, the downside protection will be less if measured for any period of time that is less than the duration of the full Segment Term. For additional information, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS. For withdrawals, Annuitizations and death benefits that occur during a Segment Term, you or your beneficiaries (as applicable) will not receive the full protection of the Buffer Rate or Floor Rate in the calculation of the Segment Interim Value. In order to receive the full protection, the particular transaction must occur on the Segment End Date. Cap Rate and Participation Rate Risk Amounts allocated to an Index-Linked Segment Option will be subject to a Cap Rate. The Cap Rate limits the positive Index Change, if any, that may be credited to your Contract for a given Segment Term. The Cap Rates do not guarantee a certain amount of Segment Return. The Segment Return for an Index- Linked Segment Option may be less than the positive return of the Index because any positive return of the respective Index is subject to a maximum in the form of a Cap Rate. If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. The Cap Rates benefit the Company when Index performance is positive at a rate that is higher than the applicable Cap Rate because the Cap Rate limits the amount of positive Segment Return that we may be obligated to credit for any Segment Term. We set the Cap Rates at our discretion. You bear the risk that we will not set the Cap Rates higher than 0.50%, which is the guaranteed minimum Cap Rate. Amounts allocated to an Index-Linked Segment Option also will be subject to a Participation Rate. At the end of the Segment Term, your participation in any positive Index performance will be limited to a percentage of the positive Index performance. That percentage will equal the Participation Rate. The Participation Rate limits the positive Index Change, if any, that may be credited to your Contract for a given Segment Term. The Segment Return for an Index-Linked Segment Option subject to a Participation Rate may be less than the positive return of the Index. We set the Participation Rates at our discretion. You bear the risk that we will not set the Participation Rates higher than 5.00%, which is the guaranteed minimum Participation Rate. Having a Cap Rate as part of your Index-Linked Segment Option means that you will not participate in any positive Index performance in excess of the Cap Rate. When the Index- Linked Segment Option has positive performance, the interest credited on the Segment End Date will typically equal the positive change in the Index Value multiplied by the Participation Rate up to the Cap Rate. 24

Your risk of investment loss could be significantly greater than the potential for investment gain. For example, assuming the guaranteed minimum Cap Rate of 0.50% and guaranteed minimum Participation Rate of 5.00%, the maximum potential gain at the end of a Segment Term due to positive Index performance would be 0.50%. The Cap Rate and Participation Rate declared for a Segment Term are for the entire Segment Term for a particular Segment Option. They are not annual limits. As a result, the potential for positive Index gains will be less if measured for any period of time that is less than the duration of the full Segment Term. Segment Options can have different Buffer Rates or Floor Rates, which will impact the Cap Rate and Participation Rate offered on the Segment Options. The Buffer Rate or Floor Rate, as applicable, will never change for a specific Segment Option. If a different Buffer Rate or Floor Rate is introduced, it will be offered on a new Segment Option. For additional information, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS. Peak Buffer Risk A Peak Buffer Segment Option is subject to the same risks as a Buffer Segment Option. See “Buffer and Floor Rate Risk” above. A Peak Buffer Segment Option has a Buffer Rate that provides you with only limited protection from negative Index performance at the end of a Segment Term. You could lose a significant amount of your Premium Payment and/or prior earnings under the Contract. As noted under “Buffer and Floor Rate Risk” above, limits on downside loss provided by the buffer feature are for the entire Segment Term for a particular Peak Buffer Segment Option and are not annual limits. As a result, the downside protection will be less if measured for any period of time that is less than the duration of the full Segment Term. A Peak Buffer Segment Option differs from a Buffer Segment Option only with respect to the potential for gain in the event of a negative Index Change, provided that the negative Index Change does not exceed the Buffer Rate. Even though any gain from a negative Index Change would not be subject to the Cap Rate or Participation Rate, the potential gain would be limited. In no event would any such gain, if any, be greater than the Peak Buffer Midpoint (10%) and could be as low as 0%. A Peak Buffer Segment Option will generally have a lower Cap Rate and/or Participation Rate than a Buffer Segment Option with the same Index, Segment Term and Buffer Rate, as Peak Buffer Segment Options generally expose us to more risk than Buffer Segment Options because, under Peak Buffer Segment Options, we may need to credit gain for negative Index performance. Segment Lock-In Risk If you exercise a Segment Lock-In, and the locked-in Equity Adjustment is negative, you will be locking-in a loss rather than a gain. The loss could be significant. The Segment Credit you receive upon exercising Segment Lock-In may be lower than the Segment Credit you would have received on the Segment End Date if you hadn’t exercised the Segment Lock-In. Similarly, you may receive a negative Segment Credit due to exercising Segment Lock-In when, had you not exercised Segment Lock-In, you would have received a positive Segment Credit on the Segment End Date. You also may receive less than the full protection of the Buffer Rate or Floor Rate (as applicable). This is due to an Equity Adjustment being applied in calculating the Segment Credit instead of the point-to-point crediting method. If a lock-in is exercised, the Segment Option’s Floor Rate, Buffer Rate, Peak Buffer Midpoint, Cap Rate, and Participation Rate (as applicable) will no longer be applied on the Segment End Date. In addition, the amount of the Equity Adjustment is unknown at the time the Segment Lock-In is exercised (as discussed immediately below).

At the time you exercise a Segment Lock-In, you will not know the locked-in Equity Adjustment in advance because the Equity Adjustment is calculated at the end of the Valuation Day. The locked-in Equity Adjustment could be lower than you anticipated. If you submit a Segment Lock-In request, the locked-in Equity Adjustment may be lower or higher than the Equity Adjustment that was last calculated before you submitted your request. If you establish Lock-In Thresholds, you will not know the locked-in Equity Adjustment in advance, although the locked-in Equity Adjustment will be at least equal to the upper threshold or lower threshold, as applicable. For additional information on how the Equity Adjustment is calculated, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Segment Interim Value — Calculation of Equity Adjustment. You can obtain the current Segment Interim Value and Equity Adjustment by calling us at 1-800-852-4450. However, as explained above, if you were to exercise Segment Lock-In, the locked-in Equity Adjustment may be more or less than the quoted value. You should speak to your financial professional before executing Segment Lock-In. 25

If you have selected a Peak Buffer Segment Option for investment, before exercising Segment Lock-In or establishing Lock-In Thresholds, you should consider the fact that if a negative Index Change on the Segment End Date does not exceed the Buffer Rate, you will be credited gain (if the negative Index Change is less than the Buffer Rate) or no loss (if the negative Index Change equals the Buffer Rate). If you lock-in a negative Equity Adjustment, you are locking in the loss reflected in the Equity Adjustment in all cases. We will not provide advice or notify you regarding whether you should exercise the Segment Lock-In features or the optimal time for doing so. It is possible that you may exercise Segment Lock-In at a sub-optimal time during the Segment Term, or that there is no optimal time to exercise Segment Lock-In during a Segment Term. We will not warn you if you exercise the Segment Lock-In features at a sub-optimal time. We are not responsible for any losses or forgone gains related to your decision whether or not to exercise the Segment Lock-In features. Once a Segment Lock-In is executed, it is irrevocable for that Segment Term. A lock-in will not be applied retroactively and can only be exercised for the entire Segment Option. A Segment Lock-In may only be exercised once per Segment Term for each Index-Linked Segment Option. For additional information, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Segment Lock-In Feature. Segment Option and Index Availability Risk There is no guarantee that any particular Segment Option or Index will be available during the entire period that you own your Contract, with the exception of the following Index-Linked Segment Option which is guaranteed to be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Index- Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. Other considerations relating to this risk include: • In addition to the investment performance and risks of loss that already are part of your Contract, the returns you otherwise may have anticipated may not be available in situations where the Company reserves the right to discontinue an Index in the middle of a Segment Term. This is due in part to the fact that, if we substitute an Index, the performance of the new Index may differ from the original Index. This may negatively affect the Segment Credit you earn during the Segment Term or the Segment Interim Values that you can lock-in under the Segment Lock-In feature. • We may replace an Index at any time during a Segment Term; however, we will notify you in writing at least 30 days prior to replacing an Index. If we replace an Index, this does not cause a change in the Cap Rate, Participation Rate, Floor Rate, Buffer Rate or Peak Buffer Midpoint, as applicable. You will have no right to reject the replacement of an Index, and you will not be permitted to Transfer Segment Interim Values until the end of the applicable Segment Term even if we replace the Index during such Segment Term. The new Index and the replaced Index (which you may have previously chosen) may not be similar with respect to their component securities or other instruments, although we will attempt to select a new Index that is similar to the old Index.

• At the end of the Segment Term, you may Transfer your Segment Value to another Segment Option without charge. If you do not want to remain invested in the relevant Segment Option for the remainder of the Segment Term, your only option will be to withdraw or Annuitize the related Segment Interim Value, which may cause you to incur Surrender Charges, a negative Bond Adjustment, a negative Equity Adjustment, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. • Changes to the Cap and Participation Rates, if any, occur at the beginning of the next Segment Term. We will provide written notice at least 15 calendar days prior to each Segment Start Date instructing you how to obtain the Cap and Participation Rates for the next Segment Term. Those Cap and Participation Rates will be made available to you at least 7 calendar days prior to the Segment Start Date. You are only able to make Transfers of Accumulated Value among the various Segment Options at the end of a Segment Term. See Liquidity Risks — Limits on Transfers Between Segment Options above. 26

• If you do not like a new Cap or Participation Rate for a particular Segment Option, at the end of the current Segment Term, you may Transfer your Segment Value to another Segment Option without charge. • If you do not want to invest in any investment optionSegment Option under the Contract, your only option will be to fully withdraw or Annuitize your Contract. Fully withdrawing or Annuitizing your Contract may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments, taxes and tax penalties, as discussed in this section. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. • We will not substitute any Index until the new Index has received any necessary regulatory clearances. Any addition, substitution, or removal of an Index-Linked Segment Option or Index will be communicated to you in writing. If we add or remove an Index (as opposed to replacing an Index), the changes will not be effective for your Contract until the start of the next Segment Term. Adding or removing an Index does not cause a change in the Floor or Buffer Rates, as applicable. Any Index- Linked Segment Option based on the performance of the newly added Index may have a new Cap and Participation Rate. • You should evaluate whether our ability to make the changes described above, and your ability to react to such changes, are appropriate based on your investment goals. When such changes occur, you should also evaluate whether those changes are appropriate based on your investment goals and, if not, you should evaluate your options under the Contract, which may be limited and may have negative consequences associated with them, as described in this section. For additional information, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Discontinuation or Substitution of an Index and 9. OPTIONS AT END OF SEGMENT TERM. Risks Affecting Our Administration of Your Contract Our operations and/or the activities and operations of our service providers and business partners are subject to certain risks that are beyond our control, including systems failures, cyber-attacks, and pandemics (and similar events). These risks are not unique to the Company and they could materially impact our ability to administer the Contract. Financial services companies and their third-party service providers are increasingly the targets of cyber-attacks. The techniques used to attack systems and networks change frequently, are becoming more sophisticated, and can originate from a wide variety of sources. The use of remote or flexible work arrangements, remote access tools and mobile technology have expanded potential targets for cyber-attack. The Company is highly dependent upon its computer systems and those of its business partners and service providers. This makes the Company potentially susceptible to operational and information security risks resulting from a cyber-security incident. These risks include direct risks, such as theft, misuse, corruption and destruction of data maintained by the Company, and indirect risks, such as denial of service attacks on systems and websites, unauthorized release of personal or confidential customer information and other operational disruptions that could severely impede our ability to conduct our business and administer the Contract (e.g., calculate Contract values or process transactions). Operational disruptions and system failures also could occur based on other natural or man-made events, which could have similar impacts on your Contract. Although we make substantial efforts to protect our computer systems from these security risks, including internal processes and technological defenses that are preventative or detective, and other controls designed to provide multiple layers of security assurance, there can be no guarantee that we or our service providers will avoid all cyber-security incidents in the future. It is possible that a cyber-security incident could persist for an extended period of time without detection.. If your Contract is adversely affected as a result of the failure of our cyber-security controls, we will take reasonable steps to restore your Contract.

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Rider Reinstatement Risk Following termination of your Contract and Rate Enhancement Rider, the Contract and Rate Enhancement Rider can both, in certain circumstances, be reinstated. If the Rate Enhancement Rider is reinstated when you reinstate your Contract, we will deduct Rate Enhancement Rider charges scheduled during the period between the termination and reinstatement and make any other adjustments necessary to reflect any change in the amount reinstated and the Contract Accumulated Value as of the date of termination. 28

4. INFORMATION ABOUT THE INDICES Generally This section includes basic information about the Indices. For important information about investment risks associated with Index performance, see 3. RISK FACTORS — Index Performance Risk. Additional Index disclosure is included in Appendix A. You may request additional information about each Index by contacting your financial professional or the Company. See 3. SUMMARY — Q18. How do investors provide reallocation instructions and other requests to Principal Life? for the Company's contact information. Index Volatility The performance of an Index will fluctuate, sometimes rapidly and unpredictably. Generally, the securities of small-cap companies are more volatile and riskier than the securities of large-cap companies. Foreign securities can be more volatile than domestic securities because of the risks relating to political, social, and economic developments abroad, as well as risks resulting from differences between the regulations and reporting standards and practices to which U.S. and foreign issuers are subject. To the extent foreign securities are denominated in foreign currencies, their values may be adversely affected by changes in currency exchange rates. For more information about volatility and other investment risks associated with Index performance, see 3. RISK FACTORS — Index Performance Risk. Information Specific to Each Index S&P 500® Price Return Index (SPX) The S&P 500® Price Return Index was established by Standard & Poor’s. The S&P 500® Price Return Index includes 500 large cap stocks from leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500® Price Return Index does not include dividends or other distributions declared by any of the companies included in this Index. By not including dividends or other distributions in the Index return, the Index performance is reduced. Russell 2000® Price Return Index (RTY) The Russell 2000® Price Return Index was established by Russell Investments. The Russell 2000® Price Return Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing appropriately 10% of the total market capitalization of that Index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000® Price Return Index does not include dividends or other distributions declared by any of the companies included in this Index. By not including dividends or other distributions in the Index return, the Index performance is reduced. MSCI EAFE Price Return Index (MXEA) The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada. The MSCI EAFE Price Return Index does not include dividends or other distributions declared by any of the companies included in this Index. International securities carry additional risks, including currency exchange fluctuation and different government regulations, economic conditions and accounting standards. The product referred to herein is not sponsored, endorsed or promoted by MSCI, and MSCI bears no liability with respect to any such product or any index on which such product is based. By not including dividends or other distributions in the Index return, the Index performance is reduced. SG Smart Climate Index The SG Smart Climate Index (Bloomberg Ticker: SGIXSMAC) is a rules-based index that aims to provide investment exposure to the performance of stocks of U.S. large-capitalization companies that are selected based on proprietary climate risk preparedness scores and certain environmental, social, and governance (ESG) exclusion filters. Climate risk generally refers to the risk of negative impacts on a company’s business or financial condition due to climate-related conditions around the globe or the transition to a lower carbon economy. The climate risk models used in connection with the Index seek to identify large U.S. companies that are more likely to perform well in future climate scenarios. The Index is composed of a single underlying index, the SG Climate Transition Risk Index (Bloomberg Ticker: SGIXCTR) (the “Underlying SGI Index”). The Underlying SGI Index is a weighted index comprised of 150 to 250 stocks selected from the S&P 500 Index. Additional information about the Underlying SGI Index is located in APPENDIX A. Please note, if you invest in an Index-Linked Segment Option linked to the SG Smart Climate Index, you are not investing in the companies that comprise the Index (including the Underlying SGI Index). 29 28

Amounts that you invest in the Contract become assets of the Company, and the assets we invest to support our payment obligations are not invested in the companies that comprise the Index and generally are not invested based on ESG criteria. The Index is an “excess return” index. The Index’s return reflects the total return on an investment in the underlying component stocks (including reinvestment of all dividends, interest, and other income), less the following negative adjustments and deductions that reduce the performance of the Index: 1. The Index’s return reflects a negative performance adjustment equal to 1.50%, as an annualized percentage of Index Value, in the form of a “synthetic dividend.” It is applied daily and is intended to replicate the impact that an annual dividend of 1.50% would have on the Index Level. This “synthetic dividend” is not a dividend paid by the underlying component stocks and is not an amount payable to you. It only serves to reduce the performance of the Index. 2. Assumed fixed replication costs are deducted from the performance of the Underlying SGI Index. These costs equal 0.50%, as an annualized percentage of the index level, and are deducted on a daily basis. These assumed costs are intended to represent the costs that would be incurred in connection with replicating the performance of the Underlying SGI Index. 3. The performance of the Index reflects the return on an investment in the underlying component stocks through the use of borrowed funds. The assumed costs of borrowing are deducted from the Index Level. The assumed costs of borrowing are deducted on a daily basis and equal the current U.S. Federal Funds Rate as reported on Bloomberg. The U.S. Federal Funds Rate is the rate of interest that banks charge each other for short-term loans. The sponsor of the Index and the Underlying SGI Index is Société Générale. The index calculator is S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC). The climate risk models used in connection with the Index are produced by Entelligent, Inc. On January 12, 2022, Societe Generale, through an indirect wholly owned subsidiary, acquired a passive ownership interest and a board seat in Entelligent, Inc. Sustainalytics provides the data used to support the ESG exclusion filters. None of these companies are affiliated with Principal. 5. FEES AND CHARGES Certain charges are deducted under the Contract. If the charge is not sufficient to cover our costs, we bear the loss. If the expense is more than our costs, the excess is profit to the Company. We expect a profit from all the fees and charges listed below, except Premium Tax. Deferred Sales Load (“Surrender Charge”) No sales charge is collected or deducted when the Premium Payment is applied under the Contract. A Surrender Charge is assessed on certain full or partial withdrawals. The Surrender Charge is calculated as follows: 1. Apply the Bond Adjustment against the withdrawal amount requested (adjustment could be positive, negative or zero); then 2. Multiply the Surrender Charge percentage by the amount from step 1, after subtracting the Free Surrender Amount. The Surrender Charge is then deducted from the requested withdrawal amount after the Bond Adjustment. See the Surrender Charge Example below for more details. A Surrender Charge does not apply to Annuitizations, Death Benefits, or withdrawals equal to or less than the Free Surrender Amount.

If you specify the percentages to be withdrawn from each Segment Option as part of a partial withdrawal request, those allocation percentages will also apply to the Surrender Charges. If you do not provide us with specific percentages, the charge is deducted in the same proportion as the Accumulated Value in the Segment Options. 30 29

The amounts we receive from the Surrender Charge are used to cover some of the expenses of the sale of the Contract (primarily commissions, as well as other promotional or distribution expenses). If the Surrender Charge collected is not enough to cover the actual costs of distribution, the costs are paid from the Company’s General Account assets instead of charging you any additional amount. The maximum Surrender Charge is 8% of the amount withdrawn, declining down to 0% after the sixth Contract Anniversary as follows: SURRENDER CHARGE TABLE Contract Year Surrender Charge 1 8.00% 2 8.00% 3 7.00% 4 6.00% 5 5.00% 6 4.00% 7+ 0.00% Surrender Charge Example The following example shows how the Surrender Charge is calculated and impacts values. For purposes of this example, the following assumptions were used: • Premium Payment = $100,000.00 • Crediting Base = $100,000.00 (which is the same as the Premium Payment amount because there have been no prior Surrenders) • Equity Adjustment percentage = 0% (which assumes there is no adjustment for Index performance up to the partial withdrawal) • The Equity Adjustment percentage is set to 0% to simplify the example and make the Surrender Charge the focus of the example • Equity Adjustment amount = $0.00 • The example assumes the Equity Adjustment is 0% and that there have been no prior Surrenders or Segment Credits that could affect the Crediting Base differently than the Accumulated Value. For this reason, the Accumulated Value prior to the withdrawal equals the Crediting Base in this example. • Partial withdrawal occurs during first Contract Year Crediting Base $ 100,000.00 Accumulated Value prior to withdrawal $ 100,000.00 Free Surrender Amount $ 10,000.00(1) Withdrawal Amount $ 20,000.00 Portion of Crediting Base Surrendered $ 20,000.00(2) Bond Adjustment Percentage -2.50% Bond Adjustment Amount $ -500.00(3)

Withdrawal Amount after Bond Adjustment $ 19,500.00(4) Surrender Charge Percentage 8.00% Surrender Charge $ 760.00(5) Withdrawal Amount after Surrender Charge (excluding any tax withholding) $ 18,740.00(6) Accumulated Value after Withdrawal $ 80,000.00(7) 31 30

(1) The Free Surrender Amount is $10,000.00. This was calculated by multiplying the Premium Payment ($100,000.00) by 10%. (2) Under the simplified assumptions noted above, since the Crediting Base equals the Accumulated Value prior to the withdrawal, the portion of the Crediting Base surrendered is equal to the Withdrawal Amount. The portion of the Crediting Base surrendered would not be equal to the Withdrawal Amount if the Crediting Base did not equal the Accumulated Value prior to withdrawal. For other examples, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Reduction to Crediting Base Examples. (3) The Bond Adjustment amount is negative $500.00. For this example, we assumed the Bond Adjustment percentage was negative 2.50%. The Bond Adjustment amount was calculated by multiplying the portion of the Crediting Base surrendered ($20,000.00) times the Bond Adjustment percentage (negative 2.50%). (4) The Withdrawal Amount after Bond Adjustment is equal to the Withdrawal Amount ($20,000.00) minus the Bond Adjustment amount ($500.00), which is $19,500.00. (5) The Surrender Charge amount is $760.00. For this example, we assumed a Surrender Charge percentage of 8.00%, which would be the case if the partial withdrawal occurred during the first or second Contract Year. The Surrender Charge amount is calculated by subtracting the Free Surrender Amount ($10,000.00) from the withdrawal amount after Bond Adjustment ($19,500.00) and multiplying the difference by the Surrender Charge percentage (8.00%). 6) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($20,000.00) minus the Bond Adjustment Amount ($500.00) minus the Surrender Charge ($760.00), which is $20,000.00 - $500.00 - $760.00 = $18,740.00. (7) The Accumulated Value after Withdrawal is the Accumulated Value prior to Withdrawal ($100,000.00) minus the Withdrawal Amount ($20,000.00), which is $100,000.00 - $20,000.00 = $80,000.00. Free Surrender Amount There is a Free Surrender Amount available under your Contract. Subject to the limitations set forth below, you will not incur a Surrender Charge for any withdrawals less than or equal to the Free Surrender Amount, but the withdrawal will still be subject to the Bond Adjustment, which could be a negative adjustment. The Bond Adjustment applies regardless of when the withdrawal is taken, including on the Segment End Date. Withdrawals of the Free Surrender Amount may also be subject to Equity Adjustments and taxes and tax penalties. The Free Surrender Amount for a Contract Year is the greater of (1) and (2) where: (1) is 10% of the Premium Payment; and (2) is any amount distributed as a result of the Required Minimum Distribution (“RMD”) of the then current Federal Income Tax Regulation for this Contract. Your Free Surrender Amount remaining for a Contract Year is decreased by all partial withdrawals and partial Annuitizations since the last Contract Anniversary (or since the Contract Date for the first Contract Year). Annuitizations are not subject to Surrender Charges regardless of your remaining Free Surrender Amount, but partial Annuitizations count against your remaining Free Surrender Amount (if any) for a Contract Year, thereby reducing any Free Surrender Amount remaining for subsequent withdrawals during the same Contract Year. Death benefits are not subject to Surrender Charges regardless of your remaining Free Surrender Amount.

Any Free Surrender Amount not taken in a Contract Year is not added to the amount available under the Free Surrender Amount for any following Contract Year(s). When Surrender Charges Do Not Apply The Surrender Charge does not apply to: • amounts applied under an annuity benefit payment option; or • a withdrawal amount up to the Free Surrender Amount; or • payment of any death benefit; or 32 31

• amounts distributed to satisfy the RMD, provided that the amount withdrawn does not exceed the minimum distribution amount that would have been calculated based on the value of this Contract alone; or • an amount transferred from a Contract used to fund an IRA to another annuity contract issued by the Company to fund an IRA of the participant’s spouse when the distribution is made pursuant to a divorce decree. Free Surrender Amount Example The following example shows you how the free surrender feature works. For purposes of the example, the following assumptions were used: Premium Payment $100,000.00 Crediting Base $100,000.00 Equity Adjustment Percentage 0.00% Equity Adjustment Amount $ 0.00 Accumulated Value prior to withdrawal $100,000.00 Based on the above assumptions, the below numbers are calculated as described in the footnotes below the table. Free Surrender Amount $10,000.00(1) Withdrawal Amount $10,000.00 Portion of Crediting Base Surrendered $ 10,000(2) Bond Adjustment Percentage -1.56% Bond Adjustment Amount $ -156.00(3) Withdrawal Amount after Bond Adjustment $ 9,844.00(4) Surrender Charge Percentage 8.00% Surrender Charge $ 0.00(5) Withdrawal Amount after Surrender Charges $ 9,844.00(6) Accumulated Value after Withdrawal $90,000.00(7)(4) (1) The Free Surrender Amount is $10,000.00. This was calculated by multiplying the Premium Payment ($100,000.00) by 10%. (2) For purposes of providing a simplified example, the portion of the Crediting Base Surrendered is equal to the Withdrawal Amount. For other examples see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Reduction to Crediting Base Examples. (3) The Bond Adjustment amount is negative $156.00. For this example, we assumed the Bond Adjustment percentage was negative 1.56%. The Bond Adjustment amount was calculated by multiplying the portion of the Crediting Base Surrendered ($10,000.00) times the Bond Adjustment percentage (negative 1.56%). (4) The Withdrawal Amount after Bond Adjustment is equal to the Withdrawal Amount ($10,000.00) minus the Bond Adjustment amount ($156.00), which is $9,844.00. (5) The Surrender Charge amount is $0.00 because the withdrawal is within the Free Surrender Amount.

(6) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($10,000.00) minus the Bond Adjustment Amount ($156.00) minus the Surrender Charge ($0.00), which is $10,000.00 – $156.00 – $0.00 = $9,844.00. (7) The Accumulated Value after Withdrawal is the Accumulated Value prior to Withdrawal ($100,000.00) minus the Withdrawal Amount ($10,000.00), which is $100,000.00 – $10,000.00 = $90,000.00. 33 32

Critical Need Surrender Charge Waiver Rider This rider is automatically added to the Contract at issue (subject to state approval and state variations may apply). There is no charge for this benefit. This rider waives the Surrender Charge on withdrawals made after the first Contract Anniversary if the Owner or Annuitant has a critical need. The Segment Interim Value calculations, Bond Adjustments and reductions to Crediting Base discussed in other sections of the prospectus (including Equity Adjustments) will still apply to amounts deducted under this waiver. Withdrawals under this waiver count against any Free Surrender Amount remaining for the current Contract Year. A critical need is limited to confinement to a health care facility, terminal illness diagnosis, or total and permanent disability. The benefits are available for a critical need if the following conditions are met: • the Owner or Annuitant has a critical need; and • the critical need did not exist before the Contract Date. For purposes of this rider, the following definitions apply: • health care facility — a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility owned or operated by the Owner, Annuitant or a member of their immediate family. If the critical need is confinement to a health care facility, the confinement must continue for at least 60 consecutive days after the Contract Date and the Surrender must occur within 90 days of the confinement’s end. Notice must be provided within 90 days after confinement ends. • terminal illness — sickness or injury that results in the Owner’s or Annuitant’s life expectancy being 12 months or less from the date notice to receive a distribution from the Contract is received by the Company. • total and permanent disability — the Owner or Annuitant is unable to engage in any occupation for pay or profit due to sickness or injury. Maximum Potential Loss Due to Equity Adjustment or Bond Adjustment Equity Adjustment Before the end of a Segment Term for an Index-Linked Segment Option, if any of the following transactions occurs, the transaction will be based on the Segment Interim Value of your investment in that Index-Linked Segment Option: • you take any withdrawal (including a full withdrawal, partial withdrawal, withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal or unscheduled withdrawal), • you exercise the Segment Lock-In feature, • you Annuitize, or • there is a death benefit based on Accumulated Value.

The Segment Interim Value will reflect an Equity Adjustment. An Equity Adjustment may be positive, negative or equal to zero. A negative Equity Adjustment will result in loss and could result in a loss beyond the downside protection for the Index-Linked Segment Option. In extreme circumstances, for any Index- Linked Segment Option, the total loss due to an Equity Adjustment could be 100% (i.e., a complete loss of your principal and/or any prior earnings). If the optional Rate Enhancement Rider has been elected, the daily rider charges that are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s) will not trigger an Equity Adjustment, even when deducted before the end of a Segment Term, as the deduction of rider charges are not based on the Segment Interim Value. See Optional Benefit — Rate Enhancement Rider below. The Equity Adjustment is not a fee or charge that is provided in consideration for any specific Contract features. Equity Adjustments are related to the value of the derivative assets that we may hold in support of our financial obligations under the Contract. Equity Adjustments shift risk related to those assets from us to Owners. 34 33

Bond Adjustment On any day during a Segment Term (including a Segment End Date), a Bond Adjustment will apply if any of the following transactions occurs: • you take a withdrawal (including a full withdrawal, partial withdrawal, scheduled withdrawal, unscheduled withdrawal, or withdrawal of the Free Surrender Amount), • you Annuitize, or • there is a death benefit based on Accumulated Value. A Bond Adjustment may be positive, negative or equal to zero. A negative Bond Adjustment will result in loss. For the Index-Linked Segment Options, there is no limit on the potential loss. In extreme circumstances, you could lose up to 100% of the amount Surrendered. Withdrawals of the Free Surrender Amount are generally subject to Bond Adjustments. See “Free Surrender Amount” above. The Bond Adjustment will not apply upon exercise of the Contract’s free look rights. The Bond Adjustment will be zero (0%) on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). If the optional Rate Enhancement Rider has been elected, the daily rider charges that are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s) will not trigger a Bond Adjustment, as such deductions are not Surrenders under the Contract. See Optional Benefit — Rate Enhancement Rider below. The Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. The minimum value of the Fixed Segment Option on any Surrender will never be less than the minimum nonforfeiture amount under state law. The Bond Adjustment is not a fee or charge that is provided in consideration for any specific Contract features. Bond Adjustments are related to the value of the fixed income assets that we may hold in support of our financial obligations under the Contract. Bond Adjustments shift risk related to those assets from us to Owners. Premium Taxes We do not currently assess premium taxes for any Contract at issue. We reserve the right to deduct an amount to cover any premium taxes imposed by states or other jurisdictions. If we elect to begin deducting any premium taxes, we will provide you with 30 days advance written notice. Any deduction is made from either the Premium Payment when we receive it, or the Accumulated Value when you request a withdrawal (full or partial) or you request application of the Accumulated Value (full or partial) to an annuity benefit payment option. Premium taxes generally range from 0% in most states to as high as 3.50%. Optional Benefit — Rate Enhancement Rider The Rate Enhancement Rider is an optional benefit that can only be elected at the time the Contract is issued. The Rate Enhancement Rider provides an increased Participation Rate and/or Cap Rate on the Index- Linked Segment Options.

The annual charge for this rider is 0.95%, which is deducted daily. The charge will only be charged for the Index-Linked Segment Options. The rider charge is intended to reimburse us for the cost of providing the enhanced ratesFor each Index-Linked Segment Option that you have selected for investment, the annual charge for the Rate Enhancement Rider is 0.95%, as a percentage of your Crediting Base on the Segment Term Start Date for the applicable Index-Linked Segment Option. The rider charge is deducted daily from the Crediting Base(s) for your Index-Linked Segment Option(s). If you are invested in multiple Index-Linked Segment Options, the daily charge will be deducted in full from each Crediting Base (in other words, the daily charge will not be shared or otherwise spread out across your various Crediting Bases). Each day during the Segment Term, the Crediting Base is reduced by the dollar amount of the daily charge.. The charge is reflected in Segment Interim Value because it is deducted from the Crediting Base. The charge is applied against and deducted daily from the Crediting Base prior to other Contract activity (e.g., Surrender, Segment Credits) on a particular day. If you exercise a Segment Lock-In, this charge continues to be applied against and deducted from the Crediting Base. 34

Because the rider charge is deducted daily, no pro-rated charges are due upon rider termination. Please note: • The daily rider charges will not result in a Bond Adjustment, as such deductions are not Surrenders under the Contract. • The daily rider charges will not trigger an Equity Adjustment, even when deducted before the end of a Segment Term, as such deductions are not based on the Segment Interim Value. • When the daily rider charges are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s), the Crediting Base is reduced by the dollar amount of the daily charge. The reduction is not proportionate, even when deducted prior to the Segment End Date. • Because rider charges reduce your Crediting Base, the charges for the rider are already reflected in your Segment Interim Values before the end of the Segment Term and your Segment Values at the end of the Segment Term. The rider charge is intended to reimburse us for the cost of providing the enhanced rates for the Index-Linked Segment Options. Rider charges will apply only to the Index-Linked Segment Options that you have selected for investment. They will not apply to the Fixed Segment Option. Rate Enhancement Rider Charge Example If your Crediting Base is $100,000.00 at the start of your Segment Term, the daily charge deducted from your Crediting Base for the rider would be $2.60 ($100,000.00 * 0.95% / 365). In that example, on the 100th day after the Segment Start Date, the Crediting Base would be $100,000.00 – ($2.60 * 100) = $99,740.00. Assume: • You invest in a single Index-Linked Segment Option with a six-year Segment Term, beginning on January 9, 2025 and ending on January 9, 2031. • Your Crediting Base is $100,000.00 at the start of your Segment Term. • There are no withdrawals or other transactions based on Segment Interim Value before the end of the Segment Term. • You remain invested in the Index-Linked Segment Option until the end of the Segment Term. Based on these assumptions: • The daily charge deducted from your Crediting Base would be $2.60 ($100,000.00 * 0.95% / 365). The charge will be deducted each day for the duration of the six-year Segment Term. By the end of the Segment Term, the total charge deducted will be $5,699.20 (i.e., $2.60 x 2,192 days). • Each day, your Crediting Base will be reduced by the dollar amount of the daily charge: Day 1: Crediting Base will equal $99,997.40 ($100,000 – $2.60); Day 2: Crediting Base will equal $99,994.80 ($99,997.40 – $2.60); Day 3: Crediting Base will equal $99,992.20 ($99,994.80 – $2.60); etc. Note that these rider charge deductions are on a dollar-for-dollar basis. They are not proportionate reductions, and do not trigger Equity Adjustments, because rider charges are not deducted based on Segment Interim Value.

• Moving forward to Day 100 of the Segment Term, the Crediting Base would be $99,740.00 (i.e., $100,000.00 – ($2.60 * 100)). The total rider charge to this point has been $260.00 (i.e., $2.60 x 100). 35

• On the final day of the Segment Term (Day 2,192), the Crediting Base would be $94,300.80 (i.e., $100,000 – ($2.60 * 2,192)). The total rider charge to this point has been $5,699.20. o Assuming a Segment Credit of 5%, the final Segment Value would be equal to $99,015.84 (i.e., $94,300.80 * (1 + 5%)). Note that the Segment Return of $4,715.04 ($94,300.80 * 5%) is less than the total amount of rider charges of $5,699.20. By comparison, if the rider was not elected and the Crediting Base remained $100,000, the final Segment Value would be equal to $105,000 (i.e., $100,000 * (1 + 5%)). o Assuming a Segment Credit of -5%, the final Segment Value would be equal to $89,585.76 (i.e., $94,300.80 * (1 + -5%)). Note that the negative Index Change together with the rider charges resulted in a total loss of -10.4%, which is greater than the negative Index Change of -5%. By comparison, if the rider was not elected and the Crediting Base remained $100,000, the final Segment Value would be equal to $95,000 (i.e., $100,000 * (1 + -5%)). The example above assumes that there were no withdrawals or other transactions based on Segment Interim Value before the end of the Segment Term. If a transaction based on Segment Interim Value were performed during the Segment Term, it would not change the dollar amount of the daily rider charge that is subsequently deducted from the Crediting Base. However, the Segment Interim Value transaction would result in an additional reduction to the Crediting Base, which could be greater than the amount removed from the Index-Linked Segment Option due to a proportional reduction, so the daily rider charge would thereafter be deducted from an even smaller Crediting Base for the remainder of the Segment Term. Nonetheless, in this example, assuming that you remained invested in the Index-Linked Segment Option until the end of the Segment Term, the total amount of rider fees deducted from your Crediting Base would be $5,699.20. For more information on the Rate Enhancement Rider, please see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Optional Rate Enhancement Rider. 35 36

6. PURCHASING THE CONTRACT How to Buy a Contract If you want to buy a Contract, you must submit an application and make a Premium Payment. If the application is complete, received in Good Order and meets all other regulatory and Company requirements, the Contract is issued after we receive the Premium Payment. We reserve the right to reject a Premium Payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium Payment, the Contract will not be issued until all such payments are received. We reserve the right to hold such multiple payments in a non-interest bearing account until the date of Contract issuance. The date the Contract is issued is the Contract Date. The Contract Date is the date used to determine Contract Years, regardless of when the Contract is delivered. Issue Ages We do not impose a minimum age restriction related to the purchase of the Contract (provided that the Owner has legal capacity to contract). The Contract may be purchased by individuals up to age 85 on the date that the Contract application is signed. If the Contract has Joint Owners, each Owner must be age 85 or younger on the date that the Contract application is signed. Premium Payment • The Premium Payment for a Contract may not be less than $20,000 without our prior approval. • The Premium Payment is subject to a Surrender Charge period that begins upon issuance of the Contract. • The Premium Payment is to be made by personal or financial institution check (for example, a cashier’s check). We reserve the right to refuse a Premium Payment that we feel presents a fraud or money laundering risk. Examples of the types of Premium Payments we will not accept are cash, money orders, starter checks, travelers checks, credit card checks, and foreign checks. • The Premium Payment for a Contract may not be greater than $2,000,000 (maximum premium limit) without our prior approval. For further information, please call 1-800-852-4450. • We reserve the right to treat all of your and/or your spouse’s Principal index-linked deferred annuity contracts as one contract for purposes of determining whether you have exceeded the maximum premium limit (without Home Office approval). • This Contract is a single premium index-linked deferred annuity. After the Premium Payment is added to the Contract at Contract issuance, no additional Premium Payments will be accepted. Initial Holding Account Beginning on the Contract Date, your Premium Payment (plus credited interest) will be temporarily held in the Initial Holding Account as described in this section. The Initial Holding Account credits daily interest. Interest will be credited on the amount held in the Initial Holding Account at a fixed rate determined at Contract issue. The Guaranteed Minimum Interest Rate for the Initial Holding Account will be 0.05%. The Initial Holding Account is part of our general account. The Initial Holding

Account is only used when the Contract is initially purchased. Once money transfers out of the Initial Holding Account on the initial Segment Start Date, the Initial Holding Account is no longer available. Segment Start Dates may be the 9th or the 23rd of a month. Your Premium Payment (plus credited interest) will be allocated from the Initial Holding Account to your selected Segment Option(s) on the next Segment Start Date (i.e., the next 9th or 23rd of any month), if we received the Premium Payment at least two Valuation Days prior to the next Segment Start Date. The Segment Start Date counts as one of those two Valuation Days if the Segment Start Date is on a Valuation Day. If not received by then, the Premium Payment will be allocated to your selected Segment Option(s) on the Segment Start Date immediately following the next Segment Start Date. For example, if we receive your application in Good Order and your Premium Payment on the 8th of the month, your Segment Start Date will be the 23rd of that same month (unless we exercise our right described in the next paragraph). The Segment Start Date would not be the 9th because your application and Premium Payment were not received two or more Valuation Days prior to the 9th. We reserve the right to hold your Premium Payment (plus credited interest) in the Initial Holding Account until the end of the free look period. If we exercise this right, your Premium Payment would be held in the Initial Holding Account for the duration of the free look period plus the number of days until the next Segment Start Date after the free look period expires. For example, if we receive your application in Good Order and your Premium Payment on the 8th of the month, and your free look period expires on the 8th of the following month, your Premium Payment would remain in the Initial Holding Account until the 9th of the following month (approximately 31 days after our receipt of the Premium Payment, depending on the calendar months involved). Please note that the free look period applicable to your Contract varies by state and could be longer or shorter than the free look period used in this example. See Appendix D for state variations. 36

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Depending on when we receive your Premium Payment, when Valuation Days occur in a given calendar month, and the length of the free look period under your Contract, it is possible that your Premium Payment (plus credited interest) could be held in the Initial Holding Account for an extended period of time, potentially multiple months. The Contract does not include a specific maximum number of days that the Premium Payment (plus credited interest) may be held in the Initial Holding Account. The specific number of days will depend on your circumstances, the allocation rules described above, and potentially factors that are beyond our control, such as unanticipated closures of the New York Stock Exchange. For example, assume that we receive your application in Good Order and your Premium Payment on October 9, 2024, we exercise our right to hold your Premium Payment in the Initial Holding Account until the end of the free look period, and the longest free look period currently possible of 45 days (for replacement Contracts issued in Pennsylvania) applies. Based on these assumptions, your Premium Payment (plus credited interest) would remain in the Initial Holding Account until December 9, 2024 (61 days total). Interest will be credited on the amount held in the Initial Holding Account at a fixed rate determined at Contract issue. The Guaranteed Minimum Interest Rate for the Initial Holding Account will be 0.05%. The Initial Holding Account is part of our general account. The Initial Holding Account is only used when the Contract is initially purchased. Once money transfers out of the Initial Holding Account on the initial Segment Start Date, the Initial Holding Account is no longer available. Allocation to the Segment Options • On your application, you direct how the amount transferred out of the Initial Holding Account will be allocated to the Segment Option(s). • A complete list of the available Segment Options, including Index-Linked Segment Options and availablethe Fixed Segment TermsOption, may be found in 2. SUMMARY. – Q3: What are the available Segment Options? and 8. INDEX-LINKED SEGMENT OPTION MECHANICS – General Information. • Allocations must be in percentages. • Percentages must be in whole numbers and total 100%. • Once an amount is allocated to a particular Segment Option, the amount cannot be transferred until the end of the Segment Term for that particular Segment Option. Contract Owner Rights During the accumulation period, you have all rights to the benefits under the Contract. The Annuitant and any Joint Annuitant (if not the Owner or Joint Owner, respectively) do not have any rights to the Contract. All of your rights of ownership cease upon your death. At that point the death benefit will become payable according to your benefit instructions. During the Annuitization period you are still the only person with material rights to the Contract. For more details on the Annuitization period, see 14. ANNUITIZATION. After the death of the Owner the primary beneficiary(ies) have the rights to the death benefit, if any. If your Contract is part of a qualified plan, IRA, SEP, or SIMPLE-IRA, you may not change either the Owner or the Annuitant.

You may change the Owner and/or Annuitant of your Non-qualified Contract at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. If an Annuitant who is not an Owner dies while the Contract is in force, a new Annuitant may be named unless the Owner is a corporation, trust or other entity. While this Contract is in force, you have the right to name or change a beneficiary. This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us Notice. Right to Examine the Contract (Free Look) It is important to us that you are satisfied with the purchase of your Contract. Under state law, you have the right to return the Contract for any reason during the examination offer period (a “free look period”). The free look period is the later of 15 days after the Contract is delivered to you, or such later date as specified by applicable state law. For a state-by-state description of material variations of this Contract, see Appendix D. Upon exercising your free look rights, the amount we will return to you will be based on the state law applicable to your Contract as follows: • In the states that require us to return your Premium Payment, we will return your Premium Payment without any interest earned. 37 38

• In states where we return your Contract Accumulated Value, the free look amount will be the Contract Accumulated Value plus any premium tax charge deducted, and minus any applicable federal and state income tax withholding. In addition, with respect to any portion of your Premium Payment allocated to an Index-Linked Segment Option, you assume risk of loss due to the possibility of a negative Equity Adjustment. As a result, you may receive less money upon your exercise of your free look rights than you paid into the Contract in Premium Payment. • In states that require us to return the greater of your Premium Payment and your Contract Accumulated Value, the free look amount will be the greater of the values in the previous two bullets. The Contract Accumulated Value would be subject to the Segment Interim Value calculation (which includes an Equity Adjustment) if your Premium Payment is allocated to a Segment Option. If you receive the Contract Accumulated Value, you assume the risk of any drop in Segment Interim Value on Premium Payment allocated to the Index-Linked Segment Options. If your Contract is issued in a state that requires a refund of your Premium Payment upon cancellation of your Contract during the free look period, you will not receive any interest earned while in the Initial Holding Account. The Bond Adjustment does not apply upon exercise of the Contract's free look rights. Although we currently allocate to the Segment Options prior to the end of the free look period (after holding the money in the Initial Holding Account), during times of economic uncertainty and with prior notice to you, we may exercise our right to keep the Premium Payment in the Initial Holding Account during the entire free look period, which varies by state and whether your Contract is a replacement or not. The maximum duration of the free look period is 45 days in replacement scenarios (e.g., replacing an existing life insurance policy or annuity) and 30 days in non-replacement scenarios in certain states, subject to changes in state law. See Initial Holding Account earlier in this section, as well as Appendix D for state variations. The amount of your refund and the length of the free look period may depend on whether your Contract is a replacement of another insurance or annuity contract. Generally, for Contracts issued as a replacement, this period is 30 days. If your Contract is an IRA or Roth IRA and you cancel within the first 7 days, you will receive the greater of: • The Premium Payment made, plus any prior earnings; or • Your Accumulated Value, plus any premium tax charge deducted, less any applicable federal and state income tax withholding and, depending on the state in which the Contract was issued, any applicable fees and charges. After the first 7 days, your state’s law will determine the amount you will receive (as described earlier in this provision). To exercise your free look, you must send the Contract and a written request to us postmarked before the close of business on the last day of the free look period. If you properly exercise your free look, we will cancel the Contract. You may obtain more specific information regarding the free look from your registered representative or by calling us at 1-800-852-4450. Distribution of the Contract Principal Securities, Inc. (the “principal underwriter”) serves as principal underwriter for the contracts. The business address of the principal underwriter is the Principal Financial Group, 655 9th Street, Des Moines, Iowa

50392. We are affiliated with the principal underwriter, as we and the principal underwriter are under common control as subsidiaries of The Principal Financial Group, Inc. We have entered into an underwriting agreement with the principal underwriter that covers distribution of the contracts. The principal underwriter is registered as a broker-dealer with the SEC under the 1934 Act, and with the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (“FINRA”). The principal underwriter is a member of the Securities Investors Protection Corporation. You may contact FINRA by calling 1-800-289-9999 or online at www.finra.org for information about the principal underwriter as well as your broker-dealer and their respective financial professional. Principal underwriter will use its best efforts to perform its distribution services, but is not required to sell any number or dollar amount of Contracts. 38 39

With the exception of New York, the Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. We may stop offering the contracts at any time. The principal underwriter may perform various administrative services on our behalf. We may fund certain of the principal underwriter’s operating and other expenses, including overhead, legal and accounting fees, training, compensation and other expenses associated with the contracts. Financial professionals associated with the principal underwriter and their managers are also eligible for various benefits. We offer the contracts on a continuous basis. Contracts are sold only by licensed financial professionals in those states where the Contracts may be lawfully sold. The principal underwriter and the Company enter into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”) for the sale of the contracts through those firms and their financial professionals. The financial professionals will be registered representatives of the selling broker-dealers that are registered as broker-dealers under the 1934 Act and members of FINRA. The Company and/or the principal underwriter pay compensation to broker-dealers, financial institutions, and other parties (“Financial Intermediaries”) for the sale of contracts according to schedules in the selling agreements and other agreements reached between the Company, the principal underwriter and the Financial Intermediaries. Such compensation generally consists of commissions on premiums paid on the Contract. The amount and timing of upfront commissions paid to selling broker-dealers may vary depending on the selling agreements and the contract sold but will not be more than 6.5% of the Premium Payment. Some selling broker-dealers may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission for as long as the Contract remains in effect or as agreed in the selling agreement. We may pay or allow other promotional incentives or payments to selling broker-dealers in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations. The financial professionals who solicit sales of the contracts typically receive a portion of the compensation paid to the selling broker-dealers in the form of commissions or other compensation, depending on the agreement between the selling broker-dealer and the financial professional. The financial professionals may also be eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash items. Non-cash items include conferences seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise, priority operations support, preferred programs, and other similar items. Sales of the contracts may help financial professionals qualify for such benefits. Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your existing contract if you determine, after comparing the features, fees and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is preferable for you to purchase the new contract rather than continue to own your existing contract. Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commission and other expenses through fees and charges deducted under the Contract. 7. FIXED SEGMENT OPTION MECHANICS There is only one Fixed Segment Option for this Contract. This Fixed Segment Option has a one-year Segment Term. Amounts allocated to a Fixed Segment Option earn interest at the applicable annual interest rate for the Segment Term. The annual interest rate declared at the beginning of the Segment Term is guaranteed until the Segment End Date. Interest will be credited on a daily basis during the Segment Term. The daily rate is calculated as [(1+Annual Interest Rate) (1/365)-1].

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If you allocate Accumulated Value to the Fixed Segment Option, the Fixed Segment Value at any time will be equal to the Accumulated Value allocated to the Segment Option on the Segment Start Date, plus interest credited to that Segment Option during the Segment Term, less any amount deducted from that Segment Option during the Segment Term. For the initial Segment Term, the annual interest rates for the Fixed Segment Options will be listed on your Data Page. We may declare different interest rates for subsequent Segment Terms. At least fifteen (15) days prior to the end of any Segment Term, we will provide notice of where to find the annual interest rates for the Fixed Segment Options that will be available for investment. This notice of the upcoming renewal will be in writing and the rates will be publicly available at least 7 calendar days prior to the Segment Start Date for the new Segment Terms on www.principal.com/individuals/invest-retire/annuities. We determine the annual interest rates for the Fixed Segment Options at our discretion. In no event will we declare an annual interest rate lower than the Guaranteed Minimum Interest Rate of 0.05%. You bear the risk that we will not credit interest for a new Segment Term at a rate greater than the Guaranteed Minimum Interest Rate. The Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. The minimum value of the Fixed Segment Option on any Surrender will never be less than the minimum nonforfeiture amount. The minimum nonforfeiture amount equals eighty-seven and a half percent (87.5%) of any allocation to the Fixed Segment Option, plus interest credited daily at the non-forfeiture interest rate, less any partial withdrawals and transfers out of the Fixed Segment Option. The non-forfeiture interest rate used to calculate the minimum nonforfeiture amount is determined by us at issue according to the Standard Nonforfeiture Law for Individual Deferred Annuities. For the amount allocated to the Fixed Segment Option, you will receive the greater of the following upon any Surrender: • Surrender Value; and • Nonforfeiture amount as required by the Standard Nonforfeiture Law for Individual Deferred Annuities. We reserve the right to add and remove Fixed Segment Options as available investment options. There is no guarantee that any Fixed Segment Option will always be available for investment in the future. If we remove a Fixed Segment Option, it will be closed such that no reinvestments or Transfers will be allowed into that Segment Option. If you are currently invested in a Fixed Segment Option that has been removed, you may remain in that Segment Option until the end of the Fixed Segment Term. 8. INDEX-LINKED SEGMENT OPTION MECHANICS General Information This single premium index-linked deferred annuity currently offers several Segment Options in which to allocate, including some Index-Linked Segment Options that provide a buffer and some that provide a floor, and a Fixed Segment Option that provides a fixed interest rate. An Index-Linked Segment Option tracks performance of a linked Index. There are currently four Indices from which to choose and on which the returns/performance are based. The currently available Index-Linked Segment Options for this Contract are shown in the table below. 40 41

Segment Terms Available Segment Options Available (Limit on Downside Loss / Guaranteed Minimum Interest Rate) Crediting Method Indices Limits of Upside Gain (Rates) 1- year Segment Term 2- year Segment Term 6- year Segment Term Point-to-Point S&P 500 (Price Return Index; SPX) Participation Rate & Cap Rate* 10% Buffer 20% Buffer 0% Floor 10% Floor 10% Buffer 10% Buffer 20% Buffer Point-to-Point Russell 2000 (Price Return Index; RTY) Participation Rate & Cap Rate* 10% Buffer Not Available 10% Buffer Point-to-Point MSCI EAFE (Price Return Index; MXEA) Participation Rate & Cap Rate* 10% Buffer Not Available 10% Buffer Point-to-Point SG Smart Climate Index (SGIXSMAC) Participation Rate & Cap Rate* Not Available Not Available 10% Buffer Point-to-Point S&P 500 (Price Return Index; SPX) Participation Rate & Cap Rate* 20% Buffer (Peak Buffer, with (10% Peak Buffer Midpoint) Not Available 20% Buffer (Peak Buffer, with (10% Peak Buffer Midpoint) Fixed Fixed Segment Fixed Rate 0.05% Guaranteed Minimum Interest Rate Not Available Not Available * If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. Note: The availability of Segment Options may vary by broker-dealer. You may obtain information about the Segment Options that are available to you by contacting your financial professional or calling us at 1-800-852-4450. The Index-Linked Segment Options provide a Participation Rate and Cap Rate that may limit upside gains. The initial Cap Rate(s) and Participation Rate(s) are determined when you purchase your Contract and are reset each Segment Term. For additional information on Cap and Participation Rates, see Segment Credits on Segment End Date within this section. At the end of a Segment Term, you may choose to reject the new Participation Rate and Cap Rate by Transferring to another available Segment Option by providing us Notice at least two Valuation Days prior to the end of the Segment Term. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. For additional information, see 9. OPTIONS AT END OF SEGMENT TERM. You may select from the available Segment Terms, which are currently 1-year, 2-year and 6-year Segment Terms. The minimum amount you can allocate to any single Segment Option is $1,000.00. Other than a maximum Premium Payment at the Contract level, there is no maximum amount that can be allocated to a Segment Option.

Index-Linked Segment Options are Buffer Segment Options, Peak Buffer Segment Options, and Floor Segment Options. These investment optionsSegment Options receive Segment Credits based on the performance of a linked Index and applying a Buffer Rate, Peak Buffer Midpoint, Floor Rate, Cap Rate and Participation Rate, as applicable. Segment Terms range from one to six years and are linked to one of the following Indices: S&P 500® Price Return Index (SPX); Russell 2000® Price Return Index (RTY); MSCI EAFE Price Return Index (MXEA); and SG Smart Climate Index (SGIXSMAC). 41 42

We reserve the right to add and remove Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1-year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Segment OptionIndex-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer in the future. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract. Segment Credits on Segment End Date Crediting Methods For each Index-Linked Segment Option, its Segment Term is not only the potential duration of your investment in that Segment Option, but also the length of time that the Segment Option is linked to the performance of its Index. The Index-Linked Segment Options are linked to the performance of their Indices based on the point- to-point crediting method. Under this approach, the amounts you allocate to one or more Segment Options that are linked to certain Indices will change in values during defined periods of time (i.e., the Segment Term). In other words, a specific Index’s performance rate, whether positive or negative, is generally measured on a point-to-point basis from the Index’s value on the first day of the Segment Term to the Index’s value on the last day of the Segment Term. The Index performance from the Segment Start Date to the Segment End Date is the percentage change in the value of the applicable Index between those dates. Certain of the following rates will apply to the Index-Linked Segment Options that are currently offered under the Contract: • Cap Rate — When the Index-Linked Segment Option has positive performance, the interest credited on the Segment End Date will typically equal the positive change in the Index Value multiplied by the Participation Rate up to the Cap Rate. The Cap Rate represents the total limit on upside performance on the Segment End Date as measured from the Segment Start Date. For Segment Terms longer than one year, your Segment Option’s Cap Rate would be lower if measured on an annual basis. If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not be subject to a Cap Rate limitation for that Segment Term, but will be subject to the applicable Participation Rate. • Participation Rate — When the Index-Linked Segment Option has positive performance, the interest credited on the Segment End Date will typically equal the positive change in the Index Value multiplied by the Participation Rate (subject to any Cap Rate that may apply). Please see the bullet point immediately above for information on how the Participation Rate and Cap Rate operate together. • Buffer Rate — When negative performance is subject to a Buffer Rate, we will absorb any loss up to the maximum Buffer Rate. Any negative Index Value change in excess of the Buffer Rate will be your responsibility. The Buffer Rate represents the maximum negative performance the Company will absorb on the Segment End Date as measured from the Segment Start Date. For Segment Terms longer than one year, your Segment Option’s Buffer Rate would be lower if measured on an annual basis.

• Peak Buffer — If you select a Peak Buffer Segment Option for investment, your investment will incur loss at the end of the Segment Term for any negative Index performance beyond the Buffer Rate. In this regard, a Peak Buffer Segment Option provides the same type of limited downside protection as a Buffer Segment Option. See “Buffer Rate” above. However, a Peak Buffer Segment Option differs from a Buffer Segment Option insofar as your investment in a Peak Buffer Segment Option may be credited gain when there is a negative Index Change at the end of the Segment Term, provided that the negative Index Change does not exceed the Buffer Rate. At the end of a Segment Term: • If the negative Index Change does not exceed the Peak Buffer Midpoint, your investment will be credited gain equal to the opposite of the negative Index Change. • If the negative Index Change exceeds the Peak Buffer Midpoint but not the Buffer Rate, your investment will be credited gain equal to the Buffer Rate less the negative Index Change. 42 43

• If the negative Index Change equals the Buffer Rate, your Segment Credit will be 0% (i.e., no gain or loss). • If the negative Index Change exceeds the Buffer Rate, we will apply a loss equal to the negative Index Change in excess of the Buffer Rate. Currently, we offer two Peak Buffer Segment Options. Each has a 20% Buffer Rate and 10% Peak Buffer Midpoint. For any other Peak Buffer Segment Option that we may offer in the future, the Peak Buffer Midpoint will be the Buffer Rate divided by 2. For Segment Terms longer than one year, a Peak Buffer Segment Option’s Buffer Rate would be lower if measured on an annual basis. • Floor Rate — When negative performance is subject to a Floor Rate, we will absorb any loss in excess of the Floor Rate. Any negative Index Value change less than the Floor Rate will be your responsibility. The Floor Rate represents the maximum negative performance for which you will be responsible on the Segment End Date as measured from the Segment Start Date. For Segment Terms longer than one year, your Segment Option’s Floor Rate would provide less protection if measured on an annual basis. Crediting Method Examples The following examples are hypothetical and are solely intended to help you understand how Segment Credits are calculated. They do not assume any Surrenders, Surrender Charges, Bond Adjustments, or Equity Adjustments, all of which could impact the value of the Contract. Gains would be lower, and losses would be greater, if Surrender Charges, negative Bond Adjustments, or negative Equity Adjustments were added to the examples below. The Index Changes in the examples below are wide ranging so that you can compare and contrast different return scenarios; they are not historical Index returns. These examples, for the purpose of calculating a hypothetical Segment Credit dollar amount, assume the Crediting Base on the Segment End Date is $10,000. The Segment Credit dollar amount is equal to the Segment Credit percentage multiplied by the Crediting Base. For each scenario below, assume a 1-year Segment Term on a Floor Segment Option with a 0% Floor Rate, a 5% Cap Rate, and a 75% Participation Rate. Beginning Index Ending Index Index Segment Credit Segment Credit dollar amount ($10,000 Scenario Value Value Change percentage Crediting Base) 1 100 125 25% 5% $ 500 2 100 105 5% 3.75% $ 375 3 100 100 0% 0% $ 0 4 100 95 -5% 0% $ 0 5 100 85 -15% 0% $ 0

For each scenario below, assume a 1-year Segment Term on a Floor Segment Option with a 10% Floor Rate, a 10% Cap Rate, and a 100% Participation Rate. 43 44 Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 100 125 25% 10% $ 1,000 2 100 105 5% 5% $ 500 3 100 100 0% 0% $ 0 4 100 95 -5% -5% - $ 500 5 100 85 -15% -10% - $ 1,000

For each scenario below, assume a 6-year Segment Term on a Buffer Segment Option with a 10% Buffer Rate, 50% Cap Rate, and a 110% Participation Rate. For each scenario below, assume a 1-year Segment Term on a Peak Buffer Segment Option with a 20% Buffer Rate, a 10% Peak Buffer Midpoint, 5% Cap Rate, and a 100% Participation Rate. For each scenario below, assume a 6-year Segment Term on a Peak Buffer Segment Option with a 20% Buffer Rate, a 10% Peak Buffer Midpoint, 50% Cap Rate, and a 100% Participation Rate. Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 100 160 60% 50% $ 5,000 2 100 125 25% 27.5% $ 2,750 3 100 100 0% 0% $ 0 4 100 95 -5% 0% $ 0 5 100 30 -70% -50% - $ 5,000 Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 100 125 25% 5% $ 500 2 100 102 2% 2% $ 200 3 100 100 0% 0 $ 0 4 100 95 -5% 5% $ 500 5 100 90 -10% 10% $ 1,000 6 100 88 -12% 8% $ 800 7 100 75 -25% -5% - $ 500

Because we only calculate Segment Credits on the Segment End Date, the Segment Credit typically does not reflect the highest or lowest Index Value that occurred during the Segment Term. The Index Change is subject to further adjustment(s) in arriving at a Segment Credit for the Segment Option. The adjustment(s) are based on any Cap Rate, Participation Rate, Buffer Rate, Peak Buffer Midpoint, or Floor Rate that may apply. Segment Interim Value Segment Interim Values only apply on dates other than the Segment Start Date and Segment End Date. Before the end of a Segment Term for an Index-Linked Segment Option, if any of the following transactions occurs, the transaction will be based on the Segment Interim Value of your investment in that Index-Linked Segment Option: • you take any withdrawal, including a full withdrawal, partial withdrawal, withdrawal of the Free Surrender Amount, RMD withdrawal, scheduled withdrawal, or unscheduled withdrawal, • you exercise the Segment Lock-In feature, 44 45 Scenario Beginning Index Value Ending Index Value Index Change Segment Credit percentage Segment Credit dollar amount ($10,000 Crediting Base) 1 100 160 60% 50% $ 5,000 2 100 125 25% 25% $ 2,500 3 100 100 0% 0 $ 0 4 100 95 -5% 5% $ 500 6 100 88 -12% 8% $ 800 7 100 30 -70% -50% - $ 5,000

• you Annuitize, or • a death benefit based on Accumulated Value is processed. The Equity Adjustment applies to all the above transactions and could result in a loss beyond the downside protection for the Index-Linked Segment Option. The Bond Adjustment may also apply to withdrawals, Annuitization, and death benefits and could also result in a loss beyond the downside protection for the Index-Linked Segment Options. In extreme circumstances, for any Index-Linked Segment Option, the total loss could be 100% (i.e., a complete loss of your principal and/or any prior earnings) due to negative Equity Adjustments and/or Bond Adjustments. The Segment Interim Value is the Crediting Base adjusted for the Equity Adjustment for each Index- Linked Segment Option. The Crediting Base is the amount allocated to the Segment Option on the Segment Start Date, reduced upon any Surrender or deduction of fees under optional Rate Enhancement Rider from that Segment Option prior to the Segment End Date. The calculation for the Segment Interim Value is: Segment Crediting Base * (1 + Equity Adjustment percentage) Generally, the Segment Interim Value will tend to reflect less gain and more loss (as applicable) than would apply at the end of a Segment Term. This means that you might not receive the full protection of a Buffer or Floor Rate reflected in your Segment Interim Value. The Segment Interim Value may result in a loss even if the Index Value at the time the Segment Interim Value is calculated is higher than the Index Value on the Segment Start Date. Generally, the Segment Interim Value will be lower earlier in a Segment Term or if the current Index Value is less than the beginning Index Value. Note: even for a Segment Option that offers a 0% Floor, please be aware the Segment Interim Value could be negative due to the Equity Adjustment calculation. As a result, any Surrender prior to the Segment End Date could result in loss of principal and/or prior earnings. If the optional Rate Enhancement Rider has been elected, the daily rider charges are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s). Rider charge deductions will not trigger an Equity Adjustment, even when deducted before the end of a Segment Term, as such deductions are not based on the Segment Interim Value. Nor will rider charge deductions trigger a Bond Adjustment, as such deductions are not Surrenders under the Contract. See 5. FEES AND CHARGES – Optional Benefit – Rate. Calculation of Equity Adjustment The Equity Adjustment is intended to be close to the change in the market value of derivative instruments that hedge risks associated with our obligation to apply Segment Credits to the Index-Linked Segment Options. The Equity Adjustment accounts for changes in the then current estimate of the Company’s obligations to provide the promised performance at the end of the Segment Term. The adjustment takes into account the applicable Buffer Rate, Floor Rate, Cap Rate, and Participation Rate through the use of the Black-Scholes pricing model to track the market value of the hypothetical derivative instruments on days other than the Segment End Date. The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. It does not apply to either the Initial Holding Account or the Fixed Segment Option. On the Segment Start Date and Segment End Date, the Equity Adjustment is zero. See Appendix B for more details on the calculation of the Equity Adjustment.

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Reductions to Crediting Base Crediting Base The Crediting Base is a reference value that starts as the amount initially allocated to the Segment Option. Transactions that affect the Crediting Base include Surrenders, optional rider fees for the optional Rate Enhancement Rider, Transfers and Segment Credits. The Crediting Base itself is not an indication of how much is available before the end of a Segment Term. Please note that the Crediting Base is not the same as the Segment Interim Value. On the initial Segment Start Date, the Crediting Base for any Segment Option is the amount from the Initial Holding Account that gets allocated to the specific Segment Option. On any other date, the Crediting Base for any Segment Option is the amount allocated to the Segment Option on the Segment Start Date, reduced upon any Surrender or deduction of daily fees under the optional Rate Enhancement Rider and increased or decreased for any Segment Credits and Transfers. The calculation for the Crediting Base is as follows: Cred BasePrev — Seg Fee + Seg Credit + TransfersIn — TransfersOut — Surrenders Where: • Cred BasePrev is the Segment Crediting Base on the previous day • Seg Fee is the Segment Fee amount applied to the Segment Option on this date • Seg Credit is the amount of Segment Credits credited to the Segment Option on this date • TransfersIn is the amount transferred from other Segment Options to this Segment Option on this date • TransfersOut is the amount transferred to other Segment Options from this Segment Option on this date • Surrenders is the Surrender amount deducted from this Segment Option on this date Segment Fees (arising from the optional Rate Enhancement Rider, if in effect) and Surrenders may be applied on any day in the Segment Term. Segment Credits and Transfers are only applied on the Segment End Date. Impact of Reductions The three areas in which reductions to your Crediting Base will occur are Rate Enhancement Rider fees, Surrenders and negative Segment Credits. The Crediting Base will be reduced daily for the Rate Enhancement Rider fees if that rider is in effect, and the daily reduction to the Crediting Base will be on a dollar-for-dollar basis. Rate Enhancement Rider Fees: If the optional Rate Enhancement Rider has been elected, the daily rider charges are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s). The Crediting Base is reduced by the dollar amount of the daily charge. The reduction is not proportionate, even when deducted prior to the Segment End Date. The deduction of the rider charges will not trigger a Bond Adjustment under the Contract, because deductions of the rider charges are not Surrenders under the Contract. The deduction of the rider charges will not trigger an Equity Adjustment, even when deducted before the end of a Segment Term, as deductions of the rider charges are not based on Segment Interim Value. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. Surrenders that occur before the Segment End Date: the Crediting Base for an Index-Linked Segment Option will be reduced by the same proportion that the Segment Interim Value was reduced by the Surrender unless the Surrender is a partial withdrawal satisfying the Required Minimum Distribution requirement for your Contract. If the Segment Interim Value is greater than the Crediting Base at the time of a withdrawal, the Crediting Base will be reduced by less than the withdrawal amount (i.e., on less than a dollar-for-dollar basis). If the Segment Interim Value is less than the Crediting Base at the time of a withdrawal, the Crediting Base will be reduced by more than the withdrawal amount (i.e., on more than a dollar-for-dollar basis).

If the Surrender is a partial withdrawal satisfying the Required Minimum Distribution requirement for your Contract, the reduction to your Crediting Base will be no greater than the amount of the Segment Interim Value withdrawn. and the Segment Interim Value immediately prior to the RMD withdrawal is equal to or greater than the Crediting Base, the Crediting Base will be reduced by less than the withdrawal amount (i.e., on less than a dollar-for-dollar basis), same as a non-RMD withdrawal in that situation. If the Segment Interim Value is less than the Crediting Base at the time of a withdrawal, the Crediting Base is reduced for the RMD withdrawal on a dollar-for-dollar basis by the lesser of the RMD amount for your Contract and the portion of the Crediting Base Surrendered. The Surrender amount equals the Segment Interim Value withdrawn plus or minus the Bond Adjustment and minus any applicable Surrender Charges. In calculating the Surrender amount, a Bond Adjustment is factored in, which could have a negative impact on the Surrender amount. The Segment Interim Value is the Crediting Base adjusted for the Equity Adjustment. Surrenders that occur on the Segment End Date: the Crediting Base will be reduced by the amount of the Accumulated Value withdrawn. The Surrender amount equals the Accumulated Value withdrawn plus or minus the Bond Adjustment and minus any applicable Surrender Charges. In calculating the Surrender amount, a Bond Adjustment is factored in, which could have a negative impact on the Surrender amount. The Equity Adjustment does not apply since the Surrender occurs on the Segment End Date. If you receive a negative Segment Credit on the Segment End Date, the Crediting Base will be reduced by the entire amount of the negative Segment Credit. Reduction to Crediting Base — Negative Segment Credits (End of Segment Term and No Surrenders) Below is an example of how a negative Segment Credit causes a reduction to the Crediting Base.This example shows how Segment Credits decrease (or increase) the Crediting Base on a dollar-for-dollar basis. Assume this is a 1-year Segment Option with a Premium Payment of $100,000.00. At the end of the first Segment Term, the Segment Option received a positive $5,000 Segment Credit, which increases the Segment Option’s Crediting Base. In the second Segment Term, the Segment Option received a negative $15,000, which decreased the Segment Option’s Crediting Base below the Premium Payment to $90,000. In the third Segment Term (and final year of this example), the Segment Option received a positive $2,000 Segment Credit, which increases the Segment Option’s Crediting Base to $92,000. In this example the Bond Adjustment would not apply because there is not a Surrender occurring. Segment Credits only occur on Segment End Dates. This example also assumes no Surrenders. 46 47

Reduction to Crediting Base — Rate Enhancement Rider Fees (Middle of Segment Term and No Surrenders) This example displays how the Rate Enhancement Rider fee reduces the Segment Option’s Crediting Base assuming all funds are allocated to an Index-Linked Segment Option and there are no Surrenders. If your Crediting Base is $100,000.00 at the start of your Segment Term, the daily charge deducted from your Crediting Base for the rider would be $2.60, which is calculated as follows: ($100,000.00 * 0.95% / 365). In that exampleEach day during the Segment Term, the Crediting Base is reduced by the dollar amount of the daily charge, $2.60. The reduction is not proportionate, even when deducted prior to the Segment End Date. In this example, on the 100th day after the Segment Start Date, the Crediting Base would be $100,000.00 – ($2.60 * 100) = $99,740.00. In this example the Bond Adjustment would not apply because there is notFor a Surrender occurringmore detailed version of this example, see 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. Reduction to Crediting Base — Partial Withdrawal at End of Segment Term (Dollar-for-Dollar Reduction to Crediting Base) Below is an example of how a partial withdrawal at the end of a Segment Term causes a reduction to the Crediting Base. The example displays how a partial withdrawal at the end of a Segment Term causes a dollar-for-dollar reduction to the Crediting Base. In this example, the Segment Credit is $0 because the assumed Index Change for the Segment Term is 0%. Segment Interim Value (including the Equity Adjustment) does not apply on a Segment End Date. The Bond Adjustment does still apply on Segment End Dates due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment is based onapplied to the portion of the Crediting Base that is being Surrendered. This example assumes that the Accumulated Value is entirely invested in a single Index-Linked Segment Option. Premium Payment $100,000.00 Crediting Base $100,000.00 Index Change 0.00% Segment Credit $ 0.00 Accumulated Value prior to Withdrawal $100,000.00 Required Minimum Distribution $ 0.00 Free Surrender Amount $ 10,000.00(1) Withdrawal Amount $ 20,000.00 Portion of Crediting Base Surrendered $ 20,000.00(2) Bond Adjustment Percentage -2.05% Beginning Crediting Crediting Base After Contract Year Base Segment Credit Segment Credit 1 $ 100,000.00 $ 5,000.00 $ 105,000.00 2 $ 105,000.00 - $ 15,000.00 $ 90,000.00 3 $ 90,000.00 $ 2,000.00 $ 92,000.00

Bond Adjustment Amount $ -410.00(3) Withdrawal Amount after Bond Adjustment $ 19,590.00(4) Surrender Charge Percentage 8.00% Surrender Charge $ 767.20(5) Withdrawal Amount after Surrender Charges $ 18,822.80(6) Crediting Base after Withdrawal $ 80,000.00(7) Accumulated Value after Withdrawal $ 80,000.00(8) (1) The Free Surrender Amount is $10,000.00. This was calculated by multiplying the Premium Payment ($100,000.00) by 10%. 47 48

(2) The portion of the Crediting Base Surrendered is $20,000.00. This represents the amount by which the Crediting Base is reduced. On a Segment End Date, the Crediting Base is reduced by the amount of a Surrender on a dollar-for-dollar basis, causing the Withdrawal Amount ($20,000) and the portion of Crediting Base Surrendered to be the same. (3) The Bond Adjustment amount is negative $410.00. For this example, we assumed the Bond Adjustment percentage was negative 2.05%. The Bond Adjustment amount was calculated by multiplying the portion of the Crediting Base Surrendered ($20,000.00) times the Bond Adjustment percentage (negative 2.05%). (4) The Withdrawal Amount after Bond Adjustment is equal to the Withdrawal Amount ($20,000.00) minus the Bond Adjustment amount ($410.00), which is $19,590.00. (5) The Surrender Charge amount is $767.20. For this example, we assumed a Surrender Charge percentage of 8.00%, which would be the case if the partial withdrawal occurred during the first or second Contract Year. The Surrender Charge amount is calculated by subtracting the Free Surrender Amount ($10,000.00) from the withdrawal amount after Bond Adjustment ($19,590.00) and multiplying the difference by the Surrender Charge percentage (8.00%). (6) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($20,000.00) minus the Bond Adjustment Amount ($410.00) minus the Surrender Charge ($767.20), which is $20,000.00 – $410.00 – $767.20 = $18,822.80. (7) The Crediting Base after Withdrawal is $80,000.00. This amount is calculated by subtracting the portion of the Crediting Base Surrendered (20,000.00) from the initial Crediting Base ($100,000.00). (8) Accumulated Value after Withdrawal is equal to the Accumulated Value prior to Withdrawal ($100,000) minus the Withdrawal Amount ($20,000), which is $80,000. Reduction to Crediting Base — Partial Withdrawal in Middle of Segment Term (Proportional Reduction to the Crediting Base) Below is an example of how a partial withdrawal in the middle of a Segment Term causes a negative adjustment to the Crediting Base. The example displays how a partial withdrawal in the middle of a Segment Term causes a proportional reduction to the Crediting Base, which is demonstrated in footnote 3 below. In this example, the Equity Adjustment applies because the partial withdrawal occurs in the middle of the Segment Term and is assumed to be negative, which results in the Crediting Base being reduced on more than a dollar-for-dollar basis. The Bond Adjustment applies as well due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment is based onapplied to the portion of the Crediting Base that is being Surrendered. This example assumes that the Accumulated Value is entirely invested in a single Index-Linked Segment Option. 48 49

Premium Payment $ 100,000.00 Crediting Base $ 100,000.00 Equity Adjustment Percentage -5.22% Equity Adjustment Amount $ -5,220.00 Accumulated Value (Segment Interim Value)(1) prior to Withdrawal $ 94,780.00 Required Minimum Distribution $ 0.00 Free Surrender Amount $ 10,000.00(2) Withdrawal Amount $ 20,000.00 Portion of Crediting Base Surrendered $ 21,101.50(3) Bond Adjustment Percentage -1.56% Bond Adjustment Amount $ -329.18(4) Withdrawal Amount after Bond Adjustment $ 19,670.82(5) Surrender Charge Percentage 8.00% Surrender Charge $ 773.67(6) Withdrawal Amount after Surrender Charges $18,912.96897.15(7) Crediting Base after Withdrawal $ 78,898.50(8) Accumulated Value after Withdrawal $ 74,780.00(9) (1) In this example, the Accumulated Value equals the Segment Interim Value because the partial withdrawal occurs in the middle of the Segment Term, and there is only one Segment Option. Note that the Accumulated Value ($94,780.00) is lower than the initial allocation of $100,000.00 even though there was no previous Surrender activity in this example. Prior to the Segment End Date for an Index-Linked Segment Option, the Accumulated Value is equal to the Segment Interim Value, and the Segment Interim Value is calculated each Valuation Day using the daily Equity Adjustment. Here, the Accumulated Value (Segment Interim Value) prior to Withdrawal is equal to the Crediting Base prior to the withdrawal ($100,000.00) multiplied by the Equity Adjustment Percentage (-5.22%) plus one (1), which is $94,780.00 (i.e., $100,000.00 * (-5.22% + 1) = $94,780.00). (2) The Free Surrender Amount is $10,000.00. This was calculated by multiplying the Premium Payment ($100,000.00) by 10%. (3) The portion of the Crediting Base Surrendered is $21,101.50, which represents the proportion by which the Crediting Base is reduced. This was calculated by dividing the partial withdrawal amount ($20,000.00) by the Accumulated Value immediately prior to the partial withdrawal ($94,780.00) and multiplying the result by the Crediting Base immediately prior to the partial withdrawal ($100,000.00). (4) The Bond Adjustment amount is negative $329.18. For this example, we assumed the Bond Adjustment percentage was negative 1.56%. The Bond Adjustment amount was calculated by multiplying the portion of the Crediting Base Surrendered ($21,101.50) times the Bond Adjustment percentage (negative 1.56%).

(5) The Withdrawal Amount after Bond Adjustment is equal to the Withdrawal Amount ($20,000.00) minus the Bond Adjustment amount ($329.18), which is $19,670.82. (6) The Surrender Charge amount is $773.67. For this example, we assumed a Surrender Charge percentage of 8.00%, which would be the case if the partial withdrawal occurred during the first or second Contract Year. The Surrender Charge amount is calculated by subtracting the Free Surrender Amount ($10,000.00) from the withdrawal amount after Bond Adjustment ($19,670.82) and multiplying the difference by the Surrender Charge percentage (8.00%). (7) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($20,000.00) minus the Bond Adjustment Amount ($329.18) minus the Surrender Charge ($773.67), which is $20,000.00 – $329.18 – $773.67 = $18,897.15. (8) The Crediting Base after Withdrawal is $78,898.50. This amount is calculated by subtracting the portion of the Crediting Base Surrendered ($21,101.50) from the initial Crediting Base ($100,000.00). 49 50

(9) The Accumulated Value after Withdrawal is the Crediting Base after Withdrawal ($78,898.50) multiplied by the Equity Adjustment percentage (-5.22%) plus one (1), which is $78,898.50* (-5.22% + 1) = $74,780.00. Reduction to Crediting Base — Required Minimum Distribution in Middle of Segment Term (Dollar- for-Dollar Reduction to Crediting Base) Below is an example of how a Required Minimum Distribution (RMD) withdrawal causes a reduction to the Crediting Base. This is an example where the Accumulated Value immediately prior to the RMD withdrawal is less than the Crediting Base, and the RMD withdrawal is taken prior to the Segment End Date. If the Accumulated Value immediately prior to the RMD withdrawal is equal to or greater than the Crediting Base or occurs on a Segment End Date, the RMD withdrawal will reduce the Crediting Base in the same manner as a non-RMD withdrawal. OtherwiseOtherwise, as described under Impact of Reductions – Surrenders that occur before the Segment End Date earlier in this section, when the partial withdrawal is satisfying the RMD requirement for your Contract, the Crediting Base is reduced for the RMD portion of the withdrawal by the lesser of the RMD amount for your Contract and the portion of the Crediting Base Surrendered, which is shown in footnote 8 of this example. In this example, the Equity Adjustment applies because the partial withdrawal occurs in the middle of the Segment Term and is assumed to be negative. The Bond Adjustment applies as well due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment is based onapplied to the portion of the Crediting Base that is being Surrendered. This example assumes that the Accumulated Value is entirely invested in a single Index-Linked Segment Option. Premium Payment $100,000.00 Crediting Base $100,000.00 Equity Adjustment Percentage -12.83% Equity Adjustment Amount - $ 12,830.00 Accumulated Value (Segment Interim Value)(1) prior to withdrawal $ 87,170.00 Required Minimum Distribution $ 4,500.00 Free Surrender Amount $ 4,500(2) Withdrawal Amount $ 4,500.00 Portion of Crediting Base Surrendered $ 5,162.33(3) Bond Adjustment Percentage 2.34% Bond Adjustment Amount $ 120.80(4) Withdrawal Amount after Bond Adjustment $ 4,620.80(5) Surrender Charge Percentage 8.00% Surrender Charge $ 0.00(6) Withdrawal Amount after Surrender Charges $ 4,620.80(7) Reduction to Crediting Base $ 4,500.00(8) Crediting Base after Withdrawal $ 95,500.00(9) Accumulated Value after Withdrawal $ 83,247.35(10)

(1) In this example, the Accumulated Value equals the Segment Interim Value because the partial withdrawal occurs in the middle of the Segment Term, and there is only one Segment Option. Note that the Accumulated Value ($87,170.00) is lower than the initial allocation of $100,000.00 even though there was no previous Surrender activity in this example. Prior to the Segment End Date for an Index-Linked Segment Option, the Accumulated Value is equal to the Segment Interim Value, and the Segment Interim Value is calculated each Valuation Day using the daily Equity Adjustment. Here, the Accumulated Value (Segment Interim Value) prior to Withdrawal is equal to the Crediting Base prior to the withdrawal ($100,000.00) multiplied by the Equity Adjustment Percentage (-12.83%) plus one (1), which is $87,170.00 (i.e., $100,000.00 * (-12.83% + 1) = $87,170.00). (2) The Free Surrender Amount is $10,000.00. This assumes that the Free Surrender Amount was set equal to the RMD amount. 50 51

(3) The portion of the Crediting Base Surrendered is $5,162.33, which represents the proportion by which the Crediting Base is reduced. This was calculated by dividing the partial withdrawal amount ($4,500.00) by the Accumulated Value immediately prior to the partial withdrawal ($87,170.00) and multiplying the result by the Crediting Base immediately prior to the partial withdrawal ($100,000.00). (4) The Bond Adjustment amount is positive $120.80. For this example, we assumed the Bond Adjustment percentage was positive 2.34%. The Bond Adjustment amount was calculated by multiplying the portion of the Crediting Base Surrendered ($5,162.33) times the Bond Adjustment percentage (positive 2.34%). (5) The Withdrawal Amount after Bond Adjustment is equal to the Withdrawal Amount ($4,500.00) plus the Bond Adjustment amount ($120.80), which is $4,620.80. (6) The Surrender Charge amount is $0.00 because the withdrawal is within the Free Surrender Amount. (7) The Withdrawal Amount after Surrender Charge is the Withdrawal Amount ($4,500.00) plus the Bond Adjustment Amount ($120.80) minus the Surrender Charge ($0.00), which is $4,500.00 + $120.80 – $0.00 = $4,620.80. (8) The Reduction to Crediting Base is $4,500.00, which is calculated by taking the lesser of the RMD amount for your Contract ($4,500.00) and the portion of the Crediting Base Surrendered ($5,162.33) since the withdrawal is for the RMD amount for your Contract. (9) The Crediting Base after Withdrawal is $95,500.00. This amount is calculated by subtracting the Reduction to Crediting Base ($4,500.00) from the initial Crediting Base ($100,000.00). (10)The Accumulated Value after Withdrawal is the Crediting Base after Withdrawal ($95,500.00) multiplied by the Equity Adjustment percentage (-12.83%) plus one (1), which is $95,500.00* (-12.83% + 1) = $83,247.35. Optional Rate Enhancement Rider The Rate Enhancement Rider is an optional benefit that can only be elected at the time the Contract is issued. The Rate Enhancement Rider effective date is the same as the Contract Date unless a different rider effective date is shown on your Contract’s Data Page. The Rate Enhancement Rider is available for all Index- Linked Segment Options. Rider Benefit The Rate Enhancement Rider provides an increased Participation Rate and/or Cap Rate on the Index- Linked Segment Options. While the purchase of the Rider ensures that your Participation Rate and/or Cap Rate (as applicable) will be higher than the standard rates, there is no guaranteed minimum increase to the standard rates that you will receive by purchasing the Rider. The increased Participation Rate and/or Cap Rate (as applicable) are shown on your Contract’s Data Page. Rider Risk The risk in purchasing this rider is that you may not receive additional Segment Credits in excess of the Rate Enhancement Rider fee. For example, one situation where no benefit is provided for a Segment Term would be if the additional positive Segment Credit received is less than the Rate Enhancement Rider fee. Also, if performance of the applicable Segment Option is negative for a Segment Term, you will not receive additional Segment Credits under this rider for that Segment Term.

Rider Charge The annual charge for the Rate Enhancement Rider is 0.95%, which is deducted daily. If the Rate Enhancement Rider is terminated (as discussed below), the charge for the Rate Enhancement Rider ends. For each Index-Linked Segment Option that you have selected for investment, the annual charge for the Rate Enhancement Rider is 0.95%, as a percentage of your Crediting Base on the Segment Term Start Date for the applicable Index-Linked Segment Option. The rider charge is deducted daily from the Crediting Base(s) for your Index-Linked Segment Option(s). The Crediting Base is reduced by the dollar amount of the daily charge. The reduction is not proportionate, even when deducted prior to the Segment End Date. The deduction of rider charges will not trigger a Bond Adjustment or Equity Adjustment. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. Rider Termination The Rate Enhancement Rider terminates on the earliest of the following: 1. The Contract is terminated; or 2. A Segment Anniversary divisible by six, in which we receive your request to terminate the Rate Enhancement Rider (for example, if your initial Segment Start Date was 9/1/2022, you could only terminate the Rate Enhancement Rider on 9/1/2028, 9/1/2034, 9/1/2040, etc.). 51

If the Rate Enhancement Rider terminates for any reason other than your full Surrender of your Contract, the Rate Enhancement Rider may not be reinstated. If you Surrender your Contract with the Rate Enhancement Rider attached and the Contract is later reinstated, the Rate Enhancement Rider also must be reinstated. If the Contract and the Rate Enhancement Rider are reinstated, the Rate Enhancement Rider will be reinstated as of the termination date. At the time the Rate Enhancement Rider is reinstated, we will deduct Rate Enhancement Rider charges scheduled during the period between the termination and reinstatement and make any other adjustments necessary to reflect any change in the amount reinstated and the Contract Accumulated Value as of the date of termination. 52

If the Rate Enhancement Rider is terminated, the charge for the Rate Enhancement Rider also is terminated. No pro-rated rider charges will become due. Discontinuation or Substitution of an Index The Indices available on the Contract Date are not guaranteed for the life of the Contract. For any Index- Linked Segment Option, we will substitute an existing Index if the Index is discontinued or when there is a substantial change in the calculation of the Index that materially modifies the performance or values of the Index or when there is an unexpected increase in our cost to hedge obligations under the Contract. We may also substitute an Index should Index Values become unavailable for any reason. The substitution of an Index will have no impact on an Index-Linked Segment Option’s Segment Term, Cap Rate, Participation Rate, Buffer Rate, Peak Buffer Midpoint, or Floor Rate, as applicable. When substituting an Index, we will attempt to select an alternative Index that, in our judgment, has an investment and risk profile similar to the original Index. We will notify you at least 30 days in advance of the substitution, and the notice will include the Index and Segment Option(s) involved. In the event that it is necessary to substitute on less than 30 days’ notice due to circumstances outside of our control, we will provide notice of the substitution as soon as practicable. If required by law, any substitution of an Index is subject to approval by the state insurance authorities where the Contract was issued. If the substitution of an Index occurs in the middle of a Segment Term, the point-to-point method will be used in measuring performance of the original Index from the Segment Start Date to the date of substitution and performance of the new Index from the day after substitution through the Segment End Date. An example of how the change in the Index Value would be calculated if a substitution of an Index occurs in the middle of a Segment Term is as follows: • Assume the following: • Substitution happens halfway through the Segment Term • Performance of the original Index is 5% from the Segment Start Date to the date of substitution • Performance of the new Index is -2% from the day after substitution through the Segment End Date • The change in the Index Value for the full Segment Term would be 3%, which is the performance of the original Index from the Segment Start Date to the date of the substitution (5%) reduced by the negative performance of the new Index from the day after substitution through the Segment End Date (–2%). We reserve the right to add and remove Index-Linked Segment Options as available investment options. We guarantee that the following Segment Option will be available (subject to our right of Index substitution) for the life of the Contract: Point-to-Point, S&P 500 Price Return Index, Participation Rate and Cap Rate, 1- year Segment Term, 10% Buffer. If you are not comfortable with the possibility that could be the only Index-Linked Segment Option available in the future, you should not buy this Contract, as we do not guarantee the availability of any other Index-Linked Segment Option or the Fixed Segment Option. In the future, we may not offer any Index-Linked Segment Options with a Floor, and we do not guarantee a minimum Floor Rate for any new Index-Linked Segment Option with a Floor that we may decide to offer in the future. After purchase, if you do not want to invest in any available Segment Option under the Contract, you may fully Surrender the Contract, but doing so may cause you to incur Surrender Charges, a negative Bond Adjustment, negative Equity Adjustments and taxes and tax penalties. If you purchase another investment vehicle, it may have different features, fees and risks than this Contract.

If we remove an Index-Linked Segment Option, it will be closed such that no reinvestments or Transfers will be allowed into that Segment Option. If you are currently invested in an Index-Linked Segment Option that is being removed, you may remain in that Segment Option until the end of the Segment Term. 52 53

Segment Lock-In Feature The Contract’s lock-in features allow you to lock in an Index-Linked Segment Option’s Equity Adjustment prior to the Segment End Date. These lock-in features are available with all of the Index- Linked Segment Options under the Contract. There is no additional charge for these lock-in features. The lock-in features may be of interest to people who: • Are interested in eliminating some of the uncertainty regarding future Index performance; or • Are wanting to potentially limit the impact of a negative Segment Credit they may otherwise receive if they don’t lock-in. Upon exercising a lock-in, the Owner will receive a Segment Credit on the Segment End Date where the Index Change is equal to the locked-in Equity Adjustment instead of being calculated using the point-to- point crediting method. The Segment Credit you receive may be lower than the Segment Credit you would have received on the Segment End Date if you hadn’t exercised the Segment Lock-In. Similarly, you may receive a negative Segment Credit due to exercising Segment Lock-In when, had you not exercised Segment Lock-In, you would have received a positive Segment Credit on the Segment End Date. You also may receive less than the full protection of the Buffer Rate or Floor Rate (as applicable). This is due to an Equity Adjustment being applied in calculating the Segment Credit instead of the point-to-point crediting method. If a lock-in is exercised, the Segment Option’s Floor Rate, Buffer Rate, Peak Buffer Midpoint, Cap Rate, and Participation Rate (as applicable) will no longer be applied on the Segment End Date. Between the date of lock-in and the Segment End Date, the Segment Interim Value will be calculated using the locked-in Equity Adjustment. If a lock-in has been exercised and the current Segment End Date is later than the next Segment Anniversary, Segment Term is shortened, and the Segment End Date is moved up to the next Segment Anniversary. For example, if the Segment Start Date is 9/1/2022 for a 6-year Segment Option (Segment End Date is 9/1/2028 before lock-in) and you exercise a lock-in on 6/22/2025, the Segment End Date will move to 9/1/2025 at the time of exercising the lock-in. If you exercise Segment Lock-In and the locked-in Equity Adjustment is negative, you will be locking-in a loss., which could be significant. The buffer or floor will not apply, and the loss could be significant. You should speak to your financial professional before executing Segment Lock-In. There are two ways to exercise a lock-in for an Index-Linked Segment Option: Manual Segment Lock-In and Automatic Segment Lock-In. Manual Segment Lock-In. Under this method, you exercise a lock-in by submitting a request directing us to lock in the Equity Adjustment for an Index-Linked Segment Option. We will lock in the Equity Adjustment on the Valuation Day we receive your request in Good Order. For example, if you submit a request in Good Order prior to the end of the Valuation Day (generally 4:00 p.m. E.T.) to lock in a Segment Option, the lock-in will be effective on that day (Lock-In Date). If your request is received in Good Order after the end of the Valuation Day (generally 4:00 p.m. E.T.), or on a weekend or on a holiday, the lock-in will be effective on the next Valuation Day (Lock-In Date). You can provide such a request through any of the forms of communication specifically listed in the definition of “Notice” in the GLOSSARY. Automatic Segment Lock-In. Under this method, if a lock-in has not yet occurred, you may contact us to set an upper Lock-In Threshold and/or lower Lock-In Threshold. An upper Lock-In Threshold may be set to lock in gains and a lower Lock-In Threshold may be set to limit losses. If you set an upper Lock-In Threshold, we will automatically lock in the Equity Adjustment during the remainder of the Segment Term if the Equity Adjustment reaches and/or crosses the upper Lock-In Threshold. Conversely, if you set a lower Lock-In Threshold, we will lock in the Equity Adjustment during the remainder of the Segment Term if the Equity

Adjustment reaches and/or crosses the lower Lock-In Threshold. For example, if an upper threshold of 10% is set, the Segment Option will not lock in until the Equity Adjustment is at least 10%. This means the locked in Equity Adjustment will be 10% or greater. If a lower threshold of -5% is set, the Segment Option will not lock in until the Equity Adjustment is less than or equal to -5%. This means the locked in Equity Adjustment will be -5% or lower. Please note, we will not accept a request to establish an upper or lower Lock-In Threshold unless the requested Lock-In Threshold is higher or lower, respectively, than the last-calculated Equity Adjustment. Lock-In Threshold(s) may be removed or changed if you provide us with Notice in Good Order at least two Valuation Days prior to the Segment End Date, provided a lock-in has not yet occurred for the specified Segment Option during the Segment Term. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. 53 54

You can request a Segment Lock-In or set Lock-In Threshold(s) on any Valuation Day up to two Valuation Days prior to the applicable Segment End Date. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. In order to request a Segment Lock-In or set Lock-In Threshold(s) you must provide us with Notice. If you submit a Segment Lock-In request, the Lock-In Date will be the Valuation Day we receive Notice in Good Order to lock the Segment Option. If you establish a Lock-In Threshold, the Lock-In Date will be the Valuation Day where the Equity Adjustment triggers the threshold you set. Under either method for exercising a lock-in, you will not know the locked-in Equity Adjustment in advance because the Equity Adjustment is calculated at the end of the Valuation Day after you exercise the lock-in. The locked-in Equity Adjustment could be lower than you anticipated. If you submit a Segment Lock-In request, the locked-in Equity Adjustment may be lower or higher than the Equity Adjustment that was last calculated before you submitted your request. If you establish Lock-In Thresholds, the locked-in Equity Adjustment will be at least equal to the upper threshold or lower threshold, as applicable. For example, if an upper threshold of 10% is set, the Segment Option will not lock in until the Equity Adjustment is at least 10%. This means the locked in Equity Adjustment will be 10% or greater. If a lower threshold of -5% is set, the Segment Option will not lock in until the Equity Adjustment is less than or equal to -5%. This means the locked in Equity Adjustment will be -5% or lower. You can obtain the current Segment Interim Value and Equity Adjustment by calling us at 1-800-852-4450 or by visiting www.principal.com and using your secure login. However, as explained above, if you were to exercise Segment Lock-In, the locked-in Equity Adjustment may be more or less than the quoted value. We will not provide advice or notify you regarding whether you should exercise the lock-in features or the optimal time for doing so. It is possible that you may exercise Segment Lock-In at a sub-optimal time during the Segment Term, or that there is no optimal time to exercise Segment Lock-In during a Segment Term. We will not warn you if you exercise the lock-in features at a sub-optimal time. We are not responsible for any losses or forgone gains related to your decision whether or not to exercise the lock-in features. A potential advantage of setting a higher/positive threshold is that you can capture positive Segment Option performance (through a positive Segment Credit) even if the Segment Option’s performance later turns negative. A potential disadvantage of setting a higher/positive threshold is that the positive Segment Option performance beyond the threshold could move even higher, i.e., more positive, in which case you would miss out on a more positive Segment Credit than the one resulting from your lock-in. A potential advantage of setting a lower/negative threshold is that you can limit the impact of a negative Segment Credit you may otherwise receive if you don’t lock-in. This would be a situation where the performance of the Segment Option goes further negative beyond the negative threshold you set. A potential disadvantage of setting a lower/negative threshold is that the negative Segment Option performance could turn positive after your lock-in is triggered (or, in the case of a Peak Segment Buffer Option, negative Segment Option Performance could come within the Buffer Rate), in which case you may miss out on a positive Segment Credit or a less-negative Segment Credit. Once a lock-in is executed, it is irrevocable for that Segment Term. A lock-in will not be applied retroactively and can only be exercised for the entire Segment Option. A lock-in may only be exercised once per Segment Term for each Index-Linked Segment Option. We reserve the right to limit the availability of the lock-in features to only certain Index-Linked Segment Options in the future. 9. OPTIONS AT END OF SEGMENT TERM At the end of a Segment Term for any Segment Option, the following options are available to you:

• You may reinvest your Accumulated Value allocated to the ended Segment Option in the same Segment Option for another Segment Term if that Segment Option is still available. Please note, the Cap Rate, Participation Rate, or annual interest rate we declare for the new Segment Term may differ (higher or lower) from the previous Segment Term, subject to the guaranteed limits described in this prospectus. 54 55

• You may Transfer your Accumulated Value allocated to the ended Segment Option to any other Segment Option that is available for investment. Transfers from a Segment Option are only allowed on the Segment End Date. If you wish to Transfer, you must Notify us at least two Valuation Days prior to the end of the Segment Term for the given Segment Option. For information about the acceptable ways to provide us Notice, see 2. SUMMARY – Q18: How do investors provide reallocation instructions and other requests to Principal Life? If you submit a Transfer request but we do not receive it prior to the start of that two-day period, your Accumulated Value will be automatically re- invested as described in the paragraph below. The Segment End Date counts as one of those two Valuation Days if the Segment End Date is on a Valuation Day. If the Segment End Date is not on a Valuation Day, the Valuation Day prior to the Segment End Date is the end of that two-day period. For example, if the Segment End Date is a Saturday, the end of the two-day period is the preceding Friday, and your Transfer request must be received by us before the end of the Valuation Day on the preceding Wednesday. This example assumes no holidays during this period. No Notice is required if you want to be automatically re-invested. • You may withdraw or Annuitize your Accumulated Value allocated to the ended Segment Option, subject to the terms and conditions described in this prospectus. Withdrawals and Annuitization are not restricted to Segment End Dates, but amounts withdrawn or Annuitized from a Segment Option on its Segment End Date will not be based on a Segment Interim Value. However, such withdrawals may be subject to Surrender Charges (Surrender Charges do not apply upon Annuitization). See 5. FEES AND CHARGES - Deferred Sales Load ("Surrender Charge"). In addition, such withdrawals and Annuitizations on a Segment End Date will be subject to the Bond Adjustment but not an Equity Adjustment. See 10. CONTRACT VALUES - Bond Adjustment. In the absence of timely instructions in Good Order, your Accumulated Value in the ended Segment Option will be automatically re-invested in the same Segment Option for a new Segment Term (with the Cap Rate, Participation Rate or annual interest rate applicable to a new Segment Term), provided that the same Segment Option is available for a new Segment Term. If we do not receive timely instructions in Good Order and the same Index-Linked Segment Option is no longer available, the Accumulated Value in the ended Segment Option will be automatically Transferred to a 1-year Index-Linked Segment Option with the same Index and Buffer Rate or Floor Rate, if available (with the Cap Rate and Participation Rate applicable to a new Segment Term). If there are multiple such Segment Options available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the one with the higher Cap Rate limitation. If there is no such Segment Option available, the Accumulated Value in the ended Segment Option will be automatically Transferred to the Fixed Segment Option (with the annual interest rate applicable to a new Segment Term). We reserve the right to change the default Segment Options as described above in the future (e.g., we may designate the sole Index-Linked Segment Option that we guarantee to make available for the life of the Contract as the default option in all cases). As each Segment Term nears its Segment End Date, we will provide at least fifteen (15) calendar days advance notice of the Segment Options that will be available to you on the Segment End Date, including where to obtain the Cap Rates, Participation Rates, and annual interest rates for the new Segment Terms. This notice of the upcoming renewal will be in writing and the rates will be publicly available at least seven (7) calendar days prior to the Segment Start Date for the new Segment Terms on www.principal.com/individuals/ invest-retire/annuities. Any or all of these Cap Rates, Participation Rates, and annual interest rates may be different (higher or lower) from the Cap Rates, Participation Rates, and annual interest rates that we declared for previous Segment Terms, subject to the guaranteed limits described in this prospectus. We may offer different rates (higher or lower) to new investors or classes of investors that purchased the Contract at different times. The Accumulated Value automatically re-invested or Transferred, as described above, will be subject to the declared Cap Rates, Participation Rates, and annual interest rates, as applicable, on the Segment Start Date. 55

56

10. CONTRACT VALUES Accumulated Value The Accumulated Value is the sum of the Segment Interim Values, Segment Values, and Fixed Segment Values, as applicable. Segment Interim Values include the Equity Adjustment, as applicable. The Bond Adjustment is not included in the Accumulated Value. In the period during which your Premium Payment (and any credited interest) is held in the Initial Holding Account, the Accumulated Value will equal the sum of the Premium Payment and the credited interest, if any. Bond Adjustment The Bond Adjustment is an adjustment (which could be positive, negative, or zero) to the amount Surrendered to account for changes in the value of longer-term assets that may have been used to support the Company’s financial obligations under the Contract. Generally, if interest rates have increased since the beginning of the current Bond Adjustment period, the Bond Adjustment will reduce the Surrender amount, and if interest rates have decreased since the beginning of the current Bond Adjustment period, the Bond Adjustment will increase the Surrender amount. The Bond Adjustment is the adjustment based on the change in value of the hypothetical fixed income assets supporting the Company’s financial obligations under the Contract. The Company invests in fixed income assets to support the value of the Segment Options. The Bond Adjustment is intended to be close to the change in value of the fixed income assets that are sold to cover any distribution from the Contract. Except as otherwise provided below, a Bond Adjustment will apply to the following (including on a Segment End Date): • Withdrawals, including a full withdrawal, partial withdrawal, RMD withdrawal, scheduled withdrawal, unscheduled withdrawal, or withdrawal of the Free Surrender Amount • Annuitizations • A death benefit based on Contract Accumulated Value A Bond Adjustment will not apply to withdrawals or other Surrenders deducted from the Initial Holding Account. A Bond Adjustment will not apply upon exercise of the Contract’s free look rights. A Bond Adjustment will be zero (0%) on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). If the optional Rate Enhancement Rider has been elected, the daily rider charges that are deducted from the Crediting Base(s) for your Index-Linked Segment Option(s) will not result in a Bond Adjustment, as such deductions are not Surrenders under the Contract. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. Bond Adjustments may apply at all times during the accumulation period due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. The Bond Adjustment applies to the Index-Linked Segment Options and Fixed Segment Option. For the amount allocated to the Index-Linked Segment Options, you will receive the Surrender Value upon any Surrender. In contrast, for the amount allocated to the Fixed Segment Option, you will receive the greater of the following upon any Surrender:

• Surrender Value; and • Nonforfeiture amount as required by the Standard Nonforfeiture Law for Individual Deferred Annuities. The Bond Adjustment is calculated as: Cred Base * {[(1+ Index ValBeg) / (1+ Index ValCur)]Time Rem. – 1} Where: • Cred Base is the Crediting Base immediately prior to any Surrender • Index ValBeg is the Beginning Bond Adjustment Index Value 56 57

• Index ValCur is the Current Bond Adjustment Index Value • Time Rem is the number of whole months remaining until the end of the current Bond Adjustment Period, divided by 12. The Bond Adjustment Index is the 6 Year Point on the A Rated US Bloomberg Fair Value Curve. If this Index becomes unavailable for the Company to utilize or the calculation of the values substantially changes, the Company may choose another Bond Adjustment Index and you will be made aware of the change. The initial Beginning Bond Adjustment Index Value is equal to the closing price of this Index on the Contract Date. Each Beginning Bond Adjustment Index Value after the initial one is equal to the closing price of this Index on the Segment Anniversary divisible by six (i.e., 6, 12, 18, etc.). The Current Bond Adjustment Index Value is equal to the most recent closing price of this Index on the day the adjustment is calculated. The first Bond Adjustment period begins on the first Segment Start Date, and it restarts on each Segment Anniversary divisible by six. The risk with the Bond Adjustment is that you could receive a lower amount on withdrawals, Annuitization or death benefits because the Bond Adjustment could be negative based on interest rate movements. Generally, a Bond Adjustment will be negative when the Current Bond Adjustment Index Value is greater than the Beginning Bond Adjustment Index Value. 11. WITHDRAWALS This section describes full and partial withdrawals under your Contract. For information about the risks in taking withdrawals, see 3. RISK FACTORS — Liquidity Risk — Consequences of Withdrawals/ Surrenders Generally. For examples showing the interaction between withdrawals and Index-Linked Segment Options, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Reduction to Crediting Base Examples. Withdrawals Generally You may make full or partial withdrawals under this Contract at any time prior to the Annuitization Date provided the Owner and Joint Owner, if any, are living and provided that you give us Notice in Good Order at our Home Office. Withdrawal requests may be sent to us at the following address (or as otherwise set forth in 16. ADDITIONAL INFORMATION ABOUT THE CONTRACT — Telephone and Internet Services): Principal Life Insurance Company PO Box 9382 Des Moines, Iowa 50306-9382 When you request a withdrawal, the amount available to you is the Surrender Value, which includes the Segment Interim Value if the withdrawal is not on a Segment Start Date or Segment End Date of the Segment Option being withdrawn from. In arriving at the Surrender Value, we will apply a Bond Adjustment to the Accumulated Value and subtract any applicable Surrender Charge (see 5. FEES AND CHARGES, and 9. CONTRACT VALUES — Bond Adjustment). If you elected the optional Rate Enhancement Rider, rider fees will be deducted from the Crediting Base(s) for your Index-Linked Segment Option(s) which, in turn, will be used to calculate the Segment Interim Value(s) and Segment Value(s) that make up your Accumulated Value. The Crediting Base is reduced by the dollar amount of the daily charge. The reduction is not proportionate, even when deducted prior to the Segment End Date. The deduction of rider charges will not trigger a Bond Adjustment or Equity Adjustment. The charge is applied against and deducted daily from the Crediting Base prior to other Contract activity (e.g., Surrender). There is no additional reduction for rider fees in calculating your Surrender Value upon taking a withdrawal or other Surrender. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider.

A Bond Adjustment applies regardless of when the withdrawal is taken, including on the Segment End Date. The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. For additional information on the nonforfeiture amount, see 7. FIXED SEGMENT OPTION MECHANICS. Full and partial withdrawals may be subject to taxes and to a separate 10% federal tax penalty if made before the Owner is 591 ∕2 years old (see 15. TAXES). Withdrawals are generally paid within seven days of the effective date of the request for Surrender (or earlier if required by law). However, certain delays in payment are permitted (see 16. ADDITIONAL INFORMATION ABOUT THE CONTRACT — Delay of Payments and Other Transactions). Full Withdrawal You may take a full withdrawal under this Contract for the Surrender Value. The following provisions apply to full withdrawals: • You may take the withdrawal under the Contract at any time before the Annuitization Date. 57 58

• The Surrender Value at any time is the Accumulated Value (on the date we receive your Notice in Good Order) adjusted for the Bond Adjustment, less any applicable Surrender Charge. • We reserve the right to require you to return the Contract. • The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to a full withdrawal. A collateral assignment is an agreement under which you assign the annuity benefits to a lender as collateral for a loan. An irrevocable beneficiary is someone whose name cannot be removed from this annuity Contract without his or her consent. For additional information on the risks involved in taking a full withdrawal, see 3. RISK FACTORS — Liquidity Risk. Partial Withdrawals You may take unscheduled and scheduled partial withdrawals from this Contract by providing us Notice. Partial withdrawals reduce the Accumulated Value and Crediting Base of the Contract and are deducted proportionately from the Segment Options unless you direct otherwise. The deductions are based on the values as of the end of day of the effective date of the withdrawal. Unscheduled Partial Withdrawal • You may withdraw a part of your Accumulated Value at any time before the Annuitization Date. • You must specify the dollar amount of the withdrawal (which must be at least $100). • If you specify withdrawal allocation percentages as part of a partial withdrawal request, the withdrawal is deducted from the Segment Options according to the withdrawal allocation percentages you provide to us. • If you do not provide us with specific withdrawal allocation percentages, the withdrawal is deducted in the same proportion as the Accumulated Value is spread throughout the Segment Options at that point in time. • Your Accumulated Value after the unscheduled partial withdrawal must be equal to or greater than $5,000; we reserve the right to increase this amount up to and including $10,000. If your Accumulated Value is less than the minimum threshold, we will treat the request as a request for a full withdrawal. •The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to withdrawal. •For additional information on the risks involved in taking an unscheduled partial withdrawal, see 3. Risk Factors – Liquidity Risk. For additional information on the risks involved in taking an unscheduled partial withdrawal, see 3. RISK FACTORS — Liquidity Risk. Scheduled Partial Withdrawal • You may request partial withdrawals from any of the Segment Options (to which you are allocated) on a scheduled basis. • Your Accumulated Value must be at least $5,000 when the scheduled partial withdrawals begin.

• You may specify monthly, quarterly, semi-annually or annually and choose a withdrawal date (other than the 29th, 30th or 31st of any month). • If the selected date is not a Valuation Date, the partial withdrawal is completed on the next Valuation Date. • We take amounts from your Segment Option(s) to equal, in total, the dollar amount of the partial withdrawal request plus or minus the Bond Adjustment (as applicable) and plus any applicable Surrender Charge. • Scheduled partial withdrawals will end on the earliest of: 58 59

• the date we receive Notice in Good Order to end the payments; • the date you take a full withdrawal from the Contract; • the date all or a portion of the Accumulated Value is applied to an annuity benefit payment option; • the date the death benefit is distributed; • the Annuitization Date; and • the Accumulated Value is zero. • The written consent of all collateral assignees must be obtained prior to a partial withdrawal. • For additional information on the risks involved in taking a scheduled partial withdrawal, see 3. RISK FACTORS — Liquidity Risk. • The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to a partial withdrawal. 12. DEATH BENEFIT General Death Benefit Provisions If the Owner or any Joint Owner dies prior to the Annuitization Date, we will pay the death benefit upon our receipt of required documents and Notice, in Good Order, including due proof of death. Proof of death includes a copy of a death certificate, a certified copy of a court order, a written statement by a medical doctor, or other proof satisfactory to us. The Accumulated Value will remain invested in the Segment Options until the Valuation Day on which we receive the required documents in Good Order. If more than one beneficiary is named, each beneficiary’s portion of the death benefit will remain invested in the Segment Options until the Valuation Day on which we receive the required documents for that beneficiary. The death benefit (if based on Contract Accumulated Value) is subject to the Segment Interim Value (which will include an Equity Adjustment) and a Bond Adjustment, which factors in market performance. See 3. RISK FACTORS — Segment Interim Value and 10. CONTRACT VALUES — Bond Adjustment. We will pay interest on the death benefit from the first day the Accumulated Value is no longer invested in the Segment Options until payment is made. Such amounts will be held in our general account pending payment. We will determine the rate of interest, which will not be less than the interest rate required by the applicable state’s law. If the Owner or any Joint Owner dies prior to the Annuitization Date, the death benefit may be distributed in a lump sum or within five years of the date of death or distributed over a time period not extending beyond the life expectancy of the beneficiary as provided for in Internal Revenue Code (“IRC”) section 72(s), as may be amended from time to time. If payments are made over the life expectancy of the beneficiary, they must begin not later than one year after the date of death of the Owner or Joint Owner. If the Owner or Joint Owner dies on or after the Annuitization Date and before the entire interest in this Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as required under applicable federal tax laws, including, particularly, IRC section 72(s), as may be amended from time to time. This approach will apply to the Annuity Benefit Options other than the Life Income and Joint and Survivor options.

Notwithstanding any provision to the contrary in this Contract, any payment of death benefits must comply with all applicable laws, including IRC section 72(s), as may be amended from time to time. Death of Owner(s) The following provisions apply upon an Owner’s death if a Contract is not jointly owned: 1. If the surviving spouse is the only primary beneficiary, the surviving spouse may elect to become the Owner and continue the Contract or elect to receive the death benefit. 59 60

2. If the primary beneficiary is not the surviving spouse, the primary beneficiary will receive the death benefit. The following provisions apply upon the death of the first Joint Owner to die when a Contract is jointly owned: 1. The surviving Joint Owner will be treated as the primary beneficiary. Any other beneficiary designation on record will be treated as contingent beneficiary. 2. If the surviving Joint Owner is the spouse of the deceased Joint Owner, the surviving spouse may elect to become the Owner and continue the Contract or elect to receive the death benefit. Death of Annuitant(s) If an Annuitant who is not an Owner dies while this Contract is in force, a new Annuitant may be named unless the Owner is a corporation, trust, or other entity. If the Owner is a corporation, trust or other entity, the death benefit will be payable upon the death of the Annuitant, or, in the case of Joint Annuitants, upon the death of the first Joint Annuitant to die. Death Benefit Calculation If the age of the oldest Owner on the date the application is signed is 79 or younger, the death benefit is equal to the greater of 1 or 2 where: 1. Is the Accumulated Value (including any applicable Equity Adjustment(s)), subject to the Bond Adjustment, on the date we receive the proof of death and all required documents in Good Order; and 2. Is the Premium Payment minus a proportional reduction (as described below) for each partial withdrawal (and any applicable Surrender Charge) and each partial Annuitization made prior to the date we receive the proof of death and all required documents in Good Order. With respect to the Premium Payment portion of the death benefit calculation, each partial withdrawal (and any applicable Surrender Charges) and each partial Annuitization will reduce the death benefit in the same proportion that the Accumulated Value was reduced on the date of the partial withdrawal or partial Annuitization. The proportional reduction is equal to (1 divided by 2) multiplied by 3, where: 1. Is the amount of the partial withdrawal (and any applicable Surrender Charges) or the amount of the partial Annuitization; and 2. Is the Accumulated Value immediately prior to the partial withdrawal or partial Annuitization; and 3. Is the Premium Payment adjusted for prior partial withdrawals and partial Annuitizations immediately prior to the current partial withdrawal or partial Annuitization. If the age of the oldest Owner on the date the application is signed is 80 or older, the death benefit is equal to the Accumulated Value (including Equity Adjustment(s) if the Accumulated Value includes Segment Interim Value(s)), subject to the Bond Adjustment, on the date we receive the proof of death and all required documents in Good Order. Please note:

• Any death benefit based on Accumulated Value, as described above, may be subject to Equity Adjustments and will be subject to a Bond Adjustment, all of which may be negative. Any applicable Equity Adjustment will already be included in the Accumulated Value. The Bond Adjustment will be applied to the Accumulated Value when calculating the death benefit. Negative Equity Adjustments and/or Bond Adjustments may significantly reduce the death benefit. • Partial withdrawals and Annuitizations may significantly reduce the death benefit, perhaps by more than the amount withdrawn or Annuitized. 60 61

The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. For additional information on the nonforfeiture amount, see 7. FIXED SEGMENT OPTION MECHANICS. Death Benefit Examples Assumptions for the following examples: • The Accumulated Value accounts for the Segment Interim Value calculations. • The Accumulated Value is the sum of the Segment Interim Values for all Segment Options. These examples could be allocated to one or many Segment Options, and the examples would be the same. • Any fees for the optional Rate Enhancement Rider are accounted for in the Accumulated Value already. The rider charges reduce your Crediting Base and are therefore reflected in your Segment Interim Value(s) and/or your Segment Value(s) that make up your Accumulated Value. Furthermore, because the rider charge is deducted daily and assessed prior to calculating the Death Benefit, no pro-rated charges are due when the death benefit becomes payable. See 5. FEES AND CHARGES – Optional Benefit – Rate Enhancement Rider. • There have been no prior Surrenders. Death Benefit Example 1 This example is intended to demonstrate that when the Accumulated Value is greater than the Premium Payment, the Bond Adjustment could reduce the Accumulated Value portion of the death benefit calculation to lower than the Premium Payment. Assuming the age of the oldest owner on the date the application was signed was less than 80, the Death Benefit would equal the Premium Payment since the Accumulated Value adjusted for the Bond Adjustment is less than the Premium Payment. Contract Issue date = August 31 Age of the oldest Owner on the date the application was signed = 65 Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $101,000 and the Bond Adjustment is -$3,000. The Death Benefit on November 3 is the greater of 1 or 2 below: 1. $98,000 = $101,000 – $3,000 2. $100,000 = Premium Payment The Death Benefit on November 3 is $100,000. In this example, the age of the oldest Owner on the date the application was signed was 79 or younger. However, if the age of the oldest Owner on the date the application was signed was 80 or older, the Death Benefit would be $98,000 (which is lower than the Premium Payment) because the Death Benefit would be the Accumulated Value adjusted for the Bond Adjustment.

Death Benefit Example 2 This example is intended to demonstrate that when the Accumulated Value is less than the Premium Payment, the Bond Adjustment could increase the Accumulated Value portion of the death benefit calculation to greater than the Premium Payment. Assuming the age of the oldest owner on the date the application was signed was less than 80, the Death Benefit would equal the Accumulated Value adjusted for the Bond Adjustment since that is greater than the Premium Payment. Contract Issue date = August 31 Age of the oldest Owner on the date the application was signed = 65 Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $99,000 and the Bond Adjustment is $2,000. 61 62

The Death Benefit on November 3 is the greater of 1 or 2 below: 1. $101,000 = $99,000 + $2,000 2. $100,000 = Premium Payment The Death Benefit on November 3 is $101,000. In this example, the age of the oldest Owner on the date the application was signed was 79 or younger. If the age of the oldest Owner on the date the application was signed was 80 or older, the Death Benefit would be $101,000 because the Death Benefit for such Contracts is always the Accumulated Value adjusted for the Bond Adjustment. Death Benefit Example 3 This example is intended to demonstrate how a partial withdrawal impacts the Premium Payment portion of the Death Benefit calculation. Assuming the age of the oldest owner on the date the application was signed was less than 80, the Death Benefit would equal the Premium Payment proportionally adjusted for the partial withdrawal since the Accumulated Value adjusted for the Bond Adjustment is less than the Premium Payment proportionally adjusted for the partial withdrawal. The proportional adjustment for the partial withdrawal will reduce the premium portion of the death benefit in the same proportion that the Accumulated Value was reduced on the date of the partial withdrawal. The proportional adjustment for partial withdrawal is equal to (1 divided by 2) multiplied by 3, where: 1. Is the amount of the partial withdrawal; and 2. Is the Accumulated Value immediately prior to the partial withdrawal; and 3. Is the Premium Payment. Contract Issue date = August 31 Age of the oldest Owner on the date the application was signed = 65 Premium Payment = $100,000 On November 3 of the same calendar year, assume the Accumulated Value is $90,000 and the Bond Adjustment is -$4,000 and a partial withdrawal of $5,000 The Death Benefit on November 3 is the greater of 1 or 2 below: 1. $81,000 = ($90,000 – $5,000) – $4,000 2. $94,444.44 = Premium Payment proportionately adjusted for the partial withdrawal is the Premium Payment ($100,000) reduced by the proportional adjustment ($5,555.56) • The amount of the proportional adjustment ($5,555.56) is the partial withdrawal ($5,000) divided by the Accumulated Value immediately prior to the partial withdrawal ($90,000) multiplied by the Premium Payment ($100,000). Note that the proportional reduction to the Premium Payment ($5,555.56) is more than the partial withdrawal in the example ($5,000).

The Death Benefit on November 3 is $94,444.44. 13. STATEMENTS We will mail to you a statement, along with any reports required by state law, of your current Accumulated Value at least once per year prior to the Annuitization Date. After the Annuitization Date, any reports will be mailed to the person receiving the annuity benefit payments. 62 63

14. ANNUITIZATION Annuitization Date You may specify an Annuitization Date in your application. If you do not specify an Annuitization Date, the Annuitization Date is the Maximum Annuitization Date shown on the Data Page. You may change the Annuitization Date with our prior approval. The request must be in writing. You may not select an Annuitization Date that falls prior to the second Contract Anniversary or after the Maximum Annuitization Date. Generally, the Maximum Annuitization Date is the Contract Anniversary following the Annuitant’s attainment of age 95. The Maximum Annuitization Date can be found on the Data Page. Annuitizations are subject to the Segment Interim Value (which includes an Equity Adjustment) and a Bond Adjustment. An Equity Adjustment does not apply if the Annuitization occurs on a Segment End Date for the particular Index-Linked Segment Option. A Bond Adjustment applies to all Segment Options and regardless of when the Annuitization occurs, including on a Segment End Date. The Bond Adjustment will be zero on every Segment Anniversary evenly divisible by six (6) (e.g., 6, 12, 18, etc.). The amount allocated to the Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. For additional information on the nonforfeiture amount, see 7. FIXED SEGMENT OPTION MECHANICS. For additional information about the Bond Adjustment, see 3. RISK FACTORS — Segment Interim Value and 9. CONTRACT VALUES — Bond Adjustment. If Joint Annuitants are named in the application, the Maximum Annuitization Date will be set based on the age of the older Joint Annuitant. Full Annuitization Any time after the second Contract Year, you may Annuitize your Contract by electing to receive payments under an annuity benefit payment option. If the Accumulated Value on the Annuitization Date is less than $2,000, we may pay out the entire amount in a single payment. The Contract would then be canceled. You may select when you want the payments to begin (within the period that begins the Valuation Day following our receipt of your instruction and ends one year after our receipt of your instructions). Once payments begin under the annuity benefit payment option you choose, the option may not be changed. In addition, once payments begin, you may not surrender, withdraw or otherwise liquidate or commute any of the portion of your Accumulated Value that has been Annuitized. Depending on the type of annuity benefit payment option selected, payments that are initiated either before or after the Annuitization Date may be subject to penalty taxes (see 15. TAXES). You should consider this carefully when you select or change the annuity benefit payment commencement date. Partial Annuitization You have the right to Annuitize a portion of your Accumulated Value. After the second Contract Year and prior to the Annuitization Date, you may Annuitize a portion of your Accumulated Value by sending us a Notice in Good Order. If you specify annuitization allocation percentages as part of a partial annuitization request, the amount annuitized is deducted from the Segment Options according to the annuitization allocation percentages you provide to us. If you do not provide us with specific annuitization allocation percentages, the amount annuitized is deducted in the same proportion as the Accumulated Value is spread throughout the Segment Options at that point in time. The minimum partial Annuitization amount is $2,000. Any partial Annuitization request that reduces the Accumulated Value to less than $5,000 will be treated as a request for full Annuitization. We reserve the right to limit the number of partial Annuitizations that may be requested in a Contract Year, but it will never be less than one per Contract Year. Annuity Benefit Payment Options You may select one of the annuity benefit payment options listed below. Once payments begin under the option you select, the option may not be changed. In addition, once payments begin you may not surrender or otherwise liquidate or commute any portion of your Accumulated Value that has been Annuitized. We offer fixed annuity benefit payments only. No Surrender Charge is imposed on any portion of your Accumulated Value that has been Annuitized. 63 64

You may choose from several fixed annuity benefit payment options. Payments will be made on the frequency you choose. You may elect to have your annuity benefit payments made on a monthly, quarterly, semiannual or annual basis. The dollar amount of the payments is specified for the entire payment period according to the option selected. There is no right to take any full or partial withdrawals after the Annuitization Date. The fixed annuity benefit payment must begin within one year of the annuity benefit election. The amount of the fixed annuity benefit payment depends on the: • amount of Accumulated Value (adjusted by the Bond Adjustment) applied to the annuity benefit payment option; • annuity benefit payment option selected; • age and gender of the Annuitant (unless fixed period income option is selected); • frequency of the annuity benefit payments; and • duration of the annuity benefit payments. The amount of the initial payment is determined by applying all or a portion of the Accumulated Value, plus or minus the Bond Adjustment (as applicable), less any applicable premium tax and other expenses, as of the date of the application to the annuity table for the Annuitant’s annuity benefit payment option, gender, and age. Minimum annuity benefit payment amounts will be based on the Annuity 2012 Individual Annuity Mortality Period Life Table as stated in the Contract. This basis is guaranteed for the life of the Contract for the following fixed annuity benefit payment options: Life Income, Life Income with Period Certain, Joint and Survivor Life Income, and Joint and Survivor Life Income Period Certain. With our written approval, other annuity benefit payment options may be available without this guaranteed basis. Annuity benefit payments generally are higher for male annuitants than for female annuitants with an otherwise identical Contract. This is because statistically females have longer life expectancies than males. In certain states, this difference may not be taken into consideration in determining the payment amount. Additionally, Contracts with no gender distinctions are made available for certain employer-sponsored plans because, under most such plans, gender discrimination is prohibited by law. The frequency and duration of the annuity benefit payments affect the income amount received. The annuity benefit payments generally are lower if you receive payments more frequently. For example, monthly payments generally will be lower than quarterly payments. Generally, all other factors being equal, the longer the duration of annuity benefit payments, the lower the annuity benefit payment amounts and the shorter the duration, the higher the annuity benefit payment amounts. You may select an annuity benefit payment option by written request only. Your selection of an annuity benefit payment option for a partial Annuitization must be in writing and may not be changed after payments begin. Your selection of an annuity benefit payment option for any portion not previously Annuitized may be changed by written request prior to the Annuitization Date. If an annuity benefit payment option is not selected, we will automatically apply: • for Contracts with one Annuitant — Life Income with payments guaranteed for a period of 10 years. • for Contracts with Joint Annuitants — Joint and Full Survivor Life Income with payments guaranteed for a period of 10 years.

The available annuity benefit payment options for both full and partial Annuitizations include: • Life Income — Level payments continue for the Annuitant’s lifetime. If you defer the first payment date, it is possible that you will receive no payments if the Annuitant dies before the first payment date. NOTE: There is no death benefit value remaining and there are no further payments when the Annuitant dies. 64 65

• Life Income with Period Certain — Level payments continue during the Annuitant’s lifetime with a guaranteed payment period of 5 to 30 years. If the Annuitant dies before all of the guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period. If a shorter period is required by law, we will pay a commuted value at the end of that shorter period. • Joint and Survivor — Payments continue as long as either the Annuitant or the Joint Annuitant is alive. You may also choose an option that lowers the amount of income after the death of a Joint Annuitant. It is possible that you will only receive one payment under this option if both Annuitants die before the second payment is due. If you defer the first payment date, it is possible that you will receive no payments if both Annuitants die before the first payment date. NOTE: There is no death benefit value remaining and there are no further payments after both Annuitants die. • Joint and Survivor with Period Certain — Payments continue as long as either the Annuitant or the Joint Annuitant is alive with a guaranteed payment period of 5 to 30 years. You may choose an option that lowers the amount of income after the death of a Joint Annuitant. If both Annuitants die before all guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period. If a shorter period is required by law, we will pay a commuted value at the end of that shorter period. With our written approval, other annuity benefit payment options may be available without the minimum annuity benefit payment amount guarantees described in the Contract. The annuity benefit payment for these other options will be based on the then-current interest rates and mortality table. These options may include: • Fixed Period Income — Level payments continue for a fixed period. You may select a range from 5 to 30 years (state variations may apply). If the Annuitant dies before the selected period expires, payments continue to you or the person(s) you designate until the end of the fixed period. Payments stop after all guaranteed payments are received. If a shorter period is required by law, we will pay a commuted value at the end of that shorter period. • Life with Cash Refund — Level payments continue for the Annuitant’s lifetime. If the Annuitant dies and the total of all payments received is less than the amount of the Accumulated Value applied, the balance is paid to you or the person(s) you designate. • Life with Installment Refund — Level payments continue for the Annuitant’s lifetime. If the Annuitant dies and the total of all payments received is less than the amount of the Accumulated Value applied, payments continue to you or the person(s) you designate until they equal the amount of the Accumulated Value applied. If the period required to make these payments is longer than allowed by law, we will pay a commuted value at the end of that shorter period. Tax Considerations Regarding Annuity Benefit Payment Options If you own one or more tax qualified annuity contracts, you generally may avoid tax penalties if payments from at least one of your tax qualified contracts begin no later than April 1 following the calendar year in which you turn age 73 (see 15. TAXES). The required minimum distribution payment must be in equal (or substantially equal) amounts over your life or over the joint lives of you and your designated beneficiary. These required minimum distribution payments must be made at least once a year. Tax penalties may apply at your death on certain excess accumulations. You should confer with your tax advisor about any potential tax penalties before you select an annuity benefit payment option or take other distributions from the Contract. Additional rules apply to distributions under Non-qualified Contracts (see 15. TAXES).

Death of Annuitant (During the Annuitization Period) If the Annuitant dies during the annuity benefit payment period, remaining payments are made to the Owner throughout the guaranteed payment period, if any, or for the life of any Joint Annuitant, if any. If the Owner is the Annuitant, remaining payments are made to the Joint Owner, if any, or the named beneficiaries. In all cases the person entitled to receive payments also receives any rights and privileges under the annuity benefit payment option. 65 66

15. TAXES [TO BE UPDATED BY AMENDMENT] The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a tax advisor about the tax implications of taking action under a Contract or related retirement plan. Taxation of Non-Qualified Contracts Non-Qualified Contracts Section 72 of the Internal Revenue Code (Code) governs the income taxation of annuities in general. • Premium Payment made under Non-qualified Contracts are not excludable or deductible from your gross income or any other person’s gross income. • An increase in the Accumulated Value of a Non-qualified Contract owned by a natural person is generally not taxable until paid out as Surrender proceeds, death benefit proceeds, or otherwise. • Generally, owners who are non-natural persons (such as a trust, partnership or corporation) are immediately taxed on any increase in the Accumulated Value unless the non-natural person is acting as an agent for a natural person. The following discussion applies generally to Contracts owned by natural persons. • Full or partial withdrawals are taxed as ordinary income to the extent of the accumulated income or gain under the Contract. • The value of the Contract pledged or assigned is taxed as ordinary income to the same extent as a partial Surrender. • Annuity benefit payments: • The basic rule for taxing annuity benefit payments is that part of each annuity benefit payment is considered a nontaxable return of the investment in the Contract and part is considered taxable income. An “exclusion ratio” is applied to each annuity benefit payment to determine how much of the payment is excludable from gross income. The remainder of the annuity benefit payment is includable in gross income for the year received. • The “investment in the Contract” is generally the total of the premium payments made less any tax-free return of premiums. • After the investment in the Contract is paid out, the full amount of any annuity benefit payment is taxable. For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by us or our affiliates to the same owner within the same calendar year are treated as if they are a single contract.

Transfer of ownership may have tax consequences to the Owner. For Owners who are non-natural persons changing the Annuitant may have tax consequences to the Owner. Please consult with your tax advisor before changing the Owner or Annuitant on your Contract. Required Distributions for Non-Qualified Contracts In order for a Non-qualified Contract to be treated as an annuity contract for federal income tax purposes, the Code requires: • If the person receiving payments dies on or after the Annuitization Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of the interest is distributed at least as rapidly as under the method of distribution being used as of the date of that person’s death. 66 67

• If you die prior to the Annuitization Date, the entire interest in the Contract will be distributed: • within five years after the date of your death; or • as annuity benefit payments (or similar periodic payments) which begin within one year of your death and which are made over the life of your designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary. • If the Contract is owned by a trust, corporation or other non-natural person, then the death of the Annuitant will be treated as the death of the Owner. Generally, unless the beneficiary elects otherwise, the above requirements are satisfied prior to the Annuitization Date by paying the death benefit in a single payment, subject to proof of your death. The beneficiary may elect, by written request, to receive an annuity benefit payment option instead of a single payment. If your designated beneficiary is your surviving spouse, the Contract may be continued with your spouse deemed to be the new Owner for purposes of the Code. When the Owner receiving payments is not a natural person, the required distributions provided for in the Code apply upon the death of the Annuitant. Early Distribution Penalty If you take a premature distribution from the Contract, you may incur a 10% income tax penalty on the taxable portion of the distribution, unless the distribution is: • made on or after you reach age 591 ∕2; • made to a beneficiary on or after your death; • made upon your disability as defined in the Internal Revenue Code; • part of a series of substantially equal periodic payments for the life or life expectancy of you or you and your designated beneficiary; • made under an immediate annuity contract; or • allocable to contributions made prior to August 14, 1982. Tax reporting distributions from an annuity contract that is owned by a trust: The Internal Revenue Service (IRS) determined in Private Letter Ruling 202031008 that a non-grantor trust cannot attain age 591 ∕2, become disabled, or have a life expectancy. Thus, the IRS held that those three exceptions to the 10% penalty are not applicable to distributions from a deferred annuity contract that is owned by a non-grantor trust. Alternatively, the IRS held that a deferred annuity contract owned by a grantor trust can utilize those three exceptions if the grantor qualifies for the exception (for example, the grantor attained age 591 ∕2 at the time of the distribution). Consult a tax advisor for further information. Tax-Free Exchanges Under Section 1035 of the Code, the exchange of one annuity contract for another is not a taxable transaction if the same owner is on each contract in the exchange, but may be reportable to the IRS. Net Investment Income Tax

The Net Investment Income Tax is imposed at a rate of 3.8% on net investment income for higher tax bracket individuals. This tax may apply to an individual’s net investment income if the individual’s modified Adjustable Gross Income exceeds $200,000 for a single filer or $250,000 for a married filing jointly filer. The tax applies to income from interest, dividends, annuities, royalties and rents not obtained in a normal trade of business. The tax may also apply to certain trusts and estates with net investment income. 67 68

Income from annuities that are part of a qualified retirement plan (as described in the following section) are not treated as investment income for the purpose of this new tax and thus are not subject to the new 3.8% rate but may be includible for purposes of determining whether the applicable Net Investment Income Tax income limits are exceeded. Taxation of Qualified Contracts Tax-Qualified Contracts: IRA, SEP, and SIMPLE-IRA The Contract may be used to fund IRAs, SEPs, and SIMPLE-IRAs. • IRA — An Individual Retirement Annuity (IRA) is a retirement savings annuity. Contributions grow tax deferred. • SEP-IRA — SEP stands for Simplified Employee Pension and is a form of IRA. A SEP allows you, as an employer, to provide retirement benefits for your employees by contributing to their IRAs. • SIMPLE-IRA — SIMPLE stands for Savings Incentive Match Plan for Employees. A SIMPLE- IRA allows employees to save for retirement by deferring salary on a pre-tax basis and receiving predetermined company contributions. The tax rules applicable to owners, annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, premium payments made under a retirement program recognized under the Code are excluded from the participant’s gross income for tax purposes prior to the annuity benefit payment date (subject to applicable state law). The portion, if any, of any premium payment made that is not excluded from their gross income is their investment in the Contract. Aggregate deferrals under all plans at the employee’s option may be subject to limitations. Tax-qualified retirement arrangements, such as IRAs, SEPs, and SIMPLE-IRAs, are tax-deferred. You derive no additional benefit from the tax deferral feature of the annuity. Consequently, an annuity should be used to fund an IRA, or other tax qualified retirement arrangement to benefit from the annuity’s features other than tax deferral. These features may include guaranteed lifetime income, death benefits without Surrender Charges, guaranteed caps on fees, and the ability to Transfer among investment options without sales or withdrawal charges. Check with your tax advisor for the rules which apply to your specific situation. Premature Distributions There is a 10% additional penalty tax under the Code on the taxable portion of a “premature distribution” from IRAs, IRA rollovers, SEP-IRAs and SIMPLE-IRAs. The tax penalty is increased to 25% in the case of distributions from SIMPLE-IRAs during the first two years of participation in the SIMPLE IRA. Generally, an amount is a “premature distribution” unless the distribution is: • made on or after you reach age 591 ∕2; • made to a beneficiary on or after your death; • made upon your disability as defined in the Internal Revenue Code; • part of a series of substantially equal periodic payments for the life or life expectancy of you or you and your designated beneficiary;

• made to pay certain deductible medical expenses; • for health insurance premiums while unemployed; • for first home purchases (up to $10,000); • for qualified higher education expenses; • for qualified disaster tax relief distributions (up to $22,000); 68 69

• for qualified reservist distributions; • for amounts levied by the IRS directly against your IRA; • a qualified birth or adoption distribution (up to $5,000); or • for distributions to terminally ill individuals. For more information regarding premature distributions, please reference IRS Publication 590-B and consult your tax advisor. Rollover IRAs If you receive a lump-sum distribution from a qualified retirement plan, tax-sheltered annuity or governmental 457(b) plan, you may maintain the tax-deferred status of the distribution by rolling it over into an eligible retirement plan or IRA. You can accomplish this by electing a direct rollover from the plan, or you can receive the distribution and roll it over into an eligible retirement plan or IRA within 60 days. However, if you do not elect a direct rollover from the plan, the plan is required to withhold 20% of the taxable portion of the distribution. This amount is sent to the IRS as income tax withholding to be credited against your taxes. Amounts received prior to age 591 ∕2 and not rolled over may be subject to an additional 10% penalty tax. You may roll over amounts from a Qualified Plan directly to a Roth IRA. As part of this rollover, previously taxed deferred funds from the Qualified Plan are converted to after-tax funds under a Roth IRA. Generally, the entire rollover is taxable (unless it includes after-tax dollars) and is included in gross income in the year of the rollover/conversion. For more information, please consult your tax advisor. In addition, not more frequently than once every twelve months, an Owner may execute one tax-free indirect rollover from one IRA to another, subject to the 60-day limitation. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA providers or to Roth IRA conversions. For more information, please consult your tax advisor. Roth IRAs The Contract may be purchased to fund a Roth IRA. Contributions to a Roth IRA are not deductible from taxable income. Subject to certain limitations, a traditional IRA, SEP-IRA or SIMPLE-IRA may be converted into a Roth IRA or a distribution from such an arrangement may be rolled over to a Roth IRA. However, a conversion or a rollover to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free. For more information, please contact your tax advisor. Required Minimum Distributions for IRAs The Required Minimum Distribution (RMD) regulations dictate when individuals must start taking payments from their IRA. Generally speaking, RMDs for IRAs must begin no later than April 1 following the close of the calendar year in which you turn 73 for individuals attaining age 72 after 2022, and age 73 before 2033. In 2033 the applicable age will increase to age 75. Thereafter, the RMD is required no later than December 31 of each calendar year. The RMD rules apply to traditional IRAs, as well as SEP-IRAs and SIMPLE-IRAs, during the lifetime and after the death of IRA owners. They do not, however, apply to Roth IRAs during the lifetime of the Roth IRA Owner. If an individual owns more than one IRA, the RMD amount must be determined for each, but the actual distribution can be satisfied from a combination of one or more of the owner’s IRAs. Roth IRAs may not be aggregated with other IRAs, but may be aggregated with other Roth IRAs.

NOTE: Contractual limitations exist that may limit the ability to satisfy an individual’s multiple RMD obligations via this annuity. Failure to comply with the RMD rules can result in tax penalty of 25% on the amount by which the RMD in any year exceeds the amount actually distributed in that year. If corrected within a specified correction window the tax penalty is reduced to 10%. 69 70

Withholding Annuity benefit payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld. Notwithstanding the recipient’s election, withholding may be required on payments delivered outside the United States. Moreover, special withholding rules may require us to disregard the recipient’s election if the recipient fails to supply us with a taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the taxpayer identification number provided by the recipient is incorrect. 16. ADDITIONAL INFORMATION ABOUT THE CONTRACT The Contract The entire Contract is made up of the Contract, amendments, riders and endorsements and Data Page. Only our corporate officers can agree to change or waive any provisions of a Contract. Any change or waiver must be in writing and signed by an officer of the Company. Reliance on Rule 12h-7 The Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act. The Separate Account Most assets supporting the Contract are held in an insulated, non-unitized Separate Account established under Iowa law. These assets are not subject to the claims of the creditors of Principal Life Insurance Company. Any guarantees provided under the Contract are subject to the claims paying ability of Principal Life Insurance Company. An Owner does not have any interest in or claim on the assets in the Separate Account. In addition, neither an Owner nor amounts allocated to the Segment Options participate in the performance of the assets held in the Separate Account. We are not obligated to invest assets in the Separate Account according to specific guidelines or strategies except as may be required by Iowa or other state insurance laws. The Separate Account is not registered under the Investment Company Act of 1940. The General Account Our general obligations and any guaranteed benefits under this Contract are supported by our General Account and are subject to Principal Life Insurance Company’s creditworthiness and claims paying ability. In the Annuitization phase, assets supporting annuity payments are held in the General Account. Assets in the General Account are not segregated for the exclusive benefit of any particular contract or obligation. General Account assets are also available to our general creditors and for conducting routine business activities, such as the payment of salaries, rent and other ordinary business expenses. The General Account is subject to regulation and supervision by the Iowa Insurance Division and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Delay of Payments and Other Transactions

In general, we make payment of any amount due under the Contract within seven (7) days from the date we receive a request for payment in Good Order (or earlier if required by law). We generally process other transaction requests as of the close of the Valuation Day on which we receive them in Good Order. We reserve the right to delay payments for up to six months, as permitted by state law. 70 71

We also reserve the right to suspend or delay payment or processing of transactions under the following circumstances: (i) the NYSE is closed (other than customary weekend and holiday closings); (ii) trading on the NYSE is restricted; (iii) an emergency exists such that we cannot calculate the Accumulated Value; or (iv) during any other period when a regulator by order, so permits. In addition, we reserve the right to defer payment of that portion of your Accumulated Value that is attributable to a Premium Payment made by check for a reasonable period of time (not to exceed 15 business days) to allow the check to clear the banking system. Setting Cap Rates, Participation Rates and Annual Interest Rates The Company retains the right to change the Cap Rate, Participation Rate, and Annual Interest Rate for each applicable Segment Option for each new Segment Term at its discretion, subject to the minimum Cap Rate, minimum Participation Rate, and minimum crediting rate for each applicable Segment Option. The Company considers a number of factors when determining whether to make these changes. We manage the market risk associated with our obligation to provide Segment Credits for Index- Linked Segment Options in part by trading call and put options and other derivative instruments on the available indices. The costs of the call and put options and other derivative instruments vary based on market conditions, and we may adjust future Cap Rates and Participation Rates based on these changes. You bear the risk that we may reduce the Cap Rates and Participation Rates for future Segment Terms, which will reduce the amount of positive Segment Credit that you may receive. We determine the applicable Cap Rate and Participation Rate for each Segment Option at our sole discretion. Rates offered on Segment Option renewals may be different from those offered to new investors or offered to you at Contract issuance. We also consider various factors in determining the Buffer Rates and Floor Rates, including available investment returns, the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Buffer Rates and Floor Rates at our sole discretion, and the Buffer Rate or Floor Rate is guaranteed to never change on a particular Segment Option as long as the Segment Option is available. Misstatement of Age or Gender If the age or, where applicable, gender of the Annuitant has been misstated, we adjust the annuity benefit payment under your Contract to reflect the amount that would have been payable at the correct age and gender. If we make any overpayment because of incorrect information about age or gender, or any error or miscalculation, we deduct the overpayment from the next annuity benefit payment(s) due. Underpayments are added to the annuity benefit payment. With regard to the Accumulation Phase of the Contract, we reserve the right to correct the Contract features to what they would have been based on the correct age and gender. We also reserve the right to take corrective action with respect to benefits that were paid out that shouldn’t have been.

Such a correction could include a change to the calculation of the death benefit or the Required Minimum Distribution amount for your Contract based on the correct age. If an overpayment of death benefits has already occurred based on the incorrect age, we may request return of the overpayment. If an underpayment of death benefits has already occurred based on the incorrect age, we will correct the underpayment. If a partial withdrawal to satisfy the Required Minimum Distribution amount of your Contract has already been taken, we will correct Contract values based on the partial withdrawal being taken based on the correct age. Assignment If your Contract is part of your qualified plan, IRA, SEP, or SIMPLE-IRA, you may not assign ownership. 71 72

You may assign ownership of your Non-qualified Contract. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment. An assignment or pledge of a Contract may have adverse tax consequences. An assignment must be made in writing and filed with us at our Home Office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the Annuitant and beneficiary, are subject to any assignment on file with us. Any amount paid to an assignee is treated as a partial Surrender and is paid in a single payment. The Company may refuse any assignment or transfer at any time on a non-discriminatory basis. Contract Termination We reserve the right to terminate the Contract and make a single payment (without imposing any charges) to you if your Accumulated Value at the end of the accumulation period is less than $2,000. Termination of the Contract will not unfairly discriminate against the Owner. Telephone and Internet Services If you elect telephone services or you elect internet services and satisfy our internet service requirements (which are designed to ensure compliance with federal UETA and E-SIGN laws), instructions for the following transactions may be given to us via the telephone or internet: • make Segment Option allocation changes prior to the initial Segment Start Date; • make Segment Option transfers; • address changes; • Segment lock-ins; and • make withdrawals from your Contract in accordance with the Company's current withdrawal guidelines. Neither the Company nor the Separate Account is responsible for the authenticity of telephone service or internet transaction requests. We reserve the right to refuse telephone service or internet transaction requests. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We follow procedures in an attempt to assure genuine telephone service and internet transactions. If these procedures are not followed, we may be liable for loss caused by unauthorized or fraudulent transactions. The procedures may include recording telephone service transactions, requesting personal identification (for example, name, address, security phrase, password, daytime telephone number, or birth date) and sending written confirmation to your address of record. Instructions received via our telephone services and/or the internet are binding on both Owners if the Contract is jointly owned. If the Contract is owned by a business entity or a trust, an authorized individual (with the proper password) may use telephone and/or internet services. Instructions provided by the authorized individual are binding on the Owner. We reserve the right to modify or terminate telephone service or internet transaction procedures at any time. Whenever reasonably feasible, we will provide you with prior notice (by mail or by email, if previously authorized by you) if we modify or terminate telephone service or internet transaction procedures. In some instances, it may not be reasonably feasible to provide prior notice if we modify or terminate telephone service or internet transaction procedures; however, any modification or termination will apply to all contract owners in a non-discriminatory fashion. Telephone Services Telephone services are available to you. Telephone services may be declined on the application or at any later date by providing us with written Notice. You may also elect telephone authorization for your registered representative by providing us written Notice. 72 73

If you elect telephone privileges, instructions • may be given by calling us at 1-800-852-4450 while we are open for business (generally, between 8 a.m. and 6 p.m. Eastern Time on any day that the NYSE is open). • that are in Good Order and received by us before the close of a Valuation Day will be effective as of the close of that Valuation Day. • that are in Good Order and received by us after the close of a Valuation Day will be effective as of the close of the next Valuation Day. • that are not in Good Order when received by us will not be effective until we receive Good Order instructions. Internet Internet services are available to you if you register for a secure login on the Principal Financial Group web site, www.principal.com. You may also elect internet authorization for your registered representative by providing us written Notice. If you register for internet privileges, instructions • that are in Good Order and received by us before the close of a Valuation Day will be effective as of the close of that Valuation Day. • that are in Good Order and received by us after the close of a Valuation Day will be effective as of the close of the next Valuation Day. • that are not in Good Order when received by us will not be effective until we receive Good Order instructions. Important Information About Customer Identification Procedures To help the government fight the funding of terrorism and money laundering activities, Federal law requires financial institutions to obtain, verify, and record information that identifies each person who applies for a Contract. When you apply for a Contract, we will ask for your name, address, date of birth, and other information that will allow us to verify your identity. We may also ask to see your driver’s license or other identifying documents. If concerns arise with verification of your identification, no transactions will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity within 30 days of our receipt of your Premium Payment, the Contract will be terminated and any value surrendered in accordance with normal procedures. We do not knowingly sell annuities that are for the benefit of a business/organization that is illegal under Federal and/or State law (such as a marijuana clinic), or a person who owns or receives income from such an entity or whose source of funds is illegal. State Regulation The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Iowa Insurance Division. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior Contract

Year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa, or the Commissioner’s representatives, at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company. In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments. 73 74

Financial Statements and Independent Registered Public Accounting Firm The consolidated financial statements of Principal Life Insurance Company are included in this prospectus. See 19. FINANCIAL STATEMENTS. The audited financial statements included herein have been audited by [ ], independent registered public accounting firm, [ ], for the periods indicated in their reports. The financial statements should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to the performance of the Segment Options. Legal Proceedings We are regularly a party to litigation, arbitration proceedings and governmental examinations in the ordinary course of our business. While we cannot predict the outcome of any pending or future litigation or examination, we do not believe that any pending matter, individually or in the aggregate, will have a material adverse effect on our or principal underwriter’s business. Additional disclosure concerning legal proceedings can be found in 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 14, Contingencies, Guarantees, Indemnifications and Leases under the caption, “Litigation and Regulatory Contingencies” and 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 12, Income Taxes under the caption, “Other Tax Information,” which are incorporated here by this reference. Householding To avoid sending duplicate copies of materials to Owners, only one copy of the applicable prospectus will be mailed to Owners having the same name and address on our records. The consolidation of these mailings, called householding, benefits us through reduced mailing expense. If you want to receive multiple copies of these materials, you may call us at 1-800-852-4450. You may also notify us in writing. Individual copies of prospectuses and reports will be sent to you within thirty (30) days after we receive your request to stop householding. Disclosure of Commission Position on Indemnification Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. 17. STATE VARIATIONS APPENDIX D describes modifications to the information in this prospectus based on specific requirements by one or more state insurance departments as of the date of this prospectus. 18. INFORMATION ABOUT THE COMPANY [TO BE UPDATED BY AMENDMENT] Company’s History

The Company is a stock life insurance company with authority to transact life and annuity business in all states of the United States and the District of Columbia. The Company’s home office is located at: Principal Financial Group, Des Moines, Iowa 50392. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a wholly owned direct subsidiary of Principal Financial Group, Inc., a publicly-traded company. On June 24, 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. The Company became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911. In 1986, the Company changed its name to Principal Mutual Life Insurance Company. In 1998, the Company became Principal Life Insurance Company, a subsidiary stock life insurance company of Principal Mutual Holding Company, as part of a reorganization into a mutual insurance holding company structure. In 2001, Principal Mutual Holding Company converted to a stock company through a process called demutualization, resulting in the current organizational structure. 74 75

The direct subsidiaries of the Company are: Principal Real Estate Holding Company, LLC; Principal Reinsurance Company of Vermont; Principal Reinsurance Company of Vermont II; Principal Reinsurance Company of Delaware II; Principal Reinsurance Company of Delaware; and Principal Holding Company, LLC. Company’s Business Principal Life Insurance Company (“PLIC”) along with its consolidated subsidiaries is a diversified financial services organization offering businesses, individuals and institutional clients a wide range of financial products and services, including retirement and insurance in the U.S. We are a direct wholly owned subsidiary of Principal Financial Services, Inc. (“PFS”), which in turn is a direct wholly owned subsidiary of Principal Financial Group, Inc. (“PFG”). We offer a broad array of retirement and employee benefit solutions and individual insurance solutions to meet the needs of the business owners and their employees. We are a leading provider of defined contribution plans. We are also a leading employee stock ownership plan (“ESOP”) consultant. In addition, we are a leading provider of nonqualified plans, defined benefit plans and pension risk transfer services. We are also one of the largest providers of specialty benefits insurance product solutions. We believe small and medium-sized businesses are an underserved market, offering attractive growth opportunities in the retirement and employee benefit markets. Our Reportable Segments We organize our businesses into the following reportable segments: • Retirement and Income Solutions and • U.S. Insurance Solutions. We also have a Corporate segment, which consists of the assets and activities that have not been allocated to any other segment. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 18, Segment Information for financial results of our segments. On February 28, 2023, we announced that we will report the results of the Retirement and Income Solutions segment in total and not separated into Fee and Spread components. In addition, the U.S. Insurance Solutions segment name has been updated to Benefits and Protection. We will continue to report the results of Specialty Benefits and Life Insurance within the Benefits and Protection segment. We plan to implement these changes during 2023. Reinsurance Transaction During the second quarter of 2022, we closed a coinsurance with funds withheld reinsurance transaction with Talcott Life & Annuity Re, Ltd. (“Talcott Life & Annuity Re”), a limited liability company organized under the laws of the Cayman Islands and an affiliate of Talcott Resolution Life, Inc., a subsidiary of Sixth Street, pursuant to which we ceded our in-force U.S. retail fixed annuity and universal life insurance with secondary guarantee (“ULSG”) blocks of business (the “Reinsurance Transaction”). The economics of the Reinsurance Transaction were effective as of January 1, 2022. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 10, Reinsurance, for further details. 75

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Retirement and Income Solutions Segment Our asset accumulation activities in the U.S. date back to the 1940s when we first began providing pension plan products and services. We offer a comprehensive portfolio of products and services for retirement savings along with select products for retirement income: • To businesses of all sizes, we offer products and services for defined contribution plans, including 401(k) and 403(b) plans; defined benefit plans; nonqualified executive benefit plans; stock services, including ESOPs and equity compensation; and pension risk transfer services; • To large institutional clients, we also offer investment only products, including guaranteed investment contracts (“GICs”); • To employees of businesses and other individuals, we offer the ability to accumulate savings and provide an income stream for retirement and other purposes through mutual funds, individual variable annuities and bank products; and • To non-retirement businesses, we offer trust and custody services. We organize our Retirement and Income Solutions operations into two business groupings: • Retirement and Income Solutions — Fee: includes workplace savings and retirement solutions (“WSRS”, formerly known as “full service accumulation”), trust and custody services and individual variable annuities; and • Retirement and Income Solutions — Spread: includes investment only, pension risk transfer, banking services and individual fixed annuities. As of September 30, 2021, we ceased sales of our individual fixed annuity products and the block of business existing as of January 1, 2022, was reinsured as part of the Reinsurance Transaction. Retirement and Income Solutions — Fee (i) Workplace Savings and Retirement Solutions We offer a wide variety of investment and administrative products and services for defined contribution plans, including 401(k) and 403(b) plans; defined benefit plans; nonqualified executive benefit plans and stock services, including ESOPs and equity compensation. (a) Products WSRS products respond to the needs of plan sponsors seeking both administrative and investment services for defined contribution plans or defined benefit plans. The investment component of both the defined contribution and defined benefit plans may be in the form of a guaranteed account, separate account, a mutual fund offering or a collective investment trust. In addition, defined contribution plan sponsors may also offer their own employer securities as an investment option under the plan. We deliver both administrative and investment services to our defined contribution plan and defined benefit plan customers through annuity contracts, collective investment trusts and mutual funds. Group annuity contracts and collective investment trusts used to fund qualified plans are not required to be registered with the United States Securities and Exchange Commission (“SEC”). Our mutual fund service platform is called Principal Advantage. It is a qualified plan service package based on a series mutual fund, Principal Funds, Inc. We offer investments covering the full range of stable value, equity, fixed income, real estate and international investment options. In addition, WSRS offers plan sponsors trust services through an affiliated trust company. (b) Markets and Distribution We offer our WSRS products and services to plans, including qualified and nonqualified defined contribution plans and defined benefit plans. These products and services are offered to businesses of all sizes including plans sponsored by small and mid-sized businesses, which we believe remains underpenetrated, and large institutional clients. We distribute our WSRS products and services nationally, primarily through a captive retirement services sales force. Retirement services sales representatives are an integral part of the sales process alongside the referring consultant or independent advisor. We compensate retirement services sales representatives through a blend of salary and production-based incentives. We administer, on behalf of the plan, commission or fee payments to independent advisors, consultants and agents. 76 77

We have a staff of service and education specialists located across the U.S. These specialists play a key role in the ongoing servicing of plans by providing local services to our customers, such as reviewing plan performance, investment options and plan design; communicating the customers’ needs and feedback to us and helping employees understand the benefits of their plans. The following summarizes our distribution channels: • We distribute our annuity-based products through intermediaries who are primarily state licensed individuals. • Principal Advantage platform is targeted at defined contribution plans through broker-dealer distribution channels. Principal Advantage gives us access to Financial Industry Regulatory Authority registered distributors who are not traditional sellers of annuity-based products and broadens opportunities for us in the investment advisor and broker-dealer distribution channels. • Through our Retire Secure strategy we provide financial education and other assistance to individual investors who are participants/members of employer-based accumulation solutions to help them achieve financial security. We believe our approach to WSRS plan services distribution, which gives us a targeted sales and service presence, along with our offering of Principal® Total Retirement Solutions differentiates us from many of our competitors. We have also established a number of marketing and distribution relationships to increase the sales of our products and services. (ii) Individual Variable Annuities Individual variable annuities, which are savings vehicles through which the customer makes one or more deposits of varying amounts and intervals, are offered to individuals. (a) Products Our individual variable deferred annuities provide customers with the flexibility to allocate their deposits to mutual funds with variable and guaranteed options. Generally speaking, the customers bear the investment risk for the variable options and have the right to allocate their assets among various separate mutual funds. The value of the annuity fluctuates in accordance with the experience of the mutual funds chosen by the customer. For certain of our variable annuity products, customers have the option to allocate all or a portion of their account to our guaranteed option, in which case we credit interest at rates we determine, subject to contractual minimums. For certain of our variable annuity products, customers may elect a living benefit guarantee (commonly known in the industry as a guaranteed minimum withdrawal benefit, or “GMWB”). We bear the GMWB investment risk. Our goal is to hedge the GMWB investment risk through the use of sophisticated risk management techniques. Our major source of revenue from individual variable annuities is mortality and expense fees we charge to the customer, generally determined as a percentage of the market value of the assets held in a separate investment sub-account. (b) Markets and Distribution Our target markets for individual variable annuities include owners, executives and employees of small and medium-sized businesses and individuals seeking to accumulate and/or eventually receive distributions of assets for retirement. We market variable annuities to individuals for both qualified and nonqualified retirement savings. We sell our individual variable annuity products primarily through our affiliated financial representatives and unaffiliated broker-dealer firms.

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Retirement and Income Solutions — Spread (i) Investment Only (a) Products The two primary products for which we provide investment only services are GICs and funding agreements. GICs and funding agreements pay a specified rate of return. The rate of return can be a floating rate based on an external market index or a fixed rate. Our investment only products contain provisions disallowing or limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Deposits to investment only products are predominantly in the form of single payments. As a result, the level of new deposits can fluctuate from one fiscal quarter to another. The amounts earned by us are derived in part from the difference between the investment income earned by us and the amount credited to the customer. (b) Markets and Distribution Funding agreements are issued directly to non-qualified institutions, the Federal Home Loan Bank of Des Moines (“FHLB Des Moines”) and unconsolidated special purpose entities. As part of our funding agreement-backed note programs, U.S. and foreign institutional investors purchase debt obligations from the special purpose entity which, in turn, purchases the funding agreement from us with terms similar to those of the debt obligations. The strength of this market is dependent on debt capital market conditions. As a result, our sales through this channel can vary widely from one quarter to another. (ii) Pension Risk Transfer (a) Products Pension risk transfer products respond primarily to the needs of pension plan sponsors in the form of single premium group annuities, which are immediate or deferred annuities that provide a current or future specific income amount, fully guaranteed by us. The majority of our business originates from defined benefit plans that are being terminated. In these situations, the plan sponsor transfers all its obligations under the plan to an insurer by paying a single premium. Generally, plan sponsors restrict their purchases to insurance companies with superior or excellent financial quality ratings because the Department of Labor (“DOL”) has mandated that annuities be purchased only from the “safest available” insurers. Since premium received from pension risk transfer products is generally in the form of single payments, the level of premiums can fluctuate depending on the number of large-scale annuity sales in a particular quarter. (b) Markets and Distribution Our primary distribution channel for pension risk transfer products is comprised of several specialized home office sales consultants working through consultants and brokers that specialize in this type of business. Our sales consultants also make sales directly to institutions. Our nationally dispersed retirement services sales representatives act as a secondary distribution channel for these products. (iii)Banking Services

Principal Bank is a U.S. federal savings bank that was formed in February 1998. Principal Bank operates under a limited purpose charter and may only accept deposits held in a fiduciary capacity; however, it may not hold demand deposits. It also may not own commercial loans or originate loans. (a) Products Individual retirement accounts are provided by Principal Bank, primarily funded by retirement savings rolled over from qualified retirement plans. Principal Bank offers Federal Deposit Insurance Corporation (“FDIC”) insured cash solutions for customers in the form of savings accounts, money market accounts and certificates of deposit. The deposit products provide a relatively stable source of funding and liquidity for Principal Bank and are backed by purchases of investment securities and residential mortgage loans. 78 79

(b) Markets and Distribution Principal Bank offers products and services primarily to participants rolling out of qualified retirement plans largely serviced by affiliates of PFG. Principal Bank services customers by telephone, mail and internet and offers digital advice services through its subsidiary, Principal Advised Services, LLC. (iv) Individual Fixed Annuities In 2021, we ceased sales of individual fixed annuity products, and in 2022, we reinsured the block of business existing as of January 1, 2022, with Talcott Life & Annuity Re as part of the Reinsurance Transaction. Annuitizations from existing products occurring after this date are not reinsured. U.S. Insurance Solutions Segment Our U.S. Insurance Solutions segment activities date back to 1879 when we first began selling individual life insurance products. We expanded our offering to include group insurance products in the 1940s and have continued to expand our product portfolio over time. We are uniquely positioned to protect businesses through our broad set of solutions, our expertise and the experiences we offer. • We protect their employees by offering a comprehensive set of employee benefits that helps recruit and retain talent including nonqualified deferred compensation, employer paid and voluntary group benefits, and guaranteed standard issue life and individual disability insurance. • We protect their business in the event of a death, disability or resignation of a key employee or future change in management through business owner solutions and disability solutions. • We protect business owners and their personal needs by helping maintain their lifestyle through life or disability insurance and building and protecting their retirement savings. We organize our operations into two divisions: Specialty Benefits insurance and Individual Life insurance. However, we share key resources in our core areas such as strategic leadership, distribution, operations and marketing. Specialty Benefits Insurance Specialty Benefits insurance, which includes group dental, vision, life, critical illness, accident, paid family and medical leave (“PFML”), disability insurance and individual disability insurance, is an important component of the employee benefit offering at small and medium-sized businesses. (i) Products and Services Group Dental and Vision Insurance. Our plans provide partial reimbursement for dental and vision expenses. In addition to indemnity and preferred provider organization dental offered on both an employer paid and voluntary basis, we offer a prepaid dental plan in Arizona through our Employers Dental Services, Inc. subsidiary. We also offer a discount dental product nationally. Our indemnity vision and our managed care vision products are offered on both an employer paid and voluntary basis. Group Life and Other Insurance. Our group life insurance provides coverage to employees and their dependents for a specified period. We currently sell traditional group life insurance that does not provide for accumulation of cash values on both an employer paid and voluntary basis. Our group life insurance business remains focused on the traditional, annually renewable term product.

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Group Disability Insurance. Our group disability insurance provides a benefit to insured employees who become disabled. In most instances, this benefit is in the form of a monthly income. Our group disability products include both short-term and long-term disability, offered on both an employer paid and voluntary basis. We also provide disability management services, called rehabilitation services, to assist individuals in returning to work as quickly as possible following disability. We work with disability claimants to improve the approval rate of Social Security benefits, thereby reducing payment of benefits by the amount of Social Security payments received. We also offer voluntary critical illness insurance, which provides a lump- sum cash benefit to pay for additional expenses associated with the five most common critical illnesses, and voluntary accident insurance, which pays a lump sum when covered injuries occur because of an accident. In 2021, we began selling PFML on a limited basis, which provides paid time off to care for specified family needs or an employee’s own serious health condition. Individual Disability Insurance. Individual disability insurance has been sold since the early 1950s. Our individual disability insurance products provide income protection to the insured member and/or business in the event of disability. In most instances, this benefit is in the form of a monthly income. In addition to income replacement, we offer products to pay business-related costs such as overhead expenses for a disabled business owner, buy-out costs for business owners purchasing a disabled owner’s interest in the business, expenditures for replacement of a key person and business loan payments. We also offer a product to protect retirement savings in the event of disability. Fee-for-Service. We offer administration of group dental, disability and vision benefits on a fee-for- service basis. Individual Life Insurance We specialize in providing solutions for small to medium-sized businesses to protect against risk and loss, assist with succession planning and wealth transfer and to build and protect wealth for retirement. We also provide solutions to meet the personal needs of business owners, executives and key employees. As of September 30, 2021, we narrowed our focus to the business market and ceased sales to the retail consumer market. In 2022, we reinsured our ULSG block of business with Talcott Life & Annuity Re as part of the Reinsurance Transaction. (i) Products and Services Our Business Owner Solutions platform as well as our nonqualified deferred compensation offering combines administration and consulting to service our clients’ needs. We focus on the business and personal insurance needs of owners, executives and key employees of small and medium-sized businesses with an emphasis on providing insurance solutions for nonqualified executive benefits. We no longer market our products to retail customers. We offer a variety of individual life insurance products, both interest sensitive (including universal life, variable universal life and indexed universal life insurance) and traditional. Interest Sensitive. We offer universal life, variable universal life and indexed universal life insurance products. These products offer the policyholder the option of adjusting both the premium and the death benefit amounts of the insurance contract. Universal life insurance typically includes a cash value account that accumulates at a credited interest rate based on the investment returns of the block of business. Variable universal life insurance is credited with the investment returns of the various investment options selected by the policyholder. Indexed universal life is credited with investment returns tied to an external index, subject to a contractual minimum and maximum. After a deduction for policy level expenses, we credit net deposits to an account maintained for the policyholder. For universal life contracts, the entire account balance is invested in the general account. Interest is credited to the policyholder’s account based on the earnings on general account investments, subject to contractual minimums. For variable universal life contracts, the policyholder may allocate the account balance among our general account and a variety of mutual funds underlying the contract. Interest is credited on amounts allocated to the general account in the same manner as for universal life. Net investment performance on mutual funds is allocated directly to the policyholder accounts; the policyholder bears the investment risk. For indexed universal life, the policyholder may allocate the account balance among our general account and two index accounts. Interest is credited on amounts allocated to the general account in the same manner as for universal life. Net investment performance on the index accounts is allocated directly to the policyholder accounts, subject to the contractual minimum and maximum. Some of our interest sensitive contracts contain what are commonly referred to as “secondary” or “no-lapse” guarantee provisions. These no-lapse guarantees keep the contract in force, even if the policyholder’s account balance is insufficient to cover all of the contract charges, provided that the policyholder has continually paid a specified minimum premium. Starting in January 2021, we no longer market universal life insurance with lifetime secondary guarantee provisions. 80 81

Traditional Life Insurance. Traditional life insurance includes term, whole and adjustable life insurance products. Term insurance products provide a guaranteed death benefit for a specified period of time in return for the payment of a fixed premium. Whole life policies provide a guaranteed death benefit and a cash surrender value in return for payment of fixed premiums. Adjustable life insurance products provide a guaranteed benefit in return for the payment of a fixed premium while allowing the policyholder to set the coverage period, premium and face amount combination. U.S. Insurance Solutions Markets and Distribution For each of our products, administration and distribution channels are customized to meet customer needs and expectations for that product. We market our group insurance products to small and medium-sized businesses, through brokers and consultants. We sell our group insurance products in all 50 states and the District of Columbia. We continually adapt our products and pricing to meet local market conditions and to comply with state and federal legislation. We market our fee-for-service capabilities to employers that self-insure their employees’ dental, disability and vision benefits. We market our fee-for-service businesses in all 50 states and the District of Columbia. The group insurance market continues to see a shift to voluntary/worksite products due to various pressures on employers. In keeping with this market change, which shifts the funding of such products from the employer to the employee, we continue to place an enhanced focus on our voluntary benefits platform. We believe the voluntary/worksite market presents growth opportunities and we will continue to develop strategies to capitalize on this expanding market. Service representatives play a key role in servicing the case by providing local, responsive services to our customers and their brokers, such as renewing contracts, revising plans, solving administrative issues and communicating the customers’ needs and feedback to us. We sell our individual life and individual disability insurance products in all 50 states and the District of Columbia, primarily targeting owners, executives and key employees of small and medium-sized businesses. Our life insurance sales efforts focus on the Nonqualified Deferred Compensation and the Business Solutions market. This strategy offers solutions to address business owner financial challenges such as exiting the business, business transition, retaining key employees and retirement planning. Key employees also have needs to supplement retirement income, survivor income and business protection. We believe the Business Owner Solutions segment offers growth opportunities and we will continue to develop strategies to capitalize on this expanding market. We distribute our individual life and individual disability insurance products through our affiliated financial representatives and independent brokers, as well as other marketing and distribution alliances. To meet the needs of the various marketing channels, particularly the independent brokers, we employ wholesale distributors — Regional Vice Presidents for nonqualified, business solutions and individual disability. Corporate Segment Our Corporate segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate segment primarily reflect our financing activities (including financing costs), income on capital not allocated to other segments, inter-segment eliminations, income tax risks and certain income, expenses and other adjustments not allocated to the segments based on the nature of such items. Results of our exited group medical and long-term care insurance businesses are reported in this segment. 81

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Competition Competition is based on a number of factors including: customer segments, types of solutions, product features, service, go-to-market strategies, price, investment performance, commission structure, distribution capacity, financial strength ratings and name recognition. We compete with a large number of financial services companies such as banks, mutual funds, institutional trust companies, broker-dealers, insurers and retirement providers. Some of these companies may offer a broader array of products, more competitive pricing, greater diversity of distribution sources, better brand recognition or, with respect to insurers, higher financial strength ratings. Some may also have greater financial resources with which to compete or may have better investment performance at various times. We believe we distinguish ourselves from our competitors through: • the synergistic value of our diversified portfolio; • our ability to integrate solutions and services; • our focus on high growth markets; • our retirement expertise; • our expertise in targeted customer segments (i.e., small and medium-sized businesses) and • the power of our distribution relationships. Regulation Our businesses are subject to regulation and supervision by U.S. federal and state regulatory authorities, which can have a significant effect on our business. Our businesses are also affected by U.S. federal, state and local tax laws. U.S. Insurance Laws and Regulations We are subject to the insurance holding company laws in the states where our insurance companies are domiciled. We are domiciled in Iowa and our principal insurance regulatory authority is the Insurance Division of the Department of Commerce of the State of Iowa. Our other U.S. insurance companies are principally regulated by the insurance departments of the states in which they are domiciled. These laws generally require each insurance company directly or indirectly owned by the holding company to register with the insurance department in the insurance company’s state of domicile and to furnish financial and other information about the operations of the companies within the holding company system. Most states have insurance laws that require regulatory approval of a direct or indirect change in control of an insurer or an insurer’s holding company and laws that require prior notification to state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state. Annually, our U.S. insurance companies must submit an opinion from a board-appointed qualified actuary to state insurance regulators, where licensed, on whether the statutory assets held backing statutory reserves are sufficient to meet contractual obligations and related expenses of the insurer. If such an opinion cannot be rendered noting the sufficiency of assets, the insurance company must set up additional statutory reserves drawing from available statutory surplus until such an opinion can be given. State insurance departments have broad administrative powers over the insurance business, including insurance company licensing and examination, agent licensing, establishment of reserve requirements and solvency standards, premium rate regulation, admittance of assets to statutory surplus, policy form approval, unfair trade and claims practices regulation and other matters. State insurance statutes also typically place restrictions and limitations on the amount of dividends or other distributions payable by insurance company subsidiaries to their parent companies. See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources in this section for further details. In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners (“NAIC”) has established risk-based capital (“RBC”) standards. The standards require life insurers to submit a report to state regulators on an annual basis regarding their RBC based upon categories of risk including the following: asset risk, insurance risk, interest rate risk and business and operational risk. As of December 31, 2022, the statutory surplus of each of our U.S. life insurance companies exceeded the minimum RBC requirements. 82 83

The following authorities regularly make inquiries and conduct examinations or investigations regarding our compliance with applicable laws and regulations: • state and federal insurance regulatory authorities; • state and federal securities regulatory authorities; • federal agencies, such as the DOL; • state law enforcement agencies and • state attorneys general. Each state has insurance guaranty association laws under which insurers doing business in a state can be assessed, up to prescribed limits, in order to cover contractual benefit obligations of insolvent insurance companies. The guaranty associations levy assessments on each member insurer in a jurisdiction on the basis of the proportionate share of the premiums written by such insurer in the lines of business in which the insolvent insurer is engaged. Some jurisdictions permit the member insurers to recover the assessments paid through full or partial premium tax offsets. U.S. Executive Orders The President of the United States manages the operations of the Executive branch of Government through Executive orders. As a U.S.-based business, we are subject to certain Executive orders that could affect our business, operations, regional footprint, risk management strategies and investments and increase our costs of compliance. Securities Regulation Insurance and investment products that require registration with the SEC, such as variable annuities, variable life insurance, registered index-linked annuities and some funding agreements that constitute securities are subject to securities laws and regulations, including U.S. state securities regulation as well as U.S. federal regulation under the SEC and other regulatory authorities. These regulations affect investment advice, sales and related activities for these products and the compliance oversight construct. Employee Retirement Income Security Act As we provide products and services for U.S. and Puerto Rico employee benefit plans, we are subject to regulation under the Employee Retirement Income Security Act (“ERISA”). ERISA provisions include reporting and disclosure requirements and standards of conduct. Banking Regulation Principal Bank, a wholly owned subsidiary, is a U.S. federal savings bank regulated by the Office of the Comptroller of the Currency. Principal Bank’s depositors are insured by the FDIC up to specified limits, making Principal Bank subject to certain of the FDIC’s regulations. Trust Regulation Delaware Charter Guarantee & Trust Company conducting business as Principal Trust Company, a wholly owned subsidiary, is a Delaware state chartered trust company regulated by the State of Delaware Office of the State Bank Commissioner. Principal Trust Company is subject to Delaware banking and trust law.

Environmental Regulation As we own and operate real property, we are subject to U.S. federal, state and local environmental laws and could be subject to environmental liabilities and costs associated with required remediation of our properties. We routinely have environmental assessments performed for real estate being acquired or used as collateral for commercial mortgages we use for investment. 83 84

Risk Management Like all financial services companies, we are exposed to a wide variety of financial, operational and other risks, as described in “Risk Factors.” We have formalized our enterprise risk management approach to enable us to have the right people, culture, tools, knowledge, information, processes and controls in place to effectively identify, measure, monitor, communicate and manage risks within established limits and risk tolerances. Enterprise Risk Management is a key component of our business model. It helps us: • Identify and successfully manage those risks that present profitable growth opportunities and avoid those that don’t. • Balance the sometimes-competing demands of our various constituencies; meet our customer obligations and satisfy regulatory requirements. We utilize an integrated risk management framework to help us identify, assess, monitor, report, manage and aggregate our material risks within established risk appetites and risk tolerances. The framework delivers important perspective that is used in strategic and tactical decision making and is adaptable to changes in our businesses and in the external environments in which we operate. Our approach also requires a commitment to continuous improvement and ongoing validation. Our governance structure includes Board of Directors oversight, internal risk committees, an enterprise risk management function and embedded risk professionals in our business units and functional areas. Our internal risk committees meet on a regular and frequent basis to discuss various issues and review profile status. Each business unit has its own committee that is responsible for oversight of the material risks within the unit or area. These committees may include corporate leaders. We also have internal committees that provide oversight around a certain risk or group of related risks across the organization. This matrix approach helps us maintain comprehensive risk coverage and preserve an integrated view of risks. The Enterprise Risk Management Committee, comprised of members from the Executive Management Group, exercises enterprise-wide oversight for our most significant risk profiles. The business units and functional areas have primary responsibility for identifying, assessing, monitoring, reporting and managing their own risks. Chief Risk Officers dedicated to each business unit, and the enterprise Chief Risk Officer and supporting staff are independent of the business areas and work closely with the objective and dedicated risk professionals in the business areas to provide objective oversight, framework enablement and aggregated risk analysis. This results in a model where risk management can be closer to actual risks while also facilitating effective oversight and consolidation at the enterprise level. Internal Audit provides independent, risk-based and objective assurance and advice designed to add value and improve our operations. It helps us accomplish our objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, internal control and governance processes; and by promoting continuous improvement. The Chief Internal Auditor reports functionally to the Board Audit Committee and administratively to the enterprise Senior Vice President and Chief Risk Officer. Risk appetites, tolerances and limits have been established from an enterprise-wide and business unit perspective for specific risk categories, where appropriate. We monitor a variety of risk metrics on an ongoing basis and take the appropriate steps to manage our established risk appetites and tolerances. Quarterly risk reporting provides a feedback loop between business units, functional areas, our internal risk committees and the enterprise risk management function. This reporting also includes perspectives on emerging risk. To the extent potentially significant business activities or operational initiatives are considered, analysis of the possible impact on our risk profile takes place. This analysis includes, but is not limited to, the capital implications; the impact on near term and long-term earnings; the ability to meet our targets with respect to return on equity, liquidity, debt/capital, cash coverage, business risk and operational risk; and the impact to our reputation. 84 85

Human Capital We do not have employees of our own, but rather are provided our personnel by an affiliate, Principal Workforce, LLC (“Principal Workforce”). As of December 31, 2022, Principal Workforce employed approximately 11,900 people. These employees work from many locations across multiple businesses and are united behind a common purpose: to help more people and businesses gain greater access to financial security. We start by listening to our customers to understand their needs, goals and barriers. From there, we leverage our expertise to provide the guidance, products and experiences to create opportunities for more people to save, invest and protect their financial futures. Our purpose serves as a foundation for attracting, retaining and developing a workforce motivated by quality employment and purposeful work. In 2022 we continued to acquire top talent amid a tight labor market. Our flexible work arrangements allowed leaders access to diverse talent. We have a long history of supporting employees’ work arrangement needs; and, as we emerge from the COVID-19 pandemic, we continue to offer flexibility to our teams. We are clear that our top priorities remain the needs of our customers and our business, and we rely on our leadership community to manage the flexibility and work arrangements of our workforce while effectively enabling these top priorities. We invest in the growth and development of our employees in a variety of ways, including through experiential learning, relationships with colleagues, formal programming and just-in-time resources. We curate learning content that aligns with enterprise priorities to ensure employees have the skills necessary to contribute to our success now and into the future. These investments also make certain that our employees can develop the skills most critical to their current and future career aspirations. We continue to pilot new programs that help onboard new hires and enable all our employees to navigate their career. Additional targeted development opportunities exist for leaders and employees identified as high potential talent. We know a diverse workforce and inclusive culture make us stronger, which is why we strive to provide a work environment where every employee feels welcomed, respected and has an opportunity to thrive. We are committed to providing our leaders with regular implicit bias and inclusive leadership training, with the goal of establishing better-connected teams and enabling thoughtful decision-making. Internally, we measure the progress of our diversity, equity and inclusion efforts in multiple ways, including through a Diversity Index comprised of predominantly objective metrics. We also survey employees about their sense of belonging and report the results through our Global People Inclusion Index. The results of our Diversity Index and Global People Inclusion Index help us to measure company-wide performance. In 2022, we continued to partner with an external consultant to conduct an annual pay equity study; we believe the results of this study place us in a best-in-class category as compared to financial services industry peers. We continuously strive to evolve our human capital policies and processes. To better understand and improve upon talent trends, in 2022 we implemented a single, people scorecard, where we report employee data on retention, learning, hiring, engagement and productivity. We also piloted company-wide exit surveys for employees and leaders, enabling us to better understand turnover trends and rationale. Leaders conducted proactive employee stay conversations and quarterly performance check-ins. In addition, we actively monitored our Engagement Index, which is a clear indicator of employee engagement across the organization. These tools allowed us to gather insights and create actions to manage turnover, including through tailored development opportunities and compensation increases for roles in high demand. Our customer focus, commitment to ethical practices, continuous learning opportunities and inclusive environment drive a strong culture where employees can thrive. Our competitive total rewards offerings are also critical components of our Principal Workforce employee value proposition. The programs for the broader employee population include our employee stock purchase plan and our annual incentive program. For select roles, we offer a long-term incentive plan, which is a stock-based compensation plan. Critical talent and high performing employees are eligible to receive stock awards under our discretionary stock program. Retirement programming for U.S. employees includes eligibility for our 401(k) plan, with a robust company match. Additionally, employees are eligible to participate in a cash balance defined benefit plan. We also offer our Principal Workforce employees a comprehensive suite of health and welfare benefits, designed to support them through all stages of their career and life. We put a special emphasis on employee wellbeing by offering a wide range of programming aimed at improving overall health, including a state-of-the-art wellness center at our headquarters and gym reimbursement at other locations. 85 86

In addition to providing competitive total rewards, we provide our global workforce a myriad of opportunities to support their communities and causes that are important to them. We encourage in-person and virtual volunteerism through our volunteer time off policy. As an example of this, in 2022, Principal Workforce employees helped map areas most vulnerable to natural disasters to improve and increase humanitarian aid at times of crisis. In addition, our teams logged significant miles walking, running and rolling to raise money for global disaster relief organizations. At the Community Learning Center housed at our headquarters in Des Moines, Iowa, employees have ready access to a variety of volunteer opportunities, including the ability to mentor students, provide professional development coaching and teach technology and coding skills. A generous Dollars for Doers program provides employees a microgrant credit based on annual volunteer hours recorded, enabling employees to contribute earned credits to any nonprofit they choose. We also offer a giving program through which the company provides a 50% match on employee monetary contributions, with the company match going directly to the organization to which a Principal Workforce employee has donated. Properties As of December 31, 2022, we owned properties in our home office complex in Des Moines, Iowa and leased space for various offices located throughout the U.S. We believe that our owned and leased properties are suitable and adequate for our current business operations. 86 87

Directors and Executive Officers Directors of the Company Proposal One — Election of Directors The Board of Directors has three classes of Directors, each having a three-year term. All of the nominees are currently Directors of the Company. We expect that all the nominees will be able and willing to serve if elected. In addition to the five Class I Directors being nominated for a new term, H. Elizabeth Mitchell, a Class III Director who joined the Board shortly following the 2022 Annual Shareholders Meeting, is standing for election for the first time at the 2023 Annual Meeting. Ms. Mitchell was identified as a potential candidate for Board service with the assistance of a professional search firm. NOMINEES FOR CLASS I DIRECTORS WITH TERMS EXPIRING IN 2026 Jonathan S. Auerbach, 60, Independent Director — Director Since 2019 Committee: Nominating and Governance Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Member of Finance and Nominating and Governance Committees) Business Experience/Past 5 Years: Mr. Auerbach has been Executive Vice President, Chief Strategy, Growth and Data Officer of PayPal Holdings, Inc., a financial technology company, since 2015. In this capacity, he leads PayPal’s global strategy, acquisitions, partnerships, advanced analytics and data science, growth marketing, and corporate affairs teams. In addition, Mr. Auerbach serves as a strategic advisor to PayPal’s operations in China and is responsible for the company’s Blockchain, Crypto and Digital Currencies business unit and chairs PayPal’s Operating Group. He is also on the Board of the National Committee of U.S.-China Relations and a member of the Council of Foreign Relations. Skills and Qualifications: Mr. Auerbach has executive level experience in consumer, executive compensation, financial services, human resources and talent management, international, marketing, mergers & acquisitions, retail consumer, strategic planning, sustainability/ESG and technology. Education: Bachelor’s degree from Dartmouth College, and a B.A. and M.A. from Oxford University. Mary E. Beams, 67, Independent Director — Director Since 2021 Committee: Audit Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Member of Audit and Finance Committees), Advisory Board Member for Americas at Salesforce, Inc. Public Directorships/Past 5 Years (Formerly on Board): BrightSphere Investment Group (Audit and Compensation Committees), Aretec, Inc. (Parent of Cetera Advisors) (Chair of Audit Committee, Member of Risk and Compensation Committees), FNZ Trust U.S. Board (Board Chair), Long Term Stock Exchange Group, and Mount Auburn Hospital — the Beth Israel Lahey System (Finance Committee). Business Experience/Past 5 Years: Ms. Beams is the current CEO of the Long Term Stock Exchange.

Skills and Qualifications: Ms. Beams has executive level experience in accounting and finance, asset and investment management, retail consumer, institutional, executive compensation, financial services, human resources and talent management, international, marketing, distribution, mergers and acquisitions, product development, risk management, strategic planning, sustainability/ESG, and technology. Education: Bachelor’s degree in English from Boston College, a Certificate of Special Studies in Strategic Planning from Harvard University, and an M.B.A. in Marketing and Finance from Columbia University. 87 88

Jocelyn Carter-Miller, 65, Independent Director — Director Since 2001 Committees: Human Resources (Chair), Nominating and Governance, and Executive Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Member of Human Resources (Chair), Nominating and Governance, and Executive Committees), Arlo Technologies, Inc. (Audit Committee, Chair of Compensation Committee); The Interpublic Group of Companies, Inc. (Audit and Executive Committees, Corporate Governance and Social Responsibility Chair), Backblaze, Inc. (Compensation Committee Chair, Audit Committee member, and Nomination and Governance Committee member) Public Directorships/Past 5 Years (Formerly on Board): Netgear, Inc. (Audit and Compensation Committees) Business Experience/Past 5 Years: Ms. Carter-Miller has been President of TechEd Ventures since 2005, which specializes in the development and marketing of high performance educational and personal empowerment programming. Ms. Carter-Miller also leads Jocelyn Carter-Miller, LLC, a business consulting firm. Skills and Qualifications: In addition to her marketing leadership background, Ms. Carter-Miller has executive level experience in accounting and finance, brand management, retail consumer, executive compensation, advertising, sales, multinational companies, international operations, human resources and talent management, marketing, mergers and acquisitions, product development, project management, strategic planning, sustainability/ESG, technology and leadership development and training. She also has passed the certified public accountant exam. Education: Bachelor’s degree in Accounting from the University of Illinois and an M.B.A. in Finance and Marketing from the University of Chicago. Scott M. Mills, 55, Lead Independent Director — Director Since 2016 Committees: Audit, Human Resources, and Executive Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Audit, Human Resources, and Executive Committees). Mr. Mills has been Lead Director since January 2020. Business Experience/Past 5 Years: Mr. Mills has been President and Chief Executive Officer of BET Networks since September 2021. Prior to that, he was President of BET Networks from 2018 through September 2021. He is on the Board of Principal Financial Group and serves on the Audit, Human Resources, and Executive Committees. Skills and Qualifications: Mr. Mills has executive level experience in accounting and finance, asset and investment management, executive compensation, financial services, human resources and talent management marketing, product development, strategic planning and technology. Education: Bachelor’s degree in economics from the Wharton School of the University of Pennsylvania. Claudio N. Muruzabal, 62, Independent Director — Director Since 2021 Committees: Human Resources, and Nominating and Governance Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Human Resources, and Nominating and Governance Committees), and Council of the Americas

Business Experience/Past 5 Years: Mr. Muruzabal is President of SAP, Cloud Success Services. With over 25 years of experience heading large technology organizations, he joined SAP in August 2015. Skills and Qualifications: Mr. Muruzabal has executive level experience in accounting & finance, retail consumer, executive compensation, human resources and talent management, international, marketing, mergers & acquisitions, product development, strategic planning, sustainability/ESG and technology. 88 89

Education: Bachelor’s degree from the Catholic University of Argentina with double major in Business Administration and Accounting and Global Executive M.B.A. from The Fuqua School of Business at Duke University. NOMINEE FOR CLASS III DIRECTOR WITH A TERM EXPIRING IN 2025 H. Elizabeth Mitchell, 61, Independent Director — Director Since 2022 Committee: Audit Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Audit and Finance Committees), Selective Insurance Group (Chair of Audit Committee, member of Corporate Governance & Nominating Committee). Public Directorships/Past 5 Years (Formerly on Board): StanCorp Financial Corp (Audit and Nominating and Governance committees). Business Experience/Past 5 Years: Advisor to Hudson Structured Capital Management Ltd since 2018. Non-executive chair of Weston Insurance Holdings Corporation from 2020-2022. Skills and Qualifications: Ms. Mitchell has executive level experience in accounting and finance, executive compensation, financial services, human resources and talent management, international, mergers and acquisitions, risk management, strategic planning, sustainability/ESG, and technology. Education: Bachelor’s degree from the College of the Holy Cross and CERT Certificate in Cyber Security Oversight from Carnegie Mellon University. CONTINUING CLASS II DIRECTORS WITH TERMS EXPIRING IN 2024 Roger C. Hochschild, 58, Independent Director — Director Since 2015 Committee: Nominating and Governance (Chair) Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Finance and Nominating and Governance (Chair)), Discover Financial Services Business Experience/Past 5 Years: Mr. Hochschild has been Chief Executive Officer and President of Discover Financial Services since October 1, 2018. He has been a Director for Chicago Public Media since October of 2016. Skills and Qualifications: Mr. Hochschild has executive level experience in asset and investment management, retail consumer services, executive compensation, financial services, human resources and talent management, marketing, mergers & acquisitions, product development, risk management, strategic planning. and Sustainability/ESG. Education: Bachelor’s degree in economics from Georgetown University, and an M.B.A. from the Amos Tuck School at Dartmouth College. Daniel J. Houston, 61, Chairman, President and CEO — Principal Life Insurance Company and Principal Financial Group — Director Since 2014

Committee: Executive (Chair) Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Executive Committee (Chair)). Business Experience/Past 5 Years: Mr. Houston has been Chairman, President and Chief Executive Officer of the Company and Principal Life Insurance Company (“Principal Life”) since 2016. Serves on the boards of the Iowa Business Council, Greater Des Moines Partnership, Employee Benefits Research Institute, Iowa State University Business School Dean’s Advisory Council, Partnership for a Healthier America and Community Foundation of Greater Des Moines. 89 90

Skills and Qualifications: Mr. Houston has operational expertise, global awareness, and deep talent leadership skills. During his career with the Company, he has worked in sales, managed numerous businesses, and helped lead the transformation of the Company to a global investment management leader. He has extensive operational experience, as well as expertise in risk management, executive compensation, talent management marketing and sales, and mergers and acquisitions. Education: Bachelor of Science degree from Iowa State University. Diane C. Nordin, 64, Independent Director — Director Since 2017 Committee: Audit (Chair) Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Audit (Chair) and Finance Committees), Fannie Mae (Vice Chair of the Board, member Audit, Risk Policy and Executive Committees, Chair of the Compensation Committee) Business Experience/Past 5 Years: Ms. Nordin was a governor of the CFA Institute from 2016 – 2022 where she was also past Chair of the Board of Governors as well as the Audit, Risk and Nominations Committee and served as a member of the Risk, Executive and People and Culture Committees and as Chair of the Governance Committee. Also, she is a director of Antares Capital, where she is Chair of the Compensation Committee (since 2016). Ms. Nordin is an Emeritus Trustee of Wheaton College (2010 present) where she chaired the Investment Committee and served on the Audit Committee and was appointed Trustee of Financial Analysts Foundation (2022). Ms. Nordin also serves on the NY State Common Fund Investment Advisory Committee in a pro bono capacity. Skills and Qualifications: In addition to her extensive experience in the asset management business, Ms. Nordin has executive level experience in accounting and finance, asset and investment management, executive compensation, financial services, human resources and talent management, international operations, marketing, product development, risk management and strategic planning. Education: Bachelor’s degree from Wheaton College (MA). Ms. Nordin is a Chartered Financial Analyst. Blair C. Pickerell, 66, Independent Director — Director Since 2015 Committee: Nominating and Governance Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Member of Finance, and Nominating and Governance Committees), Link Real Estate Investment Trust (Nomination Committee and Chair of the Remuneration Committee); Dah Sing Banking Group Limited (Chair of the Risk Management, Compliance, and Audit Committee); First Pacific Company Limited (Finance and Corporate Governance Committees) Public Directorships/Past 5 Years (Formerly on Board): Dah Sing Financial Holdings Limited Business Experience/Past 5 Years: Mr. Pickerell’s current international service includes memberships on the Supervisory Committee for the Tracker Fund of Hong Kong; on the International Advisory Council of the Faculty of Business and Economics of The University of Hong Kong; and Chairman of the Harvard Business School Association of Hong Kong. Skills and Qualifications: In addition to his extensive leadership record in the investment and asset management and financial services industries, Mr. Pickerell has executive level experience in accounting and finance, asset and investment management, retail consumer, executive compensation, financial services, human resources and talent management, international, marketing, mergers & acquisitions, product development, risk management, strategic planning and sustainability/ESG. He is fluent in Mandarin Chinese. Education: Bachelor’s and master’s degrees from Stanford University and an M.B.A. from Harvard Business School. 90 91

Clare S. Richer, 64, Independent Director — Director Since 2020 Committees: Audit, and Executive Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Member of Audit, Finance (Chair), and Executive Committees), Bain Capital Specialty Finance Co. (member of the Audit, Compensation and Nominating/Governance Committees), State Street Global Advisors SPDR ETF Mutual Funds (member of the Audit Committee). Business Experience/Past 5 Years: Current trustee of the University of Notre Dame (member of the Compensation, Investment, Finance and Executive Committee), and the Alzheimer’s Association, MA/NH. Skills and Qualifications: In addition to having deep experience in governance, compliance and risk in highly volatile, heavily scrutinized environments, Ms. Richer has executive level experience in accounting and finance, asset and investment management, executive compensation, financial services, human resources and talent management, product development, risk management, strategic planning and technology. Education: B.B.A. from University of Notre Dame. Alfredo Rivera, 62, Independent Director — Director Since 2020 Committees: Audit and Human Resources Public Directorships/Past 5 Years (Currently on Board): Principal Financial Group (Audit and Human Resources Committees). Business Experience/Past 5 Years: Mr. Rivera was a Senior Advisor at the Coca-Cola Company until he retired in March 2023 after serving as President of the North America Operating Unit of The Coca Cola Company from 2020 until December 31, 2022. In his previous role, he helped lead the company’s transformation to emerge stronger as a total beverage company, enabled by a globally networked organization. Mr. Rivera has been a veteran of the global Coca Cola system for 38. Prior to his current role he served as President, Latin America from 2016 – 2020. Skills and Qualifications: Mr. Rivera has executive level experience in accounting and finance, retail consumer, executive compensation, human resources and talent management, international, marketing, strategic planning, sustainability/ESG, and technology. Education: Bachelor’s degree and MBA from the University of Southern Mississippi and completed the Advanced Management Program at Harvard Business School. THE FOLLOWING DIRECTOR’S TERM WILL END MAY 16, 2023 Michael T. Dan, 72, Independent Director — Director Since 2006 Committees: Human Resources, and Nominating and Governance Public Directorship/Past 5 Years (Currently on Board): Principal Financial Group (Human Resources, and Nominating and Governance Committees) Business Experience/Past 5 Years (or material business experience beyond 5 years): Currently retired. Also, Mr. Dan was Chairman, President and Chief Executive Officer of The Brink’s Company, a global provider of secure transportation and cash management services, from 1999 until 2011. The Brink’s Company had 70,000 employees worldwide, operations in over 100 countries and $3.8 billion in revenue in 2011. Skills and Qualifications: In addition to leading and being responsible for financial management of Brink’s, Mr. Dan has executive level experience in accounting and finance, executive compensation, financial services, human resources and talent management, international operations, marketing, mergers and acquisitions, product development, risk management, and strategic planning. Education: Studied business and accounting at Morton College in Cicero, Illinois, and completed the advanced management program at Harvard Business School. 91 92

Director Compensation The Company does not pay any compensation to its directors specific to their services as directors of the Company. Executive Officers and Other Key Members of Senior Management The following information is furnished with respect to the Company’s executive officers, each of whom is elected by and serves at the pleasure of the Board of Directors, as well as other members of senior management. Terms are indefinite. The business experience information provided for the executive officers only covers the past five years. Thomas W. Y. Cheong, 55, has been Executive Vice President of the Company since January 2021 and President, Principal Asia of the Company since March 2019. Thomas is from Singapore and is located in the Company’s Hong Kong office. Previously, he was Senior Vice President of the Company from March 2019 to December 2020 and served as Vice President, Head of North Asia of the Company from January 2015 to February 2019. Amy C. Friedrich, 52, has been a division President of the Company since May 2017. The division for which she is President is U.S. Insurance Solutions. Patrick G. Halter, 64, has been the president of Asset Management for the Company since 2018. Daniel J. Houston, 61, has been a director of the Company and President and Chief Executive Officer of the Company since August 2015. Kathy B. Kay, 61, has been Senior Vice President and Chief Information Officer of the Company since May 2020. Prior to that date, she was Senior Vice President and Chief Information Officer of Pacific Gas & Electric Company from 2015 to 2020. Christopher J. Littlefield, 56, has been a division President of the Company since April 1, 2022. The division for which he is President is Retirement and Income Solutions. Prior to that date, he was Executive Vice President and General Counsel of the Company since January 2020. Prior to that date, he was President and Chief Executive Officer of Fidelity & Guaranty Life Insurance Holdings from October 2014 to December 2018. Kenneth A. McCullum, 58, has been Senior Vice President and Chief Risk Officer of the Company since September 2020. Prior to that date, he was Vice President and Chief Actuary since April 2015. Deanna D. Strable-Soethout, 54, has been Executive Vice President and Chief Financial Officer of the Company since February 2017. Roberto A. Walker, 57, has been Executive Vice President of the Company since January 2021 and President, Principal Latin America since January 2011. Jon N. Couture, 57, has been Executive Vice President and Chief Human Resources Officer (CHRO) of the Company since June 4, 2018. He oversees all aspects of human resources for more than 18,500 employees worldwide. Couture has more than 25 years of experience in human resources. Natalie Lamarque, 46, has been Executive Vice President, General Counsel and Secretary of the Company since July 18, 2022. Prior to this role, she was employed by New York Life Insurance Company, where she held various positions, including senior vice president and general counsel.

Bethany A. Wood, 59, has been Executive Vice President and Chief Marketing Officer of the Company since July 2019. In her role, she also serves as Chair of the Company’s ESG (Environmental, Social and Governance) Task Force and Chair of the Principal® Foundation. Prior to joining the Company, she was Vice President and Chief Marketing Officer of the individual businesses for Guardian Life Insurance in New York City. Her responsibilities included leading digital marketing transformation across the life, disability, annuity, and wealth management businesses in support of the company’s general agency system, its 3,000 financial representatives and their respective clients. She held this role since 2016. 92 93

Noreen M. Fierro, 58, has been Senior Vice President and Chief Compliance Officer of the Company since February 21, 2022. Prior to joining the Company, she was Chief Compliance Officer for BetMGM. Before serving in that role Fierro spent five years as Chief Ethics and Compliance Officer at Guardian Life from 2016 to 2021, where she also served as co-executive sponsor of Guardian’s Women’s Leadership Network and was an advisory member of their Enterprise Inclusion and Diversity Council. Teresa Hassara, 60, has been a Senior Vice President of the Company since August 1, 2022. Her formal title is Senior Vice President — Workplace Savings and Retirement Solutions. Prior to joining the Company she held significant leadership roles in the retirement industry, most recently as President of FuturePlan by Ascensus from April 2021 to August 2022. Prior to that, she was head of Workplace Solutions for MassMutual from 2017 to 2020. Kara M. Hoogensen, 49, has been a Senior Vice President of the Company since March 2020, where she is in charge of Specialty Benefits for U.S. Insurance Solutions (USIS). Her formal title is Senior Vice President — Specialty Benefits. Prior to that role she was Vice President of Group Benefits in USIS since August 2017. In 2018, she was named to the board of directors for Limelight Health, Inc., a quoting, underwriting, and proposal platform for the employee benefits industry, and served from 2018 until the company was acquired in August 2020. Dennis J. Menken, 59, has been Senior Vice President and Chief Investment Officer of the Company’s general account since March 7, 2015. He joined the Company in 1994. Srinivas D. (Sri) Reddy, 46, has been a Senior Vice President of the Company since September 4, 2018. His formal title is Senior Vice President — Retirement and Income Solutions. He is responsible for the Income Solutions businesses, which includes Pension Risk Transfer, Retail Annuities, Principal Bank® and Principal® Custody Solutions. Prior to joining Principal®, he was the head of the investments and retirement income businesses for Prudential Retirement. He has served on various industry and regulatory groups including as the chair, vice-chair and council member of the Employee Retirement Income Security Act (ERISA) Advisory Council at the United States Department of Labor from 2017 to 2019 and currently is on the board of directors of the Insured Retirement Institute. Nate Schelhaas, 48, has been a Senior Vice President and Actuary of the Company since October 9, 2021. His title is Senior Vice President and Actuary — Head of Life Protection Solutions. He has been with Principal for 25 years and has held multiple roles. Prior to his current role he had served as VP and Actuary, Individual Life for the Company since March 2017. His designations include FSA and MAAA. Anthony Shea Treadway, 44, has been Senior Vice President of the distributions for U.S. Insurance Solutions Distribution at the Company since November 2022. He is a 20-year veteran of the insurance industry, with significant experience as a strategic distribution leader focused on technology solutions, small business, and key client management. Prior to joining the Company, he spent his career with Unum serving in various distribution and leadership roles, including most recently as Senior Vice President of Field and Market Development at Colonial Life, Vice President of Unum small business, and Regional Vice President of sales and client management. Joel M. Pitz, 50, has been senior vice president and controller of the Company since November 2021. Prior to serving in that role, he served as vice president and chief financial officer for Principal International, where he was responsible for overseeing global finance and strategy for our emerging market operations across Asia and Latin America.

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Executive Compensation Discussion and Analysis (CD&A) This CD&A describes Principal Financial Group, Inc.’s (“PFG”) and Principal Life Insurance Company’s (the “Company”) Executive compensation objectives and philosophy. It also describes our 2022 compensation program and reviews the outcomes, including Principal’s financial performance in 2022 (“Principal” encompasses PFG, the Company, their affiliates and subsidiaries). Our Named Executive Officers (“Executives”) in 2022 are listed in the below table. Name Title Allocation Percentage* Daniel Houston President and Chief Executive Officer 100% Deanna D. Strable-Soethout Executive Vice President and Chief Financial Officer 100% Christopher J. Littlefield President – Retirement and Income Solutions 65% Amy C. Friedrich President-U.S. Insurance Solutions 59% Teresa Hassara Senior Vice President – Workplace Savings and Retirement Solutions 96% * The compensation and benefit expense percentages allocated to the Company during the year ended December 31, 2022, for Ms. Friedrich, Mr. Littlefield and Ms. Hassara, respectively, are set forth in the above table. In Principal’s records, Mr. Houston and Ms. Strable-Soethout have 100% of their compensation and benefit expenses allocated to the Company’s parent, Principal Financial Services, Inc. For that reason, and solely for purposes of this CD&A, the Allocation Percentage attributed to the Company for each of them is 100%. The Allocation Percentages set forth in the table are used throughout this CD&A for each type of compensation and benefit. The Company does not have any employees of its own, but rather is provided its Executives and other personnel by an affiliate, Principal Workforce, LLC (“Principal Workforce”). All personnel providing services to the Company, including Executives, are employees of Principal Workforce (or, in very limited cases, affiliates) and Principal Workforce has ultimate legal responsibility for paying compensation earned by, or otherwise paid to, the Executives. As is the case with other affiliates of the Company and Principal Workforce, the Company is allocated a certain amount of the costs associated with Principal Workforce’s employees, including the Executives, and the Company is responsible for funding the employee costs allocated to the Company. 2022 Company Performance Highlights: 2022 was a transformative year for Principal. In January, we announced an agreement to reinsure our U.S. retail fixed annuity and universal life insurance with secondary guarantees blocks of business. The transaction closed in May and was a key milestone, reinforcing our strategic focus on continuing to evolve into a higher growth, higher return, more capital efficient portfolio while improving our overall risk profile. We delivered on our strengthened capital deployment strategy and our commitment to right-size and return the excess capital that we had built up during the pandemic, with 2.3 billion dollars returned to shareholders in 2022 through share repurchases and common stock dividends. Despite a challenging macroeconomic environment in 2022, we have made meaningful progress toward our goals and continued to invest in our long-term growth drivers of Retirement, Global Asset Management, and Benefits and Protection. In 2022, Principal reported $4.8 billion of net income attributable to Principal Financial Group and $1.7 billion of non-GAAP operating earnings1 , or $6.66 per diluted share (EPS) — a 2% decrease in EPS compared to 2021. At the end of the year, we reported $635 billion of AUM managed by Principal, an 11% decrease from 2021, and nearly $1.5 trillion of assets under administration (AUA), which includes AUM.

Our 1-year, 3-year and 5-year total shareholder return (TSR) performance was positioned well ahead of our asset management and Company’s insurance peers. 1 Non-GAAP operating earnings is defined as Net income attributable to PFG less Net realized capital gains (losses), as adjusted less Income (loss) from exited business. See non-GAAP financial measure reconciliations in Addendum B to this section. 94 95

1-, 3- and 5-Year Total Shareholder Return(1): PFG vs. Peers

(1) Our total shareholder return methodology includes the share price return and cash dividends paid during the time period December 31, 2021, through December 31, 2022 (1-year TSR), December 31, 2019, through December 31, 2022 (3-year TSR) and December 31, 2017, through December 31, 2022 (5-year TSR). Insurance and Asset Manager Peers are listed on page 93. Equitable Holdings was added to our peer group as part of PFG’s 2020 executive compensation review. The 5-year TSR number above reflects data for Equitable Holdings since May 2018 when their stock began trading. 2022 Compensation Highlights In 2022, PFG’s shareholders voted to approve the Company’s Executive compensation program. Of the votes cast, 94.95% supported the Executive compensation program. PFG and the Company considered the strong shareholder support of the compensation program to be approval of PFG’s (including the Company’s) compensation philosophy, which has not changed since that vote. • Based on Principal’s 2022 annual performance achievements, many of which are outlined above, our 2022 PrinPay score in the annual incentive program was earned at 84% of target and the individual modifiers for our Named Executive Officers ranged between 95% and 110%. • Based on the PFG’s three-year average non-GAAP return on equity (“ROE”)2 and three-year average non-GAAP book value per share3 performance, the 2020-2022 Performance Based RSUs (“PSUs”) vested on December 31, 2022, and 87% of the target number of shares were paid out in February 2023, according to the established performance scale, and approved by the PFG Human Resources Committee (the “Committee”). • PFG’s stock plan (approved by shareholders in May 2021) provides equity governance enhancements including a new minimum one-year vesting requirement on equity awards and a prohibition on share recycling (i.e., shares withheld for tax purposes will not be added back into the share reserve). Highlights of 2023 Compensation Program Changes As Principal continues to update and refine our critical business and financial metrics, we’ve identified an opportunity to better align our PrinPay Plan, our broad-based annual incentive compensation plan for Principal Workforce LLC’s employees and Named Executive Officers, with an expanded set of metrics that more accurately reflect the success of our businesses going forward. In addition to non-GAAP operating earnings1 , metrics related to revenue growth, net cash flow, free cash flow, and diversity and inclusion were added for 2023. 1 See non-GAAP financial measure reconciliations in Addendum B to this section. 2 Non-GAAP return on equity (“ROE”) is defined as non-GAAP operating earnings divided by average stockholders’ equity available to common stockholders excluding cumulative change in fair value of funds withheld embedded derivative and accumulated other comprehensive income other than foreign currency translation adjustment. See non-GAAP financial measure reconciliations in Addendum B to this section. 3 Non-GAAP book value (“Book Value”) per share is defined as total ending common equity excluding cumulative change in fair value of funds withheld embedded derivative and accumulated other comprehensive income divided by the number of common shares outstanding end of year. See non- GAAP financial measure reconciliations in Addendum B to this section. 95 96

Compensation Program Philosophy and Policies Compensation Philosophy — Our executive compensation program is designed to align the interests of Executives and shareholders. Our objective is to attract and retain high-caliber executive officers to deliver sustained high performance for our customers and shareholders. The philosophy underlying our program is to provide market-driven, performance-based total compensation. Our executive compensation philosophy is based on the principles outlined below: Attract and retain talented Executives and motivate them to perform at the highest level and contribute significantly to the Company’s long-term success. Reinforce the Company’s pay for performance culture by making a significant portion of total compensation variable and by differentiating awards based on Company and individual performance in achieving short and long-term financial and strategic objectives. Have a greater percentage of compensation at risk for Executives who bear higher levels of responsibility for the Company’s performance. Align the interests of Executives and other stakeholders, including shareholders, customers, and employees, by having a significant portion of the Executives’ compensation in stock and requiring Executives to hold stock. Support important corporate governance principles and established best practices. Compensation Policies — Our Executive compensation program, which applies to the Company’s Executives, incorporates the following best practices: Independent Consultant. Compensation Advisory Partners is selected and retained by the Committee to advise on the Executive compensation program. Risk Review. Reviews and analyses of the employee incentive compensation plans are conducted on a regular basis to determine whether the plans are reasonably likely to have a material adverse effect on the Company. Emphasis on Variable Compensation. Most compensation paid to our Named Executive Officers is variable and at risk, linked to meeting our short-term and long-term financial and strategic goals and to the performance of PFG’s stock over time. Executive Ownership. Executives are required to own a meaningful amount of PFG stock to ensure their interests are aligned with the PFG shareholders’ interests and with Principal’s long-term performance. Prohibition on Hedging. Principal prohibits all employees, including Named Executive Officers, from purchasing any Principal securities on margin (except for exercising stock options); engaging in short sales or trading in any put or call options; and purchasing, directly or indirectly, any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that is designed to hedge or offset any decrease in the market value of Principal securities. Clawback Policy. The Committee has adopted a compensation recovery policy that applies to Executives. Market Severance Protection. Executives are eligible for market-based severance protection under The Principal Financial Group, Inc. Executive Severance Plan if they are terminated because of layoffs, position elimination, or similar reasons.

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Limited Perquisites. Modest additional benefits to help attract and retain Executive talent and enable Executives to focus on Principal’s business with minimal disruption are offered. No Repricing of Stock Options. Principal has not repriced underwater stock options and will not do so without shareholder approval. Tax and Accounting Efficiency. The Committee considers the tax and accounting consequences of each element of compensation. No Gross Ups. Executives do not receive any income tax gross-ups, except that all Principal Workforce employees, including Executives, receive an income tax gross-up in connection with benefits provided with relocation. Summary of Compensation Elements: Compensation Component Objective Description and 2022 Highlights Base Salary Provides fixed income based on the size, scope, and complexity of the Named Executive Officers’ role, performance, and relative position compared to market pay information. In 2022, the Committee increased Executives’ base salaries, as detailed on page 94. Annual Incentive Compensation Motivates and rewards overall corporate objectives as well as the Named Executive Officers’ contribution to achieving our annual objectives. A range of earnings opportunity, expressed as a percentage of base salary, is established for each Named Executive Officer. Actual bonuses depend on individual employee results and overall PFG (inclusive of Company) performance and profitability, as outlined on page 95. Based on the Committee’s assessment of our 2022 PrinPay score, bonuses were earned at 84% of target and the individual modifiers for our Named Executive Officers ranged between 95% and 110%, as detailed on pages 96-97. Long-Term Incentive Compensation Motivates and rewards long-term corporate performance as well as the Named Executive Officers’ contribution to achieving our long-term objectives. Reinforces the link between the interests of the Named Executive Officers and shareholders. Encourages retention. Each year, the Committee establishes the long-term award opportunity for each Named Executive Officer. Through 2021, one half of the award was granted in stock options and the other half in PSUs. Commencing in 2022, awards are granted 70% in PSUs and 30% in time-based RSUs. Using a mix of PSUs and time-based RSUs creates a balance between achieving operating performance objectives and increasing retention aspects of the LTI program. PSUs are intended to incentivize participants to deliver on the Company’s defined financial goals. The value to participants varies based on the degree of achievement against those goals. PSUs typically have a 3- year performance period and are measured on 50% average non-GAAP ROE(1) and 50% Operating Margin. Through 2021 the non-GAAP ROE portion of the award was also subject to a non-GAAP Book Value per Share(1) threshold. Commencing in 2022 PSUs are subject to a Relative Total Shareholder Return Factor with a range of 80% to 120%. We believe these are important metrics because Operating Margin measures profitability across our businesses and non-GAAP ROE measures our efficiency in managing capital. Non-GAAP ROE is also a key measure for our shareholders. 97 98

Compensation Component Objective Description and 2022 Highlights Time -based RSUs are intended to align participants with the Company’s long term value appreciation. RSUs have a 3 -year cliff vesting. The performance periods for the 2020 – 2022 and 2021 – 2023 PSUs were modified from three years to two years due to a change in accounting rules for publicly traded companies with significant life insurance and annuity businesses that was intended to take effect on January 1, 2022, but the implementation was delayed by the Financial Accounting Standards Board (FASB) until 2023. As a result, for the 2020 – 2022 and 2021 – 2023 Performance Cycle, PSUs will continue to vest at the end of the three -year cycle. The change may result in significant variability of reported earnings each year for companies with significant life insurance and annuity businesses such as PFG and the Company. As stated above, the PSUs granted in 2020 for the 2020 – 2022 Performance Cycle were based on two -year average non -GAAP ROE and Operating Margin, each weighted 50%. Payout on the non -GAAP ROE metric is modified based on two -year non -GAAP Book Value per Share compared to certain threshold goals. For the 2020 – 2022 Performance Cycle, the awards vested at 87% of the target number of PSUs based on PFG’s non -GAAP ROE performance of 12.6%, Operating Margin of 28.7%, and non -GAAP Book Value per Share of $53.70. The PSUs granted in 2020 are subject to an additional year of service -based vesting. As stated above, the PSUs granted in 2021 for the 2021 – 2023 Performance Cycle were based on two -year average non -GAAP ROE and Operating Margin, each weighted 50%. Payout on the non-GAAP ROE metric is modified based on two-year non-GAAP Book Value per Share compared to certain threshold goals. For the 2021 – 2023 Performance Cycle, the awards vested at 114% of the target number of PSUs based on our non-GAAP ROE performance of 13.9%, Operating Margin of 30.5%, and non-GAAP Book Value per Share of $51.96. The PSUs granted in 2021 are subject to an additional year of service-based vesting. 98 99

Compensation Component Objective Description and 2022 Highlights Details of the program are outlined on pages 98-99. Benefits Protects against catastrophic expenses and provides retirement savings opportunities. Named Executive Officers participate in most of the same benefit plans as Principal Workforce’s other U.S.- based employees, including health, life, disability income, vision and dental insurance, an employee stock purchase plan, 401(k) plan, and pension plan. Certain of the Named Executive Officers also participate in non-qualified retirement plans (defined benefit and defined contribution). Perquisites Modest additional benefits to help attract and retain Executive talent and enable Named Executive Officers to focus on Principal’s business with minimal disruption. Named Executive Officers are eligible for one physical examination per year, business spousal travel, and gifts of nominal value given to all sales conference attendees. The Committee approved the ability of Named Executive Officers to participate in Principal Asset Management investment products on a reduced or no-fee basis. The Committee also approved our CEO’s use of our corporate aircraft for limited personal travel. Termination Benefits Provides temporary income following a Named Executive Officer’s involuntary termination of employment, and, in the case of a change of control, helps ensure the continuity of management through the transition. Refer to page 115 for a discussion of our change of control and separation benefits. These benefits do not include excise tax gross ups. (1) See non-GAAP financial measure reconciliations in Addendum B to this section How We Make Compensation Decisions Human Resources Committee Involvement The Human Resources Committee • Oversees the development and administration of compensation and benefits policies and programs; • Sets and approves CEO goals;

• Evaluates CEO performance results; • Makes the compensation decisions for the CEO; • Approves the compensation program and compensation for the Company’s Executives; • Reviews and approves corporate incentive goals and objectives relevant to compensation; and • Evaluates the competitiveness of each Executive’s total compensation. 99 100

Compensation Advisory Partners is selected and retained by the Committee to advise on the Executive compensation program. Compensation Advisory Partners also advises the Nominating and Governance Committee on compensation for PFG’s non-employee Directors (see pages 79-83). Compensation Advisory Partners receives compensation from the Company only for its work in advising these Committees. Compensation Advisory Partners does not and would not be allowed to perform services for management. The Committee assessed the independence factors in applicable SEC rules and Nasdaq Listing Standards and other facts and circumstances and concluded that the services performed by Compensation Advisory Partners did not raise any conflict of interest. No member of management, including the CEO, has a role in determining his or her own compensation; and the CEO is not present when the Committee determines his compensation. The Committee consults with the independent Directors regarding the CEO’s performance and then determines the compensation earned by the CEO for the current year and the CEO’s compensation opportunity for the following year. Each year the CEO, with input from the Human Resources Department and the compensation consultant, recommends the amount of base salary increase (if any), annual incentive award, and long-term incentive award for Named Executive Officers other than himself. These recommendations are based on the Executive’s performance, performance of the business areas for which the Executive is responsible (if applicable), and other considerations such as retention. The Committee reviews these recommendations and approves compensation decisions for Executives. The role of the Independent Compensation Consultant and Interaction with Management The Committee has the sole authority to hire, approve the compensation of and terminate the engagement of the compensation consultant. The compensation consultant usually conducts a comprehensive review of PFG’s (inclusive of the Company) Executive compensation program every other year. In the years in which the compensation consultant does not conduct a compensation study, the Committee makes compensation decisions, in part, on survey data provided by the Human Resources Department and input provided by the compensation consultant. The last review of executive compensation was conducted in 2022. That review covered all aspects of the incentive program design and structure of PFG’s (inclusive of the Company) total Executive compensation program, including: • A competitive review of compensation opportunities for each of the Named Executive Officers compared to the pay opportunities of similarly situated executives at the Peer Group companies; • An analysis to ensure that total share dilution and the economic costs of long-term incentives are reasonable and affordable for PFG; and • A comprehensive market analysis of termination-related benefits related to cash severance and equity termination provisions. The compensation consultant: • Attended nine meetings of the Committee in 2022, as requested by the Committee Chair; and • Reviewed and commented on drafts of the Compensation Discussion & Analysis and related compensation tables for PFG’s proxy statement. Use of Compensation Data

The Committee determines the Peer Group of companies it uses to compare Executive compensation as part of the compensation consultant’s biennial study. The compensation consultant recommends an appropriate Peer Group of public, similarly sized, diversified financial services, insurance and asset management companies, considering Principal’s and the competitors’ strategy, mix of business and size, as measured primarily by annual revenues, market capitalization, and total assets. These companies are the major competitors in one or more of Principal’s businesses, but none represent the exact business mix of Principal. Principal targets compensation for the Named Executive Officers at the median compensation of the named executive officers at the Peer Group companies. The companies in the Peer Group were reviewed in 2022 as part of our biennial compensation review and Bank of New York Mellon and State Street were added based on the size of their revenue, market capitalization, operating profit, and significant global operations relative to Principal. Manulife and SunLife were removed based on differing pay practices of Canadian companies. The Peer Group used for 2022 compensation decisions included the following companies: 101 100

Financial Service and Insurance Asset Managers • Ameriprise Financial • Prudential Financial • Affiliated Managers Group • State Street • Equitable Holdings • Unum Group • Bank of New York Mellon • T. Rowe Price • Lincoln National • Voya Financial • Franklin Resources • MetLife • Invesco The Committee also uses annual data from third-party industry surveys for its compensation decisions4 .. Our Executives participate in the same broad-based employee benefit programs as other Principal Workforce employees. Every two to three years, the Principal’s non-cash employee benefit programs are compared to a custom peer group representing both proxy peer group members and select employers with which we believe we compete for talent, including several local employers. Each year, the Committee reviews the total compensation paid to the Named Executive Officers by reviewing tally sheets, which include base salaries, annual and long-term incentive awards earned, deferred compensation, outstanding equity awards, benefits, perquisites, and potential payments under various termination scenarios. The Committee uses this information to analyze the value of compensation actually delivered versus the compensation opportunities established by the Committee. The information is also used in making compensation and compensation plan design decisions. 2022 Executive Compensation Decisions In general, the Company’s pay philosophy is to target the market median of the Peer Group for an Executive’s total compensation, with actual compensation varying based on performance and tenure. The Committee made compensation decisions for the Named Executive Officers based on: • The Company’s strategic and human resources objectives; • Competitive data for the Peer Group and for a broader group of diversified financial services companies (see Addendum A to this section for a complete list of these companies); • Corporate and individual performance on key initiatives; • Corporate performance compared to our competitors; • Economic conditions; • Retirement benefits; • The CEO’s compensation recommendations for Named Executive Officers; • Advice of the Committee’s compensation consultant; and • How the elements of compensation contribute to and interrelate with total compensation.

The Committee also considers the tax and accounting consequences of each element of compensation. Following changes in the tax laws in 2017, Principal generally cannot deduct annual compensation paid to certain covered employees in excess of $1 million for each such employee, subject to limited grandfathered arrangements. While the Committee considers the tax consequences of compensation decisions, the Committee’s primary focus is designing competitive and effective compensation programs. Accordingly, these and other factors often result in compensation opportunities that will not be fully tax deductible. 4 The surveys used were the McLagan Investment Management survey, Towers Watson U.S. Financial Services Studies Executive Database and the Towers Watson Diversified Insurance Study of Executive Compensation. The names of the companies participating in these surveys are included in Addendum A to this section. 102 101

The charts below show the 2022 target total compensation for our Named Executive Officers as well as the proportion of their compensation tied to Principal’s performance. Most compensation paid to our Named Executive Officers is variable and at risk, linked to meeting our short-term and long-term financial and strategic goals and to the performance of the Company’s stock over time. Base Salary When determining base salary for each Executive, the Committee considers the Peer Group median for comparable executive positions as well as the survey data referenced above, the Executive’s performance and work experience, the importance of the position to Principal and how difficult it would be to replace the Executive. The table below provides the historical base salaries1 of the Named Executive Officers. Named Executive Officer 2020 Attributed to Company 2021 Attributed to Company 2022 Attributed to Company Percent increase 2021 – 2022 Houston $ 1,000,000 $ 1,000,000 $ 1,000,000 0%

Strable $ 645,000 $ 661,000 $ 694,000 5% Littlefield $ 406,250 NA Friedrich $ 341,610 $ 375,830 10% Hassara $ 508,800 NA (1) Salaries displayed in the table are as of December 31 of the year noted. This information differs from salary information in the Summary Compensation Table which includes salary earned and paid in the year noted. Changes in base salary are effective in March of the year noted. Annual Incentive Compensation Named Executive Officers participate in the PrinPay Plan, Principal’s broad-based annual incentive compensation plan for employees. Awards are calculated based on eligible earnings during the plan year. The PrinPay Plan links annual incentive pay to individual employee results and overall Principal performance and profitability. After establishing the Principal score, an employee’s individual performance is assessed to determine the individual performance score. The Principal performance component emphasizes the importance of overall corporate results and includes non-GAAP operating earnings1 and a variety of other financial and non-financial metrics. The Committee may also consider factors that could not have been anticipated when corporate goals were established and adjust the corporate score up or down. 103 102

The Committee set and approved the following target awards for Named Executive Officers in 2022: Target Annual Incentive Percentages (as a percentage of base salary) Named Executive Officer 2022 Houston 375% Strable 175% Littlefield 150% Friedrich 150% Hassara 125% In establishing the target award opportunity the Committee considered the median incentive targets for comparable executive positions in the Peer Group companies, as well as the survey data referenced above. (1) See non-GAAP financial measure reconciliations in Addendum B to this section. Performance Goal Setting September: The Board meets to review Principal’s long-term strategy. November: The CEO, CFO and Division Presidents recommend preliminary financial goals for Principal and business units and strategic initiatives for the next year. The PFG Board Finance Committee reviews the proposed goals, underlying assumptions of the goals and initiatives, key drivers of financial performance, trends and business opportunities and advises the Board and Human Resources Committee on the appropriateness of the financial goals. February: The Committee reviews and approves the final goals for Principal, the CEO, and reviews the goals for the other Executives, each with input from the PFG Finance Committee and Board based on prior year-end financial results. All Principal Workforce employees develop individual performance goals with their leaders that support Principal’s goals. Final Annual Incentive Pay Award Determination In determining final awards for PrinPay participants, the Committee uses the following approach: Step 1: Review non-GAAP Operating Earnings1 results compared to PrinPay Plan goals to determine initial award payout. Threshold Target Maximum Actual 2022 Performance Non-GAAP Operating Earnings1 ($Mil.) $ 1,328 $ 1,770 $ 2,213 $ 1,633 Payout 50% 100% 200% 84% Step 2: Determine final PrinPay Company score based on a review of performance against goals across multiple dimensions included in Principal’s annual Balanced Scorecard (e.g., Financial Measures, Customer Measures, Internal Measures, and Learning and Growth Measures, etc.) Step 3: Determine the individual performance modifier as shown below:

1 Non-GAAP operating earnings is defined as Net income attributable to PFG less Net realized capital gains (losses), as adjusted less Income (loss) from exited business. See non-GAAP financial measure reconciliations in Addendum B to this section. 104 103

Individual Performance Modifier The Individual Performance Modifier in the PrinPay Plan is used as a multiplier and is based on performance compared to 2022 goals. The Committee assessed each Named Executive Officer’s performance against the individual performance objectives identified and approved individual performance modifier payouts as shown below: Named Executive Officer Individual Performance Modifier Individual Performance Objectives Houston 100% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Enterprise operational effectiveness and efficiency goals; • Capital efficiency and re-allocation objectives; • Business Unit earnings growth strategies; • Enterprise digitalization capabilities with specific digital modernization and optimization targets, among other measures; • Diversity and inclusion objectives; and • Other Company-wide strategic priorities. Strable 100% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Enterprise operational effectiveness and efficiency goals; • Capital efficiency and re-allocation objectives; • Enterprise strategy objectives; • Business Unit earnings growth strategies; and • Other Company wide strategic priorities. Littlefield 95% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Retirement and Income Solutions financial goals (including business operating earnings, non-GAAP ROE1 , margin, cash flow, investment performance, and others); • Retirement and Income Solutions operating model objectives; • Capital efficiency objectives; • Business unit technology and agility solutions; • Enhancement of core performance of Retirement and Income Solutions; and • Other Company wide strategic priorities. 105

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Named Executive Officer Individual Performance Modifier Individual Performance Objectives Friedrich 110% • Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • U.S. Insurance Solutions financial goals (including business operating earnings, non- GAAP ROE1 , margin, cash flow, investment performance, and others); • U.S. Insurance Solutions operating model transformation strategies; • Capital efficiency objectives; • Business unit technology and agility solutions; • Enhancement of core performance of USIS; and • Other Company wide strategic priorities. Hassara 95% Enterprise financial goals (including profit margin, assets under management, net cash flows, revenue, and others); • Workplace Savings and Retirement Solutions financial goals (including business operating earnings, non-GAAP ROE1 , margin, cash flow, investment performance, and others); • Workplace Savings and Retirement Solutions operating model transformation strategies; • Enhancement of core performance of Workplace Savings and Retirement Solutions; and • Other Company wide strategic priorities. Step 4: Calculate final award amounts Name 2022 Eligible Earnings Attributed to Company 2022 Target Attributed to Company PrinPay Score Individual Modifier Final Award Attributed to Company Houston $ 1,000,000 375% 84% 100% $ 3,150,000 Strable $ 686,385 175% 84% 100% $ 1,008,985 Littlefield $ 397,250 150% 84% 95% $ 431,127 Friedrich $ 367,933 150% 84% 110% $ 509,955 Hassara $ 195,692 125% 84% 95% $ 507,528 Executives may defer annual awards into the Excess Plan, as illustrated in the footnote to the Non- Equity Incentive Compensation column of the Summary Compensation Table, on page 103.

Long-Term Incentive Compensation The long-term incentive compensation program is designed to align the interests of Executives and PFG’s shareholders. The compensation the Executives receive reflects the degree to which multiyear financial objectives are achieved and PFG shareholder value is increased. PFG’s retirement, life insurance and asset management products support our clients’ needs throughout different phases of their lifetimes which is why the long-term focus of the compensation programs is particularly important. The long-term incentive compensation program also encourages collaboration among Executives in pursuing Principal-wide goals. 106 105

When determining long-term incentive awards to be granted to Named Executive Officers, the Committee primarily considers competitive market levels based on Peer Group and survey data, and the advice of its independent compensation consultant. The Committee also uses the following factors in determining the award to be granted to each Named Executive Officer (“Award Granted”): • The Named Executive Officer’s performance; • The importance of the Named Executive Officer to Principal over the long term; • The potential impact the Named Executive Officer could have on the Principal’s results; • The Named Executive Officer’s performance relative to their peers within Principal; • Principal performance compared to our competitors; • Retention concerns; and • Tenure in role. The compensation ultimately received by Named Executive Officers may vary considerably from the grant date fair value of the Award Granted, due to Principal’s performance and changes in PFG’s share price that occur after the grant. 2022 Long-Term Incentive Grant Named Executive Officer Award Granted Attributed to Company Houston $ 8,287,330 Strable $ 2,255,500 Littlefield $ 1,218,750 Friedrich $ 1,127,490 Hassara $ 1,920,000 In 2022, Executives’ long-term compensation was granted in the form of 70% PSUs and 30% time-based RSUs. The awards granted were based on the Executive’s performance and compensation compared to pay opportunities of similarly situated executives at the Peer Group companies. PSUs entitle the Executive to earn shares of PFG Common Stock if certain performance levels are achieved. The Committee uses time-based RSUs to increase retention aspects of the long-term incentive program. The weighting is not based on a specific formula or algorithm and is intended to create a balance between the achievement of specific operating objectives and retention. Time-based RSUs have a 3-year cliff vesting. Dividend equivalents become additional RSUs, which vest and are converted to Common Stock at the same time and to the same extent as the underlying RSU. After a threshold non-GAAP ROE or operating income goal is achieved or exceeded2 , PSUs vest based on continued service and achieving an average PFG’s (inclusive of the Company) non-GAAP ROE and Operating Margin3 , each weighted 50%, typically over a three-year period (with each three-year period treated as a “Performance Cycle”). For the 2020 – 2022 and 2021 – 2023 performance cycles, a two-year performance period was approved by the Committee due to accounting changes that may have significant impact on our reported results.

The accounting change was originally going to impact our 2022 results, but the implementation was delayed by the FASB until 2023. As a result we have reverted to a full three-year performance cycle for awards in 2022 and beyond. 2 For the 2022 PSUs, the performance threshold is met if either of the following goals is met: • Three-year average non-GAAP ROE of 7.5%; or • $2 billion cumulative non-GAAP pre-tax operating income (“OI”) 3 Operating Margin is defined as non-GAAP pre-tax operating earnings, divided by non-GAAP gross profit. Non-GAAP gross profit is defined as total non-GAAP operating revenues less benefits, claims, and settlement expenses less dividends to policyholders. See non-GAAP financial measure reconciliations in Addendum B to this section. 107 106

Executives may defer the receipt of PSUs. Non-GAAP ROE is defined as non-GAAP operating earnings divided by average stockholders’ equity available to common stockholders excluding cumulative change in fair value of funds withheld embedded derivative and accumulated other comprehensive income, other than foreign currency translation adjustment. Non-GAAP pre-tax operating income is defined as income from continuing operations before income taxes per the audited Consolidated Statements of Operations less net realized capital gains (losses). Average non-GAAP ROE was selected because it reflects the efficient use of Principal’s capital in generating profits. Average operating margin was selected as a measure because it is common among asset management peers and reflects the efficient use of Principal’s expenditures in generating profits. See non-GAAP financial measure reconciliations in Addendum B to this section. 2022 – 2024 PSU Performance Cycle Performance Level Threshold Award Target Award Maximum Award (150% of Target) Payout (% of Target)(4) 50% 100% 150% Average Non-GAAP ROE(5) 7.6% 15.2% 19.8% Operating Margin 15.8% 31.5% 41.0% (4) Straight line interpolation is used to determine awards for performance between threshold and target and between target and maximum. (5) See non-GAAP financial measure reconciliations in Addendum B to this section Relative Total Shareholder Return6 (RTSR) metric: If PFG’s RTSR is in the top quartile, then the result will be multiplied by 1.2. If PFG’s RTSR is in the bottom quartile, the result will be multiplied by 0.8. If PFG’s RTSR is between the 25th and 75th percentiles, the result will be multiplied by 1.0. The PSUs granted in 2022 for the 2022 – 2024 Performance Cycle will vest based on performance scales for three-year average non-GAAP ROE and Operating Margin over the performance period, each weighted 50%. Payout will be modified based on a three-year relative Total Shareholder Return metric. This change was driven to align our long-term incentive programming with the strategic objectives of the Company. For the 2022 – 2024 Performance Cycle, PSUs will vest at the end of the three-year Performance Cycle, subject to continued employment or service. Timing of Stock Awards and Other Equity Incentives Annual grants of PSUs and time-based RSUs for Executives are determined by the Committee at its February meeting which occurs following the release of the prior year’s results. The Committee’s equity grant policy proves that the grant date for all time-based RSUs and other stock-based awards will never be earlier than the date of approval, and shall be:

• For all annual awards to Executives, the date of approval by the Committee; 6 Relative Total Shareholder Return is defined as PFG’s Total Shareholder Return during the Performance Period as compared to the Total Shareholder Return of the companies in the Comparator Group during the Performance Period. 108 107

• For new employees and promotions, the later of the date of approval or the employee’s hire/ promotion date; • In the event of an award connected with an established stock program for non-Executives, the later of the date of approval or the grant date established by the stock program; and • For any other awards, the date of approval. Benefits The Named Executive Officers participate in the Principal’s broad-based employee benefits program, including: • A qualified pension plan; • A 401(k) plan; • Group health, dental, vision and disability coverage, and life insurance; • A discounted employee stock purchase plan; • Flexible time off; and • Flexible spending account plans. Principal also offers all Named Executive Officers a non-qualified defined contribution plan (“Excess Plan”) and a defined benefit non-qualified retirement plan (“NQDB”). These benefits are offered to attract and retain talent and provide long-term financial security to employees. The NQDB helps Principal attract midcareer Executives and retain Executives by providing competitive retirement benefits. The NQDB is coordinated with the qualified pension plan and is designed to restore benefits that otherwise would accrue to Executives in the absence of Tax Code limitations on the qualified pension plan. The narrative to the Pension Benefits Table on pages 108-111 provides additional information about the NQDB and the qualified pension plan. Principal maintains the Excess Plan to help attract and retain Executives by allowing Executives to save for retirement and to provide matching contributions on those savings, without regard to the limitations imposed by the Tax Code on 401(k) plans. The narrative to the Non-Qualified Deferred Compensation Table on page 111 provides additional information about the Excess Plan. The value of the retirement and savings plans for Non-Grandfathered Participants (see page 109) is targeted to be, in the aggregate, slightly above the median of diversified financial services companies because a large portion of the Principal’s business centers on the sale of retirement products. The defined benefit pension plan for Grandfathered Choice Participants (see page 108) has a market value above the median and the 401(k) plan match for Grandfathered Choice Participants is below market median. These benefits were also originally designed to be slightly above market median to attract and retain employees. Effective January 1, 2023, all participants under the qualified pension and NQDB plans earn benefits solely under the cash balance formula. All other benefits are targeted at market median in the aggregate, which supports Principal’s benefit strategy and aids in attracting and retaining talent. Change of Control and Separation Pay The Committee believes it is in the best interests of Principal and PFG’s shareholders to: • Assure that Principal will have the continued service of its Executives;

• Reduce the distraction of the Executives that would result from the personal uncertainties caused by a pending or threatened Change of Control; • Encourage the Executives’ full attention and dedication to Principal; and • Provide the Executives with compensation and benefits upon a termination related to a Change of Control that are competitive with those of similar businesses. 109 108

For these reasons, Principal has entered into Change of Control Employment Agreements with each of the Executives. These agreements help align the financial interests of management with Principal’s, particularly when an acquisition would result in termination of the Executive’s employment. These Change of Control Employment Agreements are based on market practice and do not affect other components of the Executives’ compensation. When entering into these agreements, the Committee reviewed survey data and practices of other public insurance and financial services companies. The Committee continues to review market practices in this area for potential changes in these agreements. All benefits provided to the Executives upon a Change of Control are paid after both a Change of Control and Qualifying Termination of employment have occurred (sometimes referred to as a double trigger), except that the then current value of the Executive’s Excess Plan and NQDB will be paid upon a Change of Control to ensure that the value of those plans is not reduced if Principal is sold. These agreements do not provide excise tax gross ups. See pages 115-117 for details. As noted on page 92, the Committee worked with the independent compensation consultant on a comprehensive market analysis of termination-related benefits related to our Executive Severance Plan, which provides benefits to Executives whose employment is terminated due to a reorganization or reduction in the workforce. Additional payments may be permitted in some circumstances as a result of negotiations with Executives, particularly when Principal requests additional covenants from the Executives. See pages 113-115 for details regarding benefits under the Executive Severance Plan. Stock Ownership Guidelines Executives are required to own a meaningful amount of PFG stock to ensure their interests are aligned with PFG’s shareholders’ interests and with Principal’s long-term performance. Once the Executive achieves the required stock ownership level based on market value, the ownership requirement remains at the number of shares owned at the time, regardless of subsequent changes in stock price or salary. Upon promotion, the Executive is required to meet the next level of PFG stock ownership. Until the ownership guideline is met, Executives are required to retain a portion of the “net profit shares” resulting from equity-based long-term incentive plan grants. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed at time of exercise, vesting of RSUs and PSUs, or earn out of performance shares. The percentage of net profit shares that must be retained until ownership requirements are met are shown below: Executive Level Retention Ratio Multiple of Base Salary Chairman 75% 7 times Division Presidents and Executive Vice Presidents 50% 4 times All Named Executive Officers comply with these guidelines. Hedging and Pledging Policy Principal prohibits all employees, including Named Executive Officers, from purchasing any Principal securities on margin (except for exercising stock options); engaging in short sales or trading in any put or call options; and purchasing, directly or indirectly, any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that is designed to hedge or offset any decrease in the market value of Principal securities. Principal prohibits PFG’s board of directors (the directors of which mirror the Company’s board of directors) and those employees subject to Section 16 reporting requirements, including Named Executive Officers, from directly or indirectly pledging, hypothecating, or otherwise encumbering Principal securities as collateral for indebtedness. This includes, but is not limited to, holding Principal securities in a margin account and pledging Principal securities as collateral for a loan. This does not apply to the exercise of employee stock options. Repricing Policy Principal has not repriced underwater stock options and we will not do so without shareholder approval. 110 109

Clawback Policy The Committee has adopted a compensation recovery policy that applies to Executives. Principal can recover any incentive compensation if the amount of the compensation was based on achievement of financial results that were subsequently restated if the Committee decides that the Executive engaged in fraud or intentional misconduct that caused the restatement of PFG’s (or the Company’s) financial statements, and if the amount of the Executive’s incentive compensation or equity award would have been lower had the financial results been properly reported. Principal can also cancel or recover incentive compensation, received in the event of either reputational or financial harm to Principal that arises directly or indirectly from an Executive’s misconduct, gross negligence, misfeasance or nonfeasance. Gross-Up Policy Executives do not receive any income tax gross-ups, except that all employees, including Executives, receive an income tax gross-up in connection with benefits provided with relocation. Risk Assessment of Employee Incentive Plans The Human Resources Compensation Department and the chief risk officers in the business units annually conduct a review and analysis of Principal’s employee incentive compensation plans to determine whether the plans are reasonably likely to have a material adverse effect on Principal and review their processes and conclusions with the Chief Risk Officer. The following factors, among others, are assessed: • Plan design; • Performance metrics and quality of goal setting; • Administrative procedures, including governance practices; • Plan compliance, communications and disclosures; • Potential risks created by the plans; • Risk control factors and their effectiveness; and • Inherent and residual risk ratings. Some key factors that mitigate risks to Principal related to its incentive plans are the Principal’s stock ownership guidelines for Executives, the compensation recovery policy, the anti-hedging policy and the Committee’s ability to exercise its judgment in evaluating the quality of performance achievements when determining earned compensation. A summary of the assessment process and conclusions is reviewed annually with the Committee. Based on this review, Principal has determined each year that its employee incentive compensation plans are designed to encourage behaviors that create and maintain shareholder value, do not encourage excessive risk, and are not reasonably likely to have a material adverse effect on Principal. 111 110

Summary Compensation Table The following table sets forth the compensation paid to the Named Executive Officers for services provided to the Company and its subsidiaries during 2020, 2021 and 2022. Name and Principal Position Year Salary Attributed to Company(1) Bonus Attrib. to Co. Stock Awards Attributed to Company(2)(3) Option Awards Attributed to Company(2) Non Equity Incentive Plan Compensation Attributed to Company(4) Changes in Pension Value and Non-Qualified Deferred Compensation Earnings Attributed to Company(5) All Other Compensation Attributed to Company(6) Total Attributed to Company(7) Daniel J. Houston, 2022 $ 1,000,000 $ 0 $ 8,540,764 $ 0 $ 3,150,000 $ 598,475 $ 514,910 $13,804,149 Chairmen, President and 2021 $ 1,000,000 $ 0 $ 4,275,014 $ 4,275,011 $ 6,075,000 $ 1,699,323 $ 241,815 $17,566,163 Chief Executive Officer 2020 $ 890,385 $ 0 $ 3,874,991 $ 3,874,991 $ 2,671,154 $ 4,010,196 292,701 $15,614,418 $ 0 Deanna D. Strable-Soethout, 2022 $ 686,385 $ 0 $ 2,323,577 $ 0 $ 1,008,985 $ 0 $ 196,651 $ 4,215,598 Executive Vice President and 2021 $ 657,308 $ 0 $ 1,008,005 $ 1,008,051 $ 2,236,161 $ 670,792 $ 110,389 $ 5,690,706 Chief Financial Officer 2020 $ 588,923 $ 0 $ 886,859 $ 886,880 $ 824,492 $ 1,944,503 $ 102,767 $ 5,234,424 $ 0 Christopher J. Littlefield, President – Retirement Income Solutions 2022 $ 397,250 $ 0 $ 1,255,527 $ 0 $ 431,127 $ 36,869 $ 52,693 $ 2,173,467 $ 0 Amy C. Friedrich, 2022 $ 367,933 $ 0 $ 1,161,498 $ 0 $ 509,955 $ 0 $ 27,688 $ 2,067,074 President U.S. Insurance Solutions 2021 $ 339,704 $ 0 $ 418,466 $ 418,489 $ 605,352 $ 301,950 $ 33,318 $ 2,117,279 $ 0 Teresa Hassara, Vice President, Workplace Savings and Retirement Solutions 2022 $ 195,692 $ 0 $ 1,920,000 $ 0 $ 507,528 $ 11,758 $ 9,231 $ 2,644,209 (1) Includes 2022 salary deferred i to the qualified 401(k) Plan and the Excess Plan that we’re attributing to the Company, as shown below (information on deferrals for 2021 was included in last year’s proxy statement): Named Executive Officer 401(k) Employee Contribution Attributed to Company Excess Plan Employee Contributions Attributed to Company Total Employee Contributions Attributed to Company Houston $ 21,385 $ 80,000 $ 101,385 Strable $ 32,407 $ 68,639 $ 101,046 Littlefield $ 16,164 $ 31,780 $ 47,944 Friedrich $ 8,943 $ 29,435 $ 38,378 Hassara $ 12,309 $ 0 $ 12,309 (2) Amounts represent the grant-date fair value of Option awards granted in 2020, 2021, and 2022 under the ICP. Values in respect of Options, PSUs and RSUs were determined in accordance with Topic 718, and the assumptions made in calculating them can be found in Note 19 of the Notes to the Consolidated Financial Statements in Item 8 of our 2022 Form 10-K. (3) PSUs will be earned and paid in shares of Common Stock only if performance requirements are met or exceeded. The PSUs are eligible for dividend equivalents, and the dividend equivalents are subject to the same performance requirements as the corresponding PSUs and are only earned if the performance measures are met or exceeded. The maximum payout for the 2020, and 2021 PSUs is 150% of the target number of PSUs. The maximum payout for the 2022 PSUs is 180% of the target number of PSUs. If the PSUs granted in 2022 are earned at the maximum payout, the grant date value of such PSUs would be increased by the amount shown in the following table. The table below shows the maximum payouts for the 2022 Performance Awards included in this column of the “Summary Compensation Table.” 112 111

Named Executive Officer Grant Date Values Attributed to Company Assuming Payout at Maximum Houston $ 4,704,005 Strable $ 1,263,094 Littlefield $ 682,502 Friedrich $ 631,382 Hassara $ 0 (4) The amounts shown represent annual incentive compensation awards earned in 2022 and paid in 2023 and include the following amounts deferred into the qualified 401(k) Plan and Excess Plan that we’re attributing to the Company: Named Executive Officer Employee Contributions on Incentive Pay Attributed to Company Houston $ 259,615 Strable $ 308,194 Littlefield $ 43,076 Friedrich $ 7,663 Hassara $ 624 (5) The amounts accrued each year differs from the amount accrued in prior years due to increases in age, service and pay. The change in pension value is also highly sensitive to changes in the interest rate used to determine the present value of the payments to be made to the executive. Assumptions underlying the determination of the amount of increase in actuarial value for both the qualified and non-qualified pension plans are disclosed on pages 110-111. Changes in these assumptions and compensation changes will impact this value annually. There are no above market earnings on deferred compensation. (6) All Other Compensation for the Named Executive Officers we’re attributing to the Company consists of the following: Named Executive Officer Perquisites & Other Personal Benefits Attributed to Company(a) Principal Contributions to Defined Contribution Plans Attributed to Company(b) Total Attributed to Company Houston $ 90,410 $ 424,500 $ 514,910 Strable $ 21,298 $ 175,353 $ 196,651 Littlefield $ 300 $ 52,393 $ 52,693

Friedrich $ 483 $ 27,205 $ 27,688 Hassara $ 0 $ 9,231 $ 9,231 (a) Represents the incremental aggregate cost we’re attributing to the Company for all perquisites provided during the year, including the value of an annual physical examination, business spousal travel, and gifts given to all sales conference attendees. (b) The amounts shown below are matching contributions to the 401(k) Plan and the Excess Plan that we’re attributing to the Company. The Excess Plan’s matching contributions are also included in the Company’s contributions in the Non-Qualified Deferred Compensation table on page 111. 113 112

Named Executive Officer 401(k) Matching Contribution Made by Principal (Attributed to Company) Excess Plan Matching Contribution Made by Principal (Attributed to Company) Total Houston $ 15,375 $ 409,125 $ 424,500 Strable $ 15,375 $ 159,978 $ 175,353 Littlefield $ 9,994 $ 42,399 $ 52,393 Friedrich $ 9,071 $ 18,134 $ 27,205 Hassara $ 9,231 $ 0 $ 9,231 (7) Sum of the total dollar value of the other columns in this table. Grants of Plan-Based Awards for Fiscal Year End December 31, 2022 Estimated Future Payouts Attributed to Company Under Non-Equity Incentive Plan Awards Estimated Future Payouts Attributed to Company Under Equity Incentive Plan Awards(2) All Other Stock Awards: Number of Shares of Stock Attrib. All Other Option Awards: Number of Securities Underlying Options Attributed to Exercise Price or Base Price of Option Awards Grant Date Fair Value of Stock and Option Awards Attributed to Name Grant Date Threshold Target Maximum(1) Threshold Target Maximum to Co. Company(3) ($/Sh)(4) Company(5) Houston n/a $3,750,000 $ 11,250,000 03/07/2022 18,269 91,347 164,425 $ 8,287,336 03/01/2022 35,680 0 $ 0 $ 0 Strable n/a $ 1,201,173 $ 3,603,520 03/07/2022 4,906 24,528 44,150 $ 2,255,528 02/28/2022 9,579 0 $ 0 $ 0 Littlefield n/a $ 595,875 $ 1,787,625 03/07/2022 2,651 13,254 23,856 $ 1,218,757 02/28/2022 5,176 0 $ 0 $ 0 Friedrich n/a $ 551,900 $ 1,655,699 03/07/2022 2,452 12,261 22,069 $ 1,127,482 02/28/2022 4,788 0 $ 0 $ 0 Hassara n/a $ 636,000 $ 1,908,000 03/07/2022 0 0 0 24,778 $ 1,549,343 (1) The maximum award shown is the maximum aggregate award payable under the PrinPay Plan for the Named Executive Officers. (2) These columns reflect PSUs granted on March 7, 2022. These PSUs will vest, if at all, according to the 2022 – 2024 PSU performance scale outlined on page 99, subject to continued employment through the end of the performance period. The maximum payout for the 2022 PSUs is 180% of the target number of PSUs. (3) Amounts represent the grant date fair value of the award determined in accordance with Topic 718. (4) The per-share option exercise price is the closing price of PFG’s Common Stock on the date of grant. (5) Represents the grant date fair value of the award at target.

114 113

Outstanding Equity Awards at Fiscal Year End December 31, 2022 Option Awards Stock Awards Name Number of Securities Underlying Unexercise d Options (#) Exercisable Attributed to Company(1) Number of Securities Underlying Unexercised Options (#) Unexercisabl e Attributed to Company Option Exercis e Price Option Expiratio n Date Numbe r of Shares or Units of Stock That Have Not Vested Attrib. to Co.(2) Market Value of Shares or Units of Stock That Have Not Vested Attribute d to Company Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested Attributed to Company(3) Equity Incentive Plan Awards: Market or payout value of Unearned Shares, Units, or Other Rights That Have Not Vested Attributed to Company(4) Houston 227,275 0 $ 63.98 02/26/202 8 0 133,990 $ 51.73 02/24/203 0 74,151 $ 6,222,780 90,938 181,877 $ 58.68 03/05/203 1 88,415 $ 7,419,747 — — — — 36,927 $ 3,098,889 94,539 $ 7,933,694 Strable 21,780 0 $ 51.33 02/23/202 5 68,040 0 $ 37.38 02/22/202 6 50,475 0 $ 62.78 02/27/202 7 55,140 0 $ 63.98 02/26/202 8 81,880 0 $ 53.09 02/25/202 9 61,333 30,667 $ 51.73 02/24/203 0 16,971 $ 1,424,192 21,443 42,887 $ 58.68 03/05/203 1 20,847 $ 1,749,501 — — — — 9,914 $ 831,958 25,385 $ 2,130,312 Littlefiel d 22,224 11,112 $ 51.73 02/24/203 0 6,149 $ 516,049 6,836 13,671 $ 58.68 03/05/203 1 6,646 $ 557,731 — — — — 5,357 $ 449,543 13,717 $ 1,151,097 Friedrich 3,770 0 $ 51.33 02/23/202 5

7,000 0 $ 37.38 02/22/202 6 6,909 0 $ 62.78 02/27/202 7 21,051 0 $ 63.98 02/26/202 8 38,203 0 $ 53.09 02/25/202 9 28,816 14,408 $ 51.73 02/24/203 0 7,974 $ 669,170 8,902 17,804 $ 58.68 03/05/203 1 8,655 $ 726,294 — — — — 4,956 $ 415,887 12,689 $ 1,064,877 Hassara — — — — 25,187 $ 2,113,705 — $ 0 (1) All options vest in three equal installments on the first, second and third anniversaries of the grant date. Each of these options is also subject to accelerated vesting in certain events, such as the Named Executive Officer’s death, disability, or retirement (awards granted prior to January 1, 2016), or upon the occurrence of a Change of Control. (2) All RSUs vest on the third anniversary of the grant date. (3) The PSUs granted in 2020 vested on December 31, 2022 and are disclosed at 87% of target in accordance with ASC Topic 718. The PSUs granted in 2021 are disclosed at 114% of target in accordance with ASC Topic 718 and are subject to an additional year of service-based vesting. PSUs granted in 2022 have a three-year performance period and are subject to continued performance through December 31, 2024. They will pay out based on performance against certain non-GAAP ROE and OM with an RTSR modifier, but only if either the non-GAAP ROE or operating income threshold performance measure is met as approved by the Human Resources Committee. (4) Assumes a stock price of $83.92 per share, the closing price of a share of PFG’s Common Stock on the last trading day of the year, December 31, 2022, reported for the Nasdaq. 115 114

Named Executive Officers may defer PSUs that are earned and would otherwise be paid shortly after the performance period. Annual cash incentive awards, as shown in the Non-Equity Incentive Compensation column of the Summary Compensation Table, may also be deferred into the Excess Plan. Option Exercises and Stock Vested The following table provides information concerning the exercise of stock options and the vesting of RSUs and PSUs during calendar year 2022 for each Named Executive Officer on an aggregated basis. Name Option Awards Number of Shares Acquired on Exercise Attributed to Company Value Realized on Exercise Attributed to Company(1) Stock Awards Number of Shares Acquired on Vesting Attributed to Company Value Realized on Vesting Attributed to Company(2) Houston 1,132,125 $ 38,178,876 74,151 $ 6,575,741 Strable 26,800 $ 1,147,445 16,971 $ 1,504,973 Littlefield 156,513 $ 3,136,477 6,149 $ 545,320 Friedrich 0 $ 0 7,974 $ 707,121 Hassara 0 $ 0 0 $ 0 (1) Represents the difference between the market price of the underlying shares of PFG Common Stock on the date of exercise and the exercise price of the exercised option. (2) Represents the market value of PSUs granted in 2020 that settled on February 27, 2023, at $88.68 upon Committee approval of the final performance modifier of 87%. The actual payout was determined applying negative discretion. 116 115

Pension Plan Information Participant Group Pension Benefit Formula Grandfathered Participants Grandfathered Participants were age 47 or older with at least ten years of service on December 31, 2005 and elected to retain the prior benefit provisions under the Defined Benefit (“DB”) Plan and the NQDB and to forego receipt of the additional matching contributions offered under the 401(k) and Excess Plans. • Currently, no Named Executive Officer is a Grandfathered Participant. Defined Benefit Plan (Traditional Formula) 39.2 % of Average Compensation (the highest five consecutive years’ total Payout of the past ten years of Pay. “Pay” is the Named Executive Officer’s base salary and annual incentive bonus up to the Tax Code limits) below the Integration Level(1) plus 61.25% of Average Compensation above the Integration Level. Cash Balance Plan — The Annual Pay Credits are calculated using the table below. Annual Pay Credit Age+ Service Contribution on Contribution on Pay Above Taxable Wage Years (Points) All Pay Base(2) < 40 4.00% 2.00% 40 – 49 5.50% 2.75% 50 – 59 7.00% 3.50% 60 – 69 9.00% 4.50% 70 – 79 11.50% 5.75% 80 or more 14.00% 7.00% NQ Defined Benefit The NQDB benefit formula for Grandfathered Participants hired before January 1, 2002, is the greater of: • 65% of Average Compensation, offset by Social Security and DB Plan benefits; or • The greater of the traditional or cash balance DB Plan benefit for Grandfathered Participants without regard to Tax Code limits, offset by the benefit that can be provided under the DB Plan. 117 116

Participant Group Pension Benefit Formula Non-Grandfathered Participants Non-Grandfathered Participants will receive the greater of the benefit provided under the Traditional Benefit Formula or the Cash Balance Formula through December 31, 2022. Effective January 1, 2023, will earn benefits under only the Cash Balance Formula. Defined Benefit Plan Traditional Formula — 35% of Average Compensation below the Integration Level plus 55% of Average Compensation above the Integration Level. Cash Balance Formula — The Annual Pay Credits are calculated using the table below Annual Pay Credit Age+ Service Contribution on Contribution on Pay Above Taxable Wage Years (Points) All Pay Base(2) < 40 3.00% 1.50% 40 – 59 4.00% 2.00% 60 – 79 5.50% 2.75% 80 or more 7.00% 3.50% Non-Qualified Defined Benefit The NQDB benefit formula for Non-Grandfathered Participants hired before January 1, 2002, is: • The traditional or cash balance pension plan benefit for Non-Grandfathered Choice Participants (whichever is greater) without regard to Tax Code limits, offset by the benefit that can be provided under the DB Plan. For employees who were active participants in the plan on December 31, 2005, their accrued benefit will not be less than their accrued benefit determined as of that date. There is a reduction for benefits paid under the Traditional Formula that begin prior to the Named Executive Officers attaining Normal Retirement Age: • Principal subsidizes early retirement if the Named Executive Officer remains employed until Early Retirement Age (age 57 with 10 years of service), which is the earliest date an employee may begin receiving retirement benefits. • The early retirement benefits for Grandfathered Choice Participants (and Non-Grandfathered Choice Participants for benefits accrued prior to January 1, 2006) range from 75% at age 57 to 100% at age 62. The early retirement benefits for Non-Grandfathered Choice Participants for benefits accrued after December 31, 2005, range from 75% at age 57 to 97% at age 64.

• If the Named Executive Officer terminates employment before reaching Early Retirement Age, Principal does not subsidize early retirement. The early retirement benefits range from 58.6% at age 57 to 92.8% at age 64. • Benefits under the Traditional Formula are eligible for a Cost-of-Living Adjustment (COLA) after retirement benefits begin. For Non- Grandfathered Participants, only benefits accrued as of December 31, 2005, receive this adjustment. The COLA is based on the Consumer Price Index. 118 117

Participant Group Pension Benefit Formula Changes Effective January 1, 2023 Principal has announced participant benefit accruals under the Grandfathered and Non-Grandfathered Traditional Formulas in the Defined Benefit and Non-Qualified Defined Benefit Plans will stop effective December 31, 2022. Effective January 1, 2023, participants will begin accruing benefits solely under the Non-Grandfathered Cash Balance Formula. For participants impacted by this change, benefits earned prior to January 1, 2023, will continue to be paid based on the greater of the Traditional or Cash Balance benefit. Benefits earned after December 31, 2022, will be payable as an additional Cash Balance benefit. (1) The Covered Compensation Table in the Tax Code. (2) The Social Security Taxable Wage Base. Pension Distributions Participants receive an annuity under the traditional benefit formula in the DB Plan. The qualified cash balance benefit formula in the DB Plan allows for benefits as an annuity or lump sum. NQDB benefits may be paid as a lump sum at termination/retirement, or as an annuity. Distributions may also be allowed at death or a change of control. For participants in the plan prior to January 1, 2010, a mandatory payment occurs at age 65, and they may elect for payments on a specified date between age 60 and 65. Pension Benefits Named Executive Officer Plan Name Number of years Credited Service(1) Present Value of Accumulated Benefit at Normal Retirement Age Attributed to Company(2) Payments During Last Fiscal Year Attributed to Company Houston Qualified Plan $ 1,394,083 NQDB Plan 38 $ 17,536,040 $ 0 Strable Qualified Plan $ 810,054 NQDB Plan 32 $ 4,681,986 $ 0 Littlefield Qualified Plan $ 27,201 NQDB Plan 2 $ 65,678 $ 0 Friedrich Qualified Plan $ 349,387 NQDB Plan 22 $ 1,183,997 $ 0 Hassara Qualified Plan $ 11,758 NQDB Plan <1 $ 0 $ 0 (1) As of December 31, 2022. (2) Benefit calculations have been made using the following assumptions:

• Annuity Basis Discount Rate (for Traditional Benefit): 2.75% for December 31, 2021, and 5.10% for December 31, 2022. Cost of Living 1.6875% for December 31, 2021, and 1.6875% for December 31, 2022. Mortality: PRI-12 White Collar for December 31, 2021, and December 31, 2022. Improvement: For December 31, 2021, RPEC-2014-v2021 model using historical data through 2019 (graduated from 2017). For December 31, 2022, SOA MIM2021-v3 model using historical data through 2019 (graduated from 2017). 119 118

Convergence: For December 31, 2021, 10-year to SSA 2010-2088 improvement scale (SSA Trustees Report 2021) with no special COVID impacts. For December 31, 2022, 11-year convergence to SSA Trustees Report 2022 Intermediate (Alternative II) scenario with no special COVID Impacts. Traditional benefits under the qualified DB Plan must be paid as annuity. Under the NQDB Plan, Named Executive Officers may elect whether benefits will be paid as an annuity or in a single sum payment. • Lump Sum Basis Discount Rate (for Traditional Benefit): for those Named Executive Officers who have elected to receive their traditional NQDB benefits in a single lump sum payment, the present value of their Traditional NQDB benefits has been determined using a discount rate as follows: • For December 31, 2021, 6.85%. For December 31, 2022, 7.90%. • Lump Sum Mortality: For December 31, 2021, and December 31, 2022, IRS 417(e)(3) mortality at decrement. • Cost of living increase: 1.6875% for December 31, 2021, and 1.6875% for December 31, 2022. • Retirement age of 65; and • Cash balance interest for participants crediting rate of 5.0% for December 31, 2021, and December 31, 2022 if hired before July 1, 2019. If hired on or after July 1, 2019, the plan provides a fixed 4% interest credit. Non-Qualified Deferred Compensation Executive Principal Aggregate Aggregate Aggregate Contributions in Contributions in Earnings in Withdrawals / Balance at Last Fiscal Year Last Fiscal Year Last Fiscal Year Distributions Last Fiscal Year Attributed to Attributed to Attributed to Attributed to End Attributed Named Executive Officer Company(1) Company(2) Company Company to Company(3) Houston $ 566,000 $ 409,125 $ (1,957,789) $ 0 $ 8,596,874 Strable $ 1,186,719 $ 159,978 $ (1,196,596) $ 0 $ 5,235,237 Littlefield $ 69,857 $ 42,399 $ (32,965) $ 0 $ 201,503 Friedrich $ 29,435 $ 18,134 $ (64,696) $ 0 $ 312,030 Hassara $ 0 $ 0 $ 0 $ 0 $ 0 (1) The amounts shown as “Executive Contributions” have either been included in the Salary column of the Summary Compensation Table on page 103 or represent annual incentive payment deferrals earned in 2021and credited to the Named Executive Officers’ accounts during 2022. (2) The amounts shown as “Principal Contributions” are included in the “All Other Compensation Column” of the Summary Compensation table on page 103. (3) The end of year 2022 aggregate balances include the following deferrals and matching contributions from years prior to 2022:

Employee Principal Deferral Match Attributed to Attributed to the Company the Company Total Prior to Prior to Attributed to Named Executive Officer 1/1/2022 1/1/2022 Company Houston $ 2,608,202 $ 1,763,980 $ 4,372,182 Strable $ 2,647,106 $ 637,227 $ 3,284,333 Littlefield $ 66,740 $ 34,094 $ 100,834 Friedrich $ 129,884 $ 87,573 $ 217,457 Hassara $ 0 $ 0 $ 0 120 119

Qualified 401(k) Plan and Excess Plan Plan Feature Qualified 401(k) Plan Excess Plan Deferrals 1-50% of base salary and up to 100% of annual incentive compensation awards (1-100% of base pay if not contributing to the Excess Plan) up to the limits imposed by the Tax Code. Additionally, up to $20,000 in voluntary after-tax contributions can be contributed in each calendar year. 1-50% of base salary and up to 100% of annual incentive compensation awards. Investment Options There are numerous investment options. Investment and investment returns are based on the participant’s direction. The investment options represent “phantom” units tied to the results of the reference funds listed on page 113. Investment and investment return is based on the participant’s direction. Distributions Allowed at various times including termination, death, and disability. Allowed at various times including termination, death, specified date, change of control, unforeseen emergency, and mandatory payment at age 65. Vesting 3-year cliff Immediate 121 120

The following are the investment options available to all participants in the Excess Plan; each option represents “phantom” units tied to the listed funds (parenthesized information indicates share class): 1 Year Rate Of Return Investment Option (12/31/2022) Principal Blue Chip Fund (R6) -31.08% Principal Equity Income Fund (Institutional) -10.42% Principal LargeCap S&P 500 Index Fund (Institutional) -18.46% Principal LargeCap Growth Fund I (R6) -34.41% Principal MidCap Fund (R6) -23.04% Principal MidCap S&P 400 Index Fund (R6) -13.10% Principal SmallCap Value II Fund (R6) -9.07% Principal SmallCap S&P 600 Index Fund (R6) -16.33% Principal SmallCap Growth I Fund (R6) -28.56% Principal Real Estate Securities Fund (R6) -25.14% Principal Origin Emerging Markets Fund (R6) -29.72% Principal Diversified International Fund (R6) -19.56% Principal International Equity Index Fund (R6) -14.25% Principal LifeTime Hybrid 2015 Fund (R6) -13.66% Principal LifeTime Hybrid 2020 Fund (R6) -14.37% Principal LifeTime Hybrid 2025 Fund (R6) -15.24% Principal LifeTime Hybrid 2030 Fund (R6) -16.77% Principal LifeTime Hybrid 2035 Fund (R6) -17.34% Principal LifeTime Hybrid 2040 Fund (R6) -17.95% Principal LifeTime Hybrid 2045 Fund (R6) -18.32% Principal LifeTime Hybrid 2050 Fund (R6) -18.53% Principal LifeTime Hybrid 2055 Fund (R6) -18.53% Principal LifeTime Hybrid 2060 Fund (R6) -18.54% Principal LifeTime Hybrid 2065 Fund (R6) -18.53% Principal LifeTime Hybrid Income Fund (R6) -13.17% Principal Core Plus Bond Fund (Institutional) -14.16% Principal Inflation Protection Fund (Institutional) -12.08% Principal Government & High-Quality Bond Fund (Institutional) -11.87% Principal Bond Market Index Fund (Institutional) -13.27% Principal Financial Group, Inc. Employer Stock Fund 19.56% Principal Diversified Real Asset Fund (R6) -5.96% Principal Select Stable Value Fund 1.48% 122 121

Severance Plans All Named Executive Officers are eligible for severance under the Principal’s executive severance plan if they are terminated because of layoffs, position elimination or similar reasons. They are not eligible for severance benefits if they take a comparable job with Principal (including with the Company), fail to sign a release of claims against Principal (including the Company), and/or for other specified reasons. The benefit payable under the severance plan is as follows: Named Executive Officer Lump sum severance payment calculated as follows: Houston The sum of the following three components: an amount equal to two times annual base salary; an amount equal to two times the average amount of the bonuses paid for the last three complete calendar years; and an amount equal to two years of health benefits premiums, intended to compensate the CEO for COBRA premiums. Strable The sum of the following three components: an amount equal to one and a half times the participant’s annual base salary; an amount equal to one and a half times the average amount of the bonuses paid the participant for the last three complete calendar years; and an amount equal to one and a half years of health benefits premiums, intended to compensate for COBRA premiums. Littlefield The sum of the following three components: an amount equal to one and a half times the participant’s annual base salary; an amount equal to one and a half times the average amount of the bonuses paid the participant for the last three complete calendar years; and an amount equal to one and a half years of health benefits premiums, intended to compensate for COBRA premiums. Friedrich The sum of the following three components: an amount equal to one and a half times the participant’s annual base salary; an amount equal to one and a half times the average amount of the bonuses paid the participant for the last three complete calendar years; and an amount equal to one and a half years of health benefits premiums, intended to compensate for COBRA premiums. Hassara The sum of the following three components: an amount equal to one times the participant’s annual base salary; an amount equal to one times the average amount of the bonuses paid the participant for the last three complete calendar years; and an amount equal to one year of health benefits premiums, intended to compensate for COBRA premiums. In circumstances in which the severance plan does not apply, the Committee would determine whether any severance benefits would be paid. The following table illustrates the severance or contractual benefits that the Named Executive Officers would have received had they qualified for such benefits on December 31, 2022. 123 122

Outplacement COBRA Severance Services Reimbursement Total Attributed to Attributed to Attributed to Attributed to Named Executive Officer Company Company Company Company Houston $10,080,769 $ 40,000 $ 34,124 $10,154,893 Strable $ 3,066,336 $ 40,000 $ 21,779 $ 3,128,115 Littlefield $ 1,113,197 $ 26,000 $ 23,649 $ 1,162,846 Friedrich $ 1,165,283 $ 23,600 $ 21,466 $ 1,210,349 Hassara $ 1,144,800 $ 38,400 $ 21,149 $ 1,204,349 Change of Control Employment Agreements Principal has Change of Control Employment Agreements with each of the Named Executive Officers. These Agreements provide market-based protections and do not provide excess tax gross ups. The Agreements have an initial term of two years and will automatically renew for successive one-year periods unless Principal provides a notice electing not to extend the term. If during the term of these agreements a Pre- Change of Control Event or a Change of Control occurs (each term as defined below), the term of the agreements will extend until the second anniversary of a Change of Control. These agreements provide that if payments upon termination of employment related to a Change of Control would be subjected to the excise tax imposed by Section 4999 of the Tax Code, and if reducing the amount of the payments would result in greater benefits to the Named Executive Officer (after taking into consideration the payment of all income and excise taxes that would be owed as a result of the Change of Control payments), Principal will reduce the Change of Control payments by the amount necessary to maximize the benefits received, determined on an after tax basis. The benefits provided under these agreements will be available to Named Executive Officers upon a Change of Control if their employment is terminated following or in connection with a Pre-Change of Control Event, or if any third party ends or adversely changes the terms and conditions of their employment. For a termination or change in employment prior to a Change of Control, such termination or change in employment is deemed to have occurred immediately following the date on which a Change of Control occurs, rather than at the time the termination or change in employment actually occurs. Under these Agreements, a Pre-Change of Control Event means: • An offer that would result in a third party owning 40% or more of the Principal’s voting securities; • A proxy solicitation or contest for the election of one or more members of PFG’s Board; or • An agreement that would result in a Change of Control. Under these Agreements, a Change of Control means: • Any person becoming an owner of 40% or more of PFG’s Common Stock; • Directors on the Board on the date of the Agreements (or those thereafter nominated for election, or elected to replace such Directors by certain incumbent Directors) are no longer a majority of the Board; • A merger, reorganization, consolidation or similar transaction in which PFG shareholders do not continue to own more than 60% of the voting securities of the surviving corporation or its ultimate parent corporation; or

• Approval by the shareholders of Principal of a sale of its assets or a plan of liquidation. These Agreements also provide: • That the Named Executive Officers receive specified salary, annual incentive compensation and benefits for two years following a Change of Control if their employment continues after the Change of Control; • That if the successor company (“Successor”) to Principal agrees to issue equity to replace the equity awards they received from Principal, the outstanding equity awards will continue or will become equity related to the common stock of the Successor. Any outstanding performance-based equity awards will be converted into time vesting restricted stock or RSUs for Principal stock (or the stock of the Successor). If the Successor does not or cannot agree to such substitution, then any such awards that are not converted will become fully vested, exercisable and/or distributable upon the Change of Control. In addition, the Agreements and equity award agreements specify that the Committee (as made up immediately prior to the Change of Control) determines whether awards will be settled in cash; 124 123

• For severance and other benefits if their employment is terminated without “Cause” or by the Named Executive Officer voluntarily for Good Reason. Termination without Cause or by the Named Executive Officer for Good Reason is referred to as a Qualifying Termination; and • That all benefits previously accrued under the NQDB and Excess Plans will vest, and these benefits will be paid in accordance with these plans. The benefits received upon a Change of Control without termination of employment include the current vested account balance in the Excess Plan and the current vested benefit in the NQDB, according to change of control distribution elections on file for these plans. For purposes of the Agreements, Good Reason means negative changes in the terms and conditions of the Named Executive Officer’s employment, consisting of: • Failure to pay base salary; • Failure to pay the annual bonus or a reduction in annual bonus opportunity; • Material adverse change in position, authority or duties; • Material reduction in the aggregate compensation and benefits; • Relocation to any office or location more than 50 miles from where the Named Executive Officer worked immediately before the Change of Control; • Any material breach of the Change of Control Employment Agreement; • Any purported termination Principal claims is for Cause, but fails to satisfy the requirements for a Cause termination; or • The failure of the Successor to be bound by the Agreements. Cause means any one or more of the following: • Commission of certain crimes; • Misconduct or habitual neglect of duties; or • Willful or intentional breach of the Change of Control Employment Agreement. The benefits to be paid or provided under the Agreements if termination occurs for Good Reason or without Cause consist of: • Lump sum severance benefits equal to two times the sum of the annual base salary and target annual bonus; • Immediate vesting of all stock options, stock appreciation rights, shares of restricted stock, PSAs, PSUs, RSUs, and deferred stock units; • A prorated annual bonus for the year of termination minus the amount paid for the bonus at the time of the Change of Control; and

• The reimbursement for legal fees and other related expenses to enforce the Agreements. In addition, until the third anniversary of the date of the Named Executive Officer’s termination, he or she and his or her eligible family members will receive medical, prescription drug, dental, vision, group term life insurance, and accidental death and dismemberment coverages comparable to those received by Executives whose employment continues. 125 124

Pursuant to these Agreements, the Named Executive Officers agreed that for one year following a termination of employment that results in the Named Executive Officer receiving the benefits described above, he or she will not work for a competing business, solicit employees or customers, or interfere with the relationships of PFG, its affiliates and subsidiaries with their employees or customers. Potential Payments Upon Termination Related to a Change of Control The following table describes the potential payments upon involuntary termination without Cause or voluntary termination for Good Reason following a Change of Control. The calculations provided in the table assume: • the Change of Control and termination of employment occurred on December 31, 2022; • per share price of PFG’s Common Stock was $83.92, the closing price as of December 31, 2022, the last trading day of the year. Value of Previously Unvested Total Restricted Accelerated Termination Cash Spread on Stock & Benefits Pension Benefits Severance Previously Performance Continuation Benefit Attributed to Attributed to Unvested Shares Attributed Attributed to Attributed to Company Named Executive Officer Company(1) Options to Company(2) Company(3) Company(4) (before taxes) Houston $ 9,500,000 $ 8,903,705 $ 21,576,222 $ 79,631 $ 0 $ 40,059,557 Strable $ 3,817,000 $ 2,069,619 $ 5,304,005 $ 76,312 $ 0 $ 11,266,937 Littlefield $ 2,031,250 $ 702,760 $ 2,224,877 $ 62,001 $ 92,879 $ 5,113,767 Friedrich $ 1,879,150 $ 913,166 $ 2,460,341 $ 56,278 $ 0 $ 5,308,935 Hassara $ 2,289,600 $ 0 $ 0 $ 71,366 $ 11,758 $ 2,372,724 (1) Cash severance varies by executive and is described on page 114. (2) Equals the full value of unvested restricted shares and unearned performance shares as of December 31, 2022, where vesting would be accelerated, at a stock price of $83.92. Performance shares granted in 2019 and 2020 are valued at target, based on Principal’s performance to date as of December 31, 2022. (3) Includes the estimated cost of continued medical, dental, vision, and life insurance coverage for three years after the Named Executive Officer’s termination and outplacement services attributed to the Company. (4) Represents the lump sum present value of the accelerated vesting of unvested retirement benefits attributed to the Company. 126 125

Addendum A to this Section Executive Compensation Benchmarking Study Participants Willis Towers Watson 2022 Financial Services Executive Compensation Survey Participants Participant List — Standard Analysis Advisor Group Capital One Financial Federal Reserve Bank of Chicago AFLAC CardWorks Federal Reserve Bank of Minneapolis AgFirst CareFirst BlueCross BlueShield Federal Reserve Bank of Richmond AIG Caterpillar Financial Services Federal Reserve Bank of San Francisco Alerus Financial Allianz Global Corporate & Specialty North America CBOE Global Markets Federal Reserve Bank of St. Louis Allianz Life Insurance CBRE Group Federal Reserve Board Allianz Worldwide Partners CFA Institute Fifth Third Bancorp Allied Solutions Chubb FINRA Allstate Cigna First American Ally Financial Citigroup First Citizens Bank Alter Domus Citizens Property Insurance First Financial Bancorp American Enterprise City National Bank First National of Nebraska American Express CME Group Fiserv American National Insurance CNA Financial Corporation Florida Credit Union American Property Casualty Insurance CNO Financial Fortitude Re Association Cobank GATX Ameritas Life Coface Genworth Financial AmTrust Comerica Global Payments Anthem Commerce Bancshares GM Financial Aon Compeer Financial GNY Insurance Arthur J Gallagher & Company Computershare Great American Insurance Ascot Group Country Financial GreenStone Aspen Insurance Associated Coverys Guardian Life Banc-Corp CPP Investment Board Hartford Financial Services Group Assurant CTBC Bank HealthEquity Athene Cullen Frost Bankers Hiscox Atradius Delta Dental of California Horace Mann Educators Auto Club Group Deutsche Bank Horizon Blue Cross Blue Shield of New Jersey

AXA XL Discover Financial Services HSBC Bank AXIS Specialty U.S. Services Donnelley Financial Solutions Hub International DWS Investments East West Bank 127 126

Banco Itau S.A. Eaton Vance Huntington Bancshares Bar Plan Mutual Insurance Company Edelman Financial Engines ICW Group Barclays Edward Jones IMT Insurance BECU Element Fleet Management Independence Blue Cross Intact Insurance Blue Cross Blue Shield of Florida Emblem Health IQ-EQ Blue Cross Blue Shield of Louisiana Employers Mutual Casualty Company Irvine Blue Cross Blue Shield of North Carolina Empower Jackson National Life Blue Shield of California Encore Capital Kemper Services Group Bread Financial Enova International Equitable KeyCorp Bremer Financial Erie Insurance Legal & General America Brighthouse Financial Experian Americas Liberty Mutual Insurance Brookfield Asset Management Farm Credit Bank of Texas Lincoln Financial Brotherhood Mutual Insurance Farm Credit Foundations London Stock Exchange Group Caliber Home Loans Farmers Group LPL Financial California Casualty Management FCCI Insurance M&T Bank Cambridge Associates Federal Reserve Bank of Atlanta Manulife Asset Management Canadian Imperial Bank of Commerce Federal Reserve Bank of Boston Manulife Financial MAPFRE U.S.A. Pacific Premier Bancorp State Teachers Retirement Marsh PartnerRe System of Ohio Massachusetts Mutual Pinnacol Assurance Sun Life Financial MasterCard Plymouth Rock Assurance SVB Financial Medical Mutual of Ohio PMA Companies SWBC Mercury Insurance Popular Symetra Financial MetLife PRA Group Synchrony MidFirst Bank Primerica Life Synovus Financial Corporation Mitsubishi International Principal Financial Group T. Rowe Price Group Mitsui Sumitomo Marine Management Progressive Teacher Retirement System of Texas (U.S.A.), Inc Progressive Leasing Texas Life Moody’s Protective Life Thrivent Financial for Lutherans Morgan Stanley Investment Management Prudential Financial Tokio Marine HCC Mortgage Guaranty Insurance Putnam Investments Transamerica Mr. Cooper QBE Insurance Group Transatlantic Holdings

Munich American ReassuranReassurance Company R&Q Insurance Services TransUnion Travelers Munich Re Group Rabobank Radian Group Realogy Two Harbors Investment Corp Unite Here Health 128 127

Mutual of Omaha Regions Financial Unum Nasdaq Reinsurance Group of America (RGA) USAA Nationwide Reliance Standard Life Visa Navient Ryan LLC Voya Financial Services Navy Federal Credit Union SchoolsFirst FCU Voya Investment Management NCCI Holdings Schroders Webster Bank NCMIC SCOR SE Wellington Management New York Life Securian Financial Group Wellmark BlueCross BlueShield NJM Insurance Group Society Insurance Western Alliance Bancorporation Northern Trust Sompo International Holdings Western Asset Management Northwestern Mutual Southern Farm Bureau Life Western Union Ohio National Financial Services Standard Insurance Westfield OneAmerica Financial Partners State Farm Insurance Wintrust Financial Corporation Pacific Life State Street Zurich North America Towers Watson 2022 Diversified Insurance Compensation Survey Participants AFLAC New York Life AIG Northwestern Mutual Allianz Life Insurance OneAmerica Financial Partners Allstate Pacific Life Brighthouse Financial Principal Financial Group Cigna Protective Life CNO Financial Prudential Financial Equitable Securian Financial Group Genworth Financial Sun Life Financial Guardian Life Symetra Financial Hartford Financial Services Group Thrivent Financial for Lutherans John Hancock Transamerica Lincoln Financial Unum Massachusetts Mutual USAA Met Life Voya Financial Services Nationwide McLagan 2022 U.S. Asset Management — Traditional Investments & Leadership Survey Participants abrdn plc DuPont Capital Management Acadian Asset Management DWS

Adams Funds Eagle Capital Management, LLC Advisor Group Edelman Financial Engines AGF Management Empower Retirement AllianceBernstein Federated Hermes, Inc. Allianz Global Investors Fidelity Investments 129 128

American Century Investments Fiera Capital Corporation Ameriprise Financial First Eagle Investment Management AMG Funds First Sentier Investors Amherst Capital Fort Washington Investment Advisors Amundi Pioneer Franklin Templeton Investments Annaly Capital Management Fred Alger Management Apollo Global Management Fund Evaluation Group Ares Management GAM Artisan Partners Limited Partnership Geode Capital Management AssetMark Glenmede Trust Company Bank of New York Mellon GMO Barings Goldman Sachs & Co. Bessemer Trust Company Gresham Investment Management LLC BlackRock Harding Loevner BlueBay Asset Management Hardman Johnston Global Advisors LLC BNP Paribas Asset Management Holding Hennessy Advisors Brandes Investment Partners IFM Investors Brandywine Global Investment Management Impax Group Bridgewater Associates Insight Investment Bridgeway Capital Management Intact Brown Advisory Invesco Brown Brothers Harriman J O Hambro Capital Management Calamos Investments Jacobs Levy Equity Management Capital Group Janus Henderson Investors Cardinal Capital Management Jefferies Causeway Capital Management Jennison Associates Ceredex Value Advisors LLC Jensen Investment Management Chandler Asset Management JPMorgan Asset & Wealth Management Clark Capital Management Group Jupiter Asset Management ClearBridge Investments Kayne Anderson Rudnick Investment Mgmt Cohen & Steers KKR & Co. Coho Partners Ltd. LaSalle Investment Management Conning and Company Lazard Asset Management Credit Suisse Loomis, Sayles & Company Diamond Hill Capital Management Lord, Abbett & Co. Dimensional Fund Advisors M&G Investments Direxion MacKay Shields DoubleLine Group Mackenzie Financial Corporation

Duff & Phelps Investment Management Co. Macquarie Bank Makena Capital Seix Investment Advisors LLC Manning & Napier Advisors Silvant Capital Management LLC Manulife State Street Corporation Mariner Wealth Advisors Stone Harbor Investment Partners LP Mercer Sustainable Growth Advisers, LP 130 129

MFS Investment Management Symphony Asset Management Morgan Stanley T. Rowe Price Associates Natixis Investment Managers TCW Group Neuberger Berman Group TD Securities Newfleet Asset Management Thornburg Investment Management NFJ Investment Group L.P. Thrivent Financial Nikko Asset Management UBS Asset Management Ninety One Van Eck Associates NN Investment Partners Vanguard Group, Inc. Nomura Securities Vaughan Nelson Investment Management Northern Trust Corporation Virtus Investment Partners Numeric Investors LLC Voya Financial Nuveen Investments Wellington Management Company NWQ Investment Management Company Westchester Capital Management Oaktree Capital Management Western Asset Management Company Orbis Investment Management Westwood Holdings Group Pacific Investment Management Company William Blair & Company PanAgora Asset Management WisdomTree Investments Parametric Portfolio Associates Parnassus Investments Performance Trust Investment Advisors, L Perpetual Limited PineBridge Investments Polar Capital Polen Capital PPM America Principal Financial Group ProFund Advisors LLC Prudential Financial Putnam Investments Pzena Investment Management Quantitative Management Associates Raymond, James & Associates Resolute Investment Managers, Inc. Robeco Group Rockefeller Capital Management L.P. Rothschild & Co. Russell Investments

Sands Capital Management Santa Barbara Asset Management Schroder Investment Management 131 130

Addendum B to this Section Non-GAAP Financial Measure Reconciliations Principal Financial Group, Inc. For the year ended Dec. 31 (in millions, except as indicated) 2022 2021 2020 2019 2018 Net income attributable to PFG Net income attributable to PFG $ 4,811.6 $ 1,710.6 $ 1,395.8 $ 1,394.2 $ 1,546.5 Net realized capital (gains) losses, as adjusted(1) 193.3 137.0 (29.4) 174.9 51.0 (Income) loss from exited business (3,304.0) — — — — Non-GAAP operating earnings $ 1,700.9 $ 1,847.6 $ 1,366.4 $ 1,569.1 $ 1,597.5 Net realized capital gains (losses) GAAP net realized capital gains (losses) $ (258.4) $ 2.5 $ 302.6 $ (52.8) $ (75.4) Recognition of front-end fee revenues (4.7) (2.9) 11.4 8.5 0.4 Market value adjustments to fee revenues 0.7 (0.6) (1.6) — 0.1 Net realized capital gains (losses) related to equity method investments (15.0) (24.0) (1.5) 2.6 (5.4) Derivative and hedging-related revenue adjustments (126.3) (160.3) (132.9) (80.4) (64.9) Sponsored investment fund adjustments 22.2 21.3 17.3 23.6 12.9 Amortization of deferred acquisition costs 6.5 (0.2) (0.5) (15.7) (25.6) Capital gains distributed – operating expenses 102.9 (69.4) (41.7) (31.6) 15.7 Amortization of other actuarial balances (4.0) 11.3 (26.3) (25.1) (1.4) Market value adjustments of embedded derivatives (44.1) 79.8 (55.0) 66.6 18.5 Capital gains distributed – cost of interest credited 33.5 (37.3) (8.2) (36.6) (1.3) Net realized capital gains (losses) tax adjustments 64.2 56.2 (28.2) (1.3) 71.4 Net realized capital gains (losses) attributable to noncontrolling interest, after-tax 29.2 (13.4) (6.0) (32.7) 4.0 Total net realized capital gains (losses) after-tax adjustments 65.1 (139.5) (273.2) (122.1) 24.4 Net realized capital gains (losses), as adjusted $ (193.3) $ (137.0) $ 29.4 $ (174.9) $ (51.0) Diluted earnings per common share Net income $ 18.85 $ 6.27 $ 5.05 $ 4.96 $ 5.36 Net realized capital (gains) losses, as adjusted 0.76 0.50 (0.11) 0.62 0.17 (Income) loss from exited business (12.95) — — — — Non-GAAP operating earnings $ 6.66 $ 6.77 $ 4.94 $ 5.58 $ 5.53 Stockholders’ equity Stockholders’ equity $ 10,042.8 $ 16,125.8 $ 16,617.3 $ 14,685.8 $ 11,456.0 Noncontrolling interest (41.1) (56.4) (58.4) (67.8) (66.0) Stockholders’ equity attributable to Principal Financial Group, Inc. 10,001.7 16,069.4 16,558.9 14,618.0 11,390.0 Net unrealized capital (gains) losses 5,357.6 (3,519.2) (4,156.5) (2,815.3) (207.3) Net unrecognized postretirement benefit obligation 254.1 344.7 460.5 435.6 512.9 Cumulative change in fair value of funds withheld embedded derivative (2,885.7) — — — — 132

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For the year ended Dec. 31 (in millions, except as indicated) 2022 2021 2020 2019 2018 Stockholders’ equity, excluding cumulative change in fair value of funds withheld embedded derivative and AOCI other than foreign currency translation adjustment (FCTA) $12,727.7 $12,894.9 $12,862.9 $12,238.3 $11,695.6 Net income ROE available to common stockholders (including AOCI) Net income ROE available to common stockholders (including AOCI) 36.9% 10.5% 9.0% 10.7% 12.8% Cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA 0.7% 2.8% 2.1% 1.0% 0.4% Net income ROE available to common stockholders (x-cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA) 37.6% 13.3% 11.1% 11.7% 13.2% Net realized capital (gains) losses 1.5% 1.0% -0.2% 1.4% 0.4% (Income) loss from exited business -25.8% 0.0% 0.0% 0.0% 0.0% Non-GAAP operating earnings ROE (x-cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA) 13.3% 14.3% 10.9% 13.1% 13.6% Book value per common share including AOCI Book value per common share including AOCI $ 41.07 $ 61.40 $ 60.59 $ 52.85 $ 40.75 Cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA 11.20 (12.13) (13.52) (8.60) 1.09 Book value excluding cumulative change in fair value of funds withheld embedded derivative and AOCI other than FCTA 52.27 49.27 47.07 44.25 41.84 Foreign currency translation 6.52 5.98 4.80 4.85 4.51 Book value per common share excluding cumulative change in fair value of funds withheld embedded derivative and AOCI $ 58.79 $ 55.25 $ 51.87 $ 49.10 $ 46.35 Total revenues Total revenues $17,491.6 $14,262.7 $14,741.7 $16,222.1 $14,237.2 Net realized capital (gains) losses, net of related revenue adjustments 381.5 164.0 (195.3) 98.5 132.3 Revenues from exited business (4,447.2) — — — — Adjustments related to equity method investments 49.1 31.5 33.5 72.5 55.3 Operating revenues $13,475.0 $14,458.2 $14,579.9 $16,393.1 $14,424.8 Gross profit Income before income taxes $ 6,060.1 $ 2,083.6 $ 1,693.5 $ 1,693.3 $ 1,784.4 Operating expenses 4,825.4 4,917.7 4,604.3 4,456.6 4,126.8 Non-GAAP pre-tax operating earnings (losses) attributable to noncontrolling interest(1) 70.1 33.5 26.5 17.4 11.6 Pre-tax net realized capital (gains) losses 286.7 179.8 (63.6) 140.9 126.4 Pre-tax (income) loss from exited business (4,260.5) — — — — 133

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For the year ended Dec. 31 (in millions, except as indicated) 2022 2021 2020 2019 2018 Certain adjustments related to equity method investments and noncontrolling interest (21.0) (2.0) 7.0 55.1 43.7 Non-GAAP gross profit $ 6,960.8 $ 7,212.6 $ 6,267.7 $ 6,363.3 $ 6,092.9 Income before income taxes Income before income taxes $ 6,060.1 $ 2,083.6 $ 1,693.5 $ 1,693.3 $ 1,784.4 Net realized capital (gains) losses 258.4 (2.5) (302.6) 52.8 75.4 Net realized capital (gains) losses pre-tax adjustments 28.3 182.3 239.0 88.1 51.0 Non-GAAP pre-tax operating (earnings) losses attributable to noncontrolling interest(1) (70.1) (33.5) (26.5) (17.4) (11.6) Income taxes related to equity method investments 49.1 31.5 33.5 72.5 55.3 Pre-tax (income) loss from exited business (4,260.5) — — — — Non-GAAP pre-tax operating earnings $ 2,065.3 $ 2,261.4 $ 1,636.9 $ 1,889.3 $ 1,954.5 Income from continuing operations before income taxes Income from continuing operations before income taxes $ 6,060.1 $ 2,083.6 $ 1,693.5 $ 1,693.3 $ 1,784.4 Net realized capital (gains) losses 258.4 (2.5) (302.6) 52.8 75.4 Non-GAAP pre-tax operating income $ 6,318.5 $ 2,081.1 $ 1,390.9 $ 1,746.1 $ 1,859.8 Net income attributable to noncontrolling interest Net income attributable to noncontrolling interest $ 40.6 $ 46.8 $ 32.7 $ 49.9 $ 7.2 Income taxes attributable to noncontrolling interest 0.3 0.1 (0.2) 0.2 0.4 Net realized capital gains (losses) attributable to noncontrolling interest, after-tax 29.2 (13.4) (6.0) (32.7) 4.0 Non-GAAP pre-tax operating earnings losses attributable to noncontrolling interest $ 70.1 $ 33.5 $ 26.5 $ 17.4 $ 11.6 Income (loss) from exited business Strategic review costs and impacts $ (91.0) $ — $ — $ — $ — Amortization of reinsurance losses (82.5) — — — — Impacts to actuarial balances of reinsured business 31.8 — — — — Net realized capital gains (losses) on funds withheld assets 749.4 — — — — Change in fair value of funds withheld embedded derivative 3,652.8 — — — — Pre-tax income (loss) from exited business 4,260.5 — — — — Tax impacts of exited business (956.5) — — — — Income (loss) from exited business $ 3,304.0 $ — $ — $ — $ — (1) This is a non-GAAP financial measure. See reconciliation below. Securities Ownership of Certain Beneficial Owners and Management Except as otherwise indicated below, the following table shows, as of March 1, 2023, beneficial ownership of shares of Principal Financial Group, Inc. (“PFG”) Common Stock by the following of Company (i) each Director, (ii) each Named Executive Officer, and (iii) all current Directors and Executive Officers as a group. Except as otherwise indicated below, each of the individuals named in the table has sole voting and investment power, or shares such powers with his or her spouse, for the shares set forth opposite his or her name.

134 133

Percent of Number of Shares Common Stock Name of Beneficial Owner Beneficially Owned(1) Outstanding Jonathan S. Auerbach 10,127 * Mary E. “Maliz” Beams 3,364 * Jocelyn Carter-Miller 69,154 * Michael T. Dan 52,223 * H Elizabeth Mitchell 0 * Roger C. Hochschild 25,044 * Scott M. Mills 20,323 * Claudio N. Muruzabal 2,407 * Diane C. Nordin 16,095 * Blair C. Pickerell 23,583 * Clare S. Richer 7,300 * Alfredo Rivera 4,323 * Amy C. Friedrich 258,105 * Patrick G. Halter 115,926 * Daniel J. Houston 462,509 * Natalie Lamarque 0 * Deanna D. Strable-Soethout(2) 517,256 * All Directors and Executive Officers as a group (23 persons) 1,968,130 0.81 * The number of shares represents less than one percent of the number of shares of PFG Common Stock outstanding. (1) Includes beneficial ownership of shares which each person named in this table has the right to acquire on or before May 17, 2023, pursuant to previously awarded stock options, RSUs, and performance units that, although scheduled to be paid in shares in more than 60 days, would be paid immediately upon termination of service, as follows: Mr. Auerbach, 10,127; Ms. Beams, 3,364; Ms. Carter Miller, 68,984; Mr. Dan, 38,963; Mr. Hochschild, 25,044; Mr. Mills, 20,323; Ms. Mitchell 0; Mr. Muruzabal, 2,407; Ms. Nordin, 16,095; Mr. Pickerell, 23,583; Ms. Richer, 7,300; Mr. Rivera, 4,323; Ms. Friedrich, 212,353; Mr. Halter, 30,818; Mr. Houston, 452,203; Ms. Lamarque, 0; Ms. Strable-Soethout, 390,758; and all other executive officers as a group, 267,778. (2) Includes shares owned by Ms. Strable-Soethout’s spouse. In addition to beneficial ownership of PFG Common Stock, the Company’s Directors and Executive Officers also hold different forms of “stock units” that are not reported in the security ownership table but represent additional financial interests that are subject to the same market risk as PFG Common Stock. These units include shares that may be acquired after May 17, 2022, pursuant to previously awarded stock options, RSUs, performance share units and nontransferable accounting entry units such as phantom stock units issued pursuant to Company stock-based compensation and benefit plans. The value of such units is the same as the value of the corresponding number of shares of PFG Common Stock. As of March 1, 2023, the Directors and Executive Officers named in the security ownership table hold a pecuniary interest in the following number of units: Mr. Auerbach, 2,397 Ms. Beams, 2,397; Ms. Carter- Miller, 2,397; Mr. Dan, 2,397; Ms. Mitchell 2,435 ; Mr. Hochschild, 2,397; Mr. Mills, 2,397; Mr. Muruzabal, 2,397; Ms. Nordin, 2,397; Mr. Pickerell, 2,397; Ms. Richer, 2,397; Mr. Rivera, 2,397; Ms. Friedrich, 38,577; Mr. Halter, 63,356; Mr. Houston, 220,552; Ms. Lamarque, 77,632; and Ms. Strable-Soethout, 52,801.

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Transactions with Related Persons Pursuant to a Personnel Utilization and Administrative Services Agreement dated December 17, 2021, between Principal Life Insurance Company (the Company) and Principal Workforce, LLC (Principal Workforce), Principal Workforce furnishes the Company with personnel as requested by the Company. As is the case with other affiliates of the Company and Principal Workforce, the Company is allocated a certain amount of the costs associated with Principal Workforce’s employees, including the Company’s executive officers, and the Company is responsible for funding the employee costs allocated to the Company. For 2022, the amount the Company funded in connection with the allocation attributed to the Company was approximately $1,244,666,560. The Company maintains robust policies and procedures for the identification and monitoring of arrangements with related parties. The Nominating and Governance Committee or its Chair must approve or ratify all transactions with related parties that are not preapproved by or exempted from the Company’s Related Party Transaction Policy (the “Policy”). At each quarterly meeting, the Committee reviews transactions with related parties and ratifies any transaction that is subject to the Policy if it determines it is appropriate and may attach conditions to that approval. Transactions involving employment of a relative of an executive officer or Director must be approved by the Human Resources Committee. The Company’s Related Party Transaction Policy is publicly available at www.principal.com. Company Related Risk Factors Summary of Risk Factors This section provides a summary of the risks that may impact our performance in the future. For details of our various risk factors and their impacts, see Risk Factors Discussion in this section. Our risk factors are organized into the following categories: 1) Risks relating to economic conditions, market conditions and investments, 2) Risks relating to estimates, assumptions and valuations, 3) Risks relating to laws, regulations and taxation, 4) Risks relating to our business and 5) General risks. Risks relating to economic conditions, market conditions and investments In general, economic and market conditions can cause variability in the following factors: demand for our products and services, short-term and long-term interest rates, inflation and deflation, equity returns, credit spreads, liquidity of investments, level of premiums and deposits, level of delinquencies and defaults, level of claims, level of surrenders and withdrawals, and foreign exchange rates. The net effect of this variability can include reductions in business volumes, reductions in revenues, additional operating expenses, reductions or volatility in net income, inability to meet liquidity needs, inability to access capital and increased cost of capital. Risks relating to estimates, assumptions and valuations We use financial models to price our products, calculate reserves and other actuarial balances, value our investments and determine the amount of allowances or impairments taken on our investments. These models include the use of methodologies, assumptions and estimates. If actual experience is different than our models, our financial results could be impacted. This could impact the timing of our net income or adversely affect our results of operations and financial condition. When we issue our 2023 audited financials, we will adopt authoritative guidance that will update certain requirements in the accounting for long-duration insurance and annuity contracts. This guidance will change the way we calculate the liability for future policy benefits on traditional and limited-payment contracts, will result in measuring market risk benefit (“MRB”) assets and liabilities at fair value and will change the amortization method used for deferred acquisition cost (“DAC”) asset and other actuarial balances. Applicable risks relating to estimates, assumptions and valuations have considered this guidance. Risks relating to laws, regulations and taxation Many different regulatory bodies govern our company. We are required to comply with securities laws; insurance regulations; employee benefit plan regulations; financial services regulations; U.S. tax regulations; environmental, social and governance (“ESG”) requirements; and cybersecurity and privacy regulations. Complying with the various regulations can increase our cost of doing business, limit our available capital or impact how we do business. We could also face potential fines or reputational risk if we do not comply. In addition, changes in tax laws can reduce sales of certain tax-advantaged products or increase our operating expenses. Changes in accounting standards may adversely impact reported results of operations and financial condition. Litigation and tax audits can increase costs and create adverse publicity. 136 135

Risks relating to our business Business risks include risks associated with competition, products, fraud, external business partner relationships and acquisitions. In general, the risks related to our business can cause variability in the following factors: demand for our products and services, level of premiums and deposits, level of claims and level of surrenders and withdrawals. The net effect of this variability can include reductions in business volumes, disruptions in business operations, reductions in revenues, increased claims or operating expenses, reduced economic activity, reductions or volatility in net income or adverse effects on our results of operations and financial condition. General risks These risks are of a general nature and include the risk of catastrophic event; the risk of climate change; the risk of technological and societal changes; reputational risk; intellectual property risk; risks associated with attracting, developing and retaining qualified employees; the risk of interruptions in information technology, infrastructure or other systems; loss of key vendor relationships and risks associated with our enterprise risk management framework. General risks can result in reductions in business volumes, reductions in revenues, additional operating expenses, reductions or volatility in net income, or adverse effects on our results of operations and financial condition. Risk Factors Discussion Risks relating to economic conditions, market conditions and investments (i) Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, as well as our access to capital and cost of capital. Our results of operations, financial condition, cash flows and capital position could be materially adversely affected by volatility, uncertainty and disruption in the capital and credit markets. We maintain a level of cash and securities which, combined with expected cash inflows from investments and operations, is believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. However, withdrawal and surrender levels may differ from anticipated levels for a variety of reasons, such as changes in economic conditions or changes in our claims paying ability and financial strength ratings. For additional information regarding our exposure to interest rate risk and the impact of a downgrade in our financial strength ratings, see “— Changes in interest rates or credit spreads or a prolonged low interest rate environment may adversely affect our results of operations, financial condition and liquidity, and our net income can vary from period to period” and “— A downgrade in our financial strength or credit ratings may increase policy surrenders and withdrawals, reduce new sales, terminate relationships with distributors, impact existing liabilities and increase our cost of capital, any of which could adversely affect our profitability and financial condition.” In addition, mark-to-market adjustments on our investments and derivative instruments may lead to fluctuations in our reported capital. Volatility, uncertainty or disruptions in the capital or credit markets may result in the need for additional capital to maintain a targeted level of U.S. statutory capital relative to the NAIC’s RBC requirements. In the event our current internal sources of liquidity do not satisfy our needs, we may have to seek additional financing and, in such case, we may not be able to successfully obtain additional financing on favorable terms or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as customers’ or lenders’ perception of our long- or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. 137

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Disruptions, uncertainty or volatility in the capital and credit markets may limit our access to capital required to operate our business, most significantly our insurance operations. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy statutory capital requirements; fund redemption requests on insurance or other financial products; generate fee income and market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue shorter tenor securities than we prefer, utilize available internal resources or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility and liquidity. In addition, we maintain credit facilities with various financial institutions as a potential source of excess liquidity. These facilities are in place to bridge timing in cash flows to minimize the cost of meeting our obligations, particularly during periods when alternative sources of liquidity are limited. Our ability to borrow funds under these facilities is conditioned on our satisfaction of covenants and other requirements contained in the facilities. Our failure to comply with these covenants, or the failure of lenders to fund their lending commitments, would restrict our ability to access these credit facilities and, consequently, could limit our flexibility in meeting our cash flow needs. For further discussion on liquidity risk management, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources in this section. (ii) Conditions in the global capital markets and the economy generally may materially and adversely affect our business and results of operations. Our results of operations are materially affected by conditions in the global capital markets and the economy in the U.S. Continued adverse economic conditions may result in a decline in our revenues and erosion of our profit margins. In addition, in the event of extreme prolonged market events and economic downturns, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility. Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, investor and consumer confidence, foreign currency exchange rates, inflation levels and our ability to manage inflation risk effectively all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment, negative investor sentiment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. In addition, reductions in employment levels of our existing employer customers may result in a reduction in membership levels and premium income for our specialty benefits products. Participants within the retirement plans for which we provide administrative services may elect to reduce or stop their payroll deferrals to these plans, which would reduce revenues. In addition, reductions in employment levels may result in a decline in employee deposits into retirement plans. Adverse changes in the economy could affect net income negatively and could have a material adverse effect on our business, results of operations and financial condition. (iii) Volatility or declines in the equity, bond or real estate markets may result in investors withdrawing from the markets or decreasing their rates of investment, all of which could reduce our revenues and net income. Because the revenues of our asset accumulation business are, to a large extent, based on account values, a decline in equity, bond or real estate markets will decrease our revenues. Turmoil in these markets could lead investors to withdraw from these markets, decrease their rates of investment or refrain from making new investments, which may reduce our revenues and net income.

For further discussion on equity risk management, see Quantitative and Qualitative Disclosures About Market Risk in this section. (iv) Changes in interest rates or credit spreads or a prolonged low interest rate environment may adversely affect our results of operations, financial condition and liquidity, and our net income can vary from period to period. 138 137

During periods of declining interest rates or prolonged low interest rates, the interest rates we earn on our assets may be lower than the rates assumed in pricing our products, thereby reducing our profitability. For some of our products, such as GICs and funding agreements, we are unable to lower the rate we credit to customers in response to the lower return we will earn on our investments. In addition, guaranteed minimum interest rates on our life insurance and annuity products may constrain our ability to lower the rate we credit to customers. Declining interest rates may also lead to a reduction in revenues related to our trust and custody business. Declining interest rates may result in increases in our reserves and other actuarial balances, potentially reducing net income or other comprehensive income (“OCI”). During periods of declining interest rates, borrowers may prepay or redeem mortgages and bonds that we own, which would force us to reinvest the proceeds at lower interest rates. Furthermore, declining interest rates may reduce the rate of policyholder surrenders and withdrawals on our life insurance and annuity products, thus increasing the duration of the liabilities and creating asset and liability duration mismatches. Low interest rates may also increase the cost of hedging our GMWB rider. Declining interest rates or a prolonged low interest rate environment may also result in changes to the discount rate used for valuing our other postretirement employee benefit (“OPEB”) obligation, which could negatively impact our results of operations and financial condition. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates and a prolonged period of low interest rates may increase the statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves. Declining interest rates may cause a decrease in the value of MRB assets and an increase in the value of MRB liabilities and other liabilities held at fair value on our consolidated statements of financial position, potentially reducing net income or OCI. Increases in market interest rates may also adversely affect our results of operations, financial condition and liquidity. During periods of increasing market interest rates, we may offer higher crediting rates on our insurance and annuity products in order to keep these products competitive. Because returns on our portfolio of invested assets may not increase as quickly as current interest rates, we may have to accept lower spreads, thus reducing our profitability. Rapidly rising interest rates may also result in an increase in policy surrenders, withdrawals and requests for policy loans as customers seek to achieve higher returns. In addition, rising interest rates may cause a decrease in the value of financial assets held at fair value on our consolidated statements of financial position. We may be required to sell assets to raise the cash necessary to respond to an increase in surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold. An increase in policy surrenders and withdrawals may also require us to accelerate amortization of our DAC asset relating to these products. Rising interest rates may also cause a decline in the value of the fixed income assets we manage, resulting in a reduction in our fee revenue in the short term. In addition, a significant increase in interest rates may cause a reduction in the fair value of intangible assets in our reporting units, potentially leading to an impairment of goodwill or other intangible assets. For further discussion about interest rate risk management, see Quantitative and Qualitative Disclosures About Market Risk in this section. Our exposure to credit spreads primarily relates to market price variability and reinvestment risk associated with changes in credit spreads. A widening of credit spreads would cause unrealized losses in our investment portfolio, would increase losses associated with credit-based derivatives we have sold that do not qualify or have not been designated for hedge accounting where we assume credit exposure and, if issuer credit spreads increase as a result of fundamental credit deterioration, would likely result in higher allowances. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturities. Credit spread tightening may also cause an increase in the reported value of certain liabilities that are valued using a discount rate that reflects our own credit spread. In addition, market volatility may make it difficult to value certain of our securities if trading becomes less frequent. As such, valuations may include assumptions or estimates that may have significant period-to-period changes from market volatility, which could have a material adverse effect on our results of operations or financial condition.

(v) The elimination of the London Inter-Bank Offered Rate (“LIBOR”) may affect the value of certain derivatives and floating rate securities we hold or have issued and the profitability of certain real estate lending activity or businesses. In March 2021, the United Kingdom’s Financial Conduct Authority announced that LIBOR will no longer be published on a representative basis after December 31, 2021, with the exception of the most commonly used tenors of U.S. dollar LIBOR, which will no longer be published on a representative basis after June 30, 2023. The transition to other reference rates may affect the value of certain derivatives and floating rate securities we hold, floating rate securities we have issued and the profitability of certain real estate lending activity. Additionally, pricing activities, models and the profitability of certain businesses may also be impacted. 139 138

The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), began publishing in April 2018 a Secured Overnight Financing Rate (“SOFR”) as the replacement rate for U.S. dollar LIBOR. In March 2022, federal legislation was enacted to provide a statutory framework to replace LIBOR with a benchmark rate based on SOFR in many contracts that do not have fallback provisions or that have fallback provisions resulting in a replacement rate based on LIBOR. The effect of any changes to LIBOR or discontinuation of LIBOR on new or existing financial instruments, liabilities or operational processes will vary depending on a number of factors. Examples of potential factors include, but are not limited to: fallback provisions in contracts; adoption of replacement language in contracts where such language is currently absent; legislative remedies that address fallback provisions; potential changes in spreads causing valuation changes; treatment of hedge effectiveness and impacts on models and systems. We have been and will continue to identify, assess and monitor market and regulatory developments; assessing agreement terms and continue to execute our operational readiness. (vi) Our investment portfolio is subject to several risks that may diminish the value of our invested assets and the investment returns credited to customers, which could reduce our sales, revenues and net income. (a) An increase in defaults or write-downs on our fixed maturities portfolio may reduce our profitability. We are subject to the risk that the issuers of the fixed maturities we own will default on principal and interest payments. An increase in defaults on our fixed maturities portfolio could harm our financial strength and reduce our profitability. (b) An increased rate of delinquency and defaults on our commercial mortgage loans, including balloon maturities with and without amortizing payments, may adversely affect our profitability. Our commercial mortgage loan portfolio faces both delinquency and default risk. An increase in the delinquency rate of, and defaults under, our commercial mortgage loan portfolio could harm our financial strength and decrease our profitability. Our investment operations include commercial mortgage loans with balloon payment maturities. A balloon maturity is a loan with all or a meaningful portion of the loan amount due at the maturity of the loan. The default rate on commercial mortgage loans with balloon payment maturities has historically been higher than commercial mortgage loans with a fully amortizing loan structure. Since a significant portion of the principal is repaid at maturity, the amount of loss on a default is generally greater than fully amortizing commercial mortgage loans. An increase in defaults on balloon maturity loans as a result of the foregoing factors could harm our financial strength and decrease our profitability. (c) Mark-to-market adjustments on equity securities, trading securities and derivative instruments may reduce our profitability or cause volatility in our net income. Our investment portfolio includes equity securities, trading securities and derivative instruments that are reported at fair value on the consolidated statements of financial position with changes in fair value reported in net income. Mark-to-market adjustments on these investments may reduce our profitability or cause our net income to vary from period to period. We anticipate that acquisition and investment activities may increase the number and magnitude of these investments in the future. (d) We may have difficulty selling our privately placed fixed maturities, mortgage loans and real estate investments because they are less liquid than our publicly traded fixed maturities.

We hold certain investments that may be less liquid than our publicly traded fixed maturities, such as privately placed fixed maturities, mortgage loans and real estate investments. If we require significant amounts of cash on short notice, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize or both. The reported value of our relatively illiquid types of investments, our investments in the asset classes described above and, at times, our high quality, generally liquid asset classes, do not necessarily reflect the lowest possible price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance we will be able to sell them for the prices at which we have recorded them, and we may be forced to sell them at significantly lower prices. 140 139

(e) The impairment of derivative counterparties could adversely affect us. We use derivative instruments to hedge various risks we face in our businesses. See Quantitative and Qualitative Disclosures About Market Risk in this section. We enter into a variety of derivative instruments with a number of counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, clearinghouses, exchanges and other institutions. For transactions where we are in- the-money, we are exposed to credit risk in the event of default of our counterparty. We establish collateral agreements with nominal thresholds for a large majority of our counterparties to limit our exposure. However, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the derivative exposure. With regard to our derivative exposure, we have over-collateralization requirements on the portion of collateral we hold, based on the risk profile of the assets posted as collateral. We also have exposure to these financial institutions in the form of unsecured debt instruments and equity investments. Such losses or impairments to the carrying value of these assets may materially and adversely affect our business and results of operations. (f) Our requirements to post collateral or make payments related to declines in market value of specified assets may adversely affect our liquidity and expose us to counterparty credit risk. Many of our derivative transactions with financial and other institutions specify the circumstances under which the parties are required to post collateral. We are also required to post collateral in connection with funding agreements with the FHLB Des Moines, reinsurance agreements, and various other transactions. The amount of collateral we may be required to post under these agreements may increase under certain circumstances, which could adversely affect our liquidity. In addition, under the terms of some of our transactions we may be required to make payment to our counterparties related to any decline in the market value of the specified assets. Such payments could have an adverse effect on our liquidity. Furthermore, with respect to any such payments, we will have unsecured risk to the counterparty as these amounts are not required to be segregated from the counterparty’s other funds, are not held in a third party custodial account and are not required to be paid to us by the counterparty until the termination of the transaction. (g) Environmental liability exposure may result from our commercial mortgage loan portfolio and real estate investments. Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and real estate investments may harm our financial strength and reduce our profitability. Under the laws of several states and other jurisdictions, contamination of a property may give rise to a lien on the property to secure recovery of the costs of cleanup. In some states, this kind of lien has priority over the lien of an existing mortgage against the property, which would impair our ability to foreclose on that property should the related loan be in default. In addition, under the laws of some states and under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, we may be liable for costs of addressing releases or threatened releases of hazardous substances that require remedy at a property securing a mortgage loan held by us, if our agents or employees have become sufficiently involved in the hazardous waste aspects of the operations of the related obligor on that loan, regardless of whether or not the environmental damage or threat was caused by the obligor. We also may face this liability after foreclosing on a property securing a mortgage loan held by us. This may harm our financial strength and decrease our profitability. (h) Regional concentration of our commercial mortgage loan portfolio in California may subject us to losses attributable to economic downturns or catastrophes in that state. We have a concentration of commercial mortgage loans in California so we are exposed to potential losses resulting from the risk of an economic downturn in California as well as to catastrophes, including but not limited to earthquakes, that may affect the region. While we generally do not require earthquake insurance for properties on which we make commercial mortgage loans, we do take into account property specific engineering reports, construction type and geographical concentration by fault lines in our investment underwriting guidelines. If economic conditions in California deteriorate or catastrophes occur, we may in the future experience delinquencies or defaults on the portion of our commercial mortgage loan portfolio located in California, which may harm our financial strength and reduce our profitability. 141 140

(i) Gross unrealized losses may be realized or result in future credit losses, resulting in a reduction in our net income. Fixed maturities that are classified as available-for-sale (“AFS”) are reported on the consolidated statements of financial position at fair value. Unrealized gains or losses on AFS securities, excluding those in fair value hedging relationships, are recognized as a component of accumulated other comprehensive income (“AOCI”) and are, therefore, excluded from net income. The accumulated change in fair value of the AFS securities is recognized in net income when the gain or loss is realized upon the sale of the asset or in the event that the decline in fair value requires an allowance for credit loss. Realized losses or credit losses may have a material adverse impact on our net income in a particular quarterly or annual period. (j) Fluctuations in foreign currency exchange rates could adversely impact our profitability and financial condition. We issue foreign currency-denominated funding agreements to nonqualified investors in the institutional market or invest in foreign currency-denominated investments. The associated foreign currency exchange risk in each instance is hedged or managed to specific risk tolerances. For further discussion on foreign currency exchange risk, see Quantitative and Qualitative Disclosures About Market Risk in this section. Risks relating to estimates, assumptions and valuations (i) Our valuation of investments and the determinations of the amount of allowances and impairments taken on our investments may include methodologies, estimations and assumptions that are subject to differing interpretations and, if changed, could materially adversely affect our results of operations or financial condition. Fixed maturities, equity securities and derivatives represent the majority of assets and liabilities reported at fair value on our consolidated statements of financial position, excluding separate account assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value estimates are made based on available market information and judgments about the financial instrument at a specific point in time. Considerable judgment is often required to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. For additional information on our valuation methodology, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 16, Fair Value Measurements. During periods of market disruption including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain securities, for example collateralized mortgage obligations and collateralized debt obligations, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, the valuation process may require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods that require greater estimation, which could result in values that are different from the value at which the investments may be ultimately sold. Further, rapidly changing credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations or financial condition. The determination of the amount of allowances and impairments varies by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments require significant judgment and are revised as conditions change and new information becomes available. Additional impairments may need to be taken or allowances provided for in the future, and the ultimate loss may exceed management’s current loss estimates. 142 141

Additionally, our management considers a wide range of factors about the instrument issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the instrument and in assessing the prospects for recovery. Inherent in management’s evaluation of the instrument are assumptions and estimates about the operations of the issuer and its future earnings potential. For further information regarding our impairment and allowance methodologies, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Valuation and Allowance for Credit Loss of Fixed Income Investments in this section. (ii) Any impairments of or valuation allowances against our deferred tax assets could adversely affect our results of operations and financial condition. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the years in which the basis differences reverse. We are required to evaluate the recoverability of our deferred tax assets each quarter and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more−likely−than−not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit. Inherent in the provision for income taxes are estimates regarding the deductibility of certain items, the timing of income and expense recognition and the current or future realization of operating losses, capital losses, certain tax credits and future enacted changes in applicable tax rates as well as the tax base. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change. A further significant decline in value of assets incorporated into our tax planning strategies could lead to an increase of our valuation allowance on deferred tax assets having an adverse effect on current and future results. For additional information, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes in this section. (iii) We may face losses on our insurance and annuity products if our actual experience differs significantly from our pricing and reserving assumptions. The profitability of our insurance and annuity products depends significantly upon the extent to which our actual experience is consistent with the assumptions used in setting prices for our products and establishing liabilities for future insurance and annuity policy benefits and claims. The premiums we charge and the liabilities we hold for future policy benefits are based on assumptions reflecting a number of factors, including the amount of premiums we will receive in the future, rate of return on assets we purchase with premiums received, expected claims, mortality, morbidity, lapse rates and expenses. However, due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for unpaid policy benefits and claims, we cannot precisely determine the amounts we will ultimately pay to settle these liabilities, the timing of such payments, or whether the assets supporting the liabilities, together with any future premiums, will be sufficient to satisfy the liabilities. As a result, we may experience volatility in the level of our profitability and our reserves from period to period. To the extent that actual experience is less favorable than our underlying assumptions, we may have to update our assumptions and increase our liabilities, which may harm our financial strength and reduce our profitability. Our results of operations may also be adversely impacted if our actual investment earnings differ from our pricing and reserve assumptions. Changes in economic conditions may lead to changes in market interest rates or changes in our investment strategies, either of which could cause our actual investment earnings to differ from our pricing and reserve assumptions. 143 142

For additional information on our insurance reserves, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Insurance Reserves in this section. (iv) The pattern of amortizing our DAC asset and other actuarial balances may change, impacting both the level of our DAC asset and other actuarial balances and the timing of our net income. Amortization of our DAC asset and other actuarial balances depends on several assumptions, including but not limited to, mortality and policy lapse. Due to the uncertainty associated with establishing these assumptions, we cannot, with precision, determine the exact pattern of amortization. To the extent actual experience emerges less favorably than expected, the amortization pattern of our DAC asset and other actuarial balances may be adjusted, which may impact the timing of our net income. For additional information, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Deferred Acquisition Costs and Other Actuarial Balances in this section. Risks relating to laws, regulations and taxation (i) Changes in laws or regulations may reduce our profitability or impact how we do business. Our businesses are subject to comprehensive regulation and supervision throughout the U.S. We are also impacted by federal legislation and administrative policies in areas such as securities laws, employee benefit plan regulations, financial services regulations and U.S. federal taxation. Changes in laws or regulations or the interpretation thereof could significantly increase our compliance costs and reduce our profitability. Failure to comply with applicable regulations may expose us to significant penalties, the suspension or revocation of licenses to conduct business and reputational damage. On December 29, 2022, the SECURE 2.0 Act of 2022 (“SECURE 2.0”) was enacted and includes a number of changes to the U.S. retirement system. While we are still evaluating SECURE 2.0, if proper implementation does not occur or if the provisions are less favorable than anticipated, the full benefits expected from the legislation may be reduced. (a) Changes in insurance regulations may reduce our profitability. We and our insurance subsidiaries are subject to extensive supervision and regulation. In particular, in the U.S., the laws of the various states establish insurance departments with broad powers to supervise and regulate insurance companies. The supervision and regulation relate to numerous aspects of our business and financial condition, including insurance company laws that apply to various transactions between our insurance companies and subsidiaries and other affiliates. The primary purpose of insurance regulation is to protect policyholders, not stockholders or creditors. State insurance regulators, federal regulators and the NAIC continually reexamine existing laws and regulations and may impose changes in the future. New interpretations of existing laws and the passage of new legislation may harm our ability to sell new policies, increase our claims exposure on policies we issued previously and adversely affect our profitability and financial strength. State insurance guaranty associations have the right to assess insurance companies doing business in their state for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment are beyond our control, the liabilities we have established for these potential assessments may not be adequate. In addition, regulators may change their interpretation or application of existing laws and regulations. The NAIC regularly reviews and updates its U.S. statutory reserve and RBC requirements. Changes to these requirements may increase the amount of reserves and capital our U.S. insurance companies are required to hold and may adversely impact our ability to pay dividends or other distributions to our parent. See Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources in this section for a discussion of regulatory restrictions on our ability to pay dividends or other distributions. In addition, changes in statutory reserve or RBC requirements may adversely impact our financial strength ratings. See the risk factor entitled “A downgrade in our financial strength or credit ratings may increase policy surrenders and withdrawals, reduce new sales, terminate relationships with distributors, impact existing liabilities and increase our cost of capital, any of which could adversely affect our profitability and financial condition” for a discussion of risks relating to our financial strength ratings. 144 143

The NAIC continues to implement a principle-based reserving (“PBR”) approach to valuation of life insurance and annuities. In recent years, the PBR framework has been implemented for life insurance and variable annuities. Regulators plan to implement PBR for non-variable annuities in the next few years. The ultimate financial impact of these changes is uncertain, but they could result in more volatile and less predictable reserve and capital levels for these products. We have implemented, or may implement at any time, reinsurance transactions utilizing affiliated reinsurers and highly rated third parties to finance a portion of the reserves for our term life insurance policies, universal life insurance policies with secondary guarantees and participating life insurance policies. Our ability to enter into new reserve financing transactions will continue to be dependent on the cost and forms of financing available in the market and our ability to obtain required regulatory approvals. For additional information regarding our use of affiliated reinsurance transactions, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 17, Statutory Insurance Financial Information. The NAIC is pursuing a variety of reforms to its RBC framework, which could increase our capital requirements for our U.S. insurance businesses. Changes to the charge for mortality risk were adopted in 2022. The NAIC has adopted a group capital calculation. This calculation is not intended to be a regulatory capital requirement, but it will be used by regulators in their supervisory process and could create an additional data point for regulators to consider in evaluating our capital position. (b) Changes in federal and state securities laws may reduce our profitability. Our asset accumulation and life insurance businesses are subject to various levels of regulation under federal and state securities laws. For example, insurance and investment products such as variable annuities, variable life insurance, registered index-linked annuities and some funding agreements that constitute securities are subject to securities laws and regulations, including state securities regulation as well as federal regulation under the SEC and other regulatory authorities. These laws and regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory agencies and self-regulatory organizations broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. Changes to these laws or regulations, or the interpretation thereof, that restrict the conduct of our business could significantly increase our compliance costs and reduce our profitability. (c) Changes in employee benefit regulations may reduce our profitability. We provide products and services to certain employee benefit plans that are subject to ERISA or the Internal Revenue Code of 1986, as amended. The U.S. Congress has, from time to time, considered legislation relating to changes in ERISA to permit application of state law remedies, such as consequential and punitive damages, in lawsuits for wrongful denial of benefits, which, if adopted, could increase our liability for damages in future litigation. In addition, reductions in contribution levels to defined contribution plans may decrease our profitability. The DOL is expected to initiate a planned regulatory project that includes evaluation of its prohibited transaction exemptions relating to fiduciary investment advice and a new rulemaking initiative related to the definition of fiduciary. Proposed rules are anticipated to be released in the near future. Similarly, some states may change their insurance and securities laws and/or regulations to address personalized investment advice. New states may adopt an updated NAIC model regulation, which made best interest enhancements to its existing annuity suitability model. Continuing related state fiduciary or “best interest” legislation and/or regulation could occur in 2023. (d) Financial services regulatory reform may reduce our profitability, impact how we do business or limit our ability to engage in certain capital expenditures.

On July 21, 2010, the Dodd-Frank Act became law. The Act made extensive changes to the laws regulating financial services firms and required various federal agencies to adopt a broad range of new implementation rules and regulations, including those surrounding the use of derivatives. Some aspects of Dodd-Frank continue to be implemented, and there are some efforts to eliminate or adjust certain elements of the law. Uncertainty remains regarding the continued implementation of and potential adjustments to Dodd-Frank and it is uncertain whether changes to Dodd-Frank will result in a material effect on our business operations. 145 144

(e) Changes in cybersecurity or privacy regulations may increase our compliance costs, limit our ability to gain insight from data and lead to increased scrutiny. We collect, process, store, share, disclose and use information from and about our customers, plan participants and website and application users, including personal information and other data. Any actual or perceived failure by us to comply with our privacy policies, privacy-related obligations to customers or third parties, data disclosure and consent obligations or privacy or cybersecurity-related legal obligations may result in governmental enforcement actions, litigation or public statements critical of us. Such actual or perceived failures could also cause our customers to lose trust in us, which could have an adverse effect on our business. Restrictions on data collection and use may limit opportunities to gain business insights useful to running our business and offering innovative products and services. We are subject to numerous federal and state regulations regarding the privacy and security of personal information. These laws vary widely by jurisdiction. The laws and regulations that affect our business include, but are not limited to the U.S. federal, state and local data protection laws such as the New York Department of Financial Services Part 500 cybersecurity requirements for financial services companies, the California Consumer Privacy Act and California Privacy Rights Act, and the European Union General Data Protection Regulation. Regulations such as these, which are designed to protect privacy and prevent misuse of personal information, are complex and change frequently. The public, consumer and privacy advocates, legislatures and regulators are increasingly concerned about the collection, use and sharing of personal data, especially personal information that may be deemed sensitive, such as U.S. Social Security Numbers, financial information, behavioral data, and biometric and health data. Additional legislative or regulatory action in the United States could further regulate our collection, use, sharing and other processing of personal data. Changes in existing cybersecurity and privacy regulations or the enactment of new regulations may increase our compliance costs and failure to comply with these regulations may lead to reputational damage, fines or civil damages and increased regulatory scrutiny. (f) Our financial results may be adversely impacted by environmental, social and governance requirements. Our financial and operational results could be impacted by emerging risk and changes to the regulatory landscape in areas like ESG requirements. While we closely monitor and respond to topics like social, environmental, and demographic changes that include longer lifespans, income and wealth inequalities, environmental challenges and opportunities to expand access to the financial system across all segments of the population, updated and changing regulatory and societal environment requirements could impact financial and operational results. Changes and uncertainty in U.S. legislation, policy or regulation regarding climate risk management or other ESG practices may result in higher regulatory costs, compliance costs and increased capital expenditures, and changes in regulations may impact security asset prices, resulting in realized or unrealized losses on our investments. Physical risks and transitional risks could increase the company’s cost of doing business. Actual or perceived failure to adequately address ESG expectations of our various stakeholders could lead to a tarnished reputation and loss of customers and clients and could negatively impact our access to capital. (g) Changes in tax laws could increase our tax costs and reduce sales of our insurance, annuity and investment products. Many of the insurance, annuity and investment products we issue receive favorable tax treatment under current U.S. federal income tax laws. Changes in U.S. federal income tax laws could reduce or eliminate the tax advantages of certain of our products, thus making these products less attractive to our customers. This may lead to a reduction in sales and deposits, which may adversely impact our profitability.

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In addition, we benefit from certain tax items, including but not limited to, dividends received deductions, tax credits, tax-exempt bond interest and insurance reserve deductions. From time to time, the U.S. Congress, as well as state and local governments, consider legislative changes that could reduce or eliminate the benefits associated with these and other tax items. The Organisation for Economic Co-operation and Development has released proposed policies around base erosion and profit shifting and modernizing global tax systems originally designed to only account for physical presence. Our profitability could be negatively impacted as legislation is adopted by participating countries. We continue to evaluate the impact potential tax reform proposals may have on our future results of operations and financial condition. On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA 2022”) was enacted by the U.S. government. IRA 2022 contains several provisions, including the implementation of a new corporate alternative minimum tax (the Book Minimum Tax, or “BMT”), which are effective January 1, 2023. Uncertainty remains regarding the continued implementation of and potential adjustments to IRA 2022 and it is uncertain whether IRA 2022 will result in a material effect on our business operations, profitability, or our ability to engage in certain capital expenditures. For a further discussion of tax matters, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 12, Income Taxes. (ii) Changes in accounting standards may adversely affect our reported results of operations and financial condition. Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). From time to time, we are required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board (“FASB”). The required adoption of future accounting standards may adversely affect our reported results of operations and financial condition and may result in significant incremental costs associated with initial implementation and ongoing compliance. For a discussion of the impact of accounting pronouncements issued but not yet implemented, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies. In August 2018, the FASB issued final guidance on targeted improvements to the accounting for long-duration insurance contracts. The guidance will become effective on January 1, 2023. The new standards will change how we account for many of our insurance and annuity products, which could negatively impact our reported profitability and financial ratios. (iii) Litigation and regulatory investigations may affect our financial strength or reduce our profitability. We are regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of asset accumulation products and services; Specialty Benefits insurance and Individual Life insurance; and our investment activities. We are, from time to time, also involved in various governmental, regulatory and administrative proceedings and inquiries. Legal liability or adverse publicity with respect to current or future legal or regulatory actions, whether or not involving us, may affect our financial strength or reduce our profitability. For further discussion on litigation and regulatory investigation risk, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 14, Contingencies, Guarantees, Indemnifications and Leases under the caption, “Litigation and Regulatory Contingencies” and 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 12, Income Taxes under the caption “Other Tax Information.” (iv) From time to time, we may become subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material. We are subject to income taxes in the United States. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. The final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings may be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition. 147 146

Risks relating to our business (i) Competition, including from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance, may impair our ability to retain existing customers, attract new customers and maintain our profitability. We believe our ability to compete is based on a number of factors including customer segments, types of solutions, product features, service, go-to-market strategies, price, investment performance, commission structure, distribution capacity, financial strength ratings and name recognition. We compete with a large number of financial services companies such as banks, mutual funds, institutional trust companies, broker-dealers, insurers and retirement providers, many of which may have advantages over us in one or more of the above competitive factors. Each of our segments faces strong competition: • The primary competitors for our Retirement and Income Solutions segment are banks, institutional trust companies, insurers and retirement providers. • Our U.S. Insurance Solutions segment primarily competes with other insurance companies. In the event competitors charge lower premiums or fees for substantially similar products, we may face pressure to lower our prices in order to attract and retain customers and distributors. Reductions in the premiums and fees we charge may adversely affect our revenues and profitability. (ii) A downgrade in our financial strength or credit ratings may increase policy surrenders and withdrawals, reduce new sales, terminate relationships with distributors, impact existing liabilities and increase our cost of capital, any of which could adversely affect our profitability and financial condition. A.M. Best, Fitch, Moody’s and S&P publish financial strength ratings on U.S. life insurance companies. These ratings indicate the applicable rating agency’s opinion regarding an insurance company’s ability to meet contractholder and policyholder obligations. Ratings are important factors in establishing the competitive position of insurance companies and maintaining public confidence in products being offered. Our ratings could be downgraded at any time without advance notice by any rating agency. A ratings downgrade, or the potential for such a downgrade, could, among other things: • materially increase the number of surrenders for all or a portion of the net cash values by the owners of policies and contracts we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; • result in the termination of our relationships with banks, agents, wholesalers and other distributors of our products and services; • reduce new sales, particularly with respect to pension risk transfer products and general account GICs and funding agreements purchased by pension plans and other institutions; • cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations; and • increase our cost of capital and limit our access to the capital markets. Any of these consequences could adversely affect our profitability and financial condition.

For further discussion on financial strength and credit ratings outlook, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources in this section. (iii) Client terminations or withdrawals or changes in investor preferences may lead to a reduction in revenues for our asset accumulation businesses. Revenues from our asset accumulation products are primarily fee-based. Our asset-based fees are typically calculated as a percentage of account values. Our asset accumulation clients may elect to terminate their relationship with us or withdraw funds, generally on short notice. Client terminations and withdrawals may be driven by a variety of factors, including economic conditions, investment performance, investor preferences or changes in our reputation in the marketplace. Significant terminations or withdrawals may reduce our account values, thus adversely affecting our revenues and profitability. 148 147

In addition, fee levels can vary significantly among different types of investments. We generally earn higher fees on liquid alternatives and equity investments vs. fixed income investments and on actively managed investments vs. indexed or passive investment strategies. Therefore, our fee revenue is impacted by both the value and the composition of our account values. Investor preferences with respect to asset classes and investment strategies may shift over time due to market conditions, tax law changes, regulatory changes and various other factors. Changes in the composition of our account values may adversely affect our revenues and profitability. (iv) Guarantees within certain of our products that protect policyholders may decrease our net income or increase the volatility of our results of operations or financial position under U.S. GAAP if our hedging or risk management strategies prove ineffective or insufficient. Certain of our variable annuity products include guaranteed minimum death benefits and/or guaranteed minimum withdrawal benefits. Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or contractholder fund liabilities associated with such products, resulting in a reduction to net income. We use derivative instruments to attempt to mitigate changes in the liability exposure related to interest rate, equity market and volatility movements, and the volatility of net income associated with these liabilities. However, we remain liable for the guaranteed benefits in the event that derivative counterparties are unable or unwilling to pay. The liability exposure and volatility of net income or OCI may also be influenced by changes in market credit spreads reflecting our own creditworthiness, for which we do not attempt to hedge. In addition, we are subject to the risk that hedging and other management procedures prove ineffective or that unanticipated policyholder behavior or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our net income, financial condition or liquidity. We are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases as implied volatilities increase and/or interest rates decrease, resulting in a reduction to net income. (v) We face risks arising from fraudulent activities. Our policyholders may submit fraudulent requests for claim payments. This can result in higher claims expense and higher operational expenses associated with preventing and detecting fraudulent claim requests and other fraudulent activities. (vi) We face risks arising from our participation in joint ventures. We participate in joint ventures, primarily in our real estate investment operations. In these joint ventures, we lack complete management and operational control over the operations, and our joint venture partners may have objectives that are not fully aligned with our interests. These factors may limit our ability to take action to protect or increase the value of our investment in the joint venture. (vii) We may need to fund deficiencies in our Closed Block assets. In connection with our conversion in 1998 into a stock life insurance company, we established an accounting mechanism, known as a “Closed Block” for the benefit of participating ordinary life insurance policies that had a dividend scale in force on July 1, 1998. We allocated assets to the Closed Block as of July 1, 1998, in an amount such that we expected the cash flows, together with anticipated revenues from the policies in the Closed Block, to be sufficient to support the Closed Block business, including payment of claims, certain direct expenses, charges and taxes and to provide for the continuation of aggregate dividend scales in accordance with the 1997 policy dividend scales if the experience underlying such scales continued, and to allow for appropriate adjustments in such scales if the experience changed. We will continue to pay guaranteed benefits under the policies included in the Closed Block, in accordance with their terms. The Closed Block assets, cash flows generated by the Closed Block assets and anticipated revenues from policies included in the Closed Block may not be sufficient to provide for the benefits guaranteed under these policies. If they are not sufficient, we must fund the shortfall. Even if they are sufficient, we may choose for business reasons to support dividend payments on policies in the Closed Block with our general account funds. 149 148

The Closed Block assets, cash flows generated by the Closed Block assets and anticipated revenues from policies in the Closed Block will benefit only the holders of those policies. In addition, to the extent these amounts are greater than the amounts estimated at the time we funded the Closed Block, dividends payable in respect of the policies included in the Closed Block may be greater than they would have been in the absence of a Closed Block. Any excess net income will be available for distribution over time to Closed Block policyholders but will not be available to our stockholder. See 19. FINANCIAL STATEMENTS Notes to Consolidated Financial Statements, Note 7, Closed Block for further details. (viii) Our reinsurers could default on their obligations or increase their rates, which could adversely impact our net income and financial condition. We cede life, annuity, disability, medical and long-term care insurance to other insurance companies through reinsurance. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 10, Reinsurance. See “Business,” for information about the Reinsurance Transaction. The collectability of reinsurance recoverables is largely dependent on the solvency of the individual insurers. We remain liable to the policyholder, even if the reinsurer defaults on its obligations with respect to the ceded business. In addition, a reinsurer’s insolvency may cause us to lose our reserve credits on the ceded business, in which case we would be required to establish additional reserves. The premium rates we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Most of our reinsurance contracts contain provisions that limit the reinsurer’s ability to increase rates on in-force business; however, some do not. If a reinsurer raises the rates it charges on a block of in-force business, our profitability may be negatively impacted if we are not able to pass the increased costs on to the customer. If reinsurers raise the rates they charge on new business, we may be forced to raise the premiums we charge, which could have a negative impact on our competitive position. (ix) We face risks arising from future acquisitions of businesses. We have acquired businesses in the past and expect to continue to do so in the future. We face a number of risks arising from future acquisition transactions, including difficulties in integrating the acquired business into our operations, difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing customers of the acquired entity, unforeseen liabilities that arise in connection with the acquired business, unfavorable market conditions that could negatively impact our growth expectations for the acquired business and sustained declines in the equity market that could reduce fee revenues for certain acquired businesses. These risks may prevent us from realizing the expected benefits from future acquisitions and could result in the impairment of goodwill and/or intangible assets recognized at the time of acquisition. (x) We face risks in administering the closed Reinsurance Transaction. During the second quarter of 2022, we closed a coinsurance with funds withheld reinsurance transaction with Talcott Life & Annuity Re, a limited liability company organized under the laws of the Cayman Islands and an affiliate of Talcott Resolution Life, Inc., a subsidiary of Sixth Street, pursuant to which we ceded our in-force U.S. retail fixed annuity and ULSG blocks of business. We face a number of on-going risks arising from the closed transaction, including managing the relationships under reinsurance agreements, managing a smaller portfolio of general account assets and managing relationships with our distribution channels. These risks may prevent us from realizing the expected benefits from the Reinsurance Transaction and could result in the recapture of the ceded business upon the occurrence and continuation of certain events and higher costs related to managing the reinsured blocks of business. 150

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General risks (i) A pandemic, terrorist attack, military action or other catastrophic event could adversely affect our operations, net income or financial condition. The occurrence of pandemic disease, man-made disasters such as terrorist attacks and military actions, and natural disasters could adversely affect our operations, net income or financial condition. For example, our mortality and morbidity experience could be adversely impacted by a catastrophic event. In addition, a severe catastrophic event may cause significant volatility in financial markets, disruptions to commerce and reduced economic activity. Ongoing economic disruptions may lead to declines and volatility in interest rates or equity prices, either of which could adversely affect our results of operations and financial condition. The resulting macroeconomic conditions could adversely affect our cash flows, as well as the value and liquidity of our invested assets. We may also experience operational disruptions if our Principal Workforce employees are unable or unwilling to work due to a catastrophic event. (ii) Our financial results may be adversely impacted by climate changes. Atmospheric concentrations of carbon dioxide and other greenhouse gases have increased dramatically since the industrial revolution, resulting in a gradual increase in average temperatures and an increase in the frequency and severity of natural disasters. These trends are expected to continue in the future and have the potential to impact nearly all sectors of the economy. We cannot predict the long-term impacts of climate change, but we will continue to monitor new developments in the future. Potential impacts may include the following: • Changes in temperatures and air quality may adversely impact our mortality and morbidity rates. For example, increases in the level of pollution and airborne allergens may cause an increase in upper respiratory and cardiovascular diseases, leading to increased claims in our insurance businesses. However, the risk of increased mortality on our life insurance business may be partly offset by our payout annuity business, where an increase in mortality results in a decrease in benefit payments. • Climate change may impact asset prices, as well as general economic conditions. For example, rising sea levels may lead to decreases in real estate values in coastal areas. Additionally, government policies to slow climate change (e.g., setting limits on carbon emissions) may have an adverse impact on sectors such as utilities, transportation and manufacturing. Changes in asset prices may impact the value of our fixed income, real estate and commercial mortgage investments. We manage our investment risks by maintaining a well-diversified portfolio, both geographically and by sector. We also monitor our investments on an ongoing basis, allowing us to adjust our exposure to sectors and/or geographical areas that face severe risks due to climate change. • We maintain extensive business continuity and disaster recovery planning programs. Nonetheless, a natural disaster that affects one of our office locations could disrupt our operations and pose a threat to the safety of our employees. (iii) Technological and societal changes may disrupt our business model and impair our ability to retain existing customers, attract new customers and maintain our profitability. Technological advances, innovation in the financial services industry and societal changes may impact our business model and competitive position. These changes may lead to significant changes in the marketing, distribution, underwriting and pricing of financial services products. In addition, technological and societal changes may lead to changes in customers’ preferences as to how they want to interact with us and the types of products they want to buy. We may need to change our distribution channels, our customer service model or our product offerings to accommodate evolving customer preferences. Implementing these changes may require significant expenditures. To the extent our competitors are more successful than us at adapting to technological changes and evolving customer preferences, our competitive position and profitability may be adversely impacted. Advances in medical technology may also adversely impact our profitability. Increases in the availability and accuracy of genetic testing may increase our exposure to anti-selection risk. In addition, medical advances may lead to increased longevity. As a result, we may be required to pay annuity benefits over a longer period of time than we had projected, thereby reducing the profitability of our annuity products. (iv) Damage to our reputation may adversely affect our revenues and profitability. Our continued success is dependent upon our ability to earn and maintain the trust and confidence of customers, distributors, employees and other stakeholders. 151 150

Damage to our reputation may arise from a variety of sources including, but not limited to, litigation or regulatory actions, compliance failures, employee misconduct, cybersecurity incidents or other fraudulent activities, unfavorable press coverage and unfavorable comments on social media. Adverse developments within our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny. Any damage to our reputation could adversely affect our ability to attract and retain customers, distributors and employees, potentially leading to a reduction in our revenues and profitability. (v) We may not be able to protect our intellectual property and may be subject to infringement claims. We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete. We also may be subject to costly litigation in the event another party alleges our operations or activities infringe upon such other party’s intellectual property rights. Third parties may have, or may eventually be issued, patents or other protections that could be infringed by our products, methods, processes or services or could otherwise limit our ability to offer certain product features. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, license usage rights or misappropriation of trade secret rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed or misappropriated a third party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition. (vi) If we are unable to attract, develop and retain qualified employees and sales representatives and develop new distribution sources, our results of operations, financial condition and sales of our products may be adversely impacted. Our continued success is largely dependent on Principal Workforce’s ability to attract, develop and retain qualified employees. We face intense competition in attracting and retaining key employees, including investment, marketing, finance, actuarial, data analytics, information security, technology, client service and other professionals. If we are unable to attract, develop and retain qualified employees, our results of operations and financial condition may be adversely impacted. We distribute our asset accumulation and life and specialty benefit insurance products and services through a variety of distribution channels, including our own internal digital channels, sales representatives, independent brokers, banks, broker-dealers and other third party marketing organizations. We must attract and retain sales representatives to sell our products and digital professionals to build and enhance our customers’ digital experience. Strong competition exists among financial services companies for these roles. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, support services and compensation and product features. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer. Our ability to increase and retain customer funds is directly related to the performance of our investments as measured against market averages and the performance of our competitors. If we and our affiliates are unable to attract and retain qualified portfolio managers, we may face reduced sales and increased cash outflows in our asset accumulation business. (vii) Interruptions in information technology, infrastructure or other internal or external systems used for our business operations, or a failure to maintain the confidentiality, integrity or availability of data residing on such systems, could disrupt our business, damage our reputation and adversely impact our profitability. We rely on external infrastructure, proprietary information technology and third party systems and services to conduct business, including customer service, marketing and sales activities, customer relationship management, producing financial statements and technology/data centers. In addition, we store and process confidential and proprietary business information on both company-owned and third party and/or vendor managed systems, including cloud service providers. We increasingly rely on the internet in order to conduct business and may be adversely impacted by outages in critical infrastructure such as electric grids, undersea cables, satellites or other communications used by us or our third parties. This reliance includes consumer access to the internet and communications systems due to more work taking place outside of corporate locations. The failure of our information technology, infrastructure or other internal and external systems, for any reason, could disrupt our operations, result in the loss of business and adversely impact our profitability. 152 151

Financial services companies are regularly targeted by cyber criminals, resulting in unauthorized access to confidential information, theft of funds from online accounts, disruption or degradation of service or other damage. These attacks may take a variety of forms, including web application attacks, denial of service attacks, ransomware, other malware, and social engineering, including phishing. We may also be adversely impacted by successful cyberattacks of partners, vendors and others in our supply chain with whom we conduct business or share information. Information security incidents may also occur due to the failure to control access to, and use of, sensitive systems or information by our workforce, with a potential increase in this threat due to the increase in remote work. The tactics and techniques used by cyber criminals to obtain unauthorized access, or otherwise impact our business negatively change frequently, and we, and our supply chain partners, may be unable to anticipate their schemes to implement preventative measures. The failure of our controls (such as policies, procedures, security controls and monitoring, automation and backup plans) designed to prevent, or limit the effect of, failure, inadvertent use or abuse could result in disruptions or breaches beyond our control. Any compromise of the security of our systems that results in the disclosure of personally identifiable customer or employee information could damage our reputation, deter customers from purchasing our products and services, expose us to litigation, increase regulatory scrutiny, impact our business operations and require us to incur significant technical, legal and other expenses. (viii) Loss of key vendor relationships or failure of a vendor to protect information of our customers or employees could adversely affect our business or result in losses. We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors of services. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services or fails to protect personal information of our customers or employees, we may suffer operational impairments, reputational damage and financial losses. (ix) Our enterprise risk management framework may not be fully effective in identifying or mitigating all of the risks to which we are exposed. We utilize an integrated risk management framework, which is designed to manage material risks within established risk appetites and risk tolerances. Nonetheless, our policies and procedures may not be fully effective in identifying or mitigating every risk to which we are exposed. Many of our methods for managing and mitigating risk rely on models and assumptions that are based, in part, on observed historical data. As a result, these methods, models or assumptions may not accurately predict future exposures, which may be significantly greater than our historical measures indicate. We may be exposed to unanticipated risks as a result of changes in market conditions, new products or new business strategies, catastrophes or other unforeseen circumstances. If our risk management framework proves ineffective, we may suffer unexpected losses, which may adversely affect our results of operations and financial condition. 153 152

Corporate Governance Director Independence The Board determines at a Director’s initial appointment, and thereafter at least annually, whether each Director is independent, using its independence standards in these determinations. These independence standards include the Nasdaq standards for independence, which are on the Company’s website, www.principal.com. The Board considers all commercial, banking, consulting, legal, accounting, charitable, family and other relationships (either individually or as a partner, shareholder or officer of an organization) a Director (or Director candidate) may have with the Company and its subsidiaries. The Board most recently made these determinations for each Director in February 2023, based on: • A review of relationships and transactions between Directors, their immediate family members and other organizations with which a Director is affiliated and the Company, its subsidiaries or executive officers; • Questionnaires completed by each Director regarding any relationships or transactions that could affect the Director’s independence; • The Company’s review of its purchasing, investment, charitable giving and other records; and • Recommendations of the Nominating and Governance Committee. The Board affirmatively determined that the following Directors have no material relationship with the Company and are independent: Mr. Auerbach, Ms. Beams, Ms. Carter-Miller, Mr. Dan, Mr. Hochschild, Mr. Mills, Ms. Mitchell, Mr. Muruzabal, Ms. Nordin, Mr. Pickerell, Ms. Richer, and Mr. Rivera. The Board also determined that all current members of the Audit, Human Resources and Nominating and Governance Committees are independent. No Director other than Mr. Houston has been employed by the Company or an affiliate of the Company at any time. Some Directors have categorically immaterial relationships and transactions with Principal: • Mr. Pickerell and Mr. Mills are customers of the Company or the Company’s subsidiaries/affiliates. • Ms. Nordin and Mr. Pickerell are directors, and Messrs. Auerbach, Hochschild, Mills, and Muruzabal are executives of for-profit entities with which the Company and its affiliates conduct ordinary commercial transactions. Management’s Discussion and Analysis The following information should be read in conjunction with the financial statements included in 19. FINANCIAL STATEMENTS. Forward-Looking Information Our narrative analysis below contains forward-looking statements intended to enhance the reader’s ability to assess our future financial performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend” and similar expressions. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects on us. Such forward- looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties. Those risks and uncertainties include, but are not limited to, the risk factors listed in “Risk Factors.” Overview We provide financial products and services through the following reportable segments: • Retirement and Income Solutions and • U.S. Insurance Solutions. We also have a Corporate segment, which consists of the assets and activities that have not been allocated to any other segment. See “Business” for a description of our reportable segments. On February 28, 2023, we announced that we will report the results of the Retirement and Income Solutions segment in total and not separated into Fee and Spread components. In addition, the U.S. 154 153

Insurance Solutions segment name has been updated to Benefits and Protection. We will continue to report the results of Specialty Benefits and Life Insurance within the Benefits and Protection segment. We plan to implement these changes during 2023. The changes to segment presentation will not impact our consolidated financial statements. Economic Factors and Trends Negative market performance led to a decrease in account values in our Retirement and Income Solutions segment in 2022. Since account values are the base by which this business generates revenues, market performance volatility may impact our revenues in future quarters. In our U.S. Insurance Solutions segment, premium and fee growth is a key indicator of earnings growth. Higher levels of unemployment may impact new sales in our businesses and reduce in-group growth in our Specialty Benefits insurance business in the short-term. Profitability Our profitability depends in large part upon our: • ability to manage the difference between the investment income we earn and the interest we credit to policyholders; • ability to generate fee revenues by providing trust and custody, administrative and investment management services; • ability to price our insurance products at a level that enables us to earn a margin over the cost of providing benefits and the related expenses; • ability to manage our investment portfolio to maximize investment returns and minimize risks such as interest rate changes or defaults or impairments of invested assets and • ability to manage our operating expenses. Critical Accounting Policies and Estimates The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. Our significant accounting policies are described in 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies. We have identified critical accounting policies that are complex and require significant judgment and estimates about matters that are inherently uncertain. A summary of our critical accounting policies is intended to enhance the reader’s ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates and changes in guidance. The identification, selection and disclosure of critical accounting estimates and policies have been discussed with the Audit Committee of the Board of Directors. Some of these policies will be impacted in 2023 when we implement accounting guidance commonly referred to as long-duration targeted improvements (“LDTI”), which is effective on January 1, 2023. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies under the caption “Recent Accounting Pronouncements” for information about that guidance. Comments have been included in the summary below for those policies impacted by LDTI.

Valuation and Allowance for Credit Loss of Fixed Income Investments Fixed Maturities. Fixed maturities include bonds, asset-backed securities (“ABS”), redeemable preferred stock and certain non-redeemable preferred securities. We classify our fixed maturities as either AFS or trading and, accordingly, carry them at fair value in the consolidated statements of financial position. Volatility in net income can result from changes in fair value of fixed maturities classified as trading. Volatility in other comprehensive income can result from changes in fair value of fixed maturities classified as AFS. 155 154

We measure the fair value of our financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including our own credit risk. For additional details concerning the methodologies, assumptions and inputs utilized see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 16, Fair Value Measurements under the caption, “Determination of Fair Value.” The fair values of our public fixed maturities are primarily based on market prices from third party pricing vendors. We have regular interactions with these vendors to ensure we understand their pricing methodologies and to confirm they are utilizing observable market information. In addition, 14% of our invested asset portfolio as of December 31, 2022, was invested in privately placed fixed maturities with no readily available market quotes to determine the fair market value. The majority of these assets are valued using a matrix pricing valuation approach that utilizes observable market inputs. In the matrix approach, securities are grouped into pricing categories that vary by sector, rating and average life. Each pricing category is assigned a risk spread based on observable public market data. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Although the matrix valuation approach provides a fair valuation of each pricing category, the valuation of an individual security within each pricing category may be impacted by company specific factors. This excludes privately placed securities subject to Rule 144A of the Securities Act of 1933 that are primarily based on market prices from third party pricing vendors, similar to public fixed maturities. If we are unable to price a fixed maturity security using prices from third party pricing vendors or other sources specific to the asset class, we may obtain a broker quote or utilize an internal pricing model specific to the asset utilizing relevant market information, to the extent available and where at least one significant unobservable input is utilized. In addition, there may be certain securities managed by external managers where we obtain the valuation from the external manager when we are unable to obtain prices from third party pricing vendors or other sources. These are reflected in Level 3 in the fair value hierarchy and can include fixed maturities across all asset classes. As of December 31, 2022, approximately 4% of our total fixed maturities were Level 3 securities valued using internal pricing models. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 16, Fair Value Measurements for further discussion. The $10,121.4 million increase in net unrealized losses for the year ended December 31, 2022, can be attributed to an approximate 116 basis point increase in interest rates and a widening of credit spreads. For additional information about interest rate risk see Quantitative and Qualitative Disclosures About Market Risk in this section. We have a process in place to identify fixed maturity securities that could potentially require an allowance for credit loss. This process involves monitoring market events that could impact issuers’ credit ratings, business climate, management changes, litigation and government actions and other similar factors. This process also involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues. Each reporting period, all securities in an unrealized loss position are reviewed to determine whether a decline in value is due to credit. Relevant facts and circumstances considered include: (1) the extent the fair value is below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for structured securities, the adequacy of the expected cash flows. To the extent we determine an unrealized loss is due to credit, an allowance for credit loss is recognized through a reduction to net income. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 5, Investments under the caption, “Allowance for Credit Loss” for further discussion. A number of significant risks and uncertainties are inherent in the process of monitoring credit losses and determining the allowance for credit loss. These risks and uncertainties include: (1) the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to not sell the security prior to recovery of its amortized cost. Any of these situations could result in a charge to net income in a future period. As of December 31, 2022, we had $53,353.1 million in AFS fixed maturities with gross unrealized losses totaling $7,741.4 million. Included in the gross unrealized losses are losses attributable to both movements in market interest rates as well as movement in credit spreads. 156 155

For more detailed information concerning allowances for credit loss, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 5, Investments under the caption, “Allowance for Credit Loss.” Mortgage Loans. Mortgage loans consist primarily of commercial mortgage loans on real estate. Commercial mortgage loans on real estate are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method and net of valuation allowances. We establish a valuation allowance for the risk of credit losses inherent in our mortgage loans, which is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost excluding accrued interest receivable and includes reserves for pools of financing receivables with similar risk characteristics. Amounts on loans deemed to be uncollectible are charged off and removed from the valuation allowance. The change in the valuation allowance provision is included in net realized capital gains (losses) on our consolidated statements of operations. For more detailed information concerning mortgage loan valuation allowances, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 5, Investments under the caption, “Financing Receivables Valuation Allowance.” 157 156

Derivatives We use derivatives primarily to hedge or reduce exposure to market risks. The fair values of exchange- traded derivatives are determined through quoted market prices. Exchange-traded derivatives include futures that are settled daily, which reduces their fair value in the consolidated statements of financial position. The fair values of privately negotiated contracts, which are usually referred to as over-the-counter (“OTC”) derivatives, that are cleared through centralized clearinghouses are determined through market prices published by the clearinghouses. Variation margin associated with OTC cleared derivatives is settled daily, which reduces their fair value in the consolidated statements of financial position. The fair values of non- cleared OTC derivatives are determined using either pricing valuation models that utilize market observable inputs or broker quotes. On an absolute fair value basis as of December 31, 2022, the majority of our OTC derivative assets and liabilities were valued using pricing valuation models using market observable data with less than 1% using broker quotes. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 16, Fair Value Measurements for further discussion. The fair values of our derivative instruments can be impacted by changes in interest rates, foreign exchange rates, credit spreads, equity indices and volatility, as well as other contributing factors. For additional information see Quantitative and Qualitative Disclosures About Market Risk in this section. We also issue certain annuity, universal life and other contracts that include embedded derivatives that have been bifurcated from the host contract. They are valued using a combination of historical data and actuarial judgment. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 16, Fair Value Measurements for further discussion. We include our assumption for own nonperformance risk in the valuation of these embedded derivatives. As our credit spreads widen or tighten, the fair value of the embedded derivative liabilities decrease or increase, leading to an increase or decrease in net income. If the current market credit spreads reflecting our own creditworthiness move to zero (tighten), the reduction to net income would be approximately $122.8 million, net of DAC and income taxes, based on December 31, 2022, reported amounts. In addition, the policyholder behavior assumptions used in the valuation of embedded derivatives include risk margins, which increase the fair value of the embedded derivative liabilities. Certain contract features that have been recorded as embedded derivatives will instead be recorded as market risk benefits under LDTI when it is implemented in 2023. We have entered into coinsurance with funds withheld reinsurance arrangements. For funds withheld agreements the economic benefit of the assets flow to reinsurance counterparties, however, we retain legal ownership of the assets within the funds withheld account. Therefore, the assets held under funds withheld agreements are included on our consolidated statements of financial position, with a corresponding funds withheld payable. The funds withheld payable also includes an embedded derivative that has been bifurcated from the host contract. The fair value of the embedded derivative is based on the change in the fair value of the underlying funds withheld investments using the valuation methods and assumptions described for our investments held. The accounting for derivatives is complex and interpretations of the applicable accounting standards continue to evolve. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment. Judgment and estimates are used to determine the fair value of some of our derivatives. Volatility in net income can result from changes in fair value of derivatives that do not qualify or are not designated for hedge accounting and changes in fair value of embedded derivatives. Deferred Acquisition Costs and Other Actuarial Balances Incremental direct costs of contract acquisition as well as certain costs directly related to acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) for the successful acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to net income as incurred.

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Amortization Based on Estimated Gross Profits. DAC for universal life-type insurance contracts and certain investment contracts are generally amortized over the expected lifetime of the contracts in relation to estimated gross profits (“EGPs”). In addition to DAC, the following actuarial balances are also amortized in relation to EGPs. • Sales inducement asset — Sales inducements are amounts that are credited to the contractholder’s account balance as an inducement to purchase the contract. Like DAC, the cost of the sales inducement is capitalized and amortized over the expected life of the contract, in proportion to EGPs. • Unearned revenue liability — An unearned revenue liability is established when we collect fees or other policyholder assessments for services to be provided in future periods. These revenues are deferred and then amortized over the expected life of the contract, in proportion to EGPs. • Reinsurance asset or liability — For universal-life type products that are reinsured, a reinsurance asset or liability is established to spread the expected net reinsurance costs or profits in proportion to the EGPs on the underlying business. We also have additional benefit reserves that are established for annuity or universal life-type contracts that provide benefit features that are expected to produce gains in early years followed by losses in later years. The liabilities are accrued in relation to estimated contract assessments, and they are based on assumptions and methodologies similar to those used in the calculation of EGPs. For more information, see Insurance Reserves in this section. Key assumptions used in the calculation of EGPs include mortality, lapses, equity returns, general account investment yields and expenses as well as the change in our liability for certain guarantees and the difference between actual and expected reinsurance premiums and recoveries, depending on the nature of the contract. Our general account investment yield assumption reflects our long-term projections of interest rates and net realized capital gains (losses). We develop an estimate of EGPs at issue and each valuation date. As actual experience and market conditions emerge, the gross profits may vary from those expected either in magnitude or timing, in which case a true-up of actuarial balances occurs as a charge or credit to current net income. In addition, we are required to revise our assumptions regarding future experience if actual experience or other evidence suggests that earlier estimates should be revised; we refer to this as unlocking. Both actions, reflecting actual experience and market conditions and changing future estimates, can change both the current amount and the future amortization pattern of the DAC asset and related actuarial balances. For individual variable universal life insurance, individual variable annuities and group annuities that have separate account U.S. equity investment options, we utilize a mean reversion methodology (reversion to the mean assumption), a common industry practice, to determine the future domestic equity market growth rate assumption used for the calculation of EGPs. If actual annualized U.S. equity market performance varies from our 8% long-term assumption, we assume different performance levels in the short-term such that the weighted average return is equal to the long-term assumption over the mean reversion period. However, our mean reversion process generally limits assumed returns to a range of 4 – 12% during the mean reversion period. For additional details concerning methods of DAC amortization see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies under the caption, “Deferred Acquisition Costs.” When LDTI is implemented in 2023, amortization of these actuarial balances will generally no longer be based on EGPs. Internal Replacements. We review policies for modifications that result in the exchange of an existing contract for a new contract. If the new contract is determined to be an internal replacement that is substantially changed from the replaced contract, any unamortized DAC and related actuarial balances are written off and acquisition costs related to the new contract are capitalized as appropriate. If the new contract is substantially unchanged from the replaced contract, we continue to amortize the existing DAC and related actuarial balances. Recoverability. DAC and sales inducement assets are subject to recoverability testing at the time of policy issue and loss recognition testing on an annual basis, or when an event occurs that may warrant loss recognition. If loss recognition or impairment is necessary, the asset balances are written off to the extent it is determined that future policy premiums and investment income or gross profits are not adequate to cover the balances. When LDTI is implemented in 2023, DAC assets will no longer be subject to recoverability testing. 159 158

Actuarial Assumption Updates. We periodically review and update actuarial assumptions that are inputs to the models for DAC and other actuarial balances and make model refinements as necessary. For more information see Transactions Affecting Comparability of Results of Operations — Actuarial Assumption Updates in this section. Sensitivities. As of December 31, 2022, the net balance of DAC and related actuarial balances, excluding balances affected by changes in other comprehensive income (“OCI”), was a $2,934.3 million asset. We perform sensitivity analyses to assess the impact that certain assumptions have on these balances. The following table shows the estimated immediate impact of various assumption changes on our DAC and related actuarial balances. Estimated impact to net income(1) (in millions) Reducing the future separate account equity return assumption by 1% $ (10) Reducing the long-term general account fixed income investment yield assumption by 0.5% (50) (1) Reflects the net increase (decrease) impact on net income of changes to the DAC asset, sales inducement asset, unearned revenue liability, reinsurance asset or liability, additional benefit reserves and related taxes. Insurance Reserves Reserves are liabilities representing estimates of the amounts that will come due, at some point in the future, to or on behalf of our policyholders. U.S. GAAP, allowing for some degree of managerial judgment, provides guidance for establishing reserves. Future policy benefits and claims include reserves for individual traditional and group life insurance, disability, medical and long-term care insurance and individual and group annuities that provide periodic income payments. These reserves are computed using assumptions of mortality, morbidity, lapse, investment performance and expense. These assumptions are based on our experience, industry results, emerging trends and future expectations. For long-duration insurance contracts, once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy. However, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves may also be established for short- duration contracts to provide for expected future losses. Our reserve levels are reviewed throughout the year using internal analysis including, among other things, experience studies, claim development analysis and annual loss recognition analysis. To the extent experience indicates potential loss recognition, we recognize losses on certain lines of business. The ultimate accuracy of the assumptions on these long-tailed insurance products cannot be determined until the obligation of the entire block of business on which the assumptions were made is extinguished. Short-term variances of actual results from the assumptions used in the computation of the reserves are reflected in current period net income and can impact quarter-to- quarter net income. When LDTI is implemented in 2023, reserve methodologies and assumptions for long- duration contracts will change. Future policy benefits and claims also include reserves for incurred but unreported disability, medical, dental, vision, critical illness, accident, PFML and life insurance claims. We recognize claims costs in the period the service was provided to our policyholders. However, claims costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of this liability using actuarial methods based on historical claim payment patterns as well as emerging cost trends, where applicable, to determine our estimate of claim liabilities. We also look back to assess how our prior periods’ estimates developed. To the extent appropriate, changes in such development are recorded as a change to current period claim expense. Historically, the amount of the claim reserve adjustment made in subsequent reporting periods for prior period estimates have been within a reasonable range given our normal claim fluctuations.

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Future policy benefits and claims also include benefit reserves that are established for annuity or universal life-type contracts that provide benefit features that are expected to produce gains in early years followed by losses in later years. The liabilities are accrued in relation to estimated contract assessments. We periodically review and update actuarial assumptions that are used to compute reserves. For more information see Transactions Affecting Comparability of Results of Operations — Actuarial Assumption Updates in this section. Benefit Plans The reported expense and liability associated with OPEB plans requires the use of assumptions. Numerous assumptions are made regarding the discount rate, expected long-term rate of return on plan assets, turnover, expected compensation increases, health care claim costs, health care cost trends, retirement rates and mortality. The discount rate and the expected return on plan assets have the most significant impact on the level of expense. The assumed discount rate is determined by projecting future benefit payments inherent in the Projected Benefit Obligation and discounting those cash flows using a spot yield curve for high quality corporate bonds. Our assumed discount rate was 5.05% for our OPEB plans as of December 31, 2022. Typically, a 0.25% decrease in the discount rate would increase the OPEB accumulated postretirement benefit obligation by approximately $1.4 million and would have a nominal impact on the Net Periodic Benefit Cost (“NPBC”). Typically, a 0.25% increase in the discount rate would result in decreases in benefit obligations and changes in expenses at a level generally commensurate with those noted above. The assumed long-term rate of return on plan assets is set at the long-term rate expected to be earned based on the long-term investment policy of the plans and the various classes of the invested funds. Historical and future expected returns of multiple asset classes were analyzed to develop a risk-free real rate of return and risk premiums for each asset class. The overall long-term rate for each asset class was developed by combining a long-term inflation component, the real risk-free rate of return and the associated risk premium. A weighted average rate was developed based on long-term returns for each asset class, the plan’s target asset allocation policy and the tax structure of the trusts. For the 2022 NPBC, a 4.25% weighted average long-term rate of return was used. For the 2023 NPBC, a 5.05% weighted average long-term rate of return assumption, respectively, will be used. Typically, a 0.25% decrease in the assumed long-term rate of return would increase the NPBC by approximately $0.2 million. Typically, a 0.25% increase in this rate would result in a decrease to expense at the same level. The assumed return on plan assets is based on the fair market value of plan assets as of December 31, 2022. The compensation increase assumption is generally set at a rate consistent with current and expected long-term compensation and salary policy, including inflation. For OPEB costs, actuarial gains and losses are amortized using a straight-line amortization method over the average future lifetime of the remaining covered group of retirees, which is approximately 14 years. The OPEB plans utilize the 10% corridor. Prior service costs are amortized on a weighted average basis over approximately 5 years for OPEB costs. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 13, Employee and Agent Benefits for further discussion. Income Taxes We provide for income taxes based on our estimate of the liability for taxes due. Our tax accounting represents management’s best estimate of various events and transactions, such as completion of tax audits or establishment of, or changes to, a valuation allowance associated with certain deferred tax assets, which could affect our estimates and effective income tax rate in a particular quarter or annual period. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the years in which the basis differences reverse. We are required to evaluate the recoverability of our deferred tax assets each quarter and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realizable. In determining the need for a valuation allowance, we consider many factors, including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years and implementation of any feasible and prudent tax planning strategies management would employ to realize the tax benefit. 161 160

Inherent in the provision for income taxes are estimates and our expectations regarding the deductibility of certain items, the timing of income and expense recognition, future performance and the current or future realization of operating losses, capital losses and certain tax credits. We regularly evaluate the capital needs of our operations considering all available information, including operating and capital plans, regulatory capital requirements, parent company financing and cash flow needs, as well as tax laws applicable to our subsidiaries. In the event these estimates differ from our prior estimates due to the receipt of new information, we may be required to significantly change the provision for income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated financial statements in the year these estimates change. A significant decline in value of financial assets could lead to establishment of a valuation allowance on deferred tax assets having an adverse effect on current and future results. In management’s judgment, total deferred income tax assets are more-likely-than-not to be realized. In addition, the amount of income taxes paid is subject to audits in the U.S. as well as various state jurisdictions. Tax benefits are recognized for book purposes when the more-likely-than-not threshold is met with regard to the validity of an uncertain tax position. Once this threshold is met, for each uncertain tax position we recognize in earnings the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the Internal Revenue Service or other income taxing authorities for audits ongoing or not yet commenced. We had $20.7 million of current income tax receivables associated with outstanding audit issues as of December 31, 2022. We believe there are adequate defenses against, or sufficient provisions for, the contested issues, but final resolution of contested issues could take several years while legal remedies are pursued. Consequently, we do not anticipate the ultimate resolution of audits ongoing or not yet commenced to have a material impact on our net income. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 12, Income Taxes for further discussion. Transactions Affecting Comparability of Results of Operations Actuarial Assumption Updates We periodically review and update actuarial assumptions that are inputs to the models for DAC and other actuarial balances and make model refinements as necessary. Assumption updates and model refinements made during the third quarter resulted in an unlocking of DAC and other actuarial balances that increased (decreased) consolidated net income attributable to Principal Life Insurance Company by $130.3 million, $(14.2) million and $(118.2) million for the years ended December 31, 2022, 2021 and 2020, respectively. The following table presents the increase (decrease) to pre-tax operating earnings for each segment. For the year ended December 31, 2022 2021 2020 (in millions) Retirement and Income Solutions $ 67.3 $ (67.3) $ 70.1 U.S. Insurance Solutions 18.8 34.6 (215.1) Reinsurance Transaction During the second quarter of 2022, we closed a coinsurance with funds withheld reinsurance transaction with Talcott Life & Annuity Re, a limited liability company organized under the laws of the Cayman Islands and an affiliate of Talcott Resolution Life, Inc., a subsidiary of Sixth Street, pursuant to which we ceded our in-force U.S. retail fixed annuity and ULSG blocks of business. The economics of the Reinsurance Transaction were effective as of January 1, 2022. 162 161

Other Factors Affecting Comparability Effects of Inflation The impact of inflation has not had a material effect on our annual consolidated results of operations over the past two years. However, we may be materially affected by inflation in the future. Variable Investment Income Variable investment income includes certain types of investment returns such as prepayment fees and income (loss) from certain elements of our other alternative asset classes, including results of value-add real estate sales activity. Due to its unpredictable nature, variable investment income may or may not be material to our financial results for a given reporting period and may create variances when comparing different reporting periods. For additional information, see Investment Results in this section. Recent Accounting Changes For recent accounting changes, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies under the caption, “Recent Accounting Pronouncements.” Results of Operations The following table presents summary consolidated financial information for the years indicated: For the year ended December 31, Increase (decrease) 2022 2021 2020 2022 vs. 2021 2021 vs. 2020 (in millions) Revenues: Premiums and other considerations $ 5,264.3 $ 4,714.0 $ 5,880.8 $ 550.3 $ (1,166.8) Fees and other revenues 2,207.9 2,679.6 2,353.6 (471.7) 326.0 Net investment income 2,852.3 3,633.7 3,324.9 (781.4) 308.8 Net realized capital gains (losses) (1.2) (18.5) 105.6 17.3 (124.1) Net realized capital gains on funds withheld assets 749.4 — — 749.4 — Change in fair value of funds withheld embedded derivative 3,652.8 — — 3,652.8 — Total revenues 14,725.5 11,008.8 11,664.9 3,716.7 (656.1) Expenses: Benefits, claims and settlement expenses 5,650.7 6,482.6 7,837.5 (831.9) (1,354.9) Dividends to policyholders 94.8 94.8 120.2 — (25.4) Operating expenses 3,139.2 2,744.6 2,479.7 394.6 264.9 Total expenses 8,884.7 9,322.0 10,437.4 (437.3) (1,115.4) Income before income taxes 5,840.8 1,686.8 1,227.5 4,154.0 459.3 Income taxes 1,117.6 233.2 160.1 884.4 73.1 Net income 4,723.2 1,453.6 1,067.4 3,269.6 386.2 Net income attributable to noncontrolling interest 62.2 24.3 19.4 37.9 4.9

Net income attributable to Principal Life Insurance Company $ 4,661.0 $ 1,429.3 $ 1,048.0 $ 3,231.7 $ 381.3 Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 (i) Net Income Attributable to Principal Life Insurance Company Net income attributable to Principal Life Insurance Company increased primarily due to the change in the fair value of the funds withheld embedded derivative. 163 162

(ii) Total Revenues Premiums increased for the U.S. Insurance Solutions segment primarily due to growth in the Specialty Benefits insurance business and an increase in Individual Life insurance premiums, primarily related to the retrocession of ceded premiums as a result of the Reinsurance Transaction. Fees and other revenues decreased for the U.S. Insurance Solutions segment primarily due to the Reinsurance Transaction. Fees and other revenues decreased for the Retirement and Income Solutions segment primarily resulting from declining financial markets. For net investment income and net realized capital gains (losses) variance information, see Investments — Investment Results under the captions Net Investment Income and Net Realized Capital Gains (Losses), respectively, in this section. Net realized capital gains on funds withheld assets increased as a result of the sale of funds withheld assets associated with the Reinsurance Transaction in 2022. The change in the fair value of the funds withheld embedded derivative increased due to the establishment of the funds withheld payable associated with the Reinsurance Transaction in 2022 and an increase in interest rates. (iii) Total Expenses Benefits, claims and settlement expenses decreased for the U.S. Insurance Solutions segment primarily due to the Reinsurance Transaction. Benefits, claims and settlement expenses decreased for the Retirement and Income Solutions segment primarily due to a decrease in reserves, stemming from the impact of our exited retail fixed annuity business. Operating expenses increased primarily due to strategic review costs and impacts related to our exited business and higher compensation costs. (iv) Income Taxes The effective income tax rate increased to 19% for the year ended December 31, 2022 from 14% for the year ended December 31, 2021, primarily due to an increase in pre-tax income with no proportionate increase in permanent tax differences. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 12, Income Taxes under the caption, “Effective Income Tax Rate” for further discussion. Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 (i) Net Income Attributable to Principal Life Insurance Company Net income attributable to Principal Life Insurance Company increased primarily due to an after-tax increase in variable investment income and a less unfavorable impact of actuarial assumption updates and model refinements in 2021 compared to 2020. (ii) Total Revenues Premiums decreased for the Retirement and Income Solutions segment primarily due to lower sales of single premium group and individual annuities with life contingencies. The single premium group annuity product, which is typically used to fund defined benefit plan terminations, can generate large premiums from very few customers and therefore premiums tend to vary from period to period.

Fees and other revenues increased for the Retirement and Income Solutions segment primarily due to higher fees stemming from an increase in mean account values, which resulted from continued growth in the equity markets. For net investment income and net realized capital gains (losses) variance information, see Investments — Investment Results under the captions Net Investment Income and Net Realized Capital Gains (Losses), respectively, in this section. 164 163

(iii) Total Expenses Benefits, claims and settlement expenses decreased for the Retirement and Income Solutions segment primarily due to a lower increase in reserves, stemming from lower sales of single premium group and individual annuities with life contingencies. Operating expenses increased for the Retirement and Income Solutions segment primarily due to growth in the business and an increase in variable compensation expense. Operating expenses increased for the Corporate segment primarily due to an increase in compensation costs largely due to an increase in incentive compensation and an increase in strategic initiatives funded by the Corporate segment. (iv) Income Taxes The effective income tax rate increased to 14% for the year ended December 31, 2021 from 13% for the year ended December 31, 2020. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 12, Income Taxes under the caption, “Effective Income Tax Rate” for further discussion. Results of Operations by Segment For results of operations by segment see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 18, Segment Information. Beginning in the second quarter of 2022, segment pre- tax operating earnings excludes amounts associated with our exited U.S. retail fixed annuity and ULSG businesses, including strategic review costs and impacts, amortization of reinsurance gain (loss), impacts to actuarial balances of reinsured businesses, net realized capital gains (losses) on funds withheld assets and the change in fair value of the funds withheld embedded derivative. Retirement and Income Solutions Segment Retirement and Income Solutions Trends Several key factors impact revenue and earnings growth in the Retirement and Income Solutions segment. These factors include: the ability of our distribution channels to generate new sales and retain existing business; pricing decisions that take account of competitive conditions, persistency, investment returns, mortality trends, and operating expense levels; investment management performance; equity market returns and interest rate changes. Profitability ultimately depends on our ability to price products and invest assets at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products. Net revenue is a key metric used to understand Retirement and Income Solutions earnings growth. Net revenue, which is used only at the segment level, is defined as operating revenues less benefits, claims and settlement expenses less dividends to policyholders. Net revenue from Retirement and Income Solutions — Fee is largely fee based and is impacted by changes in the equity markets and interest rates. Net revenue from Retirement and Income Solutions — Spread is primarily driven by the difference between investment income earned on the underlying general account assets and the interest rate credited to the contracts. For the year ended December 31, Increase (decrease) 2022 2021 2020 2022 vs. 2021 2021 vs. 2020 (in millions) Retirement and Income Solutions – Fee $ 2,005.5 $ 1,856.9 $ 1,646.7 $ 148.6 $ 210.2

Retirement and Income Solutions – Spread 748.2 928.1 664.8 (179.9) 263.3 Total Retirement and Income Solutions $ 2,753.7 $ 2,785.0 $ 2,311.5 $ (31.3) $ 473.5 Retirement and Income Solutions Segment Summary Financial Data The following table presents certain summary financial data relating to the Retirement and Income Solutions segment for the periods indicated: 165 164

For the year ended December 31, Increase (decrease) 2022 2021 2020 2022 vs. 2021 2021 vs. 2020 (in millions) Operating revenues: Premiums and other considerations $ 1,959.7 $ 1,883.6 $ 3,220.9 $ 76.1 $ (1,337.3) Fees and other revenues 1,723.5 1,716.7 1,399.0 6.8 317.7 Net investment income 2,274.3 2,728.7 2,542.6 (454.4) 186.1 Total operating revenues 5,957.5 6,329.0 7,162.5 (371.5) (833.5) Expenses: Benefits, claims and settlement expenses, including dividends to policyholders 3,203.8 3,544.0 4,851.0 (340.2) (1,307.0) Operating expenses 1,593.8 1,492.6 1,245.8 101.2 246.8 Total expenses 4,797.6 5,036.6 6,096.8 (239.0) (1,060.2) Pre-tax operating earnings $ 1,159.9 $ 1,292.4 $ 1,065.7 $ (132.5) $ 226.7 Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 (i) Pre-Tax Operating Earnings Pre-tax operating earnings decreased primarily due to a decrease in net revenue and an increase in operating expenses as described below. (ii) Net Revenue Net revenue increased in our Fee business primarily due to the impact associated with actuarial assumption updates and model refinements, which were favorable in 2022 compared to unfavorable in 2021, and growth in our Principal Deposit Sweep program. Net revenue decreased in our Spread business primarily due to the impacts of our exited retail fixed annuity business along with a decrease in variable investment income. These decreases were partially offset by an increase associated with higher net yields and the impact associated with actuarial assumption updates and model refinements, which were favorable in 2022 with no corresponding impact in 2021. (iii) Operating Expenses Operating expenses in our Fee business increased due to an increase in staff related expenses and an increase in DAC amortization due to unfavorable market performance in 2022 compared to favorable in 2021. These increases were partially offset by a decrease in non-deferrable commissions stemming from lower sales in commission-eligible products and a decrease in variable compensation. Operating expenses decreased in our Spread business primarily due to the impact from our exited retail fixed annuity business. The decrease was partially offset by growth in our retained business. Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 (i) Pre-Tax Operating Earnings Pre-tax operating earnings increased primarily due to an increase in net revenue, which was partially offset by an increase in operating expenses as described below. (ii) Net Revenue

Net revenue increased primarily due to an increase related to higher fees stemming from an increase in mean account values, which resulted from continued growth in the equity markets, and an increase in variable investment income. These increases were largely offset by the unfavorable impact associated with actuarial assumption updates and model refinements, which were unfavorable in 2021 versus favorable in 2020. 166 165

(iii) Operating Expenses Operating expenses increased in our Fee business due to growth in the business and an increase in variable compensation expense. These increases were partially offset by the impact associated with actuarial assumption updates and model refinements, which were favorable in 2021 versus unfavorable in 2020. Operating expenses increased in our Spread business primarily due to a favorable impact associated with actuarial assumption updates and model refinements in 2020. U.S. Insurance Solutions Segment U.S. Insurance Solutions Segment Trends Premium and fees are a key metric for growth in the U.S. Insurance Solutions segment. We receive premiums on our specialty benefits insurance products as well as our traditional life insurance products. Fees are generated from our specialty benefits fee-for-service products as well as our universal life, variable universal life and indexed universal life insurance products. We use several reinsurance programs to help manage the mortality and morbidity risk. Premium and fees are reported net of reinsurance premiums. The following table presents the U.S. Insurance Solutions segment premium and fees for the periods indicated: For the year ended December 31, Increase (decrease) 2022 2021 2020 2022 vs. 2021 2021 vs. 2020 (in millions) Premium and fees: Specialty Benefits insurance $ 2,801.8 $ 2,527.5 $ 2,362.0 $ 274.3 $ 165.5 Individual Life insurance 933.5 1,252.9 1,227.0 (319.4) 25.9 U.S. Insurance Solutions Segment Summary Financial Data The following table presents certain summary financial data relating to the U.S. Insurance Solutions segment for the periods indicated: For the year ended December 31, Increase (decrease) 2022 2021 2020 2022 vs. 2021 2021 vs. 2020 (in millions) Operating revenues: Premiums and other considerations $ 3,306.8 $ 2,830.4 $ 2,659.9 $ 476.4 $ 170.5 Fees and other revenues 428.2 949.9 929.1 (521.7) 20.8 Net investment income 572.2 973.5 879.4 (401.3) 94.1 Total operating revenues 4,307.2 4,753.8 4,468.4 (446.6) 285.4 Expenses: Benefits, claims and settlement expenses 2,461.7 3,028.6 2,904.5 (566.9) 124.1 Dividends to policyholders 94.7 94.6 120.0 0.1 (25.4) Operating expenses 1,224.0 1,168.8 1,211.8 55.2 (43.0) Total expenses 3,780.4 4,292.0 4,236.3 (511.6) 55.7

Pre-tax operating earnings $ 526.8 $ 461.8 $ 232.1 $ 65.0 $ 229.7 Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 167 166

(i) Pre-Tax Operating Earnings Pre-tax operating earnings in our Specialty Benefits insurance business increased primarily due to lower COVID-19 claims in 2022 compared to 2021, strong expense management and growth in the business. Pre-tax operating earnings in our Individual Life insurance business decreased due to lower variable investment income and the impact associated with actuarial assumption updates and model refinements, which were less favorable in 2022 compared to 2021. These decreases were offset by lower COVID-19 claims. (ii) Operating Revenues Premiums and fees in our Specialty Benefits insurance business increased primarily due to growth in the business. Premium and fees decreased in our Individual Life insurance business primarily due to the impact of our exited ULSG business, offset by the impact associated with actuarial assumption updates and model refinements, which were favorable in 2022 compared to unfavorable in 2021. Net investment income in our Individual Life insurance business decreased primarily due to the impact of our exited ULSG business and lower variable investment income. (iii) Total Expenses Benefits claims and settlement expenses in our Specialty Benefits insurance business increased due to growth in the business, which was partially offset by lower COVID-19 claims. Benefits claims and settlement expenses in our Individual Life insurance business decreased primarily due to the impact of our exited ULSG business. Operating expenses in our Specialty Benefits insurance business increased primarily due to growth in business, which was partially offset by expense management. Operating expenses in our Individual Life insurance business decreased primarily due to the impact our exited ULSG business, which was largely offset by an increase in DAC amortization due to an unfavorable impact from actuarial assumption and model refinements in 2022 compared to favorable impacts in 2021. Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 (i) Pre-Tax Operating Earnings Pre-tax operating earnings in our Specialty Benefits insurance business decreased due to the impact of COVID-19, which was unfavorable in 2021 compared to favorable in 2020, primarily due to temporary dental and vision office closures in 2020. This decrease was partially offset by lower non-COVID-19 claims and higher net investment income. Pre-tax operating earnings in our Individual Life insurance business increased primarily due to the impact associated with actuarial assumption updates and model refinements, which were favorable in 2021 compared to unfavorable in 2020. (ii) Operating Revenues Premium and fees in our Specialty Benefits insurance business increased primarily due to growth in the business and dental premium credits associated with COVID-19 that lowered premiums and fees in the prior year. Premium and fees in our Individual Life insurance business increased due to growth in the business, offset by the impact associated with actuarial assumption and model refinements, which were unfavorable in 2021 compared to favorable in 2020. Net investment income increased primarily due to higher variable investment income and growth in average invested assets.

(iii) Total Expenses Benefits claims and settlement expenses in our Specialty Benefits insurance business increased primarily due to unfavorable COVID-19 impacts in 2021 compared to favorable impacts in 2020 and growth in the business. These increases were partially offset by lower non-COVID-19 claims. 168 167

Benefits claims and settlement expenses in our Individual Life insurance business decreased due to the impact associated with actuarial assumption updates and model refinements, which were favorable in 2021 compared to unfavorable in 2020. This decrease was partially offset by higher COVID-19 related impacts, growth in the business and higher non-COVID-19 claims. Dividends to policyholders in our Individual Life insurance business decreased primarily due to the normal decline in the Closed Block business and a decrease in the policyholder dividend obligation resulting from higher claims. Operating expenses in our Specialty Benefits insurance business increased primarily due to growth in the business. Operating expenses in our Individual Life insurance business decreased due to the impact associated with actuarial assumption updates and model refinements, which were favorable in 2021 compared to unfavorable in 2020, partially offset by growth in the business. Corporate Segment The following table presents certain summary financial data relating to the Corporate segment for the periods indicated: For the year ended December 31, Increase (decrease) 2022 2021 2020 2022 vs. 2021 2021 vs. 2020 (in millions) Operating revenues: Total operating revenues $ 60.5 $ 67.4 $ 37.9 $ (6.9) $ 29.5 Expenses: Total expenses 115.5 83.8 22.3 31.7 61.5 Pre-tax operating earnings attributable to noncontrolling interest 62.2 24.3 19.5 37.9 4.8 Pre-tax operating losses $ (117.2) $ (40.7) $ (3.9) $ (76.5) $ (36.8) Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 (i) Pre-Tax Operating Losses Pre-tax operating losses increased primarily due to lower net investment income largely resulting from mark-to-market losses on investments and stranded costs associated with exited business. Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 (i) Pre-Tax Operating Losses Pre-tax operating losses increased primarily due to higher compensation costs and other expense increases. Liquidity and Capital Resources Liquidity and capital resources represent the overall strength of a company and its ability to generate strong cash flows, borrow funds at a competitive rate and raise new capital to meet operating and growth needs. We are in a strong capital and liquidity position as we face the uncertain, volatile and potentially material adverse economic disruptions to our business brought on by the COVID-19 pandemic. We are monitoring our liquidity closely and feel confident in our ability to meet all long-term obligations to customers, policyholders and debt holders. Our sources of strength include our strong risk-based capital position, access to a revolving credit facility and our available cash and liquid assets. The combination of these financial levers will enable us to manage through this period of economic volatility. 169 168

Liquidity Our liquidity requirements have been and will continue to be met by funds from consolidated operations as well as the issuance of commercial paper, debt or other capital securities and borrowings from credit facilities. We believe the cash flows from these sources are sufficient to satisfy the current liquidity requirements of our operations, including reasonably foreseeable contingencies. We maintain a level of cash and securities which, combined with expected cash inflows from investments and operations, we believe to be adequate to meet anticipated short-term and long-term payment obligations. We will continue our prudent capital management practice of regularly exploring options available to us to maximize capital flexibility, including accessing the capital markets and careful attention to and management of expenses. We perform rigorous liquidity stress testing to ensure our asset portfolio includes sufficient high quality liquid assets that could be utilized to bolster our liquidity position under increasingly stressed market conditions. These assets could be utilized as collateral for secured borrowing transactions with various third parties or by selling the securities in the open market if needed. We also manage liquidity risk by limiting the sales of liabilities with features such as puts or other options that can be exercised at inopportune times. For example, as of December 31, 2022, approximately $14.6 billion, or 99%, of our institutional guaranteed investment contracts and funding agreements cannot be redeemed by contractholders prior to maturity. Our individual annuity liabilities also contain Surrender Charges and other provisions limiting early surrenders. The following table summarizes the withdrawal characteristics of our general account investment contracts as of December 31, 2022. Contractholder funds Percentage (in millions) Not subject to discretionary withdrawal $ 15,962.2 46.3% Subject to discretionary withdrawal with adjustments: Specified Surrender Charges 9,689.3 28.1 Market value adjustments 4,302.2 12.5 Subject to discretionary withdrawal without adjustments 4,535.0 13.1 Total investment contracts $ 34,488.7 100.0% Universal life insurance and certain traditional life insurance policies are also subject to discretionary withdrawals by policyholders. However, life insurance policies tend to be less susceptible to withdrawal than our investment contracts because policyholders may be subject to a new underwriting process in order to obtain a new life insurance policy. In addition, our life insurance liabilities include Surrender Charges to discourage early surrenders. We had the following short-term credit facilities with various financial institutions as of December 31, 2022: Obligor/Applicant Financing structure Maturity Capacity Amount outstanding (in millions) Principal Life(1) Credit facility October 2027 $ 800.0 $ — Total $ 800.0 $      —

(1) The credit facility is supported by sixteen banks. The revolving credit facility is committed and available for general corporate purposes. The credit facility also provides 100% back-stop support for our commercial paper program, of which we had no outstanding balances as of December 31, 2022 and December 31, 2021. Most of the banks supporting the credit facility have other relationships with us. Due to the financial strength and the strong relationships we have with these providers, we are comfortable we have very low risk the financial institutions would be unable or unwilling to fund the facility. 170 169

Operations. Our primary consolidated cash flow sources are premiums from insurance products, pension and annuity deposits, asset management fee revenues, administrative services fee revenues, income from investments and proceeds from the sales or maturity of investments. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payment of dividends to policyholders, payments in connection with investments acquired, payments made to acquire subsidiaries, payments relating to policy and contract surrenders, withdrawals, policy loans, interest payments and repayment of short-term debt and long-term debt. Our investment strategies are generally intended to provide adequate funds to pay benefits without forced sales of investments. For a discussion of our investment objectives and strategies, see “Investments.” Cash Flows. All cash flow activity, as reported in our consolidated statements of cash flows, provides relevant information regarding our sources and uses of cash. The following discussion of our operating, investing and financing portions of the cash flows excludes cash flows attributable to the separate accounts. Net cash provided by operating activities was $3,470.8 million, $3,544.8 million and $3,964.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our insurance businesses typically generate positive cash flows from operating activities, as premiums collected from our insurance products and income received from our investments exceed acquisition costs, benefits paid, redemptions and operating expenses. These positive cash flows are then invested to support the obligations of our insurance and investment products and required capital supporting these products. Our cash flows from operating activities are affected by the timing of premiums, fees and investment income received and benefits and expenses paid. Cash provided by operating activities decreased slightly in 2022 compared to 2021 primarily due to fluctuations in receivables and payables associated with the timing of settlements as well as a decrease in net cash outflows for trading securities and equity securities with operating intent. The decrease in cash provided by operating activities in 2021 as compared to 2020 was similarly due to fluctuations in receivables and payables associated with the timing of settlements. Additionally, increases in net income were offset in part by proceeds from real estate sold in 2020 with no corresponding activity in 2021. Net cash used in investing activities was $314.0 million, $5,670.8 million and $4,695.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease in cash used in investing activities in 2022 compared to 2021 was primarily the result of portfolio mix variances due in large part to the Reinsurance Transaction and the associated funds withheld portfolio activity during 2022. The increase in cash used in investing activities in 2021 compared to 2020 was primarily the result of portfolio mix variances including increased net purchases of mortgage loans, offset in part by lower net purchases of available-for- sale securities and equity securities with intent to hold in 2021 as compared to 2020. Net cash used in financing activities was $1,056.1 million for the year ended December 31, 2022 compared to net cash provided by financing activities of $1,706.1 million and $854.1 million for the years ended December 31, 2021 and 2020, respectively. The increase in cash used in financing activities in 2022 compared to 2021 was primarily the result of a lower net increase in banking operation deposits and net investment contract withdrawals in 2022 versus net investment contract deposits in 2021. The increase in cash provided by financing activities in 2021 compared to 2020 was primarily due to an increase in banking operation deposits from a new bank sweep product launched in the third quarter of 2021, offset in part by an increase in dividends paid to parent. 171 170

Capitalization The following table summarizes our capital structure: December 31, 2022 December 31, 2021 ($ in millions) Debt: Long-term debt $ 67.8 $ 54.0 Total debt 67.8 54.0 Total stockholder’s equity attributable to PLIC(1) 7,175.9 12,690.9 Total capitalization $ 7,243.7 $ 12,744.9 Debt to equity 1% —%— % Debt to capitalization 1% —%— % (1) Decrease primarily due to change in AOCI during 2022. Contractual Obligations and Contractual Commitments We have contractual obligations identified within 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 9, Insurance Liabilities, Note 11, Debt and Note 14, Contingencies, Guarantees, Indemnifications and Leases.” As of December 31, 2022, we had no unique material cash requirements from known contractual and other obligations. We have made commitments to fund certain limited partnerships and other funds. As of December 31, 2022, the amount of unfunded commitments was $745.9 million. We are only required to fund additional equity under these commitments when called upon to do so by the partnership or fund; therefore, these commitments are not liabilities on our consolidated statements of financial position. Off-Balance Sheet Arrangements Variable Interest Entities. We have relationships with various types of special purpose entities and other entities where we have a variable interest as described in 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements,, Note 4, Variable Interest Entities. We have made commitments to fund certain limited partnerships, as previously discussed in Contractual Obligations and Contractual Commitments in this section, some of which are classified as unconsolidated variable interest entities. Guarantees and Indemnifications. As of December 31, 2022, no significant changes to guarantees and indemnifications have occurred since December 31, 2021. For guarantee and indemnification information, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 14, Contingencies, Guarantees, Indemnifications and Leases under the caption, “Guarantees and Indemnifications.” Financial Strength and Credit Ratings Our ratings are influenced by the relative ratings of our peers/competitors as well as many other factors including our operating and financial performance, capital levels, asset quality, liquidity, asset/liability management, overall portfolio mix, financial leverage (i.e., debt), risk exposures, operating leverage and other factors.

The following is a summary of the significant changes or actions in ratings and rating outlooks that have occurred from January 1, 2022, through the date of this filing: In January 2022, Moody’s affirmed the ‘A1’ financial strength ratings of Principal Life. The outlook for Principal Life has been changed to ‘stable’ from ‘positive’. The rating action follows the announcement of the Reinsurance Transaction. The outlook revision reflects positive credit attributes offset by the introduction of counterparty risk. 172 171

The following table summarizes our significant financial strength and debt ratings from the major independent rating organizations. A rating is not a recommendation to buy, sell or hold securities. Such a rating may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating. A.M. Best Fitch Moody’s S&P Last review date March 2022 June 2022 January 2022 June 2022 Current outlook . Stable Stable Stable Stable Principal Life Insurance Company Insurer Financial Strength A+ AA- A1 A+ Issuer Credit Rating aa Commercial Paper AMB-1+ P-1 A-1+ Impacts of Income Taxes For income tax information, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 12, Income Taxes. Fair Value Measurement Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority (Level 1) to unadjusted quoted prices in active markets for identical assets or liabilities and gives the lowest priority (Level 3) to unobservable inputs. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety considering factors specific to the asset or liability. See 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 16, Fair Value Measurements for further details, including a reconciliation of changes in Level 3 fair value measurements. As of December 31, 2022, 53% of our net assets (liabilities) were Level 1, 43% were Level 2 and 4% were Level 3. Excluding separate account assets as of December 31, 2022, 4% of our net assets (liabilities) were Level 1, 87% were Level 2 and 9% were Level 3. As of December 31, 2021, 55% of our net assets (liabilities) were Level 1, 44% were Level 2 and 1% were Level 3. Excluding separate account assets as of December 31, 2021, 3% of our net assets (liabilities) were Level 1, 96% were Level 2 and 1% were Level 3. Changes in Level 3 Fair Value Measurements Net assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022, were $7,014.2 million as compared to $1,705.8 million as of December 31, 2021. The increase was primarily related to an increase in the embedded derivative related to the funds withheld agreement, an increase in manually priced private corporate credit securities and a reduction of variable annuity liabilities due to an increase in interest rates. Net assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2021, were $1,705.8 million as compared to $8,864.1 million as of December 31, 2020. The decrease was primarily related to net sales in our separate account assets due to the restructure of certain separate account real estate assets into a partnership entity that is carried at net asset value.

Investments We had total consolidated assets as of December 31, 2022, of $243,214.2 million, of which $86,309.7 million were invested assets. A portion of our invested assets represent funds withheld backing reserves as part of a coinsurance with funds withheld reinsurance agreement. The funds withheld assets and associated net investment income and net realized capital gains (losses) are not included in the discussions below as the investment risk is passed to the reinsurer. See 19. FINANCIAL STATEMENTS Notes to Consolidated Financial Statements,, Note 10, Reinsurance for more information on the funds withheld assets. The rest of our total consolidated assets are comprised primarily of separate account assets for which we do not bear investment risk; therefore, the discussion and financial information below does not include such assets. 173 172

Overall Composition of Invested Assets Invested assets as of December 31, 2022, were predominantly high quality and broadly diversified across asset class, individual credit, industry and geographic location. Asset allocation is determined based on cash flow and the risk/return requirements of our products. As shown in the following table, the major categories of invested assets are fixed maturities and commercial mortgage loans. December 31, 2022 Investments excluding funds withheld Funds withheld Total (in millions) Fixed maturities $ 44,471.0 $ 15,794.3 $ 60,265.3 Equity securities 42.1 11.0 53.1 Mortgage loans 16,911.6 2,810.8 19,722.4 Real estate 2,237.4 — 2,237.4 Policy loans 770.2 — 770.2 Other investments 3,081.5 179.8 3,261.3 Total invested assets 67,513.8 18,795.9 86,309.7 Cash and cash equivalents 1,566.4 1,762.9 3,329.3 Total invested assets and cash $ 69,080.2 $ 20,558.8 $ 89,639.0 December 31, 2021 Investments excluding funds withheld Funds withheld Total (in millions) Fixed maturities $ 74,130.2 $ — $ 74,130.2 Equity securities 508.2 — 508.2 Mortgage loans 18,908.3 — 18,908.3 Real estate 2,060.6 — 2,060.6 Policy loans 705.0 — 705.0 Other investments 2,836.7 — 2,836.7 Total invested assets 99,149.0 — 99,149.0 Cash and cash equivalents 1,228.6 — 1,228.6 Total invested assets and cash . $ 100,377.6 $ — $ 100,377.6 174 173

December 31, 2020 Investments excluding funds withheld Funds withheld Total (in millions) Fixed maturities $ 73,800.8 $ — $ 73,800.8 Equity securities 71.2 — 71.2 Mortgage loans 16,506.1 — 16,506.1 Real estate 1,796.1 — 1,796.1 Policy loans 723.8 — 723.8 Other investments 2,500.7 — 2,500.7 Total invested assets 95,398.7 — 95,398.7 Cash and cash equivalents 1,648.5 — 1,648.5 Total invested assets and cash $ 97,047.2 $ — $ 97,047.2 Investment Results Net Investment Income The following table presents the yield and investment income, excluding net realized capital gains and losses, for our invested assets for the years indicated. We calculate annualized yields using a simple average of asset classes at the beginning and end of the reporting period. The yields for available-for-sale fixed maturities are calculated using amortized cost. All other yields are calculated using carrying amounts. For the year ended December 31, Increase (decrease) 2022 2021 2020 2022 vs. 2021 2021 vs. 2020 Yield(1) Amount Yield Amount Yield Amount Yield Amount Yield Amount ($ in millions) Fixed maturities 3.6% $1,754.0 3.7% $2,492.5 3.9% $2,478.2 (0.1)% $ (738.5) (0.2)% $ 14.3 Equity securities (12.9) (35.4) 0.6 1.7 4.7 3.3 (13.5) (37.1) (4.1) (1.6) Mortgage loans – commercial 4.0 535.6 4.2 646.3 4.3 637.6 (0.2) (110.7) (0.1) 8.7 Mortgage loans – residential 2.7 84.3 2.1 46.1 2.5 32.2 0.6 38.2 (0.4) 13.9 Real estate 12.9 276.2 10.1 194.4 10.3 180.8 2.8 81.8 (0.2) 13.6 Policy loans 4.7 34.4 5.1 36.2 5.2 38.2 (0.4) (1.8) (0.1) (2.0) Cash and cash equivalents 2.7 37.6 0.1 1.7 0.6 9.5 2.6 35.9 (0.5) (7.8) Other investments 12.4 366.0 14.6 390.2 4.5 104.9 (2.2) (24.2) 10.1 285.3 Total 4.2 3,052.7 4.1 3,809.1 4.0 3,484.7 0.1 (756.4) 0.1 324.4 Investment expenses (0.3) (200.4) (0.2) (175.4) (0.2) (159.8) (0.1) (25.0) — (15.6) Net investment income 3.9% $2,852.3 3.9% $3,633.7 3.8% $3,324.9 —% $ (781.4) 0.1% $ 308.8 (1) The 2022 yield is calculated using the beginning balances adjusted for the Reinsurance Transaction. Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Net investment income decreased primarily due to impacts of the Reinsurance Transaction in 2022. Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net investment income increased primarily due to favorable market performance on certain alternative investments and higher bond prepayments. 175 174

Net Realized Capital Gains (Losses) The following table presents the contributors to net realized capital gains and losses for the years indicated. For the year ended December 31, Increase (decrease) 2022 2021 2020 2022 vs. 2021 2021 vs. 2020 (in millions) Fixed maturities, available-for-sale: Gross gains $ 38.9 $ 50.4 $ 118.7 $ (11.5) $ (68.3) Gross losses (120.7) (26.9) (45.0) (93.8) 18.1 Net credit losses(1) (11.5) (34.5) (22.6) 23.0 (11.9) Hedging, net (0.7) (9.5) (9.7) 8.8 0.2 Fixed maturities, trading (25.3) (6.6) 6.2 (18.7) (12.8) Equity securities (7.4) (0.5) 1.8 (6.9) (2.3) Mortgage loans (74.1) 5.3 (14.3) (79.4) 19.6 Derivatives 86.9 (4.2) 28.5 91.1 (32.7) Other 112.7 8.0 42.0 104.7 (34.0) Net realized capital gains (losses) $ (1.2) $ (18.5) $ 105.6 $ 17.3 $ (124.1) (1) Net credit losses include adjustments to the credit loss valuation allowance, write-offs and recoveries on available-for-sale securities. Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 Net realized capital losses decreased primarily due to increased gains on interest rate swaps not designated as hedging instruments due to changes in interest rates and increased gains on real estate asset swaps. These were partially offset by increased losses on equity securities and sponsored investment funds due to equity market declines, non-credit losses on available-for-sale fixed maturities and losses on residential whole loan deconsolidations. Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 Net realized capital losses increased primarily due to increased losses on interest rate swaps not designated as hedging instruments due to changes in interest rates. Additionally, decreased gains were seen in fixed maturities, available-for-sale and trading — noncredit due to noncredit gains related to portfolio rebalancing in 2020 and lower mark-to-market gains on trading fixed maturities. Quantitative and Qualitative Disclosures about Market Risk Market Risk Exposures and Risk Management Market risk is the risk we will incur losses due to adverse fluctuations in market rates and prices. Our primary market risk exposures are to interest rates, equity markets and foreign currency exchange rates. The active management of market risk is an integral part of our operations. We manage our overall market risk exposure within established risk tolerance ranges using several approaches, including: • rebalancing our existing asset or liability portfolios; • controlling the risk structure of newly acquired assets and liabilities and

• using derivative instruments to modify the market risk characteristics of existing assets or liabilities or assets expected to be purchased. 176 175

Interest Rate Risk Interest rate risk is the risk of economic losses due to adverse changes in interest rates. Interest rate risk arises primarily from our holdings in interest sensitive assets and liabilities. Changes in interest rates impact numerous aspects of our operations, including but not limited to: • yield on our invested assets; • rate of interest we credit to contractholder account balances; • timing of cash flows on assets and liabilities containing embedded prepayment options; • cost of hedging our variable annuity GMWB riders; • discount rate used in valuing our OPEB obligations; • estimated gross profits and the amortization of our DAC asset and related actuarial balances; • statutory reserve and capital requirements; • interest expense on our long-term borrowings and • fair value of financial assets and liabilities held at fair value on our consolidated statements of financial position. Lower interest rates generally result in lower profitability in the long-term. Conversely, higher interest rates generally result in higher profitability in the long-term. However, an increase in market interest rates may cause a decline in the value of financial assets held at fair value on our consolidated statements of financial position. In 2023, we will adopt authoritative guidance that will update certain requirements in the accounting for long-duration insurance and annuity contracts. This guidance will change the way we calculate the liability for future policy benefits on traditional and limited-payment contracts, will result in measuring MRB assets and liabilities at fair value and will change the amortization method used for DAC and other actuarial balances. As such, the way in which interest rate risk impacts our operations will change after this guidance is adopted. Impact of Changes in Long-Term Interest Rate Assumptions We use long-term interest rate assumptions to calculate reserves, DAC, other actuarial balances and benefit plan obligations in accordance with U.S. GAAP. In setting these assumptions, we consider a variety of factors, including historical experience, emerging trends and future expectations. We evaluate our assumptions on at least an annual basis. Due to the long-term nature of our assumptions, we generally do not revise our assumptions in response to short-term fluctuations in market interest rates. However, we will consider revising our assumptions if a significant change occurs in the factors noted above. A reduction in our long-term interest rate assumptions may result in increases in our reserves and/or unlocking of our DAC asset and other actuarial balances. For additional information, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Deferred Acquisition Costs and Other Actuarial Balances in this section. In addition, we have implemented, or may implement at any time, reinsurance transactions utilizing affiliated reinsurers and highly rated third parties to finance a portion of the statutory reserves for our term life insurance policies, universal life insurance policies with secondary guarantees and Closed Block life insurance policies. We calculate an economic reserve, which represents an estimate of our liability associated with these contracts. The excess of the required statutory reserve over the economic reserve is secured by financing provided by highly rated third parties. The long-term interest rate assumption is a key input in the calculation of the economic reserve. A reduction in our long-term interest rate assumption would reduce the portion of the statutory reserve that can be financed through affiliated reinsurers, thus increasing the amount of invested assets we must maintain to support statutory reserves. For additional information, see 19. FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 17, Statutory Insurance Financial Information. 177 176

Impact of Changes in Interest Rates Changes in interest rates or a sustained low interest rate environment may result in the following impacts, which would impact our financial position and results of operations: Impact of Falling Interest Rates or Sustained Low Interest Rates Impact of Rising Interest Rates Adverse Impacts: Positive Impacts: A reduction in investment income, which may be partially offset by a reduction in the interest we credit on contractholder account balances; however, our ability to lower crediting rates may be constrained by guaranteed minimum interest rates and competitive pressures An increase in investment income, which may be partially or fully offset by an increase in the interest we credit on contractholder account balances An increase in the cost of hedging our GMWB riders A decrease in the cost of hedging our GMWB riders An increase in reserves and/or a true-up or unlocking of our DAC asset and other actuarial balances A true-up or unlocking of our DAC asset and other actuarial balances A reduction in the discount rate used in valuing our OPEB obligations, leading to an increase in our Accumulated Postretirement Benefit Obligation and Net Periodic Benefit Cost An increase in the discount rate used in valuing our OPEB obligations, leading to a decrease in our Accumulated Postretirement Benefit Obligation and Net Periodic Benefit Cost An increase in statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves A decrease in statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves An increase in prepayments or redemptions on mortgages and bonds we own, which would force us to reinvest the proceeds at lower interest rates A decrease in prepayments or redemptions on mortgages and bonds we own, which would reduce our opportunity to reinvest the proceeds at higher interest rates Positive Impacts: Adverse Impacts: A decrease in the interest expense on our long-term borrowings, to the extent the borrowings have adjustable rates or we are able to refinance our obligations at lower interest rates An increase in the interest expense on our long-term borrowings, to the extent the borrowings have adjustable rates or we refinance our obligations at higher interest rates An increase in the fair value of certain financial assets held at fair value on our consolidated statements of financial position A decrease in the fair value of certain financial assets held at fair value on our consolidated statements of financial position, as discussed below We estimate a hypothetical 100 basis point immediate, parallel decrease in U.S. interest rates would impact segment pre-tax operating earnings between (1)% and 1% over the next 12 months excluding the impact of any potential unlocking of our DAC asset and other actuarial balances. This estimate reflects the impact of routine management actions in response to changes in interest rates, such as reducing the interest rates we credit on contractholder account balances, but does not reflect the impact of other actions management may consider, such as curtailing sales of certain products.

The selection of a 100 basis point immediate, parallel decrease in U.S. interest rates should not be construed as a prediction by us of future market events, but rather as an illustration of the impact of such an event. Our exposure will change as a result of ongoing portfolio transactions in response to new business, management’s assessment of changing market conditions and changes in our mix of business. If market rates increase rapidly, policy surrenders, withdrawals and requests for policy loans may increase as customers seek to achieve higher returns. This may result in unlocking of our DAC and other actuarial balances. We may be required to sell assets to raise the cash necessary to respond to such surrenders, withdrawals and loans, thereby realizing capital losses on the assets sold. 178 177

Impact of Rising Interest Rates on the Fair Value of Financial Assets. An increase in market interest rates may cause a decline in the value of financial assets held at fair value on our consolidated statements of financial position. Although changes in the fair value of our financial assets due to changes in interest rates may impact the amount of equity reported in our consolidated statements of financial position, these changes will not cause an economic gain or loss unless we sell investments, terminate derivative positions, record an allowance for credit loss, or determine a derivative instrument is no longer an effective hedge. We estimate a hypothetical 100 basis point immediate, parallel increase in interest rates would reduce the net reported fair value of our financial assets and derivatives by $2,161.9 million as of December 31, 2022, compared to $5,107.4 million as of December 31, 2021. This estimate only reflects the change in fair value for financial assets and derivatives reported at fair value on our consolidated statements of financial position. Assets and liabilities not reported at fair value on our consolidated statements of financial position — including mortgage loans, liabilities relating to insurance contracts, investment contracts, debt and bank deposits — are excluded from this sensitivity analysis. We believe the excluded liability items would economically serve as a partial offset to the net interest rate risk of the financial instruments included in the sensitivity analysis. Separate account assets and liabilities are also excluded from this estimate, as any interest rate risk is borne by the holder of the separate account. Assets backing reserves as part of a coinsurance with funds withheld agreement are excluded from this estimate, as any interest rate risk is passed to the reinsurer. For more information on fair value measurements, see 19. FINANCIAL STATEMENTS Notes to Consolidated Financial Statements, Note 16, Fair Value Measurements. Our selection of a 100 basis point immediate, parallel increase in interest rates is a hypothetical rate scenario we use to demonstrate potential risk. While a 100 basis point immediate, parallel increase does not represent our view of future market changes, it is a near term reasonably possible hypothetical change that illustrates the potential impact of such events. While this sensitivity analysis provides a representation of interest rate sensitivity, it is based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio transactions in response to new business, management’s assessment of changing market conditions and available investment opportunities. Our net estimated potential loss in fair value as of December 31, 2022, decreased $2,945.5 million from December 31, 2021, primarily due to the Reinsurance Transaction. Interest Rate Risk Management We manage interest rate risk through the use of an integrated risk management framework. This helps us identify, assess, monitor, report and manage our risks within established limits and risk tolerances. Our internal risk committees monitor and discuss our risk profile and identify necessary actions to mitigate impacts from interest rate risk. The product designs within our business units result in a variety of different interest rate risk profiles. Therefore, our business units use a variety of different approaches for managing their asset and liability interest rate risks. • Retirement Business Stable Cash Flows — For stable and predictable cash flow liabilities, such as pension risk transfer, WSRS, and investment only, we use investment strategy and hedges to tightly align the cash flow run off of these asset and liability cash flows. Immunization analysis is also utilized in the management of interest rate risk. • U.S. Insurance Stable Cash Flows — Our insurance businesses in many instances contain long-term guarantees with stable and predictable liability cash flows and recurring premiums. We manage the interest rate risk through investment strategy, product crediting rates and analyzing duration and embedded value sensitivity.

We also limit our exposure to interest rate risk through our business mix and strategy. We have intentionally limited our exposure to specific products where investment margins are critical to the product’s profitability, and we continue to emphasize the sale of products that generate revenues in the form of fees for service or premiums for insurance coverage and expose us to minimal interest rate risk. 179 178

Prepayment risk is controlled by limiting our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer. We also require additional yield on these investments to compensate for the risk the issuer will exercise such option. Prepayment risk is also controlled by limiting the sales of liabilities with features such as puts or other options that can be exercised at inopportune times. We manage the interest rate risk associated with our long-term borrowings by monitoring the interest rate environment and evaluating refinancing opportunities as maturity dates approach. Use of Derivatives to Manage Interest Rate Risk. We use or have used various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate swaps, interest rate options, to be announced (“TBA”) forwards, bond forwards, treasury forwards, swaptions and futures. We use interest rate swaps, treasury forwards and futures contracts to hedge against changes in the value of the GMWB liability. We use interest rate swaps and have used TBA forwards primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the sensitivity to the interest rate of specific assets and liabilities as well as an entire portfolio. We use bond forwards to fix the purchase price of a bond at a specified date in the future. We use interest rate options to manage prepayment risks in our assets and minimum guaranteed interest rates and lapse risks in our liabilities. We have purchased swaptions to hedge interest rate exposure for certain assets and liabilities. Foreign Currency Risk Foreign currency risk is the risk we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from foreign currency-denominated funding agreements issued to nonqualified institutional investors in the international market and foreign currency-denominated fixed maturity and equity securities. We estimate as of December 31, 2022, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would result in no material change to the net fair value of our foreign currency-denominated instruments identified above because we effectively hedge foreign currency- denominated instruments to minimize exchange rate impacts, which is consistent with our estimate as of December 31, 2021. The selection of a 10% immediate unfavorable change in all currency exchange rates should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event. Use of Derivatives to Manage Foreign Currency Risk. The foreign currency risk on funding agreements and fixed maturities is mitigated by using currency swaps that swap the foreign currency interest and principal payments to our functional currency. We did not have currency swap agreements associated with foreign- denominated liabilities as of December 31, 2022 and December 31, 2021. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturities was $1,389.8 million and $958.9 million as of December 31, 2022 and December 31, 2021, respectively. We use currency forwards to hedge certain foreign-denominated investments. We held currency forwards with a notional amount of $32.0 million and $6.8 million as of December 31, 2022 and December 31, 2021, respectively. No currency options were utilized as of December 31, 2022 or December 31, 2021. Equity Risk Equity risk is the risk we will incur economic losses due to adverse fluctuations in equity markets. As of December 31, 2022 and December 31, 2021, the fair value of our equity securities was $53.1 million and $508.2 million, respectively. We estimate a 10% decline in the prices of the equity securities would result in a decline in fair value of our equity securities of $5.3 million as of December 31, 2022, as compared to a decline in fair value of our equity securities of $50.8 million as of December 31, 2021.

We are also exposed to the risk that asset-based fees decrease as a result of declines in assets under management due to changes in investment prices and the risk that asset management fees calculated by reference to performance could be lower. The risk of decreased asset-based and asset management fees could also impact our estimates of total gross profits used as a basis for amortizing DAC and other actuarial balances. For further discussion, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Deferred Acquisition Costs and Other Actuarial Balances in this section. 180 179

We also have equity risk associated with (1) universal life contracts that credit interest to customers based on changes in an external equity index; (2) variable annuity contracts that have a GMWB rider that allows the customer to make withdrawals of a specified annual amount, either for a fixed number of years or for the lifetime of the customer, even if the account value is reduced to zero; (3) variable annuity contracts that have a guaranteed minimum death benefit (“GMDB”) that allows the death benefit to be paid, even if the account value has fallen below the GMDB amount and (4) investment contracts in which the return is subject to minimum contractual guarantees. We are also subject to equity risk based upon the assets that support our employee benefit plans. For further discussion of equity risk associated with these plans, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Benefit Plans in this section. We estimate an immediate 10% decline in the S&P 500 index, followed by a 2% per quarter increase would reduce our annual segment pre-tax operating earnings by approximately 5% to 8% over the next 12 months. This estimate excludes the impact of any potential unlocking of our DAC asset and other actuarial balances. The selection of a 10% unfavorable change in the S&P 500 index should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event. Our exposure will change as a result of changes in our mix of business. Separate and distinct from our equity risk associated with a decline in the S&P index, we also have equity risk associated with certain alternative investments. These investments are comprised of several asset categories (including hedge funds, private equity, infrastructure and direct lending) that provide an attractive asset match to our long-dated liabilities and create diversification benefits to our fixed income investments. The risk profile of these investments is actively monitored by our Investment Committee and our corporate risk management function. Changes in the value of these investments will impact earnings. We estimate an immediate 10% decline in the value of those assets, followed by a 2% per quarter increase would reduce our annual segment pre-tax operating earnings by less than 8%. This estimate excludes the impact of any potential unlocking of our DAC asset and other actuarial balances. The selection of a 10% unfavorable change in the value of those assets should not be construed as a prediction of future market events, but rather as an illustration of the potential impact of such a decline in value of those assets. Use of Derivatives to Manage Equity Risk. We economically hedge the universal life products, where the interest credited is linked to an external equity index, by purchasing options that match the product’s profile or selling options to offset existing exposures. We economically hedged the GMWB exposure, which includes interest rate risk and equity risk, using futures, options, treasury forwards and interest rate swaps with notional amounts of $1,451.6 million, $1,400.7 million, $4,280.1 million, and $1,818.0 million, respectively, as of December 31, 2022, and notional amounts of $1,924.9 million, $1,699.6 million, $2,181.6 million, and $4,577.1 million, respectively, as of December 31, 2021. The fair value of both the GMWB embedded derivative and associated hedging instruments are sensitive to financial market conditions and the variance related to the change in fair value of these items for a given period is largely dependent on market conditions at the end of the period. 181 180

19. FINANCIAL STATEMENTS [TO BE ADDED BY AMENDMENT] F-1

APPENDIX A INDEX DISCLOSURES [TO BE UPDATED BY AMENDMENT] S&P 500® PRICE RETURN INDEX (SPX) The S&P 500® Price Return Index (“INDEX”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Principal Life Insurance Company (“Principal Life”). S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Principal Life. It is not possible to invest directly in an index. Principal Life’s are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Principal Life’s Product(s) or any member of the public regarding the advisability of investing in securities generally or in Principal Life’s Product(s) particularly or the ability of the INDEX to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Principal Life with respect to the INDEX is the licensing of the INDEX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The INDEX is determined, composed and calculated by S&P Dow Jones Indices without regard to Principal Life or Principal Life’s Product(s). S&P Dow Jones Indices have no obligation to take the needs of Principal Life or the owners of Principal Life’s Product(s) into consideration in determining, composing or calculating the INDEX. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of Principal Life’s Product(s). There is no assurance that investment products based on the INDEX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice. S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY Principal Life, OWNERS OF THE PRINCIPAL LIFE’S PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND PRINCIPAL LIFE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

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RUSSELL 2000® PRICE RETURN INDEX (RTY) Principal® Strategic Outcomes has been developed solely by Principal Life Insurance Company. Principal® Strategic Outcomes is not in any way connected to or sponsored, endorsed, sold, or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies. All rights in the Russell 2000® (the “Index”) vest in the relevant LSE Group company which owns the Index. Russell® is a trademark of the relevant LSE Group company and is used by any other LSE Group company under license. The Index is calculated by or on behalf of Frank Russell Company or its affiliate, agent, or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of reliance on or any error in the Index or (b) investment in or operation of Principal® Strategic Outcomes. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Principal® Strategic Outcomes or the suitability of the Index for the purpose to which it is being put by Principal Life Insurance Company. MSCI EAFE PRICE RETURN INDEX (MXEA) THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY PRINCIPAL LIFE INSURANCE COMPANY (“ISSUER” OR “ISSUER OF THE PRODUCT”). NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT. ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR

IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. A-2

SG SMART CLIMATE INDEX The SG Smart Climate Index is the exclusive property of SG Americas Securities, LLC (together with its affiliates, “SG”). “SG Americas Securities, LLC”, “SGAS”, “Société Générale”, “SG”, “Société Générale Indices”, “SGI”, “SG Smart Climate Index”, and “SG Climate Transition Risk Index” (collectively, the “SG Marks”) are trademarks or service marks of SG or have been licensed for use by SG from Entelligent, Inc. (together with its affiliates, “Entelligent”). SG has licensed use of the SG Marks to Principal Life Insurance Company (“Principal Life”) and sub-licensed the use of certain Entelligent marks (the “Entelligent Marks”) for use in a registered indexed annuity offered by Principal Life (the “Product”). SG is not acting, and has not been authorized to act, as an agent of Principal Life nor has SG in any way sponsored, promoted, solicited, negotiated, endorsed, offered, sold, issued, supported, structured or priced any Product or provided investment advice to Principal Life. The SG Smart Climate Index has been licensed to Principal Life for the Principal Life’s benefit. SG makes no representation or warranty whatsoever, express or implied, to investors in or owners of the Product (or any person taking exposure to it) or any member of the public in any other circumstances (each a “Contract Owner”): (a) regarding the advisability of investing in securities or other financial or insurance products generally or in the Product particularly; or (b) the suitability or appropriateness of an exposure to the SG Smart Climate Index in seeking to achieve any particular objective. Contract Owners should seek independent financial, tax, accounting, insurance, legal, and other professional advice prior to making any investment in the Product or any other product linked to the SG Smart Climate Index. SG is not responsible for and does not have any obligation or liability in connection with the design, issuance, administration, actions of Principal Life, marketing, trading or performance of the Product. SG has not prepared any part of this prospectus and no statements made herein (including, without limitation, any disclosures relating to the SG Smart Climate Index) can be attributed to SG. Publication of the SG Smart Climate Index and the constituents thereof do not constitute an investment recommendation or advice in respect of the SG Smart Climate Index or any constituent thereof by SG and no person should rely upon it as such. SG does not act as an investment adviser or investment manager in respect of the SG Smart Climate Index or the Product and does not accept any fiduciary or other duties in relation to the SG Smart Climate Index, Principal Life, the Product or any Contract Owner. The SG Smart Climate Index has been designed and is maintained and sponsored by SG without regard to Principal Life, the Product or any Contract Owner. The ability of Principal Life to make use of the SG Smart Climate Index may be terminated on short notice and it is the responsibility of Principal Life to provide for the consequences of that in the design of the Product. SG shall have no obligation to, and will not, take the needs of Principal Life or any Contract Owner into consideration in sponsoring, maintaining, determining, composing or calculating the SG Smart Climate Index or in any decision to cease doing so. SG makes no representation or warranty whatsoever, whether express or implied, and hereby expressly disclaims all warranties (including, without limitation, those of merchantability or fitness for a particular purpose or use), with respect to the SG Smart Climate Index or any data included therein or relating thereto, and in particular disclaims any guarantee or warranty either as to the quality, accuracy, timeliness and/or completeness of the SG Smart Climate Index or any data included therein, the results obtained from the use of the SG Smart Climate Index and/or the calculation or composition of the SG Smart Climate Index, or calculations made with respect to the Product at any particular time on any particular date or otherwise. SG shall not be liable (whether in negligence or otherwise) to any person for any error or omission in the SG Smart Climate Index or in the calculation of the SG Smart Climate Index, and SG is under no obligation to advise any person of any error therein, or for any interruption in the calculation of the SG Smart Climate Index. SG shall not have any liability to any party for any act or failure to act in connection with the determination, adjustment or maintenance of the SG Smart Climate Index. Without limiting the foregoing, in no event shall SG have any liability for any direct damages, lost profits or any special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

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SG may enter into derivative transactions or issue financial instruments linked to the SG Smart Climate Index and may independently issue or sponsor other indices or products that are similar to and may compete with the SG Smart Climate Index and the Product. SG may also transact in assets referenced in the SG Smart Climate Index (or in financial instruments such as derivatives that reference those assets). The roles of the different teams involved within SG in the design, maintenance or replication of the SG Smart Climate Index have been strictly defined. Where SG holds a product having the SG Smart Climate Index as its underlying and other positions exposing it to the SG Smart Climate Index for its own account, the replication of the SG Smart Climate Index is made in the same manner by a single team within SG, be it for the purpose of hedging the product held by external investors and consumers or for the purpose of the positions held by SG acting for its own account. SG may take positions in the market of the financial instruments or of other assets involved in the composition of the SG Smart Climate Index, including as liquidity provider. It is possible that these activities could have an effect (positive or negative) on the value of the SG Smart Climate Index and the Product. No actual investment which allowed tracking of the performance of the SG Smart Climate Index was possible before September 7, 2022. Any hypothetical “back-tested” information provided is illustrative only and derived from proprietary models designed with the benefit of hindsight based on certain data (which may or may not correspond with the data that someone else would use to back-test the SG Smart Climate Index) and assumptions and estimates (not all of which may be specified herein and which are subject to change without notice). The results obtained from different models, assumptions, estimates and/or data may be materially different from the results presented by SG and such hypothetical “back-tested” information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the SG Smart Climate Index. SG expressly disclaims any responsibility for (i) the accuracy or completeness of the models, assumptions, estimates and data used in deriving the hypothetical “back-tested” information, (ii) any errors or omissions in computing or disseminating the hypothetical “back-tested” information, and (iii) any uses to which the hypothetical “back- tested” information may be put by any recipient of such information. Any back-tested information provided herein is intended for use only by professional financial advisers and institutional investors within the meaning of FINRA Rule 2210. SG is under no obligation to continue compiling, calculating, maintaining or sponsoring the SG Smart Climate Index and may delegate or transfer to a third party some or all of its functions in relation to the SG Smart Climate Index. SG has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) (“S&P”) to maintain and calculate the SG Smart Climate Index. The SG Smart Climate Index is not sponsored, promoted, sold, or supported in any other manner by S&P, nor does S&P offer any express or implicit guarantee or assurance either with regard to the results of using the SG Smart Climate Index and/or trademarks of the SG Smart Climate Index or the levels of the SG Smart Climate Index at any time or in any other respect. The Product is not sponsored, endorsed, sold or promoted by Entelligent. Entelligent has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Product. Entelligent makes no representation or warranty, express or implied to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly, or the ability of the Licensed Intellectual Property to produce or to be used to produce a profit or otherwise constitute a separate investment program. Entelligent’s only relationship to the Product is in providing information to SG, which has created and is charged with calculating the SG Smart Climate Index. Entelligent is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product to be issued or in the determination or calculation of the equation by which the Product are to be converted into cash. Entelligent has no liability in connection with the administration, marketing or trading of the Product. ENTELLIGENT DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF ANY INDEX OR INDEXES. ENTELLIGENT MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF AN INDEX. ENTELLIGENT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY

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EACH INVESTOR IN OR PURCHASER OF A PRODUCT ACKNOWLEDGES THAT: (I) THE LICENSED INTELLECTUAL PROPERTY MAY INCLUDE CERTAIN INFORMATION TAKEN FROM STOCK EXCHANGES AND OTHER SOURCES FROM AROUND THE WORLD; (II) ENTELLIGENT DOES NOT GUARANTEE THE SEQUENCE, ACCURACY, COMPLETENESS OR TIMELINESS OF THE LICENSED INTELLECTUAL PROPERTY; (III) THE PROVISION OF CERTAIN PARTS OF THE LICENSED INTELLECTUAL PROPERTY MAY BE SUBJECT TO THE TERMS AND CONDITIONS OF OTHER AGREEMENTS TO WHICH ENTELLIGENT IS A PARTY; (IV) NONE OF THE INFORMATION CONTAINED IN, NOR THE RESULTS THEREFROM, THE LICENSED INTELLECTUAL PROPERTY CONSTITUTES A SOLICITATION, OFFER, OPINION, OR RECOMMENDATION BY ENTELLIGENT TO BUY OR SELL ANY SECURITY, OR TO PROVIDE LEGAL, TAX, ACCOUNTING, OR INVESTMENT ADVICE OR SERVICES REGARDING THE PROFITABILITY OR SUITABILITY OF ANY SECURITY OR INVESTMENT; AND (V) NONE OF THE INFORMATION CONTAINED IN, NOR THE RESULTS THEREFROM, THE LICENSED INTELLECTUAL PROPERTY IS INTENDED FOR USE BY, OR DISTRIBUTION TO, ANY PERSON OR ENTITY IN ANY JURISDICTION OR COUNTRY WHERE SUCH USE OR DISTRIBUTION WOULD BE CONTRARY TO LAW OR REGULATION. ACCORDINGLY, ANYTHING TO THE CONTRARY HEREIN SET FORTH NOTWITHSTANDING, ENTELLIGENT, ITS AFFILIATES, SUPPLIERS, AGENTS, DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES, SUCCESSORS, AND ASSIGNS SHALL NOT, DIRECTLY OR INDIRECTLY, BE LIABLE, IN ANY WAY, TO YOU OR ANY OTHER PERSON FOR ANY: (A) INACCURACIES OR ERRORS IN OR OMISSIONS FROM THE LICENSED INTELLECTUAL PROPERTY INCLUDING, BUT NOT LIMITED TO, QUOTES AND FINANCIAL DATA; (B) DELAYS, ERRORS, OR INTERRUPTIONS IN THE TRANSMISSION OR DELIVERY OF THE LICENSED INTELLECTUAL PROPERTY; OR (C) LOSS OR DAMAGE ARISING THEREFROM OR OCCASIONED THEREBY, OR BY ANY REASON OF NONPERFORMANCE. Each of the above paragraphs is severable. If the contents of any such paragraph is held to be or becomes invalid or unenforceable in any respect in any jurisdiction, it shall have no effect in that respect, but without prejudice to the remainder of this notice. Additional Information Regarding the SG Smart Climate Index Provided by the Company Underlying SGI Index The Index is composed of a single underlying index, the SG Climate Transition Risk Index (Bloomberg Ticker: SGIXCTR) (the “Underlying SGI Index”). The Underlying SGI Index is a weighted index comprised of 150 to 250 stocks selected from the S&P 500 Index. The Underlying SGI Index is a “gross total return” index, meaning that its return reflects the total return on an investment in the component stocks (including reinvestment of all dividends, interest, and other income), less the fixed replication costs described under “Performance Drags” below. Stocks are selected and weighted for the Underlying SGI Index using the following three-step process: • Step One — ESG Exclusion Filters: Starting with all the companies included in the S&P 500 Index, proprietary filters are applied to exclude companies that fail to pass certain ESG criteria. Based on these filters, the following companies may be excluded from the Underlying SGI Index: • Companies involved in major controversies (i.e., operations incidents, employee incidents, governance incidents) that have an impact on the environment and society, and associated business risks; A-5

• Companies involved in a range of products, services, or business activities that are generally viewed as being controversial (e.g., weapons, tobacco, alcohol, gambling, thermal coal, fossil fuel, genetically modified organisms); and • Companies breaching any U.N. Global Compact Principles, which set forth principles related to human rights, labor, environment, and anti-corruption. • Companies involved in a major controversy or controversial business activity may not always be excluded. The ESG exclusion filters take into account the degree of involvement. For example, oil companies with substantive investments in a clean energy future may not be excluded. However, companies involved in certain business activities beyond specific thresholds (e.g., 0% of revenues from sale of assault weapons, 5% revenues from extraction of thermal coal, 10% of revenues from sale of tobacco products), and any company in breach of a U.N Global Compact Principle, will be excluded. • Step Two — Climate Risk Scoring: Each company remaining after step one is assigned a climate risk score. Climate risk scores are calculated using proprietary models that predict company profitability and share price performance under different climate scenarios in the future. Within each Global Industry Sector Classification, the companies are ranked by their respective climate risk scores, with the best scoring companies on the top and the worst scoring companies on the bottom. Companies ranked in the top half for each Global Industry Sector Classification are selected for inclusion in the Underlying SGI Index. • Step Three — Weighting: Component stocks of companies with better climate risk scores receive higher weightings than those of companies with worse climate risk scores, subject to minimum and maximum weighting restrictions designed to limit sector bias and provide diversification. The Underlying SGI Index is reconstituted using the three-step process described above on a quarterly basis. The selection and weighting of stocks for the Underlying SGI Index is fully systematic and rules- based. Performance Drags The performance of the Index reflects certain deductions, all of which serve to reduce Index Levels: 1. The Index’s return reflects a negative performance adjustment equal to 1.50%, as an annualized percentage of Index Value, in the form of a “synthetic dividend.” It is applied daily and is intended to replicate the impact that an annual dividend of 1.50% would have on the Index Level. This “synthetic dividend” is not a dividend paid by the underlying component stocks and is not an amount payable to you. It only serves to reduce the performance of the Index. 2. Assumed fixed replication costs are deducted from the performance of the Underlying SGI Index. These costs equal 0.50%, as an annualized percentage of the index level, and are deducted on a daily basis. These assumed costs are intended to represent the costs that would be incurred in connection with replicating the performance of the Underlying SGI Index. 3. The performance of the Index reflects the return on an investment in the underlying component stocks through the use of borrowed funds. The assumed costs of borrowing are deducted from the Index Level. The assumed costs of borrowing are deducted on a daily basis and equal the current U.S. Federal Funds Rate as reported on Bloomberg. The U.S. Federal Funds Rate is the rate of interest that banks charge each other for short-term loans. License

Use of the Index in connection with annuity contracts has been licensed to Principal. The licensing agreement has an initial term ending on or about [to be added by amendment], and thereafter automatically renews annually unless terminated by either party. New Index This Index and the Underlying SGI Index have limited performance histories, dating back to September 7, 2022 and April 2, 2022, respectively. There is less publicly available information about the Index and the Underlying SGI Index compared to more established market indexes. Inquiries regarding the Index or the Underlying SGI Index should be directed to our Administrative Office or your financial intermediary. A-6

APPENDIX B Equity Adjustment calculation The Equity Adjustment is calculated as: Derivative ValCur – (Derivative ValBeg * [1 – (Time Elapsed / Segment Term)]) Where: • Derivative ValCur is the value, calculated using the Black-Scholes formula, of a hypothetical basket of derivatives associated with the Index-Linked Segment Option on the date the Equity Adjustment is calculated. • Derivative ValBeg is the value, calculated using the Black-Scholes formula, of a hypothetical basket of derivatives associated with the Index-Linked Segment Option on the Segment Start Date. • Time Elapsed is the number of days elapsed between the Segment Start Date and the date the Equity Adjustment is calculated. • Segment Term is the number of days in the Segment Term. Parameters (such as interest rates, volatility, and dividends) used in the Black-Scholes formula to calculate the value of derivatives will be consistent with the most recently available market data for such parameters. These parameters are provided by an independent third-party and, if any of these parameters become unavailable for any reason, we will select a new parameter or provider at our sole discretion. The hypothetical basket of derivatives used in the Equity Adjustment depends on the Segment Option selected and may include: • Buffer • Long ATM Call • Short OTM Call • Short OTM Put • Peak Buffer • Long ATM Call • Short OTM Call • Long ATM Put • Short OTM Put (x2) • Floor • Long ATM Call

• Short OTM Call • Short ATM Put • Long OTM Put The duration of each derivative is based on the Segment Term selected. The underlying index of each derivative is based on the Segment Option selected. The moneyness of each derivative depends on the structured payoff of the Segment Option. “Moneyness” is a term used to describe whether a contract is either in the money (ITM), out of the money (OTM) or at the money (ATM). The following is a brief description of ITM, OTM and ATM. • ITM — An option that is in-the-money, or ITM, has intrinsic value. A call option is ITM if the strike price is below the underlying security’s current trading price. A put option is ITM if the strike price is above the current price of the underlying security. B-1

• OTM — An option that is out-of-the-money, or OTM, has no intrinsic value. A call option is OTM if the strike price is above the underlying security’s current trading price. Put options are OTM if the strike price is lower than the current price of the underlying security. • ATM — An at-the-money, or ATM, option is a call or a put option that has a strike price about equal to the current price of the underlying security. B-2

APPENDIX C SEGMENT INTERIM VALUE EXAMPLES FOR FULL SURRENDERS The examples below will show how different values impact the amount available to you (Surrender Value) in a variety of market conditions and points in time. For purposes of the examples, in arriving at the Surrender Value, the Bond Adjustment and Surrender Charge assume a full Surrender. For examples on how partial withdrawals impact the values, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Negative Reductions to Crediting Base. Each scenario below has an assumption for market conditions. The increase or decrease in the Index Value indicates changes based on Index performance, and the increase or decrease in the Bond Adjustment Index Value indicates the change in interest rate levels. Generally, when the Bond Adjustment Index Value increases the Bond Adjustment reduces the Surrender Value, and when the Bond Adjustment Index Value decreases the Bond Adjustment increases the Surrender Value. There are twothree example sets below. All the examples use a 6-year 10% Buffer Segment Option with a 110% Participation Rate and no declared Cap Rate. The first example set shows how the combination of market conditions affects the Equity Adjustment and Bond Adjustment. The second and third example set showssets show how the amount of time remaining until the Segment End Date affects the Equity Adjustment and how the amount of time remaining until the end of the current Bond Adjustment period affects the Bond Adjustment. By including an Equity Adjustment, we are able to show how the increase or decrease of the Index Value impacts the Accumulated Value (Segment Interim Value). Similarly, by including the Bond Adjustment, we are able to show how the increase or decrease of the Bond Adjustment Index Value impacts the Surrender Value. The following also apply to the examples: • An Equity Adjustment applies in these examples because the Surrenders occur in the middle of the Segment Term. • A Bond Adjustment also applies due to the need for the Company to have the underlying investments backing up the Contract closely match up with the Company’s obligations under the Contract. • The Bond Adjustment is applied to the entire Crediting Base because a full Surrender is assumed when calculating the Surrender Value. For examples on how partial withdrawals impact the values, see 8. INDEX-LINKED SEGMENT OPTION MECHANICS — Reductions to Crediting Base. • For these examples, the Accumulated Value equals the Segment Interim Value because the examples occur in the middle of the Segment Term, and there is only one Segment Option for each example. • For purposes of simplifying the examples, the Equity Adjustment percentage and the Bond Adjustment percentage are displayed to two decimal places in the example tables. However, the actual, non-rounded percentages were used to calculate the Equity Adjustment amount and Bond Adjustment amount throughout the examples. • The Months until Segment End Date represents the number of months until the end of the Segment Option in each example. • The Months until the end of the current Bond Adjustment period represents the number of months until the end of the current Bond Adjustment period in each example.

• Since these examples use a 6-year Segment Option, the Months until Segment End Date and Months until the end of the current Bond Adjustment period will always equal each other for a given example. C-1

Example Set 1 These examples are intended to demonstrate how different market conditions impact the Surrender Value for a Segment Option. The Months until Segment End Date and Months until end of current Bond Adjustment period are the same for each of these examples because these examples are focused on the change in market conditions. These examples demonstrate how the change in the Index Value impacts the Equity Adjustment and how the Equity Adjustment generally will not be the same as the change in the Index Value. For these examples, the Accumulated Value equals the Segment Interim Value because the examples occur in the middle of the Segment Term, and there is only one Segment Option for each example. Example 1 2 3 Change in Index Value 20% decrease No change 20% increase Change in Bond Adjustment Index Value No change No change No change Months until Segment End Date 63 63 63 Months until end of current Bond Adjustment period 63 63 63 Premium Payment $10,000.00 $10,000.00 $10,000.00 Crediting Base $10,000.00 $10,000.00 $10,000.00 Equity Adjustment percentage(1) -18.54% -0.68% 17.76% Equity Adjustment Amount(2)    -$1,853.69(2a) -$68.22(2b) $1,775.67(2c) Accumulated Value (Segment Interim Value)(3) $8,146.31(3a) $9,931.78(3b) $11,775.67(3c) Bond Adjustment percentage(4) 0.00% 0.00% 0.00% Bond Adjustment Amount(5) $0.00 $0.00 $0.00 Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment(6) $8,146.31(6a) $9,931.78(6b) $11,775.67(6c) Free Surrender Amount(7) $1,000.00 $1,000.00 $1,000.00 Amount after Free Surrender Amount(8) $7,146.31(8a) $8,931.78(8b) $10,775.67(8c) Surrender Charge percentage(9)    8.00% 8.00% 8.00% Surrender Charge(10) $571.70(10a) $714.54(10b) $862.05(10c) Surrender Value(11) $7,574.61(11a) $9,217.23(11b) $10,913.61(11c) (1) The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. The adjustment will generally be different than the Index performance at the time of withdrawal (since Segment Start Date). For purposes of simplifying the examples, the Equity Adjustment percentage has been rounded to two decimal places. (2) The Equity Adjustment Amount is the Equity Adjustment percentage multiplied by the Crediting Base. (a) For example 1, it is negative 18.54% multiplied by $10,000.00, which equals negative $1,853.69. (b) For example 2, it is negative 0.68% multiplied by $10,000.00, which equals negative $68.22. (c) For example 3, it is positive 17.76% multiplied by $10,000.00, which equals positive $1,775.67. (3) The Accumulated Value (Segment Interim Value) is the Crediting Base plus or minus the Equity Adjustment Amount. (a) For example 1, it is $10,000.00 minus $1,853.69, which equals $8,146.31.

(b) For example 2, it is $10,000.00 minus $68.22, which equals $9,931.78. (c) For example 3, it is $10,000.00 plus $1,775.67, which equals $11,775.67. (4) For more on the Bond Adjustment, see 10. CONTRACT VALUES — Bond Adjustment. For purposes of simplifying the examples, the Bond Adjustment percentage has been rounded to two decimal places. (5) The Bond Adjustment Amount is the Bond Adjustment percentage multiplied by the Crediting Base. For all three of these examples, it is 0.00% multiplied by $10,000.00, which equals $0.00. C-2

(6) The Accumulated Value (Segment Interim Value) adjusted for the Bond Adjustment is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment Amount. (a) For example 1, it is $8,146.31 minus $0.00, which equals $8,146.31. (b) For example 2, it is $9,931.78 minus $0.00, which equals $9,931.78. (c) For example 3, it is $11,775.67 minus $0.00, which equals $11,775.67. (7) The Free Surrender Amount is the Premium Payment multiplied by the allowed Free Surrender percentage. For all three of these examples, it is $10,000.00 multiplied by 10%, which equals $1,000.00. (8) Amount after Free Surrender Amount is the Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment minus the Free Surrender Amount. (a) For example 1, it is $8,146.31 minus $1,000.00, which equals $7,146.31. (b) For example 2, it is $9,931.78 minus $1,000.00, which equals $8,931.78. (c) For example 3, it is $11,775.67 minus $1,000.00, which equals $10,775.67. (9) The Surrender Charge percentage is based on the current Contract Year. For all three of these examples, it is 8.00% because each example is in the first Contract Year. (10)The Surrender Charge is the Surrender Charge percentage multiplied by the Amount after Free Surrender Amount. (a) For example 1, it is 8.00% multiplied by $7,146.31, which equals $571.70. (b) For example 2, it is 8.00% multiplied by $8,931.78, which equals $714.54. (c) For example 3, it is 8.00% multiplied by $10,775.67, which equals $862.05. (11)The Surrender Value is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment minus the Surrender Charge. (a) For example 1, it is $8,146.31 minus $0.00 minus $571.70, which equals $7,574.61. (b) For example 2, it is $9,931.78 minus $0.00 minus $714.54, which equals $9,217.23. (c) For example 3, it is $11,775.67 plus $0.00 minus $862.05, which equals $10,913.61. C-3

Example Set 2 These examples are intended to demonstrate how the time until the Segment End Date and the time until the end of the current Bond Adjustment period impact the Surrender Value for a Segment Option. These examples demonstrate how the time until the Segment End Date impacts the Equity Adjustment while keeping the change in the Index Value constant. Generally, the Equity Adjustment will get closer to the change in the Index Value as the Months until Segment End Date get closer to zero. These examples also show how the time until the end of the current Bond Adjustment period impacts the Bond Adjustment while keeping the change in the Bond Adjustment Index Value constant. Generally, the Bond Adjustment will approach zero as the Contract gets closer to the end of the current Bond Adjustment period. Generally, if the change in the Bond Adjustment Index Value is positive, it means interest rates have increased since the date when the current Bond Adjustment period started. Another item these examples demonstrate is how the Surrender Charge diminishes in future Contract Years. For these examples, the Accumulated Value equals the Segment Interim Value because the examples occur in the middle of the Segment Term, and there is only one Segment Option for each example. Example 4 5 6 Change in Index Value 10% increase 10% increase 10% increase Change in Bond Adjustment Index Value 10% increase 10% increase 10% increase Months until Segment End Date 63 36 9 Months until end of current Bond Adjustment period 63 36 9 Premium Payment $10,000.00 $10,000.00 $10,000.00 Crediting Base $10,000.00 $10,000.00 $10,000.00 Equity Adjustment percentage(1) 8.46% 12.03% 12.15% Equity Adjustment Amount(2) $846.16(2a) $1,202.89(2b) $1,214.51(2c) Accumulated Value (Segment Interim Value)(3) $10,846.16(3a) $11,202.89(3b) $11,214.51(3c) Bond Adjustment percentage(4) -1.02% -0.59% -0.15% Bond Adjustment Amount(5) -$102.31(5a) -$58.59(5b) -$14.68(5c) Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment(6) $10,743.85(6a) $11,144.29(6b) $11,199.83(6c) Free Surrender Amount(7)    $1,000.00 $1,000.00 $1,000.00 Amount after Free Surrender Amount(8)    $9,743.85(8a) $10,144.29(8b) $10,199.83(8c) Surrender Charge percentage(9) 8.00%(9a) 6.00%(9b) 4.00%(9c) Surrender Charge(10)    $779.51(10a) $608.66(10b) $407.99(10c) Surrender Value(11) $9,964.34(11a) $10,535.64(11b) $10,791.84(11c) (1) The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. The adjustment will generally be different than the Index performance at the time of withdrawal (since Segment Start Date). For purposes of simplifying the examples, the Equity Adjustment percentage has been rounded to two decimal places. (2) The Equity Adjustment Amount is the Equity Adjustment percentage multiplied by the Crediting Base. (a) For example 4, it is positive 8.46% multiplied by $10,000.00, which equals positive $846.16. (b) For example 5, it is positive 12.03% multiplied by $10,000.00, which equals positive $1,202.89. (c) For example 6, it is positive 12.15% multiplied by $10,000.00, which equals positive $1,214.51. (3) The Accumulated Value (Segment Interim Value) is the Crediting Base plus or minus the Equity Adjustment Amount.

(a) For example 4, it is $10,000.00 plus $846.16, which equals $10,846.16. (b) For example 5, it is $10,000.00 plus $1,202.89, which equals $11,202.89. (c) For example 6, it is $10,000.00 plus $1,214.51, which equals $11,214.51. C-4

(4) For more on the Bond Adjustment, see 10. CONTRACT VALUES — Bond Adjustment. For purposes of simplifying the examples, the Bond Adjustment percentage has been rounded to two decimal places. (5) The Bond Adjustment Amount is the Bond Adjustment percentage multiplied by the Crediting Base. (a) For example 4, it is negative 1.02% multiplied by $10,000.00, which equals negative $102.31. (b) For example 5, it is negative 0.59% multiplied by $10,000.00, which equals negative $58.59. (c) For example 6, it is negative 0.15% multiplied by $10,000.00, which equals negative $14.68. (6) The Accumulated Value (Segment Interim Value) adjusted for the Bond Adjustment is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment Amount. (a) For example 4, it is $10,846.16 minus $102.31, which equals $10,743.85. (b) For example 5, it is $11,202.89 minus $58.59, which equals $11,144.29. (c) For example 6, it is $11,214.51 minus $14.68, which equals $11,199.83. (7) The Free Surrender Amount is the Premium Payment multiplied by the allowed Free Surrender percentage. For all three of these examples, it is $10,000.00 multiplied by 10%, which equals $1,000.00. (8) Amount after Free Surrender Amount is the Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment minus the Free Surrender Amount. (a) For example 4, it is $10,743.85 minus $1,000.00, which equals $9,743.85. (b) For example 5, it is $11,144.29 minus $1,000.00, which equals $10,144.29. (c) For example 6, it is $11,199.83 minus $1,000.00, which equals $10,199.83. (9) The Surrender Charge percentage is based on the current Contract Year. (a) For example 4, it is 8.00% because it is in the first Contract Year. (b) For example 5, it is 6.00% because it is in the fourth Contract Year. (c) For example 6, it is 4.00% because it is in the sixth Contract Year. (10)The Surrender Charge is the Surrender Charge percentage multiplied by the Amount after Free Surrender Amount. (a) For example 4, it is 8.00% multiplied by $9,743.85, which equals $779.51. (b) For example 5, it is 6.00% multiplied by $10,144.29, which equals $608.66. (c) For example 6, it is 4.00% multiplied by $10,199.83, which equals $407.99. (11)The Surrender Value is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment minus the Surrender Charge.

(a) For example 4, it is $10,846.16 minus $102.31 minus $779.51, which equals $9,964.34. (b) For example 5, it is $11,202.89 minus $58.59 minus $608.66, which equals $10,535.64. (c) For example 6, it is $11,214.51 minus $14.68 minus $407.99, which equals $10,791.84. C-5

Example Set 3 These examples are intended to demonstrate how the time until the Segment End Date and the time until the end of the current Bond Adjustment period impact the Surrender Value for a Segment Option. These examples demonstrate how the time until the Segment End Date impacts the Equity Adjustment while keeping the change in the Index Value constant. Generally, as the Months until Segment End Date get closer to zero, the Equity Adjustment Amount will get closer to what the Segment Credit amount will be on the Segment End Date. These examples also show how the time until the end of the current Bond Adjustment period impacts the Bond Adjustment while keeping the change in the Bond Adjustment Index Value constant. Generally, the Bond Adjustment will approach zero as the Contract gets closer to the end of the current Bond Adjustment period. Generally, if the change in the Bond Adjustment Index Value is negative, it means interest rates have decreased since the date when the current Bond Adjustment period started. Another item these examples demonstrate is how the Surrender Charge diminishes in future Contract Years. For these examples, the Accumulated Value equals the Segment Interim Value because the examples occur in the middle of the Segment Term, and there is only one Segment Option for each example. Example 7 8 9 Change in Index Value 10% decrease 10% decrease 10% decrease Change in Bond Adjustment Index Value 10% decrease 10% decrease 10% decrease Months until Segment End Date 63 36 9 Months until end of current Bond Adjustment period 63 36 9 Premium Payment $10,000.00 $10,000.00 $10,000.00 Crediting Base $10,000.00 $10,000.00 $10,000.00 Equity Adjustment percentage(1) -9.68% -6.13% -4.57% Equity Adjustment Amount(2) -$967.57(2a) -$613.28(2b) -$456.69(2c) Accumulated Value (Segment Interim Value)(3) $9,032.43(3a) $9,386.72(3b) $9,543.31(3c) Bond Adjustment percentage(4) 1.04% 0.59% 0.15% Bond Adjustment Amount(5) $103.57(5a) $59.05(5b) $14.73(5c) Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment(6) $9,136.00(6a) $9,445.78(6b) $9,558.05(6c) Free Surrender Amount(7) $1,000.00 $1,000.00 $1,000.00 Amount after Free Surrender Amount(8) $8,136.00(8a) $8,445.78(8b) $8,558.05(8c) Surrender Charge percentage(9) 8.00%(9a) 6.00%(9b) 4.00%(9c) Surrender Charge(10) $650.88(10a) $506.75(10b) $342.32(10c) Surrender Value(11) $8,485.12(11a) $8,939.03(11b) $9,215.72(11c) (1) The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. The adjustment will generally be different than the Index performance at the time of withdrawal (since Segment Start Date). For purposes of simplifying the examples, the Equity Adjustment percentage has been rounded to two decimal places. (2) The Equity Adjustment Amount is the Equity Adjustment percentage multiplied by the Crediting Base. (d) For example 7, it is negative 9.68% multiplied by $10,000.00, which equals negative $967.57. (e) For example 8, it is negative 6.13% multiplied by $10,000.00, which equals negative $613.28. (f) For example 9, it is negative 4.57% multiplied by $10,000.00, which equals negative $456.69.

(3) The Accumulated Value (Segment Interim Value) is the Crediting Base plus or minus the Equity Adjustment Amount. (d) For example 7, it is $10,000.00 minus $967.57, which equals $9,032.43. (e) For example 8, it is $10,000.00 minus $613.28, which equals $9,386.72. (f) For example 9, it is $10,000.00 minus $456.69, which equals $9,543.31. C-6

(4) For more on the Bond Adjustment, see 10. CONTRACT VALUES — Bond Adjustment. For purposes of simplifying the examples, the Bond Adjustment percentage has been rounded to two decimal places. (5) The Bond Adjustment Amount is the Bond Adjustment percentage multiplied by the Crediting Base. (d) For example 7, it is positive 1.04% multiplied by $10,000.00, which equals positive $103.57. (e) For example 8, it is positive 0.59% multiplied by $10,000.00, which equals positive $59.05. (f) For example 9, it is positive 0.15% multiplied by $10,000.00, which equals positive $14.73. (6) The Accumulated Value (Segment Interim Value) adjusted for the Bond Adjustment is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment Amount. (d) For example 7, it is $9,032.43 plus $103.57, which equals $9,136.00. (e) For example 8, it is $9,386.72 plus $59.05, which equals $9,445.78. (f) For example 9, it is $9,543.31 plus $14.73, which equals $9,558.05. (7) The Free Surrender Amount is the Premium Payment multiplied by the allowed Free Surrender percentage. For all three of these examples, it is $10,000.00 multiplied by 10%, which equals $1,000.00. (8) Amount after Free Surrender Amount is the Accumulated Value (Segment Interim Value) adjusted for Bond Adjustment minus the Free Surrender Amount. (d) For example 7, it is $9,136.00 minus $1,000.00, which equals $8,136.00. (e) For example 8, it is $9,445.78 minus $1,000.00, which equals $8,445.78. (f) For example 9, it is $9,558.05 minus $1,000.00, which equals $8,558.05. (9) The Surrender Charge percentage is based on the current Contract Year. (a) For example 7, it is 8.00% because it is in the first Contract Year. (b) For example 8, it is 6.00% because it is in the fourth Contract Year. (c) For example 9, it is 4.00% because it is in the sixth Contract Year. (10)The Surrender Charge is the Surrender Charge percentage multiplied by the Amount after Free Surrender Amount. (d) For example 7, it is 8.00% multiplied by $8,136.00, which equals $650.88. (e) For example 8, it is 6.00% multiplied by $8,445.78, which equals $506.75. (f) For example 9, it is 4.00% multiplied by $8,558.05, which equals $342.32. (11)The Surrender Value is the Accumulated Value (Segment Interim Value) plus or minus the Bond Adjustment minus the Surrender Charge.

(d) For example 7, it is $9,032.43 plus $102.31 minus $650.88, which equals $8,485.12. (e) For example 8, it is $9,386.72 plus $58.59 minus $506.75, which equals $8,939.03. (f) For example 9, it is $9,543.31 plus $14.68 minus $342.32, which equals $9,215.72. C-7

APPENDIX D STATE VARIATIONS [TO BE UPDATED BY AMENDMENT] State Benefit Variation Arizona Free Look For a non-replacement, if the Owner is age 65 or older at the date of application, the right to cancel period is 30 days. California Free Look For a non-replacement, if the Owner is age 60 or older at the date of application, the right to cancel period is 30 days. If the Owner is age 60 or older at the date of application, the refunded amount will be the greater of the Accumulated Value plus Fees and Charges or the Premium Payment, whichever is higher. Connecticut Free Look For a replacement of an existing contract, your right to cancel period is 15 days. District of Columbia Free Look For a replacement of an existing contract, your right to cancel period is 15 days. Delaware Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Florida Free Look Your right to cancel period is 21 days. Georgia Free Look For a replacement of an existing contract, your right to cancel period is 15 days. Idaho Free Look Your right to cancel period is 20 days. Surrender Surrender payments will be delayed no longer than six months from the date we receive your notice to surrender. Illinois Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Indiana Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Kansas Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Kentucky Free Look For a non-replacement, your right to cancel period is 20 days. Massachusetts Free Look Your right to cancel period is 20 days. Michigan Free Look For a replacement of an existing contract, your right to cancel period is 15 days. Minnesota Free Look Notice of cancellation and return of the contract are effective on the date received by us or our agent. Will refund Premium Payment or Accumulated Value within 10 days of receiving cancellation notice.

Death Benefit We will pay death benefit within two months. New Jersey Index-Linked Segment Options Index-Linked Segment Options linked to the SG Smart Climate Index are not available. North Dakota Free Look Your right to cancel period is 20 days. Oklahoma Free Look For a replacement of an existing contract, your right to cancel period is 20 days. D-1

State Benefit Variation Pennsylvania Free Look For a replacement of an existing contract that was not issued to you by Principal Life Insurance Company, your right to cancel period is 20 days. For a replacement of an existing contract that was issued to you by Principal Life Insurance Company, your right to cancel period is 45 days. Rhode Island Free Look For a non-replacement, your right to cancel period is 20 days. Tennessee Free Look For a replacement of an existing contract, your right to cancel period is 20 days. Texas Free Look For a non-replacement, your right to cancel period is 20 days. Separate Account The description of the Separate Account is modified for contracts issued in Texas. The Separate Account is a segregated account, established by Principal, in which we hold reserves for the Index- Linked Segment Option under the contract. The portion of the assets of the Separate Account equal to the reserves and other liabilities arising out of any other business we may conduct. Virginia Free Look For a replacement of an existing contract, your right to cancel period is 15 days. Washington Free Look For a replacement of an existing contract, your right to cancel period is 20 days. An additional 10% penalty shall be added to any refund due which is not paid within 30 days of return of the policy. D-2

Dealer Prospectus Delivery Obligations All dealers that effect transactions in these securities are required to deliver a prospectus.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS Item 13. Other Expenses of Issuance and Distribution The Company’s expenses in connection with the issuance and distribution of the contracts, other than any underwriting commissions, are as follows (except for the SEC filing fee, all amounts shown are estimates): SEC Registration Fee $ 82,760 Legal Fees and Expenses $ 90,000 Accounting Fees and Expenses $ 50,000 Printing Costs:   $ 700 Total Expenses $ 223,460 Item 14. Indemnification of Directors and Officers Sections 490.851 through 490.859 of the Iowa Business Corporation Act permit corporations to indemnify directors and officers where (A) all of the following apply: the director or officer (i) acted in good faith; (ii) reasonably believed that (a) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation or (b) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; and (B) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation’s articles of incorporation. Unless ordered by a court pursuant to the Iowa Business Corporation Act, a corporation shall not indemnify a director or officer in either of the following circumstances: (A) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct (above) or (B) in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis that the director receive a financial benefit to which he or she was not entitled, whether or not involving action in the director’s official capacity. The Company’s Bylaws provide that the Board of Directors shall have the Company indemnify, or authorize the officers of the Company to have the Company indemnify, directly and through insurance coverage, each person now or hereafter a director, officer, employee or other representative of the corporation, and that person’s heirs and legal representatives, against all damages, awards, costs and expenses, including counsel fees, reasonably incurred or imposed in connection with or resulting from any action, suit or proceeding, or the settlement thereof prior to final adjudication, to which such person is or may be made a party by reason of being or having been a director, officer, employee or other representative of the corporation or by reason of service at the request of the corporation in any capacity with another entity or organization. Such rights or indemnification shall be in addition to any rights to which any director, officer, employee or other representative of the corporation, former, present or future, may otherwise be entitled as a matter of law and subject to such limitations permitted by law as may be established by the Board of Directors. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. II-1

Item 15. Recent Sales of Unregistered Securities Not applicable. Item 16. Exhibits and Financial Statement Schedules (a) Exhibits (1) (i) Underwriting Agreement*** (1) (ii) Broker Dealer Marketing and Servicing Agreement for Annuity Contracts*** (2) N/A (3) (i) Articles of Incorporation** (3) (ii) Bylaws** (4) (i) Form of Contract** (4) (ii) Rate Enhancement Rider** (4) (iii) Segment Lock-In Rider** (4) (iv) Contract Data Page**** (4) (v) Form of Application** (5) Legal Opinion and Consent****** (6) (6 through 20) N/A (21)Subsidiaries of the Registrant* (22)N/A (23)Consent of Independent Registered Public Accounting Firm****** (24) PowerPowers of Attorney*** * (25 through 100) N/A (101) Interactive Data File****** (102 through 106) N/A (107) Filing Fee Table* (b) Financial Statement Schedules****** * Filed Herewith

** Incorporated herein by reference to Initial Filing of S-1 Registration Statement (File No. 333-267959) filed on October 20, 2022. *** Incorporated herein by reference to Pre-Effective Amendment #4 to S-1 Registration Statement (File No. 333- 267959) filed on April 25, 2023. ****Incorporated herein by reference to Pre-Effective Amendment #5 to S-1 Registration Statement (File No. 333- 267959) filed on April 28, 2023. *****To be filed by amendment II-2

Item 17. Undertakings The undersigned Company hereby undertakes: (A) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; II-3

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (5) That, for the purpose of determining liability of the Company under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Company undertakes that in a primary offering of securities of the undersigned Company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (a) Any preliminary prospectus or prospectus of the undersigned Company relating to the offering required to be filed pursuant to Rule 424; (b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Company or used or referred to by the undersigned Company; (c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Company or its securities provided by or on behalf of the undersigned Company; and (d) Any other communication that is an offer in the offering made by the undersigned Company to the purchaser. (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the

Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officers or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. II-4

SIGNATURES Pursuant to the requirements of the Securities Act of 1933, the Registrant, Principal Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Des Moines, State of Iowa, on the 9th[ ] day of FebruaryApril, 2024. PRINCIPAL LIFE INSURANCE COMPANY (Registrant) By : /s/ D. J. Houston D. J. Houston Director, Chairman, President and Chief Executive Officer Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated. Signature Title Date /s/ D. J. Houston Director, Chairman, President, and Chief Executive Officer February 9April [ ] , 2024 D. J. Houston (Principal Executive Officer) /s/ J. M. Pitz Senior Vice President and Controller / J. M. Pitz (Principal Accounting Officer) February 9,April [ ], 2024 /s/ D. D. Strable-Soethout Executive Vice President and Chief Financial Officer D. D. Strable-Soethout (Principal Financial Officer) February 9,April [ ], 2024 /s/ J. S. Auerbach* Director February 9,April [ ], 2024 J. S. Auerbach /s/ M. E. Beams* Director February 9,April [ ], 2024 M. E. Beams /s/ J. Carter-Miller* Director February 9,April [ ], 2024 J. Carter-Miller /s/ R. C. Hochschild* Director February 9,April [ ], 2024 R. C. Hochschild

/s/ S. M. Mills* Director February 9,April [ ], 2024 S. M. Mills /s/ H. E. Mitchell* Director February 9,April [ ], 2024 H. E. Mitchell

Signature Title Date /s/ C. N. Muruzabal* Director February 9,April [ ], 2024 C. N. Muruzabal /s/ D. C. Nordin* Director February 9,April [ ], 2024 D. C. Nordin /s/ B. C. Pickerell* Director February 9,April [ ], 2024 B. C. Pickerell /s/ C. S. Richer* Director February 9,April [ ], 2024 C. S. Richer /s/ A. Rivera* Director February 9,April [ ], 2024 A. Rivera *By/s/ D. J. Houston D. J. Houston Director, Chairman, President and Chief Executive Officer *By: D.J. Houston — Attorney-in-Fact pursuant to Powers of Attorney filed previouslyherewith.